As filed with the Securities and Exchange Commission on January 28, 2026.

Registration No. 333-292700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Liftoff Mobile, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7370	86-1817506
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

900 Middlefield Road

Redwood City, California 94063

(650) 319-7151

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeremy Bondy

Chief Executive Officer

Liftoff Mobile, Inc.

900 Middlefield Road

Redwood City, California 94063

(650) 319-7151

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Ford Bonnie Jonathan R. Ozner Katharine L. Thompson Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 Telephone: (202) 636-5500	Susan Rickard Hansen General Counsel Liftoff Mobile, Inc. 900 Middlefield Road Redwood City, California 94063 Telephone: (650) 319-7151	Michael Kaplan Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 28, 2026

PRELIMINARY PROSPECTUS

     Shares

Liftoff Mobile, Inc.

Common Stock

$     per share

This is the initial public offering of shares of common stock of Liftoff Mobile, Inc. We are offering      shares in this offering. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price to be between $     and $     per share of common stock. We have applied to list our shares of common stock on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “LFTO.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

Prior to this offering, entities controlled by affiliates of Blackstone Inc. (“Blackstone”) beneficially owned or controlled a majority of the voting power of shares eligible to vote in the election of our directors. To the extent that Blackstone beneficially owns or controls a majority of the voting power of shares eligible to vote in the election of our directors, we will be a “controlled company” within the meaning of Nasdaq corporate governance standards. See “Management—Controlled Company Exception” and “Principal and Selling Stockholders.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Liftoff Mobile, Inc.	$	$

(1) Please see the section entitled “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than      shares of our common stock, the underwriters have the option to purchase up to an additional      shares of common stock from certain of our pre-IPO owners (the “selling stockholders”) at the initial public offering price less the underwriting discounts and commission, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about   , 2026.

Joint Lead Book-Running Managers*
(* in alphabetical order)

Goldman Sachs & Co. LLC*	Jefferies*	Morgan Stanley*

Joint Book-Running Managers

Barclays	RBC Capital Markets	UBS Investment Bank	Wells Fargo Securities	William Blair

Cantor	Deutsche Bank Securities	PJT Partners	Wolfe | Nomura Alliance

BTIG	Needham & Company	Raymond James

Co-Managers

Blackstone Capital Markets	MUFG	Stifel

LUMA Securities	Bancroft Capital	Cabrera Capital Markets LLC

Drexel Hamilton	Independence Point Securities	Tigress Financial Partners

The date of this prospectus is     , 2026.

Liftoff helps grow your mobile business

Performance marketing, monetization, and creative solutions powered by Cortex, Liftoff's AI-enabled growth platform

1.4B+
DAILY ACTIVE USERS[(1)]

140K+
ACTIVE SDK APPS[(2)]

100%
LTM TOP 100 PUBLISHER LOGO RETENTION[(3)]

871
DEMAND SIDE CUSTOMERS[(2)]

1. During the fourth quarter of 2025.
2. As of September 30, 2025.
3. Last twelve month period ended September 30, 2025

Our mission is to ensure a developer in Istanbul and a Fortune 500 company in New York can both compete on what they build, not on their ability to navigate millions of disconnected apps. We are the infrastructure that turns innovation into impact."

Jeremy Bondy

CEO and Director

	Page		Page
Summary	1	Management	112
Risk Factors	17	Certain Relationships and Related Person Transactions	135
Forward-Looking Statements	58
Market and Industry Data	59	Principal and Selling Stockholders	138
Trademarks, Service Marks, Trade Names and Copyrights	60	Description of Certain Indebtedness	140
		Description of Capital Stock	143
Use of Proceeds	61	Material U.S. Federal Income Tax Consequences To Non-U.S. Holders	149
Dividend Policy	62
Capitalization	63	Shares Eligible for Future Sale	152
Dilution	65	Underwriting (Conflicts of Interest)	154
Management’s Discussion and Analysis of Financial Condition and Results of Operations	67	Legal Matters	163
		Experts	163
		Where You Can Find More Information	163
A Letter From Our CEO	95	Index to Financial Statements	F-1
Business	97

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or authorized to be provided on our behalf. Neither we, the selling stockholders nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or authorized to be provided on our behalf. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

About This Prospectus

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have been calculated, in some cases, not on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures, on the face of our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Certain Definitions

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•
“Adapter” refers to a technical modification of our core DSP and/or SSP that enables us to address a customer- and/or vertical-specific need.
•
“Blackstone” refers to investment funds associated with Blackstone Inc.
•
“Core Advertising revenue” refers to revenue from our current advertising platforms, which are now predominantly powered by Cortex-backed demand solutions.
•
“Demand Side Platform” or “DSP” refers to a software platform that enables advertisers to execute mobile advertising campaigns to acquire users across multiple supply sources through a single interface.
•
“Demand Side Customers” refers to direct advertisers and third-party programmatic platforms buying on our SSP.
•
“Existing owners” or “pre-IPO owners” refer to stockholders of Liftoff immediately prior to the consummation of this offering.
•
“General Atlantic” refers to investment funds affiliated with General Atlantic, L.P.
•
“Liftoff,” the “Company,” “we,” “us,” and “our” refer to Liftoff Mobile, Inc. and its consolidated subsidiaries.
•
“LTM Core Advertising Net Dollar Retention” is calculated by taking Core Advertising revenue for a particular twelve-month period and comparing it to Core Advertising revenue earned in the subsequent twelve-month period from the same customers.
•
“LTM Top 100 Advertiser Logo Retention” is the percentage of our Top 100 advertisers in the prior twelve-month period that remained active advertisers with us in the current twelve-month period.
•
“LTM Top 100 Publisher Logo Retention” is the percentage of our Top 100 publishers in the prior twelve-month period that remained active publishers with us in the current twelve-month period.
•
“Other revenue” refers to revenue from our legacy advertising platforms that are no longer live, as well as from other non-advertising offerings.
•
“Principal Stockholders” refer collectively to Blackstone and General Atlantic.
•
“Senior Secured Credit Facilities” refer collectively to the New Term Loan Facility and the New Revolving Credit Facility (each as defined herein).
•
“Supply Side Platform” or “SSP” refers to a software platform that enables publishers to manage, sell, and optimize digital advertising inventory across multiple demand sources through a single interface.

We intend to effect a      -for-1 forward split of our common stock to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. Unless otherwise noted, the information in this prospectus gives effect to such stock split. However, the financial statements and the related notes thereto included elsewhere in this prospectus, including the share and per share information therein, are presented only on a historical basis and therefore do not reflect the      -for-1 forward stock split of our common stock, because the stock split and any related board approval will not be completed by the date of effectiveness of the registration statement of which this prospectus forms a part.

ii

Summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the consolidated financial statements and the related notes thereto included elsewhere in this prospectus before you decide to invest in shares of our common stock.

Liftoff

Overview

Liftoff is a mission-critical growth monetization engine for the app economy. Our AI-powered platform is designed to serve all verticals in the app ecosystem and is fully integrated to drive differentiated advertising performance for our customers across the app economy. We deliver profitable users for app advertisers and help to maximize advertising revenue for apps that monetize with ads. For each of the twelve months ending December 31, 2023 and 2024 and September 30, 2025, 643, 728 and 871 Demand Side Customers, respectively, used our platform to acquire new users, and 107,023, 126,509 and 142,441 apps, respectively, have integrated our software development kit (“SDK”) to monetize their media inventory. Through these SDK integrations, in the fourth quarter of 2025, our platform connects to roughly 1.4 billion daily active users worldwide. We are built to grow as our customers grow: our models are continually improving, which enables us to deliver better performance for our customers, expanding our market opportunity and strengthening our role in the app economy.

The app ecosystem is massive — SensorTower estimates that during 2024 over five billion global mobile users spent an average of approximately three hours daily on apps. In this expanding market, app developers have two primary needs to grow their businesses. The first is user acquisition, which is acquiring engaged and high intent users with a lot of choices to drive growth; the other is user monetization, as in-app advertising is usually a core revenue driver for many apps. These needs are driving an expanding opportunity, with in-app ad spend projected to grow from $332 billion in 2025 to nearly $617 billion by 2030, according to a November 2025 study we commissioned by a third-party strategy consulting firm, Altman Solon (the “Altman Solon Report”). Within this market, the Altman Solon Report estimates our serviceable addressable market for mobile, global in-app independent ad tech platforms to be approximately $79 billion in 2025, with an estimated growth trajectory of 11% compound annual growth rate (“CAGR”) through 2030, driven by strong growth across the app economy, particularly in verticals outside of gaming.

From the beginning, we designed our platform to serve all verticals in the app economy, enabling us to diversify our customer base and expand our market opportunity. We have developed broad vertical expertise spanning social media, finance, entertainment, and gaming, among other verticals, allowing us to address our customers’ unique goals and resulting in differentiated end-market diversification in our industry. For the nine months ended September 30, 2025, slightly more than half of our advertiser revenue came from verticals outside gaming. As the mobile app landscape evolves and new and high-growth verticals emerge, we expect to be well-positioned to capture the opportunities that follow.

We benefit from the rare combination of a leading DSP and SSP, which are unified to deliver differentiated advertising performance for our customers. Our DSP provides mobile advertiser customers with cutting-edge predictive capabilities designed to drive profitable user acquisition. Our SSP provides broad reach and direct access to users through an established and widely-distributed ad auction supply footprint that integrates directly into apps to drive ad monetization. Our unified platform combines our DSP and SSP so that each side is more effective than either would be alone. Managing demand and supply in a single, unified platform reduces friction between systems and increases data visibility. This leads to increased advertising performance and auction win rates relative to what a typical standalone DSP or SSP can achieve. This results in higher advertising performance for our customers, which enables additional users for advertisers and revenue generation for app publishers.

Cortex, our internally developed neural network-powered AI prediction model, is the foundation of our business. During the fourth quarter of 2023 through early 2025, we transformed our business by adopting Cortex (which uses the same type of underlying technology as today’s leading large language models) to replace our legacy linear regression-based prediction models. Our Core Advertising revenue is primarily generated through Cortex, while our Other revenue is generated from legacy linear models and advertising platforms that are no longer live as well as from other non-advertising offerings. Cortex unlocked a cycle of continuous improvement for our business by significantly improving our testing velocity and expanding our data-processing capacity. After rolling out Cortex, we are running 4x more tests, enabling us to iterate and deploy model enhancements at a faster rate, accelerating its self-learning capabilities. In addition, as of the fourth quarter of 2025, Cortex processes roughly 21x more data than our previous models, allowing it to refine predictions with greater precision and adaptability. The enhanced power and speed of Cortex has been instrumental in the evolution of both our DSP and our SSP. Powered by Cortex, our DSP now excels at optimizing bid strategy for advertisers across both our own SSP and all other major sources of ad supply. At the same time, our SSP now distinguishes itself in auction execution and real-time optimization of ad inventory yield for publishers. These capabilities drive a meaningful increase in results for our customers.

We believe our technology platform, cross-vertical expertise, and business model create a powerful virtuous flywheel: as our customers grow, so do we. The combination of our unified DSP and SSP platform, proprietary Cortex neural network technology, and differentiated operating model enabling configurable modules, which we call Adapters, deliver differentiated performance for our customers, measured through Return on Ad Spend (“ROAS”) and similar profitability-focused metrics. We have seen that, when our DSP meets or exceeds targets, customers often increase spend. Increased spend attracts more developers to use our SSP to monetize their inventory and users, growing our datasets. Ever-growing datasets improve our Cortex neural network technology, enhancing advertiser performance in a continuous cycle. This flywheel is further amplified by our Adapters: we believe that, by combining our models with Adapters, we boost customer performance, which enables us to capture a broader market and achieve compounding revenue growth. In addition, our non-gaming exposure drives a rich data set to build on — we utilize approximately $140 billion in annualized in-app transaction data as of September 30, 2025. This flywheel drives synchronous growth with our ability to unlock incremental platform performance through customers: our LTM Core Advertising Net Dollar Retention of 124% for the period ending September 30, 2025 — up from 121% for the period ending September 30, 2024 — underscores the strength of our business model and durability of our growth. We consider ourselves well-positioned to grow with the app economy, fueling and benefiting from an expanding app market as our solutions drive higher advertiser spend.

Our financial model is characterized by diversified and durable revenue, compounding revenue growth powered by our alignment with our customers’ success, and strong platform economics. Core Advertising revenue includes revenue from our current advertising platforms, which are predominantly powered by Cortex-backed demand solutions. Core Advertising represents the foundation of our business moving forward, reflecting our strategic focus on Cortex-enabled solutions and anticipated long-term growth within performance advertising.

We believe Core Advertising revenue, and its historical growth, is important as it aligns with the rollout of Cortex in 2023 and is more representative of our growth potential versus total revenue in historical periods.

In 2023, Core Advertising revenue represented approximately 79% of our total revenue and increased to approximately 93% of our total revenue in 2024. For the nine months ended September 30, 2025, Core Advertising revenue represented over 99% of our total revenue. We expect Core Advertising revenue as a percentage of our total revenue to remain the primary contributor to our total revenue as customers increasingly opt into our Cortex-backed demand solutions.

We have sequentially grown Core Advertising revenue quarter-over-quarter at an average of 9% over the trailing eight quarters ending September 30, 2025, further demonstrating the success that our core technology platform has had in driving consistent growth in the business. For the years ended December 31, 2023 and 2024 and the nine months ended September 30, 2025, our net loss was $84.7 million, $48.2 million and $25.6 million, respectively. Over the trailing eight quarters ending September 30, 2025, our net loss margin has improved from (38)% to (3)% as our model has become increasingly efficient, and we have delivered significant operating leverage with Adjusted EBITDA Margins expanding from 43% to 56%. For the nine months ended September 30, 2025, we generated year-over-year Core Advertising revenue growth of 43%, net loss margin of (5)% and Adjusted EBITDA Margin of 54%. We enhance our financial profile with a capital-light architecture that is expected to drive cash flow generation. For the nine months ended September 30, 2025, capitalized internal-use software costs (excluding capitalized stock-based compensation expense) were 7% of total revenue.

Our Market Opportunity

Key Trends in the App Economy

Mobile Apps are the Primary Channel for User Engagement

The mobile app economy has become a central pillar of digital activity. During 2024, users spent more than three hours per day on mobile devices, and approximately 90% of that time occurred within apps. With over five billion mobile users worldwide using over four million apps, according to 42matters, for social media, finance, entertainment, and gaming, among others, the app economy represents a large and growing market.

Younger cohorts are increasingly mobile-first, with Gen Z’s spending over six hours per day on mobile devices in 2023, roughly 70% more than older generations. Gen Z also shows higher engagement rates in non-gaming apps.

Mobile Ad Budgets are Rapidly Growing

Within mobile, global in-app ad spend is estimated to be approximately $332 billion in 2025 and is predicted to reach approximately $617 billion by 2030, representing an approximate 13.2% CAGR, according to the Altman Solon Report.

The Altman Solon Report estimates that the gross serviceable addressable market1 for independent ad tech platforms is approximately $79 billion in 2025, estimated to expand to approximately $136 billion by 2030, representing an approximate 11% CAGR. Growth within this market is expected to be broad-based and bolstered by non-gaming categories, which are projected to grow at an approximate 14% CAGR from 2025 to 2030, according to the Altman Solon Report, surpassing the forecasted open app ecosystem growth of larger walled garden ecosystems outside their owned and operated properties.

Despite the volume and depth of engagement in apps, mobile in-app advertising remains significantly under-monetized relative to other digital and legacy channels. As of 2024, ad spend per user hour is approximately $0.07 within third-party apps, compared to approximately $0.14 per user hour in walled-garden mobile apps, approximately $0.24 per user hour in CTV, and approximately $0.38 per user hour in traditional TV, representing an approximate 2.0x gap as compared to walled garden mobile apps, an approximate 3.5x gap as compared to CTV and an approximate 6x gap as compared to traditional TV, according to the Altman Solon Report.

Ad Budgets are Shifting from Brand to Performance

Budget reallocation is driven by the convergence of engagement and measurability. As engagement continues to grow in mobile, we expect marketing dollars to continue to shift. Advertisers are also shifting spend from brand or awareness oriented goals, toward outcome-based marketing that provide reach, addressability, and closed-loop measurement, as well as partners that combine scale, precision, and measurement to achieve these goals.

Advancements in technology have redefined advertiser expectations. AI and machine learning now underpin campaign execution for the leading performance advertising platforms, enabling predictive targeting that can deliver significant uplift in campaign outcomes. This is causing advertisers to rethink their budgets and shift more dollars towards performance marketing.

Key Opportunities in the App Economy

Commercialization of the App Economy

While mobile app creation has become easier and the number of apps has proliferated, effective commercialization has emerged as a large opportunity in the ecosystem. Mobile in-app advertising auctions stimulate and expand consumer demand, making them “positive-sum” marketing environments.

Challenges Faced by In-App Advertisers

Advertisers face challenges acquiring profitable users at scale and current buying tools often lack flexibility to meet company-specific goals. The growing abundance of apps, which is accelerating due to the proliferation of generative AI technologies, increases the importance of discovery and marketing as the mode of differentiation for mobile app developers.

Challenges Faced by In-App Publishers

Publishers seek to maximize advertising dollars while minimizing disruption in their business. Publishers must also maintain ad quality, viewability, and brand safety, as well as mitigate fraud without degrading user experience or retention.

Liftoff Helps Power the App Economy

Our technology platform includes:

•
Cortex, our advanced neural network-powered prediction engine, is the core AI technology that powers our entire business and provides the backbone for our innovative solutions and continuous improvement.
•
Our leading DSP facilitates profitable user acquisition for advertisers through advanced algorithms that deliver precise targeting, underwriting, and conversion, which collectively drive user acquisition results across the app economy.

1 Shown as serviceable addressable market for independent ad tech platforms based on a gross revenue basis (including publisher’s share of revenues).

•
Our widely-adopted SSP provides direct access to in-app users in the over 140,000 apps we are integrated in as of September 30, 2025.
•
Our operating model extends the capabilities of our core technology platform through configurable, scalable, and reusable modules called Adapters.

We believe the combination of these capabilities that underpin our technology platform allows us to drive differentiated returns for our advertiser customers and differentiated monetization for our publisher partners.

Cortex: Our Advanced Neural Network Technology

Cortex, our proprietary neural network-powered AI prediction model, is the foundation of our technology platform. Neural networks can process exponentially more data and calibrate to bidding signals much faster than previous model paradigms. Neural networks can also continuously self-learn to improve predictive performance even before additional R&D investment is made. These advancements result in greater precision in identifying valuable users for advertisers, efficiently targeting such users with the right ad creatives, and ultimately driving outcomes aligned with advertiser specific goals – a process referred to as “underwriting.”

Innovative Combination of DSP and SSP

Our DSP empowers advertisers to programmatically deploy user-acquisition budgets and drive profitable user growth across a broad universe of mobile apps. We believe our DSP excels in driving performance through optimization of advertisers’ direct objectives. While the specific objective might vary by advertiser, the end goal is the same: acquire users to drive growth. As such, when we deliver user growth for our customers, their marketing budgets tend to expand in tandem.

Our SSP, powered by our widely distributed SDK, serves as the entry point to reaching the end user. The SDK enables publishers to execute the selling, management, and optimization of their digital advertising inventory leading to increased advertising revenue and, critically, serves as a direct distribution channel for our DSP. Our SSP additionally allows third-party DSPs to access users using our technology. We believe our robust infrastructure and wide demand access, combined with advanced yield optimization tools and comprehensive analytics, helps maximize publishers’ revenue potential and strengthens our SSP solution.

Our unified performance platform combines the strengths of our DSP and SSP to deliver significant customer value on both sides of the marketplace. We believe our SDK integration, which has over 140,000 publisher apps worldwide as of September 30, 2025, provides a performance and data advantage. Our unified view of price, supply, and demand enables us to achieve higher auction win rates with lower latency. The deep integration of our DSP and SSP enhances the overall value we deliver to our customers, which we expect to strengthen our customer relationships, drive high revenue retention, and enable durable growth for our business.

Differentiated Operating Model: Extending Reach of Our Core Technology Platform Through Adapters

We address the diverse challenges and opportunities of customers across sectors through modular technical enhancements that we call Adapters built on top of our Cortex-powered platform. Our customers’ requirements are not “one-size-fits-all” — they span many industry verticals and have differing performance criteria, underlying business models, approaches to user acquisition, and “last-mile” obstacles. A typical standalone DSP or SSP does not solve customer needs consistently across the app economy. Adapters are technical solutions that bridge from core technology platform to business outcomes. They extend the reach of our platform and are a major enabler of marketing performance and spend growth on Liftoff’s platform.

Our cross-functional R&D, go-to-market (“GTM”), and operations teams collaborate to apply existing Adapters to defined problems and, when appropriate, develop new ones. We originate new Adapters where a market gap exists. Each new Adapter becomes part of Liftoff’s expanding Adapter technology suite, enhancing our ability to address customer challenges through reusable and proven solutions. Existing Adapters can be applied to other relevant customers, and when new Adapters are launched, we endeavor to broaden adoption across all our customers that benefit from the enhanced capabilities.

Value Proposition to Our Customers

For in-app advertisers, we identify and deliver users at the right price to drive their economic models. We believe our innovative combination of DSP and SSP capabilities and assets, built on Cortex, enables scalable, profitable user acquisition for apps across the ecosystem. Additionally, Adapters unlock ad budgets that may otherwise go unspent. This comprehensive platform, coupled with a focus on delivering strong outcomes for advertisers according to their specific needs, increases ad budgets and creates a self-reinforcing business model.

For app publishers, we provide a comprehensive ad monetization platform that helps maximize revenue from their advertising inventory. Our SDK possesses the unique ability to access both premium Liftoff DSP demand and third-party DSP demand, optimizing publisher yield across the broadest range of advertisers. As of September 30, 2025, 33% of our supply exists in verticals outside gaming, and this percentage has rapidly increased as non-gaming apps increasingly focus on monetization. This supply base is highly differentiated when compared to our predominantly gaming-focused SSP peers. This non-gaming supply leadership builds on our vertical-agnostic DSP, and as app economy verticals are created and expand, both sides of our business grow, delivering more demand to our publishers and encouraging SDK adoption.

Our Competitive Strengths

Sophisticated Machine Learning and Optimized Infrastructure. Our core technology platform is designed to deliver durable, compounding outcomes for customers through advanced neural network–based machine learning and an optimized technology stack. At its core is Cortex, our proprietary, advanced, and continuously self-improving neural network prediction engine. This technology translates into more accurate predictions, tighter feedback loops, and sustained customer performance at scale. Since introducing our neural network engine, we have observed a clear inflection in performance.

Broadly Proliferated Monetization Software. As of September 30, 2025, our SDK was integrated into over 140,000 apps, which allows us to reach a wide audience of mobile app users directly through high-quality, engaging ads. This access is across app verticals and drives strong ad monetization for our vast range of publisher customers. We believe this broad SDK footprint represents a durable moat.

Unified Demand and Supply Platform. We operate a unified platform that combines leading-edge demand and supply at scale. Our powerful DSP technology efficiently identifies relevant, profitable users for advertisers. Our SSP provides an efficient path for our DSP to reach those users. This combination enhances real-time data symmetry to improve underwriting and bidding effectiveness and provides improved customer performance. We believe this combination of DSP and SSP technologies at scale is unique in our market.

Configurable Adapters Expand Value Proposition for Diverse Customer Base. Our configurable Adapter layer enhances our core technology platform to improve outcomes across verticals and use cases. We design Adapters to scale across customers and verticals. This approach systematically unlocks incremental spend by meeting the performance requirements of more customers. We set ourselves apart through our ability to develop and deploy Adapters at scale to solve vertical-specific problems.

Experienced Team with Relentless Focus on Innovation. As of September 30, 2025, approximately 85% of our employees are dedicated to delivering customer outcomes, of which approximately 61% are in technical roles. Our senior leadership team has an average tenure of eight years at Liftoff and twelve years in ad tech.

Our Growth Flywheel

There are two fundamental characteristics of our business that drive the powerful virtuous cycle that fuels our ability to grow as our customers do.

The first characteristic relates to the fundamentals of mobile performance marketing. Mobile performance marketing offers precise, per-user return on investment (“ROI”) tracking, enabling advertisers to scale spend rapidly when profitability goals are met. Unlike other types of marketing, if we deliver against known customer requirements, spend often increases in real time. This performance threshold is on a per campaign or partner basis. Advertisers will increase budgets for any profitable spend, independent of overall budget or the performance of other providers.

Second, our unified DSP and SSP platform, powered by Cortex and augmented with our configurable Adapters, creates a compounding data flywheel. As advertisers hit performance KPIs, they may increase their spend — feeding more data into Cortex, improving model accuracy, and campaign outcomes. Adapters amplify this effect across verticals, unlocking more spend and expanding market reach. Increased demand drives more supply via SDK integrations, reinforcing growth. This virtuous cycle underpins our durable performance, reflected in our 124% LTM Core Advertising Net Dollar Retention for the period ending September 30, 2025.

Each iteration strengthens the flywheel, making our models faster, more accurate, and better at delivering results to more customers.

Our Growth Strategy

As the app economy expands through new app categories, we believe we are well positioned to serve them. We expect growth of the app economy will increase our opportunity set, lead to additional momentum and accelerate our self-reinforcing growth flywheel.

Continued Technology-Driven Compounding Growth Through AI Self Learning. As we continue to scale and process increasing volumes of data, Cortex is designed to continuously self-improve and further accelerate our compounding revenue growth. Having transitioned to neural network-based models only about two years ago, we expect Cortex’s capabilities to expand significantly as we capture more data and deploy ongoing model and infrastructure enhancements.

New Market Expansion and Emerging Demand Verticals. We continuously identify potential customers to acquire in emerging demand verticals across the app economy. Our team’s dedicated approach enables us to extend into new app categories as they scale, with a focus on high-growth segments.

Increasing Supply Outside Gaming. As mobile adoption and engagement expands, many companies are developing apps to engage consumers in their own mobile environment. Many of those apps are now seeking monetization opportunities to drive incremental revenue. We consider ourselves well-positioned to capture disproportionate spend migration from non-mobile formats to in-app environments outside of gaming.

AI App Supply and Demand. AI chat and productivity apps are surging in popularity across the app stores. As these apps are increasingly used for search or product discovery, we expect at least a portion of them to monetize that engagement through ads.

Opportunistic Acquisitions. We believe we have a strong track record of identifying and integrating complementary technology businesses and teams. The combination of legacy Liftoff and Vungle represented a significant merger in our industry.

Collectively, these initiatives form a comprehensive growth strategy designed to build new layers of expansion on top of our AI-driven platform. We believe our position serving all the verticals of the app economy on both the demand and supply side uniquely positions us to capture and power growth as the app economy expands.

Our Principal Stockholders

Blackstone is the world’s largest alternative asset manager. Blackstone seeks to deliver compelling returns for institutional and individual investors by strengthening the companies in which the firm invests. Blackstone’s $1.2 trillion in assets under management include global investment strategies focused on real estate, private equity, credit, infrastructure, life sciences, growth equity, secondaries and hedge funds.

General Atlantic is a leading global growth equity firm with more than four decades of experience providing capital and strategic support for over 500 growth companies throughout its history. Established in 1980 to partner with visionary entrepreneurs and deliver lasting impact, the firm combines a collaborative global approach, sector specific expertise, a long-term investment horizon and a deep understanding of growth drivers to partner with great entrepreneurs and management teams to scale innovative businesses around the world.

We intend to enter into separate stockholders agreements with each of our Principal Stockholders in connection with this offering. Among other things, these agreements will grant each of the Principal Stockholders the right to designate an agreed number of individuals to our board of directors. See “Certain Relationships and Related Person Transactions—Stockholders Agreements” for a description of these agreements.

Investment Risks

An investment in shares of our common stock involves substantial risks and uncertainties that may materially adversely affect our business, financial condition, results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•
The failure to retain existing customers, expand our customers’ use of our solutions, attract new customers, or a reduction in spending by these customers could adversely affect our business, financial condition, and results of operations.
•
We generally do not have long-term agreements with our customers.
•
We rely on operating system providers and app stores to support our solutions, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse effect on our reputation, business, financial condition and results of operations.
•
Large and established internet and technology companies may be able to independently transform the marketplace for data and native advertising and significantly impair our ability to operate.
•
Our revenue and results of operations are highly dependent on the overall demand for marketing. Factors that affect the amount of advertising spending, such as economic downturns, can make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.
•
Our revenue has been concentrated in various ways, and the loss of, or a significant reduction in, any such revenue source, or our failure to successfully expand and diversify our revenue sources could adversely affect our business, financial condition, and results of operations. Additionally, our services are interdependent on third-party service providers within the mobile advertising ecosystem that are not within our control and which could affect our business.
•
Our business depends on our ability to collect, use, disclose and otherwise process data to deliver our products and services. Any limitation imposed on our collection, use, disclosure or other processing of this data could significantly diminish the value of our solutions and cause us to lose publishers, buyers, and revenue. Consumer tools, regulatory restrictions and technological limitations could all threaten our ability to collect, use, disclose and otherwise process data.
•
We are increasingly incorporating artificial intelligence and/or machine learning systems and technologies (collectively, “AI” or “AI technologies”) into certain aspects of our offerings and otherwise using AI in our business, and challenges related thereto could adversely affect our reputation, business, financial condition and results of operations.
•
Security breaches, including improper access to or disclosure of our data, hacking and phishing attacks, or other cybersecurity incidents affecting our systems, or those of our third-party vendors, could harm our reputation and adversely affect our business.
•
We are subject to laws, rules, regulations, industry standards and contractual obligations concerning privacy, information security, data protection, the use and sharing of data, the provision of digital services, anti-trust, AI, breach notification, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws, rules, regulations and industry standards are continually evolving and increasingly stringent. Our actual or perceived failure to comply with these obligations could adversely affect our business, financial condition, and results of operations.
•
Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.
•
Failure to obtain, maintain, protect, defend or enforce our proprietary and intellectual property rights could adversely affect our business, financial condition, and results of operations.
•
Although after the completion of this offering we will not be a “controlled company” within the meaning of the rules of Nasdaq, we may in the future become a “controlled company” due to the concentration of voting power by Blackstone. If we were a “controlled company,” we would qualify for exemptions from certain corporate governance requirements. If we were to rely on such exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to such requirements.
•
Our substantial indebtedness could adversely affect our financial condition, our ability to operate our business, react to changes in the economy or our industry, prevent us from fulfilling our obligations under our debts and could divert our cash flow from operations for debt payments.

Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•
presentation of only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;
•
reduced disclosure about our executive compensation arrangements;
•
no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and
•
exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the first fiscal year after our annual gross revenues are $1.235 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Corporate Information

Liftoff Mobile, Inc. was incorporated in Delaware on November 6, 2020. Our principal executive offices are located at 900 Middlefield Road, Redwood City, California 94063 and our telephone number is (650) 319-7151. We maintain a website at www.liftoff.ai. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Fiscal Year Ended December 31, 2025

The data presented below reflect our preliminary estimated unaudited financial results for the fiscal year ended December 31, 2025 based upon information available to us as of the date of this prospectus. This data is not a comprehensive statement of our financial results for the year ended December 31, 2025. While we currently expect our results for the year ended December 31, 2025 to be within the ranges set forth below, the audit of our financial statements as of and for the year ended December 31, 2025 has not been completed. During the course of the preparation of these financial statements and related notes and the completion of such audit, additional adjustments to the preliminary estimated financial information presented below may be identified. Any such adjustments may be material. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled or performed any procedures with respect to preliminary financial data presented below and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

Based upon such preliminary estimated financial results, we expect cash and cash equivalents to be approximately $133.3 million and the principal balance of our outstanding indebtedness to be approximately $1,855.0 million as of December 31, 2025. Additionally, we expect revenue, loss before income taxes and Adjusted EBITDA for the year ended December 31, 2025 to be within the ranges set out in the following table, as compared to the year ended December 31, 2024:

	Preliminary Estimated Year Ended December 31, 2025		Year Ended December 31,
(in thousands)	Low	High	2024
Revenue	$683,200	$686,600	$519,250
Loss before income taxes	(30,000)	(19,500)	(29,381)
Adjusted EBITDA	371,600	375,400	256,092

As reflected above, we expect to report an increase in revenue for the period driven by strong growth from our Core Advertising platform due to improved performance delivered by Cortex, which was partially offset by compression within our Other revenue. We expect Core Advertising revenue to be approximately between $679.1 million and $682.5 million. Within the Core Advertising platform, we expect approximately 81% of the growth to be driven by revenue expansion from existing customers and 19% of the growth to be driven by new customers acquired within the last twelve months. The expected change in loss before income taxes for the period was driven by increases in revenue noted above, partially offset by higher expenses, including increase in infrastructure costs and bidding fees associated with increased volume through our platform, general operational cost increases, and non-recurring costs related to M&A and capital markets events. The expected increase in Adjusted EBITDA for the period was driven by the increase in revenue partially offset by cost increases as noted above.

The following table reconciles loss before income taxes to Adjusted EBITDA for the periods indicated. Adjusted EBITDA is not a GAAP measure and should not be considered in isolation, or as a substitute for our results as reported under GAAP. We believe loss before income taxes is an appropriate measure for the reconciliation given that we have not had adequate time to complete our year-end tax accounting procedures, including our evaluation of the recent and complex U.S. federal tax legislation enacted under the One Big Beautiful Bill Act (“OBBBA”). The OBBBA introduces significant modifications to existing U.S. tax laws, such as permitting the deduction of certain U.S. research and development expenditures and revising international tax provisions, which require a detailed technical assessment. Accordingly, there is a higher degree of complexity and lower visibility with respect to income tax accounting effects on our results for the year ended December 31, 2025, including the need to adjust (or re-measure) deferred tax liabilities and deferred tax assets, as well as evaluate the valuation allowance for the year ended December 31, 2025. We do not yet have the necessary information available, prepared, or analyzed to develop a reasonable estimate of the tax provisions for the year ended December 31, 2025, and therefore an estimate has not been disclosed at this time. See “—Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion on how we define and calculate Adjusted EBITDA and a discussion of why we believe this measure is useful.

	Preliminary Estimated Year Ended December 31, 2025		Year Ended December 31,
(in thousands)	Low	High	2024
Loss before income taxes	$(30,000)	$(19,500)	$(29,381)
Interest expense, net	127,500	126,900	97,898
Depreciation and amortization	98,100	97,600	107,222
Stock-based compensation expense (a)	49,200	46,800	27,941
Contingent consideration revaluation	46,700	44,400	24,300
Loss on impairment	400	400	12,799
Other expense, net	1,900	1,900	86
Loss on post-conversion earnout share liability	9,600	9,100	—
Integration costs (b)	—	—	8,579
Reorganization severance costs (c)	700	700	3,107
Transaction costs (d)	48,900	48,800	3,541
Other non-recurring expenses (e)	13,300	13,000	—
Loss on debt extinguishment (f)	5,300	5,300	—
Adjusted EBITDA	$371,600	$375,400	$256,092

(a)
Stock-based compensation includes $14.7 million and $10.3 million related to the vesting and payment of the 2021, 2024, and 2025 Distributions to employee equity holders for years ended December 31, 2025 and 2024, respectively. Distributions of this nature are not expected to reoccur once we are a public company. For additional information, refer to Note 10–Stock-based compensation within the Company’s audited consolidated financial statements and Note 8–Stock-based compensation within the Company’s unaudited interim consolidated financial statements included elsewhere in this prospectus for further detail.
(b)
Represents costs related to the integration of legacy Liftoff and Vungle operations as a result of the 2021 merger. Following the merger, the Company undertook integration efforts to combine legacy Liftoff and Vungle’s functions (including cost of revenue, sales and marketing, research and development, and general and administrative costs), consolidating our legal entities and office footprints in various countries, and redesigning our business processes to operate efficiently as a single entity. These integration costs primarily came in the form of third-party advisor fees, who assisted in advising management on go-forward organization structure, redesigning processes, and facilitating change management. These activities were concluded in 2024.
(c)
Represents reorganization costs associated with aforementioned integration activities. As a result of the Company’s integration activities, the Company undertook multiple defined reduction-in-force programs to eliminate duplicative roles and streamline the Company’s workforce across all functions. The costs came primarily in the form of severance and professional service costs associated with such operating model redesign, including severance related expenses and professional fees. Reorganization costs relating to these integration activities are expected to be minimal following the 2025 fiscal year.
(d)
Represents costs for transaction-related services, such as investment banking, legal, accounting, and diligence, primarily incurred in connection with capital markets activities, including debt refinancing efforts and General Atlantic’s investment.
(e)
Represents non-recurring third-party professional fees in preparation of becoming a public company that are not capitalizable, and $1.2 million of other non-recurring fees.
(f)
Consists of a write-off of $4.9 million of unamortized issuance costs and $0.4 million of fees paid to lenders and third parties.

The Offering

Share information presented below reflects a      -for-1 forward split of our common stock to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.

Common stock offered by Liftoff Mobile, Inc.	shares.
Option to purchase additional shares from the selling stockholders	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock from the selling stockholders.
Common stock outstanding after giving effect to this offering	shares.
Use of proceeds	We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and before estimated offering expenses, will be approximately $ million.

We intend to use the proceeds (net of underwriting discounts and commissions) to us from the issuance of      shares in this offering to repay outstanding indebtedness under our New Term Loan Facility totaling approximately $     million and the remainder for general corporate purposes and to bear all of the expenses of this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $     million. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders pursuant to any exercise by the underwriters of their option to purchase an additional      shares of common stock from the selling stockholders (which we estimate will be approximately $     million if the underwriters exercise in full their option to purchase additional shares of common stock from the selling stockholders).

Voting rights	Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
Dividend policy

We have no current plans to pay dividends on our common stock following this offering. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. See “Dividend Policy.”

Controlled company

Prior to this offering, Blackstone beneficially owned or controlled a majority of the voting power of shares eligible to vote in the election of our directors. Upon the closing of this offering, Blackstone will beneficially own or control approximately      % of the voting power of our shares eligible to vote in the election of our directors (or      % if the underwriters exercise in full their option to purchase additional shares of common stock). To the extent that Blackstone beneficially owns or controls a majority of the voting power of shares eligible to vote in the election of our directors, we will be a “controlled company” under Nasdaq rules. If we were a controlled company, we would qualify for exemptions from certain corporate governance requirements of Nasdaq.

Conflicts of Interest

Because certain affiliates of Blackstone Securities Partners L.P., an underwriter in this offering, own in excess of 10% of our issued and outstanding common stock, Blackstone Securities Partners L.P. is deemed to have a “conflict of interest” under

Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares of our common Stock in this offering will be made to any discretionary account over which Blackstone Securities Partners L.P. exercises discretion without the prior specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.
Proposed trading symbol	“LFTO.”

The number of shares of our common stock that will be outstanding after this offering is based on (1) the reclassification of all      outstanding shares of our Class A common stock and all      outstanding shares of our Class B common stock (in each case, after giving effect to the      -for-1 forward split) into an equal number of shares of common stock (the “Reclassification”) and (2) the conversion of all of our outstanding shares of Series A Redeemable Convertible Preferred Stock into      shares of common stock (after giving effect to the      -for-1 forward split) (the “Conversion”). The Reclassification and the Conversion will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.

In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon does not reflect:

•
     shares of common stock issuable pursuant to outstanding stock options and restricted stock units granted under the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan (the “2021 Stock Incentive Plan”) as of      ,      with the stock options having a weighted average exercise price of $     per share. See “Management—Executive Compensation—2021 Stock Incentive Plan”;
•
24,200,000 shares of common stock related to awards that may be granted under the Liftoff 2026 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). See “Management—Executive Compensation— Omnibus Incentive Plan”, including      additional shares of common stock issuable pursuant to an award of restricted stock units that we expect to grant under the Omnibus Incentive Plan to one of our non-employee directors. See “Director Compensation”;
•
4,900,000 shares of common stock available for issuance under the Liftoff Inc. Employee Stock Purchase Plan (the “ESPP”). See “Management—Executive Compensation—Employee Stock Purchase Plan”; and
•
shares of common stock that may be issued if the post-conversion earnout share liability is settled. See “Certain Relationships and Related Person Transactions—General Atlantic Investment.”

Unless otherwise indicated, all information contained in this prospectus assumes:

•
the filing and effectiveness of our amended and restated certificate of incorporation, which will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the completion of this offering;
•
the Reclassification, the Conversion and a      -for-1 forward split of our common stock, each of which will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the completion of this offering;
•
no exercise of outstanding stock options described above;
•
no exercise by the underwriters of their option to purchase up to an additional      shares of common stock from the selling stockholders; and
•
an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The share and per share information in the financial statements and the related notes thereto included elsewhere in this prospectus are presented on a historical basis only and therefore do not reflect the      -for-1 forward stock split of our common stock.

Summary Historical Financial and Other Data

The following tables present the summary historical consolidated financial and other data for Liftoff Mobile, Inc. and its subsidiaries for the periods and at the dates indicated. The summary unaudited condensed consolidated statements of operations data and statements of cash flows data presented below for the nine months ended September 30, 2025 and 2024 and the summary unaudited condensed consolidated balance sheet data presented below as of September 30, 2025 have been derived from the unaudited condensed consolidated financial statements of Liftoff Mobile, Inc. included elsewhere in this prospectus. The summary consolidated statements of operations data and statements of cash flows data presented below for the years ended December 31, 2024 and 2023 have been derived from the audited consolidated financial statements of Liftoff Mobile, Inc. included elsewhere in this prospectus.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with the consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other information included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2025	2024	2024	2023
Summary Statements of Operations Data:
Revenue	$491,585	$377,067	$519,250	$473,564
Costs and operating expenses:
Cost of revenue, excluding depreciation and amortization	74,442	67,196	86,856	77,572
General and administrative	116,037	56,983	80,757	77,776
Research and development	84,605	60,967	80,583	85,360
Sales and marketing	47,514	44,129	58,130	54,440
Depreciation and amortization	76,189	81,700	107,222	150,656
Impairment of intangible assets and capitalized internal- use software	—	487	12,799	4,429
Total costs and operating expenses	398,787	311,462	426,347	450,233
Income from operations	92,798	65,605	92,903	23,331
Other expense:
Interest expense, net	(91,150)	(70,312)	(97,898)	(93,126)
Contingent consideration revaluation	(18,300)	(5,900)	(24,300)	(7,870)
Loss on debt extinguishment	(5,264)	—	—	—
Other expense, net	(2,201)	(139)	(86)	(722)
Loss before income taxes	(24,117)	(10,746)	(29,381)	(78,387)
Income tax benefit (expense)	(1,528)	3,346	(18,852)	(6,351)
Net loss	$(25,645)	$(7,400)	$(48,233)	$(84,738)
Net loss per share, basic and diluted(1)	$(0.24)	$(0.07)	$(0.43)	$(0.76)
Weighted average common shares used to compute net loss per share attributable to common stockholders(1)	106,018,123	111,578,776	111,619,510	111,301,166
Pro forma net loss per share, basic and diluted (unaudited)(2)	$	$	$	$
Weighted average common shares used to compute pro forma net loss per share attributable to common stockholders (unaudited)(2)

	As of September 30, 2025
(in thousands)	Actual	Pro Forma As Adjusted(3)
Summary Balance Sheet Data:
Cash and cash equivalents	$103,517
Total assets	$1,824,970
Total liabilities	$2,366,809
Total redeemable convertible preferred stock	$414,607
Total stockholders’ deficit	$(956,446)

(1)
Presented on a historical basis without giving effect to      -for-1 forward split of our common stock to occur after the effectiveness of the registration statement. See note 2 below for per share information giving effect to the forward stock split.
(2)
The unaudited pro forma net loss per share, basic and diluted, is based on our historical consolidated statements of operations after giving effect to the      -for-1 forward split of our common stock as well as the conversion of the Series A Redeemable Convertible Preferred Stock into common stock on a post-split basis, which will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the completion of this offering. Please note that the additional shares of our common stock created by the conversion of the Series A Redeemable Convertible Preferred Stock have been weighted for the period that the Series A Redeemable Convertible Preferred Stock were outstanding following the GA Investment Transaction on June 30, 2025.
(3)
The pro forma as adjusted balance sheet data gives effect to the Reclassification, the Conversion, the      -for-1 forward stock split of our common stock, and issuance and sale of shares of our common stock at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2025	2024	2024	2023
Summary Statements of Cash Flows Data:
Net cash provided by operating activities	$118,612	$71,165	$98,786	$74,422
Net cash used in investing activities	$(37,756)	$(33,219)	(45,109)	(38,612)
Net cash used in financing activities	$(76,375)	$(6,626)	(134,521)	(2,109)

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands, except percentages and customer count data)	2025	2024	2024	2023
Other Financial and Operating Data:
Net loss	$(25,645)	$(7,400)	$(48,233)	$(84,738)
Adjusted EBITDA(1)	$263,296	$176,191	$256,092	$222,958
Net loss margin	(5)%	(2)%	(9)%	(18)%
Adjusted EBITDA Margin(1)	54%	47%	49%	47%
Core Advertising revenue(2)	$488,509	$342,257	$483,416	$372,515
Customers Contributing More Than $100,000 of Core Advertising revenue(3)	362	306	316	287

(1)
We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP”), however, management believes that Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP measures, provide users of our financial information with useful supplemental information enabling a comparison of our performance across periods. We believe Adjusted EBITDA and Adjusted EBITDA Margin provide visibility to the underlying continuing operating performance of our business. Management uses Adjusted EBITDA and Adjusted EBITDA Margin to evaluate and manage the performance of our business, make resource allocation decisions, and compensate key personnel as they provide further understanding with respect to the results of our operations.

We define Adjusted EBITDA as net income adjusted for interest expense, net, income tax expense, depreciation and amortization expense, stock-based compensation, other expenses, net, and further adjusted for certain items that impact comparison of the performance of our businesses either period-over period or with other businesses as more fully described below. We also disclose Adjusted EBITDA Margin, which is calculated as Adjusted EBITDA divided by revenue.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Thus, our Adjusted EBITDA and Adjusted EBITDA Margin should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP. Some of the limitations and other factors to consider include:

•
Adjusted EBITDA and Adjusted EBITDA Margin exclude the recurring, non-cash expenses of depreciation and amortization of property and equipment, capitalized internal-use software, and definite-lived intangible assets, and although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;
•
Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in or cash requirements for, our working capital needs;
•
Adjusted EBITDA and Adjusted EBITDA Margin exclude stock-based compensation expense, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;
•
Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest expense, net or the cash requirements to service interest or principal payments on our indebtedness;
•
Adjusted EBITDA and Adjusted EBITDA Margin exclude the non-cash charges related to debt extinguishments, impairments of primarily capitalized internal-use software, and revaluation of contingent consideration, as these impact the comparability of our business across periods and do not relate to the continuing operating performance of our business;
•
Adjusted EBITDA and Adjusted EBITDA Margin exclude costs related to IPO, integration, non-recurring transactions and expenses, and reorganization severance costs, as these impact the comparability of our business across periods and do not relate to the continuing operating performance of our business;
•
Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense provision; and
•
Adjusted EBITDA and Adjusted EBITDA Margin exclude other expenses, net, which primarily relate to non-operating foreign exchange gains and losses.

Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business. We also strongly urge you to review the reconciliation to the corresponding GAAP financial measures set forth in this prospectus.

The following table reconciles net loss and net loss margin, the most comparable GAAP financial measures, to Adjusted EBITDA and Adjusted EBITDA Margin, respectively, for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except percentages)	2025	2024	2024	2023
Net loss	$(25,645)	$(7,400)	$(48,233)	$(84,738)
Interest expense, net	$91,150	$70,312	97,898	93,126
Income tax expense (benefit)	$1,528	$(3,346)	18,852	6,351
Depreciation and amortization	$76,189	$81,700	107,222	150,656
Stock-based compensation expense (a)	$36,674	$18,303	27,941	28,828
Contingent consideration revaluation	$18,300	$5,900	24,300	7,870
Loss on impairment	$—	$487	12,799	4,429
Other expense, net	$2,201	$139	86	722
Integration costs (b)	$—	$7,018	8,579	11,025
Reorganization severance costs (c)	$592	$2,970	3,107	4,124
Transaction costs (d)	$48,203	$108	3,541	565
Other non-recurring expenses (e)	$8,840	$—	—	—
Loss on debt extinguishment (f)	$5,264	—	—	—
Adjusted EBITDA	$263,296	$176,191	$256,092	$222,958
Net loss margin	(5)%	(2)%	(9)%	(18)%
Adjusted EBITDA margin	54%	47%	49%	47%

(a)
Stock-based compensation includes $10.9 million and $10.3 million related to the vesting and payment of the 2021, 2024, and 2025 Distributions to employee equity holders for the year to date period ended September 30, 2025 and year ended December 31, 2024, respectively, as well as $7.4 million and $11.5 million related to the vesting and payment of the 2021 Distribution to employee equity holders for the year to date period ended September 30, 2024 and year ended December 31, 2023, respectively. Distributions of this nature are not expected to reoccur once we are a public company. Refer to Note 10–Stock-based compensation within the Company’s audited consolidated financial statements included elsewhere in this prospectus for further detail.
(b)
Represents costs related to the integration of legacy Liftoff and Vungle operations as a result of the 2021 merger. Following the merger, the Company undertook integration efforts to combine legacy Liftoff and Vungle’s functions (including cost of revenue, sales and marketing, research and development, and general and administrative costs), consolidating our legal entities and office footprints in various countries, and redesigning our business processes to operate efficiently as a single entity. These integration costs primarily came in the form of third-party advisor fees, who assisted in advising management on go-forward organization structure, redesigning processes, and facilitating change management. These activities were concluded in 2024.
(c)
Represents reorganization costs associated with aforementioned integration activities. As a result of the Company’s integration activities, the Company undertook multiple defined reduction-in-force programs to eliminate duplicative roles and streamline the Company’s workforce across all functions. The costs came primarily in the form of severance and professional service costs associated with such operating model redesign, including severance related expenses and professional fees. Reorganization costs relating to these integration activities are expected to be minimal following the 2025 fiscal year.
(d)
Represents costs for transaction-related services, such as investment banking, legal, accounting, and diligence, primarily incurred in connection with capital markets activities, including debt refinancing efforts and General Atlantic’s investment.
(e)
Represents non-recurring third-party professional fees in preparation of becoming a public company that are not capitalizable and $1.2 million of other non-recurring fees.
(f)
Consisted of a write-off of $4.9 million of unamortized issuance costs and $0.4 million of fees paid to lenders and third parties.

(2)
Core Advertising revenue represents the vast majority of our total revenue and is derived from our current advertising platforms, which are primarily powered by Cortex-backed demand solutions.

(3)
Calculated for a period by counting the number of unique customers whose Core Advertising revenue exceeded $100,000 on a trailing twelve-month basis as of each period end.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business, results of operation, financial condition, cash flows, and prospects may be materially adversely affected. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business, results of operations, and financial condition. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” in this prospectus. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past.

Risks Related to our Business, Products and Industry

The failure to retain existing customers, expand our customers’ use of our solutions, attract new customers, or a reduction in spending by these customers could adversely affect our business, financial condition, and results of operations.

Our future success depends on our ability to retain our existing customers and expand their use of our solutions, and an important component of our strategy is to broaden our relationships with existing customers. In addition, we are focused on attracting new customers. As is common in the mobile app ecosystem and in the advertising industry, our customers do not have long-term commitments with us. Our success depends in part on our ability to satisfy our customers.

Whether our customers continue or expand their use of our solutions, or adopt our solutions in the case of new customers, depends on a number of other factors that could impact revenue, including:

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our ability to improve the effectiveness and predictability of our algorithms and our machine learning platform Cortex;
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our ability to access high quality advertising inventory;
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our ability to continue to maintain and grow our capabilities in user acquisition and app monetization;
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our ability to maintain or increase marketer demand and third-party publisher supply, the quantity, or quality of advertisements shown to users (including our ability to satisfy trust and safety measures to ensure the content of advertisements meets our standards), or our pricing of advertisements;
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our ability to continue to increase user access to and engagement with our solutions;
•
changes in measuring or pricing of mobile or other advertising markets;
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our ability to recruit, train, and retain personnel to support continued growth of our solutions;
•
our ability to establish and maintain our brand and reputation;
•
loss of market share to our competitors, including if competitors offer lower priced, more integrated, or otherwise more effective products;
•
the development and success of technologies designed to block the display of advertisements, block our solutions, or make it easier for users to opt out of tailored advertising or limit or suppress usage of mobile identifiers for advertising purposes, all of which may impact our business;
•
the availability, accuracy, utility, and security of analytics and measurement solutions offered by us or third parties that demonstrate the value of our solutions to customers, or our ability to further improve such tools;
•
customers’ willingness and ability to transition from our legacy platforms and whether the demand for our new solutions meets their expectations;
•
government inquiries, investigations and actions or legislative, regulatory, or other legal developments relating to AI or advertising, including developments that may impact our ability to deliver, target, or measure the effectiveness of campaigns;
•
changes that limit our ability to deliver, target, or measure the effectiveness of campaigns, including changes to policies by mobile operating system and third-party platform providers, and the degree to which users opt out of certain types of ad targeting as a result of changes and controls implemented in connection with such policy changes and with foreign, federal, state and local laws, rules and regulations with respect to consumer privacy, data protection and cybersecurity, including the EU General Data Protection Regulation (“EU GDPR”), its equivalent in the United Kingdom (“UK”) (“UK GDPR”), the ePrivacy Directive, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CPRA”), and all implementing regulations thereto (collectively, “CCPA”), other U.S. state privacy legislation, Section 5 of the Federal Trade Commission Act (the “FTC Act”), the Children’s Online Privacy Protection Act (“COPPA”), Executive Order 14117, titled “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern” (the “Bulk Data Rule”), Brazil’s Lei Geral de Proteção de Dados Pessoais (“LGPD”), People’s Republic of China’s (“China”) Data Security Law (“DSL”), China’s Personal Information Protection Law (“PIPL”) and China’s Cybersecurity Law (“CSL”);
•
decisions by customers to reduce their marketing spend due to concerns about legal liability or uncertainty regarding their own legal and compliance obligations, or due to whistleblower reports or negative publicity or allegations, regardless of their accuracy involving us, our user data practices, metrics or tools, our solutions, or other companies in our industry; and
•
the impact of macroeconomic conditions, including tariffs, trade wars, inflation, high interest rates, uncertainty in the global banking and financial services markets, political uncertainty and international conflicts around the world, such as in Ukraine and the Middle East, as well as friction between the United States and China, and responses thereto and seasonality, whether in our industry in general, or among specific types of marketers or within particular geographies.

From time to time, certain of these factors have adversely affected our revenue to varying degrees. The occurrence of any of these or other factors in the future could result in a reduction in demand for our solutions, which would adversely affect our business and results of operations. The failure to retain existing customers, expand our customers’ use of our solutions, attract new customers, loss of customers, or reduction in spending by customers could adversely affect our business, financial condition, and results of operations.

We generally do not have long-term agreements with our customers.

Our customers generally are not party to long-term agreements with us and may choose to stop using our solutions at any time. For example, our form insertion orders can be terminated for convenience on two days’ notice. If we fail to perform under our insertion orders, our customers may choose to terminate the relationship. Additionally, most of our insertion orders incorporate the standard terms and conditions for the purchase of internet advertising published by the Interactive Advertising Bureau (“IAB”). In order to continue to grow our solutions, we must consistently provide offerings that customers see as valuable and choose to use. If we fail to maintain our relationships with our customers, or if the terms of these relationships become less favorable to us, our results of operations would be harmed. Additionally, our customers may choose to invest in their own offerings rather than continue to use our solutions. As of the twelve months ending September 30, 2025, we had 362 customers contributing more than $100,000 per year of Core Advertising revenue on our platform. For the nine months ended September 30, 2025, no single customer represented more than 7% of our Core Advertising revenue. Any failure to maintain our relationships with our customers could adversely affect our business, financial condition, and results of operations.

We rely on operating system providers and app stores to support our solutions, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse effect on our reputation, business, financial condition and results of operations.

The success of our solutions depends upon the effective operation of certain mobile operating systems, networks and standards that are run by operating system providers and app stores (which we collectively refer to as “Providers”). We do not control these Providers and as a result, we are subject to risks and uncertainties related to the actions taken, or not taken, by these Providers. We largely utilize Android-based and iOS-based technology, and in some cases, these Providers include companies that we also regard as our competitors.

The Providers that control these operating systems frequently introduce new technology, and from time to time, they may introduce new operating systems or modify existing ones. Further, we and our customers are also subject to the policies, practices, guidelines, certifications and terms of service of Providers’ platforms on which we monetize applications and our customers create and run content. These policies, guidelines and terms of service govern the promotion, distribution, content and operation generally of applications and content available through such Providers. Each Provider has broad discretion to change and interpret its terms of service, guidelines and policies, and those changes may have an adverse effect on us or our customers’ ability to use our solutions. A Provider may also change its fee structure, add fees associated with access to and use of its platform or app store, alter how customers are able to advertise and monetize on their platform, change how the personal or other information of its users is made available to application developers on their platform, limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms. If we or our customers were to violate a Provider’s terms of service, guidelines, certifications or policies, or if a Provider, a regulator or others believe or allege that we or our customers have violated its terms of service, guidelines, certifications or policies, then that Provider could limit or discontinue our or our customers’

access to its platform or app store, or we could be subject to regulatory inquiries, investigations or actions, negative publicity or reputational harm, all of which could have a material adverse effect on our business, financial condition and results of operations. In some cases, these requirements may not be clear and our interpretation of the requirements may not align with the interpretation of the Provider, which could lead to inconsistent enforcement of these terms of service or policies against us or our customers and could also result in the Provider limiting or discontinuing access to its platform or app store. If our solutions are unable to work effectively on these operating systems, either because of technological constraints or because the Provider impairs our ability to operate on their platform, this would have a material adverse effect on our business, financial condition and results of operations.

Providers, such as Apple Inc. (“Apple”) or Alphabet Inc. (“Google”), have also changed in the past, and could change in the future, their technical requirements, guidelines or policies in a manner that materially and adversely impacts the way in which we or our customers collect, use, share and otherwise process data from users of our website and our and our customers’ end users, including restricting our ability to use or read device identifiers, other tracking features or other general device data. For example, Google’s “Privacy Sandbox” initiative aims to provide alternative solutions for browsing without third-party cookies and reduce cross-site and cross-app tracking. There also is the risk that a Provider could limit or discontinue our access to its platform or app store if it establishes more favorable relationships with one or more of our competitors or it determines that it is in their business interests to do so, and we would have no recourse against any such Provider, which could have a material adverse effect on our business, financial condition and results of operations.

Further, at any time, these Providers can change their policies on how our customers or we operate on their platform or in their app stores by, for example, applying content moderation for apps and advertising or imposing technical or code requirements. Actions by Providers may affect the manner in which we or our customers collect, use, share and otherwise process data from user devices, which could have a material adverse effect on our and our customers’ businesses. In addition, if any of our customers have apps removed from app stores as a result of their use of our solutions, we may be forced to change our individual products, solution suites, practices or business, and we could be exposed to legal risk and lose customers.

If any Providers, including either Google (with respect to Android) or Apple (with respect to iOS), stop providing us with access to their platform or infrastructure, fail to provide reliable access, cease operations, modify or introduce new systems or otherwise terminate services, the delay caused by qualifying and switching to other operating systems could be time consuming and costly and could materially and adversely affect our business, financial condition and results of operations. The long-term impact of these and other future privacy, platform and regulatory changes could increase application store fees to our customers or have other impacts which could harm our business. Any limitation on or discontinuation of our or our customers’ access to any Provider’s platform or app store could materially and adversely affect our business, financial condition, results of operations or otherwise require us to change the way we conduct our business.

We also utilize operating systems from Providers to enable certain of our business operations, including our organization email services, and we expect that we will continue to rely on these systems going forward. Our reliance on operating systems reduces our control over quality of service and exposes us to potential service outages and other disruptions. If any problems occur with these operating systems, it may cause errors or poor quality communications with our solutions, and we could encounter difficulty identifying the source of the problems. The occurrence of errors or poor quality communications with our solutions, whether caused by our solutions or an operating system platform, may result in the loss of our existing customers or the delay of adoption of our solutions by potential customers and may materially and adversely affect our business, financial condition and results of operations.

Large and established internet and technology companies may be able to independently transform the marketplace for data and native advertising and significantly impair our ability to operate.

Large and established internet and technology companies such as Amazon.com, Inc. (“Amazon”), Apple, Meta Platforms, Inc. (“Facebook”) and Google may have the power to significantly change the very nature of the internet display advertising marketplace, and these changes could materially disadvantage us. For example, Amazon, Apple, Facebook and Google have substantial resources and have a significant share of widely adopted industry platforms such as web browsers, mobile operating systems and advertising exchanges and networks. In addition, these or other companies may bundle other services alongside the services that compete with our solutions, thus potentially creating a more competitive platform than ours. Therefore, these companies could leverage their position to make changes to their web browsers, mobile operating systems, platforms, exchanges, networks or other products or services that could be significantly harmful to our business and results of operations.

Our revenue and results of operations are highly dependent on the overall demand for marketing. Factors that affect the amount of advertising spending, such as economic downturns, can make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.

Our business depends on the overall demand for marketing and on the economic health of our current and prospective customers. Various macroeconomic factors could cause customers to reduce their advertising budgets, including adverse economic conditions and general uncertainty about economic recovery or growth, particularly in North America, Europe, and Asia, where we do most of our business; instability in political or market conditions generally; supply chain and labor market disruptions; and any changes in tax treatment of advertising expenses and the deductibility thereof. Reductions in overall advertising spending as a result of these factors could make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.

Our revenue has been concentrated in various ways, the loss of, or a significant reduction in, any such revenue source, or our failure to successfully expand and diversify our revenue sources could adversely affect our business, financial condition, and results of operations. Additionally, our services are interdependent on third-party service providers within the mobile advertising ecosystem that are not within our control and which could affect our business.

We have historically experienced revenue concentration with respect to certain customers as well as other facets of our business, such as our gaming vertical. For example, among our advertiser customers (excluding third-party programmatic platforms which spend on our SSP), slightly less than half of our advertiser revenue came from our gaming vertical for the nine months ended September 30, 2025. Our future success depends, in part, on acquiring new customers in the mobile app development space and successfully monetizing their apps, and on establishing and maintaining successful relationships with a diverse set of business clients who wish to promote their products and services on our platform. The loss of a top customer or the failure to successfully monetize their apps could have, and has had in the past, a significant impact on our results of operations.

As with any aspect of pop culture, the popularity of mobile games, as well as any specific category or genre of mobile game, waxes and wanes and we therefore must ensure that our network of gaming clients remains current at all times as we continue expanding and diversifying our overall customer base.

Additionally, and as noted above, our ability to successfully market our customer’s products and services necessitates supply sources where we can display ads (i.e., dedicated advertising space within mobile apps). This requires direct integrations with mobile apps using our proprietary SDK or integrations with third-party aggregators of supply sources, such as SSPs. As such, our business depends, in part, on the continued health and growth of these ecosystems. The mobile app ecosystem also faces competition for advertising spending and for the discretionary spending, leisure time, and attention of users from game platforms such as personal computer and console games, and other leisure time activities, such as television, movies, music, sports, and the internet. In addition, non-game applications for mobile devices, such as social media and messaging, television, movies, music, dating, and sports, have become increasingly popular, making the overall mobile app ecosystem highly fragmented.

Further, competition is fierce for advertising inventory within the universe of mobile apps that monetize through advertising, and accordingly third-party services are often utilized that are not within our control. For example, mobile apps that use advertising monetization platforms such as ours may also use those of our competitors. For the sake of efficiency, header bidding platforms often help mobile apps prioritize and/or determine which platform will “win” the impression and serve the ad in any given transaction. We have little visibility into that process and, in some cases, our competitors may control that process. Moreover, our customers use mobile measurement partners and other analytics vendors to measure ad performance and effectiveness as well as to determine which platform should receive credit and payment for serving an ad in any given transaction. These third-party services can malfunction and affect our business.

Finally, a significant amount of our total revenue is derived through a limited number of third-party distribution platforms, such as the Apple App Store and the Google Play Store and a deterioration in our relationship with such companies could have an impact on our business, financial condition, and results of operations. If any of these concentrated portions of our revenue are harmed or are lost, our business, financial condition, and results of operations could be adversely affected.

Our business depends on our ability to collect, use, disclose and otherwise process data to deliver our products and services. Any limitation imposed on our collection, use, disclosure or other processing of this data could significantly diminish the value of our solutions and cause us to lose publishers, buyers, and revenue. Consumer tools, regulatory restrictions and technological limitations could all threaten our ability to collect, use, disclose and otherwise process data.

As we process transactions through our platform, we collect large amounts of data about advertisements and where they are placed, such as customer and publisher preferences for media and advertising content. We also collect data on ad specifications such as placement, size and format, ad pricing, and auction activity such as price floors, bid response behavior, and clearing prices. We collect data on individuals such as identification, contact, transaction, communication and marketing data. Further, we collect certain data on consumers that does not directly identify the individual, including browser type and version, internet service provider, operating system, device location and characteristics, online browsing behavior, exposure to and interaction with advertisements, inferential data about purchase intentions, and interests and preferences. We collect this data through various means, including from our own systems, SDKs installed in mobile applications, and other tracking technologies. Our customers and data providers may choose to provide us with their proprietary data about their consumers and end-users.

We collect and, often, aggregate this data and anonymize and analyze it in order to provide our services to our customers, such as app user acquisition and app monetization. Our ability to collect, use, share and otherwise process data about our customers’ end users is critical to the value of our services and is subject to a rapidly evolving regulatory framework that is not always consistent across geographies and jurisdictions. There are many technical challenges relating to our data processing, including our ability to collect, import, move, aggregate and associate the data, and we cannot assure you that we will be able to do so effectively. Evolving and conflicting legal and regulatory standards could place restrictions on the collection, management, aggregation, use and other processing of data, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use, disclose or otherwise process data. Internet users can, with increasing ease, implement practices or technologies that may limit our ability to collect and use data to provide services to our customers or otherwise inhibit the effectiveness of our solutions.

Any limitations on this ability could impair our ability to deliver effective solutions, which could adversely affect our business, results of operations, and financial condition.

If we or our competitors fail to detect or prevent fraud on our respective platforms, or malware or other intrusions into the systems or devices of customers and their users, customers could lose confidence in our or our competitors’ platforms, and we could face legal claims that could materially and adversely affect our reputation, business, financial condition and results of operations.

We and our competitors may be subject to fraudulent or malicious activities undertaken by persons or third parties seeking to use our or our competitors’ platforms for improper purposes. For example, someone may attempt to divert or artificially inflate mobile app users’ actions recorded in our solutions or to disrupt or manipulate the operation of the systems and devices of our customers and their users in order to misappropriate information, generate fraudulent billings or stage cyberattacks or for other illicit purposes. Bad actors may also introduce malware through our or our competitors’ platforms in order to commandeer or gain access to information of our customers or partners. For example, sophisticated bot-nets and other complex forms of “click fraud” might be used to generate fraudulent impressions and divert advertising revenue from the legitimate apps of our customers.

We may also be subject to malicious activity by competitors for the purpose of manipulating the allocation of advertising budgets across their platforms, artificially inflating their results. If we fail to detect such activity, this could divert advertising revenue from us to our competitors. We use third-party tools to identify non-human traffic and malware, and we may reduce or terminate relationships with customers that we find to be engaging in any such activities, which could adversely affect our revenue and harm our relationships with our other customers or partners. Although we continuously assess the quality and performance of advertising on our customers’ apps, it may be difficult to detect fraudulent or malicious activity, and we rely on third-party tools, as well as the controls of our customers. Further, perpetrators of fraudulent impressions and malware frequently change their tactics and may become more sophisticated over time, requiring both us and our competitors or others in our industry to improve processes for assessing the quality of customers’ inventory and controlling fraudulent activity. If we or our competitors fail to detect or prevent fraudulent or malicious activity of this sort, our reputation, or the broader reputation of our industry, could be damaged, and our customers may contest payment, demand refunds or fail to give us future business, or we could face legal claims from our customers. Even if we are not directly involved in fraud or malicious activity, any sustained failures of others in our industry to adequately detect and prevent fraud could materially and adversely affect the industry and its reputation, which would have a material adverse effect on our business, financial condition and results of operations.

We are increasingly incorporating AI into certain aspects of our offerings and otherwise using AI in our business, and challenges related thereto could adversely affect our reputation, business, financial condition and results of operations.

We use AI in our business and are increasingly building AI into certain of our platforms, such as Cortex, and the use of AI may become more important in our operations over time. AI technologies are complex and rapidly evolving, and can require significant resources to develop, test and maintain. We also face significant competition from other companies and an evolving regulatory landscape. The use of AI, including generative AI, a relatively new and emerging technology still in the early stages of commercial use, may result in new or enhanced governmental or regulatory scrutiny, litigation, risks related to privacy and data protection or security, social or ethical concerns, damage to our competitive position, additional costs, or other complications that could adversely affect our business, reputation, or financial results.

For example, AI technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, and due to errors, inaccuracies, or other flaws in such data and algorithms, AI technologies may create flawed, incomplete, inaccurate or misleading outputs, any of which may appear correct and may not be easily detectable by us or any of our related service providers. We may rely on AI outputs for decision-making or other purposes, and these potential flaws or inaccuracies could result in unintended biases and other unknowingly discriminatory or unexpected results, errors or inadequacies toward certain individuals or classes of individuals and otherwise adversely impact our business. Our use or development of AI technologies, or our use of content generated by AI technologies, may otherwise be found to be insufficient, offensive, biased, or harmful, or to violate current or future laws and regulations or third-party rights. As a result of any of the foregoing, we could face adverse consequences, including brand, reputational and competitive harm, customer loss, and legal liability.

Additionally, if any of our employees, contractors, consultants, vendors or service providers use any third-party AI technologies in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Any output created by our use of AI technologies may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, any one of which may, among other things, require us to limit the ways in which our AI technologies are trained and may affect our ability to develop our AI technologies. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI tools used in our business, or if we experience cybersecurity incidents in connection with our use or any third party’s use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, data privacy, cybersecurity, publicity, contractual or other rights.

In addition, the regulatory framework for AI and similar technologies, and automated decision making, is changing rapidly. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted, in ways that would affect the operation of our products and solutions and the way in which we use AI and similar technologies. See “—We are subject to laws, rules, regulations, industry standards and contractual obligations concerning privacy, information security, data protection, the use and sharing of data, the provision of digital services, anti-trust, AI, breach notification, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws, rules, regulations and industry standards are continually evolving and increasingly stringent. Our actual or perceived failure to comply with these obligations could adversely affect our business, financial condition, and results of operations.”

In addition, market acceptance of AI technologies is uncertain, and we may be unsuccessful in product development efforts. Our solutions that use AI could fail to achieve market acceptance, or our competitors may use AI technologies more quickly, efficiently or successfully than we do. We may incur significant costs, including to develop and maintain our products and solutions, to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues, and we may not achieve any significant revenue from these offerings. Any of these factors could adversely affect our reputation, business, financial condition and results of operations.

Our results of operations are likely to fluctuate from period-to-period which could cause the market price of our common stock to decline.

Our results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

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our ability to maintain and grow our customer base;
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changes to our solutions, or other offerings, or the development and introduction of new solutions, entry into new markets or development of new solutions by our competitors, including, in each case, with respect to AI;
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changes to the policies or practices of companies or governmental agencies that determine access to third-party platforms, such as the Apple App Store and the Google Play Store, or to our solutions websites, or the internet generally;
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changes to the policies or practices of third-party platforms, such as the Apple App Store and the Google Play Store, including with respect to Apple’s Identifier for Advertisers (“IDFA”), which helps advertisers assess the effectiveness of their advertising efforts, and with respect to transparency regarding data processing;

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the diversification and growth of revenue sources beyond our current solutions;
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our ability to achieve the anticipated synergies from our strategic acquisitions and effectively integrate new assets and businesses acquired by us;
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the actions of our competitors;
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costs and expenses related to strategic acquisitions, including costs related to integrating companies that we acquire, as well as costs and expenses related to the development of our solutions;
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our ability to maintain profitability;
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increases in and timing of operating expenses that we may incur to grow and expand our operations and to remain competitive;
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system failures, disruptions or outages, or actual or perceived breaches of security or privacy, and the costs associated with preventing, responding to, or remediating any such incidents;
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changes in the legislative or regulatory environment, including with respect to privacy, data protection and AI, inquiries, investigations or actions by governments or regulators, including fines, orders, or consent decrees;
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charges associated with impairment of any assets on our balance sheet or changes in our expected estimated useful life of property and equipment and intangible assets;
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adverse litigation judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;
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the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with comparatively lower tax rates;
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the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;
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the impact of tariffs recently imposed by the U.S. government and its trading partners in response, other possible tariffs or trade protection measures, import or export licensing requirements, new or different customs duties, trade embargoes and sanctions and other trade barriers;
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the application of new or changing financial accounting standards or practices;
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changes in regional or global business or macroeconomic conditions, including as a result of uncertainty in the global banking and financial services markets, political uncertainty and international conflicts around the world, inflation, and high interest rates, which may impact the other factors described above; and
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changes with respect to consumer tastes in mobile applications, or with respect to the types of creatives that perform well with consumers and generate revenue.

In particular, it is difficult to predict if, when, or how quickly newly-launched solutions may begin to generate revenue or decline in popularity. The success of our business depends in part on our ability to develop and enhance our solutions. It is difficult for us to predict with certainty when we will expand our solutions as we may require longer development schedules or soft launch periods to meet our quality standards and expectations. If our customers do not adopt our new solutions offerings, or develop or further invest in their own competing alternatives, or if we are unable to successfully launch or acquire new solutions or maintain or improve our existing solutions, our business and results of operations could be adversely affected. Fluctuations in our results of operations may cause such results to fall below any financial guidance we choose to provide or the expectations of analysts or investors, which could cause the market price of our common stock to decline.

We plan to continue to consider opportunities to expand and diversify our operations through strategic acquisitions and partnerships. We face a number of risks related to strategic transactions we may pursue.

We will continue to consider opportunities to expand and diversify our operations with additional strategic acquisitions or partnerships, strategic collaborations, joint ventures, or licensing arrangements. As we continue to grow, these transactions may be larger and require significant investments. We may be unable to identify or complete prospective acquisitions or partnerships for many reasons, including our ability to identify suitable targets, increasing competition from other potential acquirers, the effects of consolidation in our industries, potentially high valuations of acquisition candidates, and the availability of financing to complete larger acquisitions. Even if we do complete any such transactions, we may incur significant costs, such as professional service fees. In addition, applicable antitrust laws and other regulations may limit our ability to acquire targets, particularly larger targets, or force us to divest an acquired business. If we are unable to identify suitable targets or complete acquisitions, our growth prospects could be adversely affected, and we may not be able to realize sufficient scale and technological advantages to compete effectively in all markets.

Further, completing larger acquisitions or other strategic transactions is significantly riskier in that such transactions involve complicated integrations and require additional consideration and management attention to complete, and could introduce additional exposure to regulatory and compliance risk. To complete these transactions, we may need to spend large amounts of cash or incur significant indebtedness, which may not be available to us on acceptable terms, if at all, or issue equity or equity-linked consideration, which may dilute our current stockholders. Further, we expect to devote more time and resources towards performing diligence on larger transactions and may be required to devote more resources towards regulatory requirements in connection with such transactions. To the extent that we do not perform sufficient diligence on a larger acquisition or such a transaction does not generate the expected benefits, our business, financial condition, and results of operations will be harmed, and to a greater extent than would occur with a smaller transaction.

Absent such strategic transactions, we would need to undertake additional development or commercialization activities at our own expense. If we elect to fund and undertake such additional efforts on our own, we may need to obtain additional expertise and additional capital, which may not be available to our company on acceptable terms, if at all. If we are unable to do any of the foregoing, we may not be able to develop our solutions effectively or achieve our expected product roadmap on a timely basis, which could adversely affect our business, financial condition, and results of operations.

The benefits of a strategic acquisition or partnership may also take considerable time to develop, and we cannot be certain that any particular strategic acquisition or partnership will produce the intended benefits. Further, acquisitions could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets, or write-offs of goodwill and intangible assets. If we are unable to identify and complete strategic acquisitions or partnerships, our business, financial condition, and results of operations could be adversely affected.

Our future growth may involve expansion into new business opportunities, and any efforts to do so that are unsuccessful or are not cost-effective could adversely affect our business, financial condition, and results of operations.

In the past, we have grown by expanding our offerings into new business opportunities and we expect to continue to do so. We have dedicated resources to expanding into adjacent business opportunities in which large competitors have an established presence. Additionally, our future growth may include expansion into other app or advertising environments, which may require significant investment in order to launch and which may not prove successful. Our future growth depends in part on our ability to correctly identify areas of investment and to cost-effectively execute on our plans. We have in the past and may in the future expend significant resources in connection with strategic acquisitions and partnerships to expand into new business opportunities. Even if successful, the growth of any new business opportunity could create significant challenges for our management and operational resources and could require considerable investment. The deployment of significant resources towards a new opportunity that proves unsuccessful, or our inability to choose the correct investment opportunities for our future, could adversely affect our business, financial condition, and results of operations.

We may be unable to develop and introduce in a timely way new products or services, and our products and services may have defects, which could harm our brand.

The planned timing and introduction of new products and services, as well as updates and upgrades thereto, are subject to risks and uncertainties. Unexpected technical, operational or other problems, whether homegrown or caused by interdependencies with third-party service providers (e.g., a temporary outage with Amazon Web Services (“AWS”)), could delay, disrupt, or prevent the introduction of new products and services, which could result in a loss of, or delay in, revenues or damage to our reputation and brand. If we release any of our products or services with defects, errors or failures, we could experience loss of customers, and damage to our reputation and brand. In addition, new products and services, including any which may incorporate AI, may not achieve sufficient market acceptance to offset the costs of development, which could materially harm our business, operating results and financial condition.

If we fail to maintain and enhance the capabilities of our offerings to a broad array of our customers as well as the end users who ultimately experience the ads, our attractiveness to all who interact with our products will be impaired, and our sales could suffer. Intervening changes in business and market practices (e.g., the shift toward header bidding platforms), as well as Provider platforms (e.g., enhancement to privacy settings in Apple’s latest iOS) and legal and regulatory requirements (e.g., data protection laws such as the EU GDPR, UK GDPR, Directive on Privacy and Electronic Communications (Directive 2002/58/EC), as amended, CCPA and other U.S. state privacy laws, Brazil’s LGPD, and China’s DSL, PIPL and CSL), could also impact the effectiveness and desirability of our products if we fail to timely adapt our offerings to maintain relevancy and competitiveness.

Changes to our design and development processes to address new features or functions of our products and solutions might cause inefficiencies that might result in more labor-intensive software integration processes. In addition, we anticipate that in the future we will be required to update existing and new products and applications to a broader array of mobile operating systems. If we utilize more labor intensive processes, our margins could be significantly reduced and it might take us longer to integrate our products and applications to additional mobile operating systems. This, in turn, could harm our business, operating results and financial condition.

Our business depends in part on our ability to maintain and scale our technology, and any disruption to our solutions could damage our reputation, result in a potential loss of engagement, and adversely affect our business, financial condition, and results of operations.

Our reputation and ability to attract and retain our customers and users depends in part on the reliable performance of our solutions. We have in the past experienced, and may in the future experience, interruptions in the availability or performance of our offerings from time to time. Our systems may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays, disruptions or outages that could be harmful to our business. If our offerings are unavailable when users attempt to access them, or if they do not load as quickly as expected, users may not use our offerings as often in the future, or at all, which could adversely affect our business and results of operations. As we continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs and the needs of our customers and users. It is possible that we may fail to continue to effectively scale and grow our technical infrastructure to accommodate these increased demands, which may adversely affect our user engagement and revenue growth. Additionally, we rely on certain third-party providers for our increasing network capacity and computing power needs, and if we fail to properly anticipate our needs or secure sufficient capacity at a reasonable cost, our ability to scale and grow our business, or our profitability, could be negatively impacted. Our business may be subject to interruptions, disruptions, delays, or failures resulting from natural disasters (including fires, floods, wars, earthquakes, hurricanes, tornadoes, epidemics, pandemics or similar catastrophic events), power and service outages, computer and telecommunication failures and other events outside of our control that impact us or these third-party providers. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services. If we fail to efficiently scale and manage our infrastructure, or if events disrupt our infrastructure or those of our third-party providers, our business, financial condition, and results of operations could be adversely affected.

The industry in which we operate is competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

The industry in which we operate is highly competitive. We compete for a share of total advertising budgets with online search and display advertising, including large “walled garden” advertising platforms such as Google and Facebook, and, to a lesser degree, with traditional advertising media, such as direct mail, television, radio, cable and print. A significant number of companies have developed or are developing solutions that currently, or in the future may, compete with some or all of our offerings. As we look to market and sell our solutions to potential customers with existing solutions, we must convince their internal stakeholders that our solutions are superior and/or more cost-effective to their current solutions.

With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense or become even more intense in the future. We have faced, and will continue to face, competition as the result of rapid technological change, such as the rise of AI and machine learning, increasing use of data and trained models, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. Additionally, some of our actual and potential competitors have been acquired by other larger enterprises and have made or may make acquisitions or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us.

Our competitors vary in size and in the breadth and scope of the solutions offered. Some of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and greater financial and operational resources than we do. Further, other potential competitors not currently offering competing products or services may expand their offerings to compete with our solutions or enter the market through acquisitions, partnerships or strategic relationships. Those competitors have greater brand recognition in those industries where they already have a presence. In addition, our current and potential competitors may have or establish cooperative relationships among themselves or with our customers or other third parties that may further enhance their resources and offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that is perceived to be easier to use or otherwise favorable to ours, which could reduce demand for our solutions.

In addition to solutions and technology competition, we face pricing competition. Some of our competitors offer their solutions at a lower price which has resulted in, and may continue to result in, pricing pressures. We cannot assure you that we will not be forced to engage in price-cutting or revenue limiting initiatives, change payment terms or increase our advertising and other expenses to attract and retain customers in response to competitive pressures.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, which could result in the failure of our solutions to continue to achieve or maintain market acceptance, which would harm our business, results of operations and financial condition.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing our brand reputation is important to expand sales of our platform to existing customers, support the marketing and sale of our platform to new customers, convert free creators to customers and grow our strategic partnerships. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to offer a reliable platform that continues to meet the needs and preferences of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionalities to address a wide variety of use cases and our ability to successfully differentiate our platform from competitors. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may suffer.

We are highly dependent on our key employees and our business and growth may be adversely affected if we fail to attract, retain, and motivate key personnel.

Our future success depends in significant part on the continued service of our key management and technical personnel. Our ability to compete and grow depends in part on the efforts and talents of these employees and executives, who are important to our vision, strategic direction, culture, products, and technology. The loss of key employees or any other member of our senior management team could cause disruption and adversely affect our business, financial condition, or results of operations.

Additionally, key employees often hold multiple responsibilities, making us more vulnerable to disruptions caused by turnover or unexpected absences. If we are unable to attract, retain, and efficiently allocate personnel, our operational capabilities, growth potential, and competitive position could be adversely affected. Furthermore, as we expand, we may need to hire additional employees and enhance our infrastructure to support growth. Failure to do so in a timely or effective manner could strain our existing workforce and negatively impact our financial performance and strategic objectives.

While we believe we compete favorably, competition for highly skilled employees is intense, particularly in the San Francisco Bay Area, where our headquarters is located. As a result, we may incur costs to attract and retain employees, including expenditures related to salaries and benefits and compensation expenses related to equity awards. New employees often require significant training and, in many cases, take significant time before they achieve full productivity.

In addition, our ability to execute our strategy depends in part on our continued ability to identify, hire, develop, motivate, and retain highly skilled employees, particularly in the competitive fields of AI development, machine learning, product management, engineering, and data science. We believe that our corporate culture has been an important factor in our ability to hire and retain key employees, and if we are unable to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. If we are unable to identify, hire, and retain highly skilled employees, our business, financial condition, and results of operations could be adversely affected.

We have historically hired a number of key personnel and added additional team members through strategic acquisitions, and as competition within the mobile app ecosystem for attractive target companies with a skilled employee base persists and increases, we may incur significant expenses and difficulty in continuing this practice. New hires require training and take time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. The loss of talented employees with experience in the assets we acquire could result in significant disruptions to our business and the integration of acquired assets and businesses. If we do not succeed in recruiting, retaining, and motivating these key employees, we may not achieve the anticipated results of acquisitions.

If we do not effectively retain and train our sales teams, we may be unable to add new customers or increase sales to our existing customers and our business will be adversely affected.

We are substantially dependent on our sales teams to obtain new customers and to increase spend by our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in retaining, training and integrating sufficient numbers of sales personnel to support our growth. Our recent and planned hires may not become productive as quickly as we expect, and we may be unable to retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to retain and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing our existing customers’ spend with us, our business will be adversely affected.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success and will be important for our continued growth. We face a number of challenges that may affect our ability to sustain our corporate culture, including: failure to identify, attract, reward, and retain people in critical technical and leadership positions in our organization who share and further our culture and values; the increasing size and geographic diversity of our workforce; competitive pressures to move in directions that may divert us from our culture and values; the continued challenges of a rapidly-evolving industry; the increasing need to develop expertise in new areas of business that affect us; a negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and the integration of new personnel and businesses from acquisitions. If we are not able to maintain our culture, we could lose the innovation, passion, and dedication of our team and as a result, our business, financial condition, and results of operations could be adversely affected.

Our international operations and customer base subject our business to increased challenges and risks.

We operate globally and our international operations and customer base subject us to increased challenges and risks. We expect to continue to expand our international operations in the future by opening new offices, entering into strategic partnerships with international partners, acquiring companies that may have international operations, and providing our solutions in additional countries. For example, our offices are located throughout the world, including in areas with less certain legal and regulatory regimes or more potential risks, such as China. Our current operations and expanding our international operations and customer base subject us to risks, including those associated with:

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compliance with U.S. federal, state, and local and foreign government laws and regulations;
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recruiting and retaining talented and capable management and employees in foreign countries;
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the diversion of senior management attention;
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challenges caused by distance, language, and cultural differences;
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increased risk of loss, data breaches or cybersecurity attacks from our global operations;
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compliance with domestic and foreign bulk data transfer laws;
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developing and customizing solutions that appeal to the tastes and preferences of users in international markets;
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the inability to offer certain solutions in certain foreign countries;
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competition from local mobile app developers with intellectual property rights and significant market share in those markets and with a better understanding of user preferences;
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utilizing, obtaining, maintaining, protecting, defending, and enforcing our intellectual property rights;
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the inability to extend intellectual property or other proprietary rights in our brand, content, or technology into new jurisdictions;

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negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;
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implementing alternative payment methods for features and virtual goods in a manner that complies with local laws and practices and protects us from fraud;
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compliance with evolving applicable foreign laws, rules and regulations, including anti-bribery laws, AI laws, data privacy, data protection and security laws, employment and labor laws, laws relating to content and consumer protection, anti-trust laws and laws relating to the development, use and provision of AI technologies and other digital products and services;
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credit risk and higher levels of payment fraud;
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currency exchange rate fluctuations;
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heightened inflationary pressures and rising interest rates in key markets in which we operate, resulting, among other reasons, from conflicts around the world, such as in Ukraine and the Middle East;
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protectionist laws and business practices that favor local businesses in certain countries;
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double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws in the United States or the foreign jurisdictions in which we operate;
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political, economic, macro-economic climate, and social instability, including impacts related to labor, inflation and as a result of war, terrorism, or armed conflict, including international conflicts around the world, such as between Russia and Ukraine and in the Middle East, as well as, increasing friction between the United States and China and the impacts on their respective regions and the regional and global economy;
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threatened or actual terrorist attacks and military action, including the intensification or expansion of the conflict in Ukraine and the Middle East;
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compliance with economic sanctions such as those administered by the U.S. Office of Foreign Assets Control, the United Nations Security Council, the European Union (the “EU”) and its member states, His Majesty’s Treasury of the United Kingdom, and other applicable sanctions authorities that prohibit or restrict our dealings with certain sanctioned countries, territories, individuals, and entities; these laws and regulations are complex, frequently changing, and increasing in number, and may impose additional prohibitions or compliance obligations on our dealings in certain countries and territories, including sanctions imposed on Russia, Belarus and certain Ukrainian territories;
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public health crises which can result in varying impacts to our employees, customers, users, advertisers, app developers, and business partners internationally;
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higher costs associated with doing business internationally, including costs related to local advisors;
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compliance with anti-money laundering and countering the financing of terrorism, anti-corruption and anti-bribery laws, including the Foreign Corrupt Practices Act (the “FCPA”), the UK Bribery Act, and similar laws and regulations in other jurisdictions;
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compliance with export controls, including the U.S. Export Administration Regulations, or import controls;
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exposure to risk that actors misuse our solutions for malign or illegal purposes; and
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trade and tariff restrictions, including those recently announced by the U.S. government and other governments, and exposure to potential digital taxes.

Our ability to successfully gain market acceptance in any particular international market is uncertain and, in the past, we have experienced difficulties and have not been successful in all the countries we have entered. If we are unable to continue to expand internationally or manage the complexity of our global operations successfully, our business, financial condition, and results of operations could be adversely affected.

We anticipate increasing our operating expenses in the future, and we may not be able to maintain our profitability in any given period. If we cannot maintain our profitability, our business could be adversely affected.

We may not always achieve sufficient revenue or manage our expenses in order to achieve positive cash flow from operations or profitability in any given period. Our operating expenses may continue to rise as we implement additional initiatives designed to increase revenue, potentially including: developing and expanding our solutions, strategic acquisitions and partnerships, customer acquisition spending, international expansion, hiring additional employees, and taking other steps to strengthen and grow our company. We are likely to recognize costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We also anticipate that the costs of acquiring new customers, and otherwise marketing our solutions, will continue to rise. Further, we may continue to incur significant costs in connection with strategic acquisitions and partnerships, which costs may increase or become more concentrated to the extent we enter into larger transactions. We will also incur increased costs as a result of becoming a public company. See “—Risks Related to this Offering and Ownership of our Common Stock—We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management’s attention from our business.” If we are not able to maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all, and which may be dilutive to our stockholders. If we are unable to generate adequate revenue growth and manage our expenses, we may incur significant losses in the future and may not be able to maintain positive cash flow from operations or profitability.

Security breaches, including improper access to or disclosure of our data, hacking and phishing attacks, or other cybersecurity incidents affecting our systems, or those of our third-party vendors, could harm our reputation and adversely affect our business.

The mobile app ecosystem is prone to cyberattacks by third parties seeking unauthorized access to our data or the data of our customers or users or to disrupt our ability to provide services. Our solutions involve the collection, storage, transmission and other processing of a large amount of data, including personal information. Any failure to prevent or mitigate security breaches or improper access to or disclosure of our data, including source code, user data (including personal information), content, or payment information from users, or information from customers, could result in the unauthorized loss, modification, disclosure, destruction, or other misuse of such data, which could adversely affect our business and reputation, result in significant fines, damage our operations, result in litigation or regulatory enforcement actions, investigations or inquiries, and diminish our competitive position. In particular, a breach, whether physical, electronic, or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of our offerings, lost or reduced ability to protect our intellectual property, and diminished competitive position.

Cybersecurity incidents including those related to computer malware, viruses, or ransomware, social engineering (predominantly spear phishing attacks or credential stuffing), attacks enhanced or facilitated by AI, and general hacking have become more prevalent in the mobile app ecosystem. Cybersecurity incidents have occurred on our systems and otherwise in our business in the past, and we expect will continue to occur in the future. We regularly encounter attempts to spam or otherwise defraud our solutions. Such breaches and attacks may cause interruptions to the services we provide, degrade the user experience, cause customers or users to lose confidence and trust in our solutions, impair our internal systems and other systems and networks used in our business, or adversely affect our financial condition. Our efforts to protect our data, user data (including personal information), and information from customers and partners, and to disable undesirable activities within our solutions, may also be unsuccessful due to software bugs or other technical malfunctions, distributed denial of service attacks, employee, contractor, vendor, or partner error, negligence, theft or malfeasance, breach by nation states or state-sponsored organizations with significant financial and technological resources, defects or vulnerabilities in information technology systems or offerings, breaches of physical security of our facilities or technical infrastructure, or other threats that evolve.

In addition, some business partners or their third-party vendors, such as those that help measure the effectiveness of advertisements, may receive or store mobile app and/or end user mobile device information made accessible through our services. These third parties may misappropriate our information and engage in unauthorized use of it. If these third parties fail to adopt or adhere to adequate contractual restrictions, data security practices, or experience a breach of their networks, our data or our users’ data (including personal information) may be improperly accessed, used, or disclosed. In such an event, we may have increased costs arising from the restoration or implementation of additional security measures which could adversely affect our business and results of operations, as well as costs related to litigation or regulatory enforcement. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party vendors, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal information) or enable us to obtain adequate or any reimbursement from our third-party vendors in the event we should suffer any such incidents. Any theft or unauthorized use or publication of our intellectual property, trade secrets and other confidential business information or personal information as a result of such an event could also adversely affect our business, competitive position, and results of operations.

Cyberattacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. The increasing sophistication and resources of cyber criminals and other non-state threat actors, and increased actions by nation-state and nation-state supported actors, make keeping up with new threats difficult and could result in a breach of security. Further, the emergence of new AI technologies, our use of AI, the use of AI in third-party products and services, and the use of AI in connection with cyberattacks may create additional cybersecurity risks or increase cybersecurity risks. For example, our or our customers’ sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of AI technologies. Any such information that we input into third-party AI technologies could be revealed to others, including if information is used to train such third-party AI technologies. Additionally, where an AI model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model. As a result, we could face adverse consequences, including exposure to reputational and competitive harm, customer loss, and legal liability.

Although we have developed systems and processes that are designed to protect our data, user data (including personal information), and information from our partners; to prevent data loss, disable undesirable accounts and activities on our solutions; and to prevent and detect security breaches; we cannot assure you that such measures will provide comprehensive security, that we will be able to identify breaches or to react to them in a timely manner or that our remediation efforts will be successful. We experience cyberattacks and other security incidents of varying degrees from time to time, and we may incur significant costs in investigating, protecting against, litigating, or remediating such incidents. We may face increased risks of cyberattacks and other security incidents as a result of more employees working remotely and/or our use of third-party systems designed to support a remote or hybrid workforce. Although we carry cybersecurity insurance, it may not extend to all types of privacy or security breaches or other incidents, and may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in our services or products. Such insurance may not be available in the future on commercially reasonable terms, or at all, and insurers may deny us coverage as to any future claim. Any of the foregoing could adversely affect our business, including our reputation, financial condition, or results of operations.

We are subject to a variety of laws, rules and regulations in the United States and abroad relating to cybersecurity and data privacy and protection, a number of which also provide a private right of action. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, including personal information, which has occurred in the past and which could cause us to incur significant expense and liability, distract management and technical personnel, and result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could adversely affect our reputation, business, financial condition, or results of operations.

One such regulation is the issuance of the Bulk Data Rule which became effective on April 8, 2025. The Bulk Data Rule prohibits or restricts certain categories of data-related transactions between U.S. persons and entities or individuals associated with countries designated as “countries of concern,” which currently include China (including Hong Kong and Macau), Cuba, Iran, North Korea, Russia, and Venezuela. The Bulk Data Rule applies to transactions that involve access to bulk U.S. sensitive personal data or U.S. government-related data by designated counterparties, including: (i) entities organized or principally based in a country of concern or that are 50% or more owned by such entities; (ii) entities majority-owned by a previously defined covered person; (iii) foreign employees or contractors associated with a covered person or a country of concern; and (iv) individuals resident in or designated as associated with a country of concern. Failure to comply with the Bulk Data Rule may result in significant fines and regulatory investigations, and could materially and adversely affect our investment activities, operational flexibility, and our ability to achieve our investment objectives.

In addition to our efforts to mitigate cybersecurity risks, we are making significant investments in privacy, safety, security, and content review efforts to combat misuse of our services and user data by third parties. As a result of these efforts, we anticipate that we will discover incidents of misuse of user data or other undesirable activity by third parties. We may not discover all such incidents or activity, whether as a result of our data limitations, the scale of activity on our solutions, challenges related to our personnel working remotely, the reallocation of resources to other projects, or other factors, and we may be notified of such incidents or activity by users, the media, or other third parties. Such incidents and activities have in the past, and may in the future, include the use of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, improper advertising practices, activities that threaten people’s safety on- or offline or instances of spamming, scraping, data harvesting, or unsecured datasets. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate any such incidents. Any of the foregoing developments could adversely affect user trust and engagement, harm our brand and reputation, require us to change our business practices, and adversely affect our business and results of operations.

Our solutions, as well as our internal systems, rely on software and hardware that is highly technical, and any errors, bugs, vulnerabilities or other defects in these solutions and systems, or failures to address or mitigate technical limitations in the same, could adversely affect our business, financial condition, and results of operations.

Our solutions, as well as our internal systems, rely on software and hardware, including AI technologies, that are highly technical and complex. In addition, our solutions, as well as our internal systems, depend in part on the ability of such software and hardware to store, retrieve, manage and otherwise process immense amounts of data. The software and hardware on which we rely has contained, and will in the future contain, errors, bugs, vulnerabilities and other defects and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, vulnerabilities or other defects inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design or other defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for customers and users who use our offerings, compromised ability of our offerings to perform in a manner consistent with our terms, contracts, or policies, delayed solutions launches or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of our users (including personal information) and/or our intellectual property, or reductions in our ability to provide some or all of our services. To the extent such errors, bugs, vulnerabilities, or other defects impact our solutions or the accuracy of data in any such solutions, our customers may become dissatisfied with our offerings, our brand and reputation may be harmed, and we may make operational decisions, such as with respect to our solutions or any future strategic acquisition, that are based on inaccurate data. We may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any errors, bugs, vulnerabilities, or other defects in our systems or the software and hardware on which we rely, failures to properly or timely address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service or failures to fulfill our commitments to our customers may lead to outcomes including damage to our reputation, increased product engineering expenses, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business, financial condition, and results of operations.

We rely upon third-party data centers, providers of cloud-based infrastructure to host our solutions and other third-party service providers. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could materially and adversely affect our business, financial condition and results of operations.

We currently serve our customers from data centers in various locations worldwide, which are operated by a third-party cloud hosting provider. We use various third-party cloud hosting providers, such as AWS, to provide cloud infrastructure for our solutions. Our solutions rely on the operations of this infrastructure. Customers need to be able to access, send requests and receive communication from our solutions at any time, without interruption or degradation of performance, and we provide some customers with service-level commitments with respect to uptime. In addition, our solutions depend on the ability of these data centers and cloud infrastructure to allow for our customers’ configuration, architecture, features and interconnection specifications and to secure the information stored in these data centers. Any limitation on the capacity of our data centers or cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, host our solutions or serve our customers, which could materially and adversely affect our business, financial condition and results of operations. In addition, any incident affecting our data centers or cloud infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss or outages, outbreaks of contagious diseases, computer or telecommunications failures, software bugs, computer viruses, malware, distributed denial of service attacks, hardware failures, spam attacks, phishing or other social engineering, ransomware, security breaches, credential stuffing, human error, terrorist or other attacks and other similar events beyond our control could negatively affect the cloud-based portion of our solutions, including by destroying customer data, including personal information. A prolonged service disruption affecting our data centers or cloud-based services for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or incur additional costs under our customer and partner agreements or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use.

In the event that our service agreements relating to our data centers or cloud infrastructure are terminated or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our solutions, loss of revenue from revenue-share and usage-based solutions, as well as significant delays and additional expense in arranging or creating new facilities and services or re-architecting our solutions for deployment on a different data center provider or cloud infrastructure service provider, which could materially and adversely affect our business, financial condition and results of operations.

In addition, we rely on the use of third parties to deliver certain aspects of contracted services in certain other areas. This presents additional risk related to legal, regulatory, financial or customer obligations because third parties fail to deliver contracted services, or that we are exposed to reputational damage because third parties operate in a poorly controlled manner. We use affiliates and third-party vendors located outside the U.S. to provide certain services and functions, which also exposes us to business disruptions and political risks as a result of risks inherent in conducting business outside of the United States.

Our business is subject to global economic, market, public health, and geopolitical conditions as well as to natural disasters beyond our control.

Our business is subject to global economic, market, public health, and geopolitical conditions, as well as natural disasters beyond our control and could adversely affect our revenue and results of operations. Our revenue is driven in part by discretionary consumer spending habits and preferences, and by advertising spending patterns. Historically, consumer purchasing and advertising spending have each declined during economic downturns and periods of uncertainty regarding future economic prospects or when disposable income or consumer lending is lower. General macroeconomic conditions, such as inflation, high interest rates, or a recession or economic slowdown in the United States or internationally, including those resulting from tariffs, trade wars, uncertainty in the global banking and financial services markets, political uncertainty and international conflicts around the world, such as between Russia and Ukraine and in the Middle East, as well as friction between the United States and China, could create uncertainty and adversely affect discretionary consumer spending habits and preferences as well as advertising spending. In addition, changes in macroeconomic conditions, including those due to recent actual and proposed tariff increases imposed by the United States on various trading partners, could change consumer behavior and adversely affect advertising spending and costs related to our operations. Specifically, the U.S. government has implemented or announced significant new tariffs on products manufactured in a wide range of countries outside the United States, including China, Mexico, and Canada. These actions have prompted a cycle of retaliatory tariffs and potential retaliatory tariffs by a number of these countries and the United States. The U.S. government may in the future impose, reimpose, increase, or pause tariffs, and countries subject to such tariffs have imposed, and in the future may impose, reciprocal tariffs or other protectionist or retaliatory trade measures in response. In addition, ongoing geopolitical tensions between the United States and China (including the elimination of the de minimis tariff exception and tariffs on Chinese goods) may adversely impact our revenue by reducing demand for our services from Chinese advertisers targeting the U.S. or other markets or by limiting our ability to serve U.S. and other customers seeking to reach Chinese markets. The extent and duration of the tariffs and other trade restrictions and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations involving the United States and other countries, the responses of other countries or regions, and exemptions or exclusions that may be granted. As a result, we may be unable to continue to grow in the event of future economic slowdowns.

Additionally, our principal offices are located in the San Francisco Bay Area, an area known for earthquakes and susceptible to fires, and are thus vulnerable to damage. All of our facilities are also vulnerable to damage from natural or manmade disasters, including power loss, earthquakes, fires, explosions, floods, communications failures, terrorist attacks, contagious disease outbreak (such as the COVID-19 pandemic), and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be impaired and we could incur significant losses, recovery from which may require substantial time and expense.

The markets for our solutions are rapidly evolving and may decline or experience limited growth.

The industry in which we operate is characterized by rapid technological change, new features, tools, solutions and strategies, evolving legal and regulatory requirements, changing customer needs and a dynamic competitive market. Our future success will depend in large part on the continued growth of our markets and our ability to improve and expand our solutions to respond quickly and effectively to this growth.

If we fail to successfully transition from deprecated or legacy products to our new solutions, our business could be adversely affected. From time to time, we discontinue legacy products or migrate customers to newer technologies, such as our transition from legacy ad-tech stacks to our Cortex platform. Although these changes are designed to improve long-term performance, such transitions can lead to customer churn, reduced spend, or technical issues. If customers do not adopt our new products as expected, or if we fail to maintain performance levels during transitions, our revenue and results of operations could be adversely affected.

Further, the opportunities provided by mobile advertising, social media marketing and other engagement touchpoints in mobile devices are still relatively new. Our customers, who range from large global enterprises to smaller enterprises and app developers, spanning verticals including gaming, social, e-commerce, utility, entertainment and finance, may not recognize the need for, or benefits of, some or all of our solution suites. Moreover, they may decide to adopt alternative products and services to satisfy some portion of their business needs. Rapidly shifting consumer behavior can drive high growth in certain verticals over other verticals and we may have more customers than others in a particularly high or low growth vertical.

If we fail to deliver timely releases of our solutions that are ready for use, release a new version, service, tool or update, or respond to new offerings by our competitors, or if new technologies emerge that are able to deliver competitive products more efficiently, more conveniently or more securely than our solutions, or if we are unable to adapt our solutions to new devices or adapt to changes on Providers’ platforms that use different operating systems, then our position in our markets could be harmed, and we could lose customers, which would adversely affect our business and results of operations.

Additionally, the shifting regulatory landscape in regards to both our solutions and our customers drives our opportunities and will impact the solutions that we offer. Further, we must be able to keep pace with rapid regulatory changes in order to compete successfully in our markets. Our revenue growth depends on our ability to respond to frequently changing data privacy and security laws, rules, regulations, policies and user demands and expectations, which will require us to incur additional costs to implement. The regulatory landscape in this industry is rapidly shifting, and we may become subject to new laws, rules and regulations that restrict our operations or materially and adversely affect our business, financial condition, and results of operations. For more information on our risks related to regulatory changes, see “—We are subject to laws, rules, regulations, industry standards and contractual obligations concerning privacy, information security, data protection, the use and sharing of data, the provision of digital services, anti-trust, AI, breach notification, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws, rules, regulations and industry standards are continually evolving and increasingly stringent. Our actual or perceived failure to comply with these obligations could adversely affect our business, financial condition, and results of operations.”

Our ability to succeed within the markets that our solutions address and continue to be profitable in the future depends upon a number of factors, including the cost, performance and perceived value associated with our solutions. Significant time, resources and expertise are required in order to build the technology that can deliver solutions to successfully enable app user acquisition and app monetization. The trust and reputation we have built with our customers, who leverage our solutions to acquire, monetize, and engage with their users, must constantly be maintained with technological improvements, operational excellence and the ability to predict and adapt to the needs of our customers. If we fail to maintain that trust and reputation, our ability to grow our business may be materially and adversely impacted.

The markets for our solutions could fail to grow significantly or there could be a reduction in demand for our solutions as a result of a lack of customer acceptance, technological challenges, competing products and services, decreases in spending by current and prospective customers, weakening economic conditions and other causes. If our markets do not continue to experience growth or if the demand for our products and solutions decreases, then we may not be as profitable as we have been in the past, and our business, financial condition and results of operations could be materially and adversely affected.

Our business is subject to risks generally associated with the mobile gaming industry.

Among our advertiser customers (excluding third-party programmatic platforms which spend on our SSP), slightly less than half of our advertiser revenue came from our gaming vertical for the nine months ended September 30, 2025. The success of our advertisers’ games plays a significant role in maintaining and increasing our revenue. Accordingly, we are susceptible to market conditions and risks associated with the mobile gaming industry, including the popularity, price and timing of release of games, changes in consumer demographics, the availability and popularity of other forms of entertainment and public tastes and preferences, and an evolving and uncertain regulatory landscape, all of which are difficult to predict and are beyond our control. In order to be successful, our customers must also utilize effective marketing strategies for games; expand and enhance games after their initial release; attract experienced game designers, product managers and engineers; and adapt to an increasingly diverse set of new mobile devices as they emerge. In certain jurisdictions, we have to register with gaming authorities to provide our services to advertisers in the gaming industry.

Further, we have operations in China and continuing tension between the U.S. and China may impact our business and results of operations in the future. For the nine months ended September 30, 2025, approximately 9% of the Company’s revenue was generated in China and its territories based on customer billing location, and other customers themselves have business or operations there. The U.S. government has restricted the ability to send certain products and technology to China without an export license. In many cases, these licenses are subject to a policy of denial and will not be issued. While our current products are not restricted by these controls, such controls or future restrictions could impact our business in the future. It also is possible that the Chinese government will retaliate in ways that could impact our business. Moreover, laws or regulations that govern or restrict gaming activities, including online or mobile gaming, could have a material adverse impact on our business, financial condition and results of operations.

In addition, users may view games as a discretionary purchase. Although in periods of economic downturn time spent on gaming has typically increased, if we experience a prolonged downturn, users may reduce their discretionary spending on games, and our customers, in turn, may see an adverse effect on their business and reduce their usage of or lower their spending on our solutions, which would adversely impact our revenue and financial condition. Economic conditions that negatively impact discretionary consumer spending, including heightened inflation, slower growth, unemployment levels, tax rates, rising interest rates, energy prices, declining consumer confidence, recession and other macroeconomic conditions, including those resulting from geopolitical issues and uncertainty, such as ongoing military conflicts in Ukraine and the Middle East, could have a material adverse impact on our business, financial condition and results of operations.

We are dependent on the success of the mobile app ecosystem. Adverse events relating to this ecosystem, including events related to our customers or their apps, could have a negative impact on our business.

We are dependent on the success of the mobile app ecosystem to sustain and increase our business, including the success of our customers and their apps. Our customers are developers of mobile apps who use our services and solutions to control ad monetization and user acquisition. As a result, our success depends in part on the mobile app ecosystem, which includes our current and potential new customers creating new apps and then using solutions to monetize them and acquire new users. If a significant amount of our customers’ marketing efforts are unsuccessful or if a large number of our customers experience a decrease in demand for their apps, our revenue could be reduced. The mobile app ecosystem is characterized by intense competition, rapid technological change and economic uncertainty and, as such, there is no guarantee that any of our customers’ apps will gain any meaningful traction with users.

In addition, we are more reliant on some customer segments and their ability to continue to use our solutions to engage with their users. While our large and diverse customer portfolio has helped to reduce the fluctuations in our revenue as a whole, we cannot assure you that the size and diversification of our customer portfolio will sufficiently mitigate this risk. If our customers fail to use our solutions, and we are not able to maintain a diversified portfolio of customers, our business, financial condition and results of operations may be materially and adversely affected.

Our business growth is dependent upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices.

Our business growth depends on the continued proliferation of mobile connected devices, such as smartphones and tablets, which can connect to the Internet over a cellular, wireless or other network, as well as the increased consumption of content through those devices. Consumer usage of these mobile connected devices may be inhibited for a number of reasons, such as:

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inadequate network infrastructure to support advanced features beyond just mobile web access;
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users’ concerns about the security of these devices;
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inconsistent quality of cellular or wireless connections;
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unavailability of cost-effective, high-speed Internet services;
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changes in network carrier pricing plans that charge device users based on the amount of data consumed; and
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new technology which is not compatible with our solutions.

In particular, the increased usage of smartphones, tablets and other mobile connected devices is dependent upon user sentiment and the increased availability of such devices. Public opinion towards mobile connected devices and other similar technological advancements is rapidly evolving, and as such, our industries have faced criticism in the past. We cannot be certain that the public will continue to support new technologies, such as app-based gaming and advertising. If we lose public interest and support for in-app mobile advertising, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Internet infrastructure that we and our customers rely on in any particular geographic area may be unable to support the demands placed upon it, which could interfere with the speed and availability of our solutions. As a result, we could lose customers if the infrastructure is unable to support our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

For any of these reasons, users of mobile connected devices may limit the amount of time they spend on these devices and the number of applications or amount of content they download on these devices. If user adoption of mobile connected devices and user consumption of content on those devices do not continue to grow, our total addressable market size may be significantly limited, which could compromise our ability to increase our revenue and our ability to become profitable.

If the use of mobile advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations, and financial condition.

Consumers can, with increasing ease, implement opt-in and opt-out technologies, “do not track” mechanisms, “ad blocking” software and other technologies that limit our ability to collect and use data to deliver advertisements, or otherwise limit the effectiveness of our solutions, and are increasingly aware of options related to consent and the use of such technologies to prevent the collection of their personal information for targeted advertising purposes. Some consumers download free or paid “ad blocking” software on their mobile devices, not only for privacy reasons, but also to counteract the adverse effect advertisements can have on the consumer experience, including increased load times, data consumption, and screen overcrowding. Ad-blocking technologies and other global privacy controls may prevent some third-party cookies, or other tracking technologies, from being stored on a consumer’s computer or mobile device. As a result, we have been and may be required to change the way we market our offerings, and if more consumers adopt these measures, or if more regulators mandate the use of specific controls, it could reduce the volume or effectiveness and value of targeted advertising, and our business, results of operations, and financial condition could be adversely affected. Other technologies allow ads that are deemed “acceptable,” which could be defined in ways that place us or our publishers at a disadvantage, particularly if such technologies are controlled or influenced by our competitors. Even if ad blockers do not ultimately have an adverse effect on our business, investor concerns about ad blockers could cause our stock price to decline.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at a similar rate, if at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those generated by both ourselves and Altman Solon, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that affect the calculation of our market opportunity are also subject to change over time.

Our expectations regarding potential future market opportunities that we may be able to address are subject to even greater uncertainty. For example, our expectations regarding future market opportunities in mobile marketing and monetization solutions, depend, among other things, on the extent to which we are able to develop new products and features that expand the applicability of our platform.

We cannot assure you that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. In addition, any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to achieve a substantial share of this market or grow at a similar rate, if at all. Our growth is subject to many risks and uncertainties. Accordingly, the estimates of market opportunity or forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Risks Related to Legal and Regulatory Matters

We are subject to laws, rules, regulations, industry standards and contractual obligations concerning privacy, information security, data protection, the use and sharing of data, the provision of digital services, anti-trust, AI, breach notification, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws, rules, regulations and industry standards are continually evolving and increasingly stringent. Our actual or perceived failure to comply with these obligations could adversely affect our business, financial condition, and results of operations.

We collect, use, maintain, transmit, share and otherwise process personal information and user, end user and general device data, and we enable our and our customers’ end users to share their personal information with each other and with third parties. There are numerous foreign, federal, state, and local laws, rules and regulations regarding privacy and the collection, storing, sharing, use, disclosure, deletion, protection and other processing of personal information and other user data, which are constantly evolving, subject to differing interpretations and levels of enforcement, including in connection with changes in government administrations, and may be inconsistent between states or countries or conflict with other rules, laws and regulations.

Various government and consumer agencies worldwide have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. For example, on the international level, European Union and UK laws, which transpose the ePrivacy Directive, require informed consent for the placement of non-strictly necessary cookies or similar technologies on an individual’s device and for direct electronic marketing, and recent decisions from European courts and regulators are driving increased attention to cookies and similar technologies. The UK, French and other EU data protection regulators are increasingly active in this area, in part as a result of actions by not-for-profit privacy activists that have made a significant number of complaints to European website operators regarding their cookie banners and referred a significant number of such website operators to relevant national regulators.

Additionally, the EU GDPR, which became effective in May 2018, and the UK GDPR, which was implemented in the UK after its exit from the EU, created new individual privacy rights and imposed worldwide obligations on companies processing personal information of European users, which has created a greater compliance burden for us and other companies with European users, and subjects violators to substantial monetary penalties. The EU GDPR and UK GDPR impose requirements on both data controllers and data processors (we act as both). Data controllers are required to implement stringent operational requirements, including, for example, transparent and expanded disclosure to data subjects about how their personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for demonstrating that they have obtained valid consent for certain data processing activities, and also to impose significant requirements on data processing actions on their behalf. Data processors are subject to narrower obligations, including, for example, processing personal information only on instruction from the data controller and implementing appropriate security measures. The EU GDPR and UK GDPR also impose strict rules on the transfer of personal information to countries outside the European Economic Area (“EEA”) or UK (as applicable), including the United States. Laws, guidance and the enforcement landscape around these requirements, including international data transfers to the United States, is complex and continuing to evolve, and we may incur costs in taking compliance measures and/or these requirements may affect the manner in which we provide our products and services, and could adversely affect our business, operations and financial condition. Failure to comply with these requirements may result in enforcement actions by data protection authorities in the EEA and/or UK, including regulatory investigations, significant penalties (for the EU GDPR, up to the greater of €20 million or 4% of annual worldwide turnover), and/or orders to cease or change our processing of data. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel, damage our reputation and adversely affect our business, financial condition, and results of operations.

European privacy and wider digital regulation is continuing to evolve, and these developments may have an adverse effect on our business. For example, the UK’s Data (Use and Access) Act received Royal Assent on June 19, 2025 (phasing in between June 2025 and June 2026) and will make various amendments to the current UK data protection regime, including by bringing the maximum fine threshold for infringement of certain requirements relating to direct marketing and use of cookies (currently £500,000) in line with the UK GDPR threshold (the higher of £17.5 million or 4% of annual worldwide turnover). In addition, on November 19, 2025, the EU published a proposal to make certain simplifications to the EU GDPR and other data, privacy and cybersecurity related laws, including the ePrivacy Directive and AI Act (as defined below). This may lead to additional compliance costs and could increase overall risk exposure as businesses may no longer be able to take a unified approach across the European Economic Area (“EEA”) and the U.K., and such businesses may need to amend their processes and procedures to align with the new framework. Implementing mechanisms to endeavor to ensure compliance with the GDPR and the U.K. GDPR may be onerous and expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty. Further, the recent enactment of the EU Digital Services Act (“DSA”), the EU Digital Markets Act (“DMA”) and the UK Online Safety Act (“OSA”) have created new obligations for and restrictions on certain types of organisations within the ad tech ecosystem, and the consequential changes to in-scope organisations’ business practices and the flow down of requirements to other ad tech players may have impacts for our business and the broader ecosystem in which we operate. For example, the DSA requires, amongst other things, that in-scope platforms provide users with clear, real-time information about the advertisements they see (including disclosing the identity of the advertiser and the main parameters used to determine why a particular ad is shown to a user). It also prohibits targeted advertising at minors or based on sensitive personal information. The UK has introduced an equivalent to the DSA, in the form of the OSA, pursuant to which in-scope services are required, amongst other things, to put in place proportionate systems and processes to prevent individuals from encountering fraudulent adverts. The DMA limits the EU GDPR legal bases that certain industry participants can rely on to process personal information of end-users for advertising purposes, and requires them to provide publishers and advertisers with advertising pricing information and tools and data to measure advertising performance.

There has also been increasing regulatory scrutiny in Europe over ‘consent or pay’ digital advertising models. For example, in April 2024, the European Data Protection Board published an opinion on the use of ‘consent or pay’ models by large online platforms (“LOPs”) for behavioral advertising, which questioned the lawfulness of such models under the EU GDPR and suggested that LOPs should also offer a free of charge alternative without behavioral advertising. In April 2025, the European Commission imposed a fine of € 200 million on an LOP under the DMA in respect of its use of such models.

In the United States, various states have adopted or are considering adopting data privacy and security laws and regulations. One example is the State of California’s passage of the CCPA, which went into effect on January 1, 2020, and was amended by the CPRA effective January 1, 2023, and which created new privacy rights for users residing in the state and established a regulatory agency dedicated to implementation and enforcement efforts. The CCPA defines personal information broadly and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain forms of targeted advertising and sharing and sales of personal information. The CCPA provides for civil penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of personal information. Similar laws have been passed in an increasing number of other states, including Virginia, Colorado, Utah and Connecticut (among various others), and have been proposed in other states and at the federal level, reflecting a trend toward a more stringent privacy regulatory framework in the U.S. Further, enforcement activity under applicable privacy and data security laws and regulations already in effect, particularly in California, and also by enforcement bodies such as the Securities and Exchange Commission’s (the “SEC”) Cyber and Emerging Technologies Unit (“CETU”), the creation of which was announced by the SEC on February 20, 2025, reflects an ongoing focus on online advertising activities, emerging technologies, and cyber-related misconduct and signals regulators’ willingness to pursue in-depth investigations and impose substantial penalties on entities allegedly operating in violation of the law. Thus, we expect that continuing to maintain compliance with varying legal requirements, including monitoring and adjusting to new regulations and interpretations that emerge through enforcement actions, will require significant time, resources, and expense, as will the effort to monitor whether additional changes to our business practices are needed, all of which may increase operating costs or limit our ability to operate or expand our business.

We also use AI technologies, including generative AI technologies, in our products and services. The development and use of AI present various privacy and data security risks that may impact our business. AI is subject to privacy and data security laws, as well as increasing AI-specific regulation and scrutiny. Several jurisdictions worldwide, including the EU and certain U.S. states, have proposed or enacted laws governing AI, and it is possible that new laws and regulations will be adopted in the U.S. and in non-U.S.

jurisdictions, or that existing laws and regulations may be interpreted, in ways that would affect the operation of our products and solutions and the way in which we use AI and similar technologies. For example, in Europe, on August 1, 2024, the European Union’s Artificial Intelligence Act (the “AI Act”) was entered into force. The AI Act regulates certain AI technologies and the data used to train, test and deploy them, and we expect other jurisdictions will adopt similar laws. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and these obligations may make it more difficult for us to conduct our business using AI, lead to litigation or regulatory fines or penalties, require us to change our business practices, require us to expend additional resources to adjust our offerings in certain jurisdictions, retrain our AI, or delete our models, or otherwise prevent or limit our use of AI. If we cannot use AI or if our use of AI is restricted, our business may be less efficient, and we may be at a competitive disadvantage. Further, there is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices, which could adversely affect our business.

There is also increased attention being given to the collection of data from minors, including as it relates to targeted advertising. For instance, COPPA requires certain types of companies and providers of online services to obtain parental consent before collecting personal information from children under the age of 13. The Federal Trade Commission (the “FTC”) recently finalized an update to COPPA, modifying requirements regarding the use of children’s data for targeted advertising, and several states have enacted laws that would substantially impact activities that involve showing targeted advertisements to individuals under 18 through a variety of new restrictions, or in some cases, prohibit it altogether. Further, children’s privacy has been a focus of recent enforcement activities and subjects our business to potential liability that could adversely affect our business, financial condition, or operating results. Enforcement of COPPA has increased in recent years and we have in the past and may in the future be contacted by regulators with respect to our use of children’s personal information. In addition, the EU GDPR and UK GDPR prohibit certain processing of the personal information of children under the age of thirteen to sixteen (depending on jurisdiction) without parental consent. The DSA, OSA and UK Age Appropriate Design Code also set out specific requirements for ensuring a high level of privacy, safety and security of minors online. The CCPA also requires certain types of companies and providers of online services to obtain the consent of children in California under the age of sixteen (or parental consent for children under the age of thirteen) before selling their personal information. Although we take reasonable efforts to comply with these laws, rules and regulations, we cannot guarantee that we have been or are currently in compliance, and we may in the future face claims under COPPA, the EU GDPR, the UK GDPR, the CCPA, or other laws relating to data privacy. These laws may also result in industry changes which negatively impact our business.

Compliance with the EU GDPR, UK GDPR, CCPA and other U.S. state legislation, COPPA, the FTC Act and other data protection regimes, such as Brazil’s LGPD and China’s DSL, PIPL and CSL, as well as with wider digital regulation, has required us and will continue to require us to devote significant operational resources and incur significant expenses. Our privacy compliance and oversight efforts will require significant time and attention from our management and board of directors. The effects of such laws and other similar foreign, federal, state or local laws, rules and regulations and other future changes in laws, rules or regulations relating to privacy, data protection and information security or wider digital regulation, particularly any new or modified laws, rules or regulations relating to privacy, data protection and information security or wider digital regulation that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant, may require us to modify our data processing practices and policies, and could increase the cost of providing our solutions, require changes to our operations or even prevent us from providing certain solutions in jurisdictions in which we currently operate and in which we may operate in the future, or incur potential liability in an effort to comply with such legislation. Other state legislatures are currently contemplating, and may pass, their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business, and many state legislatures have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. For example, laws in all 50 states require businesses to provide notice under certain circumstances to customers whose personal information has been disclosed as a result of a data breach.

Our solutions are subject to our privacy policy and our terms of service. While we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, rules regulations and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy and cybersecurity. If our public statements about our use, collection, disclosure and other processing of personal information, whether made through our privacy policies, information provided on our website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of our actual practices, we may be subject to potential government or legal investigation or action, including, for example, by the SEC’s CETU. We strive to comply with applicable industry standards and are also subject to privacy- and data security-related contractual and other obligations and commitments to users and third parties. We also strive to comply with all applicable laws, policies, legal obligations, and Provider platform terms. However, it is possible that we may fail to comply with such obligations or be alleged to have failed to do so. Moreover, these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, industry standards, policies, Provider platform terms or other contractual or legal obligations may be passed or become applicable to our business, or existing laws, industry standards, policies, Provider platform terms or other contractual or legal obligations may be interpreted in such a way that could prevent us from being able to offer services to citizens of a certain jurisdiction or may make it costlier or more difficult for us to do so.

Any failure or perceived failure by us to comply with laws, rules and regulations concerning privacy, information security, data protection, consumer protection, and protection of minors; our privacy policy and terms of service; or our other privacy- and data security-related obligations to users or other third parties, or any compromise of cybersecurity that results in the unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release, transfer or other processing of personal information or other user data, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, governmental enforcement actions, investigations or inquiries, litigation, substantial fines, reputational harm, public statements against us by consumer advocacy groups or others, or other adverse consequences, and could cause our customers to lose trust in us, which could adversely affect our business, financial condition, or results of operations. Additionally, if third parties we work with, such as users, developers, vendors, service providers, or other business partners violate applicable laws, rules or regulations or policies, such violations may also put our users’ information at risk and could in turn adversely affect our reputation, business, financial condition, and results of operations. Regulations related to AI may also impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on us. For example, the AI Act prohibits AI practices that pose “unacceptable” risks, including the use of AI to conduct certain profiling activities, and will in due course impose material requirements on both the providers and deployers of AI technologies in other risk categories. We cannot predict how the AI Act and other AI laws may develop, or how they will be applied or interpreted by regulators and courts, and they may result in our business practices, or the business practices of other operators in the ad tech ecosystem, changing in a manner which adversely affects our business, financial condition, and results of operations.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws in the United States and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, protection of minors, data protection, and privacy, AI, competition, taxation, intellectual property, money transmission, money laundering and countering the financing of terrorism, investment screening, export, import, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and which could adversely affect our business. As our solutions grow and evolve and our solutions are used in a greater number of countries, we may also become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

It is possible that a number of laws, rules and regulations may be adopted or construed to apply to us in the United States and elsewhere that could restrict the mobile app ecosystem, a significant source of revenue, including user privacy, advertising, communications, taxation, content suitability, intellectual property, including copyright, distribution, and antitrust. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of the mobile app ecosystem. Any costs incurred as a result of adapting to laws and regulations, or as a result of liability in connection therewith, could adversely affect our business, financial condition, and results of operations.

Increased tensions and adverse changes in the geopolitical relationship between the U.S. and China or changes in China’s economic and regulatory landscape and related regulation could harm our business, financial condition, and results of operations.

We maintain a regional office in Beijing, China, and engage in strategic partnerships with Chinese technology companies to support advertiser access to the Chinese digital advertising and mobile gaming markets. We also participate in industry events in the region and work with Chinese mobile game developers to support their international growth.

Our operations and business development efforts in China are subject to numerous risks associated with doing business in that country, including changes in the economic, political, or legal environment; trade restrictions; increased scrutiny of foreign companies; and restrictions on foreign ownership and internet-related services under the laws and regulations of China. Chinese regulations may restrict or prohibit certain aspects of our advertising, cloud-based, or mobile services. Any changes in these laws, or our failure to comply with them, could result in fines, penalties, suspension or loss of licenses, or limitations on our ability to operate or expand in China.

In addition, escalating tensions between the U.S. and China have resulted in increased tariffs, trade restrictions, and export control regulations. These and any future developments could adversely impact our partnerships, supply chains, or our ability to provide services in China. Political or regulatory responses, including retaliatory measures from the Chinese government, could further impact our ability to engage with customers or partners in China or impair the value of our relationships and investments in the region. Any of these risks could have a material adverse effect on our business, financial condition, and results of operations.

On January 2, 2025, the U.S. Department of the Treasury’s Outbound Investment Security Program (“Outbound Investment Rule”) became effective. This program establishes a regulatory framework governing certain outbound investments by U.S. persons in sectors deemed critical to national security, including semiconductors and microelectronics, quantum information technologies, and artificial intelligence. The program imposes transaction-specific prohibitions as well as notification requirements for certain investments involving entities located in, or with material operations in, China, Hong Kong, and Macau. On December 18, 2025, President Trump signed into law the National Defense Authorization Act for Fiscal Year 2026 (the “NDAA 2026”). The NDAA 2026 codifies the Outbound Investment Rule and requires the U.S. Department of the Treasury to issue new regulations regarding notifiable transactions. Among other changes, the NDAA 2026 expands the scope of covered sectors to include high-performance computing and supercomputing as well as hypersonic systems and adds Cuba, Iran, North Korea, Russia, and Venezuela to the list of countries of concern.

The Outbound Investment Rule applies to specified investments by U.S. persons in these sectors. Given the program’s infancy, anticipated new regulations, and the evolving interpretation and implementation, it is unclear how it, and any related current and future regulations, will be interpreted, amended, and implemented by the U.S. government. Some of our subsidiaries, which are organized and operate substantially in China, may engage in activities that fall within the scope of the Outbound Investment Rule and this may have a material adverse effect on our business, financial conditions, and results of operations. We are likely to face an increased regulatory burden when pursuing certain investments in China and other jurisdictions subject to the Outbound Investment Rule. This could negatively impact our existing and future investments within our Chinese subsidiaries and other jurisdictions. Moreover, the Outbound Investment Rule appears to extend to indirect investments by U.S. persons in entities that have ties to countries of concern, which may further limit our participation in transactions involving Chinese entities or other jurisdictions. Changes in the Outbound Investment Rule, our becoming subject to restrictions or prohibitions under the Outbound Investment Rule, or our failure to comply with it, could result in fines, penalties, or limitations on our ability to operate or expand in China and other jurisdictions.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We operate globally and are subject to the FCPA, the U.S. bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, UK Bribery Act, and similar anti-corruption, anti-bribery in the jurisdictions in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies, their employees, and third-party business partners, representatives, and agents from promising, authorizing, making or offering improper payments or other benefits, directly or indirectly, to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we continue to expand our business internationally, our risks under these laws increase.

We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, third-party business partners, representatives, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees, third-party business partners, representatives, and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-corruption or anti-bribery laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, suspension or disbarment from U.S. or non-U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement of profits, other sanctions and remedial measures, and prohibitions on the conduct of our business, any of which could adversely affect our reputation, business, financial condition, and results of operations.

We are subject to anti-money laundering and countering the financing of terrorism laws applicable in the jurisdictions in which we conduct business. We have international customers and partners and our transactions with them increase exposure to risk under anti-money laundering and countering the financing of terrorism laws. If we are found to be in violation of U.S. or non-U.S.

anti-money laundering or countering the financing of terrorism laws, it can result in significant penalties, including criminal penalties, and government investigations, as well as reputational harm and loss of business, any of which could adversely affect our reputation, business, financial condition, and results of operations.

We are subject to governmental export and import controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

Our solutions and operations may be subject to export and import controls, including the U.S. export controls, such as the Export Administration Regulations, and export controls of other jurisdictions. Exports, re-exports, or transfer of our solutions and the underlying technology may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report, as applicable.

In addition to the United States, various other countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement our solutions in those countries. Changes in our solutions or future changes in export and import regulations may create delays in the introduction of our solutions and the underlying technology in international markets, prevent our customer with global operations from deploying our solutions globally, or, in some cases, prevent the export or import of our solutions to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control that prohibit the shipment of most technologies or other transactions to, or otherwise involving, embargoed jurisdictions or sanctioned parties without the required export authorizations. Our activities may also be subject to economic sanctions of foreign jurisdictions, including those of the European Union and its member states, His Majesty’s Treasury of the United Kingdom, and other applicable sanctions authorities. These laws, regulations, and sanctions are rapidly evolving and may be in conflict across international jurisdictions, leading to uncertainty and difficulty in achieving full compliance. Our international operations and our transactions with international customers and partners increase our exposure to risk under economic sanction laws and regulations. Should we violate such existing or similar future economic sanctions laws or regulations, we may be subject to substantial monetary fines, criminal penalties, or suffer reputational damage and other penalties that could negatively impact our business. If we need to obtain any necessary export or other sanctions related license or other authorization for a particular sale or other transaction, the process may be time-consuming and may result in the delay or loss of opportunities to sell our solutions.

We cannot guarantee that our policies and procedures relating to export control and economic sanctions compliance will prevent violations in the future by us or our partners or agents. If we are found to be in violation of U.S. or non-U.S. export or import control laws, or economic sanctions or regulations or other similar regimes or other jurisdictions, including failure to obtain appropriate import, export, or re-export licenses or permits, it can result in significant penalties, including criminal penalties, and government investigations, as well as reputational harm and loss of business. Knowing and willful violations can result in possible incarcerations for responsible employees and managers.

In addition to the United States, various other countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement our solutions in those countries. Changes in our solutions or future changes in export and import regulations may create delays in the introduction of our solutions and the underlying technology in international markets, prevent our customer with global operations from deploying our solutions globally, or, in some cases, prevent the export or import of our solutions to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Our growth strategy includes further expanding our operations and customer base in international markets and acquiring companies that may operate in countries where we do not already do business. Such acquisitions may subject us to additional or expanded export regulations. Further, any change in export or import regulations or controls, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customer with global operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions in major international markets could adversely affect our business, financial condition, and results of operations.

Changes in tax laws or tax rulings could adversely affect our effective tax rates, business, financial condition, and results of operations.

We are subject to tax in the United States and in certain foreign jurisdictions in which we operate. The United States and many countries in Europe, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could significantly increase our tax obligations in many countries where we do business, or require us to change the manner in which we operate our business. For example, the OBBBA modifies existing U.S. tax laws, including by permitting the deduction of certain U.S. research and development expenditures and changing certain international tax provisions regarding the calculation and deductibility of certain foreign income. Any significant changes to our future effective tax rate could adversely affect our business, financial condition, and results of operations. The application and interpretation of these laws in different jurisdictions affect our operations in complex ways and are subject to change, and some changes may be retroactively applied. We are currently evaluating the provisions of the OBBBA and the potential impact on our consolidated financial statements, including cash taxes and its effective tax rate. Due to the complexity and timing of the enactment, the Company will continue to assess the impact of OBBBA, including any interpretive guidance that may be issued by the U.S. Department of the Treasury or the Internal Revenue Service. Based on the assessment in the third quarter of 2025, there was no material impact to our income tax expense or effective tax rate.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, manage, and use our intellectual property and the valuation of our intercompany transactions. The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Moreover, changes to our corporate structure and intercompany agreements, including through acquisitions, could impact our worldwide effective tax rate and adversely affect our business, financial condition, and results of operations.

In addition, we are subject to federal, state, and local taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for (benefit from) taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. Our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by challenges to our intercompany relationships and transfer pricing arrangements. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years. We believe we have adequate reserves to reflect such a contingency, but there can be no assurances in that regard.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and any such assessments could adversely affect our business, financial condition, and results of operations.

We do not collect sales and use, value added, and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable in certain jurisdictions. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable or that our presence in such jurisdictions is sufficient to require us to collect taxes, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, and interest or future requirements may adversely affect our financial condition and results of operations.

If we are found liable for content that is distributed through or advertising that is served through our solutions, our business could be adversely affected.

As a distributor of content, we may face potential liability for negligence, copyright, patent or trademark infringement, misappropriation or other violation, public performance royalties, or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act (the “DMCA”) is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to user content that includes materials that infringe copyrights or other rights. Other jurisdictions contain similar safe harbors, such as the DSA in the EU. We rely on the protections provided by the DMCA and similar safe harbors in conducting our business. Similarly, Section 230 of the Communications Decency Act (“Section 230”) protects online distribution platforms, such as ours, from actions taken under various laws that might otherwise impose liability on the platform provider for what content creators develop or the actions they take or inspire.

However, the DMCA, Section 230, and similar statutes and doctrines that we may rely on in the future are subject to uncertain judicial interpretation and regulatory and legislative amendments. Future regulatory or legislative changes may ultimately require us to take a more active approach towards content moderation, which could diminish the depth, breadth, and variety of content we offer and, in so doing, reduce our revenue. Moreover, the DMCA and Section 230 provide protections primarily in the United States. If the rules around these statutes and doctrines change, if international jurisdictions refuse to apply or continue to apply similar protections, or if a court were to disagree with our application of those rules to our business, we could incur liability and our business could be adversely affected. If we become liable for these types of claims as a result of the content that is included in our solutions, then our business may be adversely affected. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could adversely affect our business. Our insurance may not be adequate to cover these types of claims or any liability that may be imposed on us.

In addition, regardless of any legal protections that may limit our liability for the actions of third parties, we may incur significant legal expenses and other costs if copyright holders assert claims, or commence litigation, alleging copyright infringement, misappropriation or other violation against our third-party developers. While we prohibit mobile apps without distribution rights from the copyright holder, and we maintain processes and systems for the reporting and removal of infringing mobile apps, such prohibitions, processes, and systems may not always be successful. If other developers, licensees, platform providers, business partners, and personnel are influenced by the existence of types of claims or proceedings and are deterred from working with us as a consequence, our ability to maintain or expand our business, including through international expansion plans, could be adversely affected.

Legal or regulatory proceedings and settlements could cause us to incur additional expenses or otherwise adversely affect our business, financial condition, and results of operations.

We are involved in or may become involved in claims, suits, government or internal investigations, including formal and informal inquiries from government authorities and regulators, such as the SEC’s CETU, and proceedings arising in the ordinary course of our business, including actions with respect to regulatory compliance, intellectual property claims, securities claims, privacy, data protection, AI, or law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims, and other matters. We may become the subject of investigations, inquiries, data requests, requests for information, actions, and audits in the United States, Europe, and around the world, particularly in the areas of privacy, data protection, AI, law enforcement, consumer protection, and competition, as we continue to grow and expand our operations. In addition, we are currently, and may in the future be, subject to regulatory orders or consent decrees. For example, data protection, competition, and consumer protection authorities in the EU have initiated actions, investigations, or administrative orders seeking to restrict the ways in which we collect and use information, or impose sanctions, and other authorities may do the same.

Any such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcomes, such legal or regulatory proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel attention, negative publicity, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in substantial costs, civil and criminal liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products or services, or requiring a change in our business practices, products or technologies, which could adversely affect our reputation, business, financial condition, and results of operations.

Risks Related to Intellectual Property

Failure to obtain, maintain, protect, defend or enforce our proprietary and intellectual property rights could adversely affect our business, financial condition, and results of operations.

Our success is dependent, in part, upon obtaining, maintaining, protecting, defending and enforcing our intellectual property, proprietary information and technology. We regard our solutions and related source code as proprietary and rely on a variety of methods, including a combination of copyright, patent, trademark, and trade secret laws in the United States and certain other jurisdictions, and employee and third-party non-disclosure, confidentiality and invention assignment agreements, to protect our intellectual property and proprietary rights.

We view the protection of our trade secrets, copyrights, trademarks, service marks, trade dress, domain names, patents, and other intellectual property rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions and business practices. We also enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and disclosure and use of, our intellectual property and proprietary information. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets, and such agreements may be insufficient or breached, in either case potentially resulting in the unauthorized use or disclosure of our proprietary information, such as trade secrets, know-how and confidential information, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property, and we cannot be certain that we will have adequate remedies for any breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. Failure to obtain, maintain or protect proprietary information, such as trade secrets, know-how and other confidential information, could adversely impact our business. Furthermore, if we include portions of our proprietary information when using AI technologies, that information may enter the public domain and we may lose the ability to protect such proprietary information. The laws, contractual arrangements and business practices upon which we rely provide only limited protection and may not prevent the infringement, misappropriation or other violation of our intellectual property or proprietary rights or deter independent development of similar technologies by others.

We own or license, and, in certain cases, pursue the registration of, copyrights, trademarks, service marks, domain names, and patents in the United States and in certain jurisdictions outside the United States. This process can be expensive and time-consuming, may not always be successful depending on local laws or other circumstances, and we also may choose not to pursue registrations in every jurisdiction depending on the nature of the project to which the intellectual property rights pertain. Additionally, we may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in the U.S. or certain foreign jurisdictions because effective intellectual property protection may not be available in every jurisdiction in which we offer our products and services, and our intellectual property rights may not receive the same degree of protection in foreign jurisdictions as they would in the U.S. because of the differences in foreign patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights. Any of our intellectual property rights may be challenged or circumvented by others or potentially invalidated or held unenforceable through administrative process or litigation in the U.S. or in foreign jurisdictions.

We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret or other protection, and the approach we select may ultimately prove to be inadequate or in error. There can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar or equivalent to ours and compete with our business or that unauthorized parties will not attempt to copy aspects of our technology and use information that we consider proprietary. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. Furthermore, competitors or other third parties may independently discover our trade secrets, copy or reverse engineer our products or portions thereof, or develop similar technology. We may, over time, increase our investments in protecting our creative works and other intellectual property, but any additional investment in protecting our intellectual property through additional trademark, patent or other intellectual property filings could be expensive or time-consuming. An inventorship or ownership dispute also could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us. Additionally, errors in inventorship or ownership can sometimes also impact priority claims, and if we were to lose our ability to claim priority for certain patent filings, intervening art or other events may preclude us from issuing patents.

We cannot be certain that existing intellectual property laws will provide adequate protection for our solutions in connection with emerging technologies, including AI, the impact of which on intellectual property (including copyright) ownership and licensing rights has not been fully addressed by U.S. courts or by federal, state or international laws or regulations. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of intellectual property or proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, reputational harm and diversion of management and technical resources. If we fail to obtain, maintain, protect, defend and enhance our intellectual property rights, our business, financial condition, and results of operations could be adversely affected.

We use open source software in our solutions, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open source software in our solutions, and we expect to continue to incorporate open source software in our solutions in the future. Few of the licenses applicable to open source software have been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions.

Moreover, we cannot ensure that we have not incorporated additional open source software in our solutions in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third-party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software and required to comply with onerous conditions or restrictions on these solutions, which could disrupt the distribution and sale of these solutions. From time to time, there have been claims challenging the ownership rights in open source software against companies that incorporate it into their products. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of, or demanding the release of, what we believe to be open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. Litigation could be costly for us to defend, result in payment of damages, have a negative effect on our business, financial condition and results of operations, require us to enter into licenses on unfavorable terms or require us to devote additional research and development resources to change our solutions.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, indemnification, assurance of title or controls on the origin of the software or other contractual protections regarding infringement claims or the quality of the code, which they are not typically required to maintain and update, and they can change the license terms on which they offer the open source software. Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our solutions. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. In addition, many of the risks associated with the usage of open source software, such as the lack of warranties or assurances of title and the potential incorporation of AI-generated code, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Additionally, while we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license items are often ambiguous. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our solutions, we may be required to re-engineer such solutions, discontinue the sale of such solutions or take other remedial actions.

Our ability to acquire and maintain licenses to intellectual property may affect our revenue and profitability. These licenses may become more expensive and increase our costs.

While most of the intellectual property we use is created by us, we have also acquired rights to intellectual property and other proprietary rights that provide infrastructure services and other functionality services for our solutions. As necessary, we have also obtained rights to use intellectual property through licenses and service agreements with third parties.

Proprietary licenses typically limit our use of intellectual property to specific uses and for specific time periods. If we are unable to maintain these licenses or obtain additional licenses on reasonable economic terms or with significant commercial value, our revenue and profitability may be adversely impacted. These licenses may become more expensive and increase the advances, guarantees and royalties that we may pay to the licensor, which could significantly increase our costs and adversely affect our profitability. Further, if we fail to comply with any of our obligations under such agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed intellectual property rights against infringing third parties, if the licensed intellectual property rights are found to be infringing third-party rights, or if we are unable to enter into necessary licenses on acceptable terms.

We may be subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

From time to time, we have faced, and we may face in the future, allegations that we have infringed, misappropriated or otherwise violated the trademarks, copyrights, patents, and other intellectual property rights of third parties, including from our competitors, non-practicing entities and/or former employers of our personnel. In addition to suing us for intellectual property infringement, misappropriation or other violation, third parties may initiate proceedings to invalidate our intellectual property, either of which, if successful, could disrupt the conduct of our business, cause us to pay significant damage awards or require us to pay licensing fees. As we face increasing competition and increase our profile as a public company, and in connection with our growing use of AI technologies in connection with our business, the possibility of receiving a larger number of intellectual property claims against us grows. For example, the use of AI technologies in connection with our products and services, including based on the use of large datasets to train AI technologies or the use of outputs generated by AI technologies, may result in exposure to claims of copyright infringement or other intellectual property violation. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. In the event of any court judgment or settlement, we may be obligated to alter our solutions, in a particular geographic region or worldwide, pay substantial royalties or significant settlement costs, purchase licenses, or develop substitutes, work-arounds or redesigns.

In the event of a successful claim against us, we might be enjoined from using our licensed intellectual property, we might incur significant licensing fees and we might be forced to develop alternative technologies. Designing around such violated intellectual property may be expensive, time-consuming or infeasible. Our failure or inability to develop non-infringing technology or software or to license the infringed or similar technology or software on a timely basis could force us to withdraw products and services from the market or prevent us from introducing new products and services. In addition, we could be required to obtain a license from such third-party to continue commercializing or using such technologies, products and services but, even if we are able to license the infringed or similar technology or software, license fees could be substantial and the terms of these licenses could be burdensome or limited, any of which might adversely affect our operating results. Alternatively, we may not be able to obtain any required license on commercially reasonable terms or at all. We might also incur substantial expenses in defending against third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us might result in substantial monetary liabilities and might materially disrupt the conduct of our business. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could have a material adverse effect on our competitive position, business, financial condition and results of operations.

In certain of our agreements we also indemnify our licensees and other business partners. We may incur significant expenses defending these licensees or business partners if they are sued for intellectual property infringement, misappropriation or other violation based on allegations related to our technology. If a licensee or business partner were to lose a lawsuit and in turn seek indemnification from us, we also could be subject to significant monetary liabilities. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Financial and Accounting Matters

We have identified a material weakness in our internal control over financial reporting. If our remediation of such material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes- Oxley Act (“Section 404”). As a public company, we will be subject to significant requirements for enhanced financial reporting and internal controls. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure information required to be disclosed by us in our financial statements and in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Neither we nor our independent registered public accounting firm were required to, and therefore did not, perform an evaluation of our internal control over financial reporting as of or for any period included in our financial statements, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. However, we have identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified pertained to the lack of effectively designed, implemented, and maintained IT general controls over applications that support our financial reporting processes. Specifically, the material weakness related to a lack of formalized, designed, and implemented IT controls and associated segregation of duties, including a lack of sufficient IT resources and personnel to address the risks associated with the IT environment.

While management has made improvements to our control environment and IT processes to support our growing operations, the identified material weakness remains unremediated. We expect our remediation efforts to continue to take place in 2025 and 2026, and to include the following:

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designing, developing, and deploying an enhanced IT General Controls (“ITGC”) framework, including the implementation of a number of processes and tools to enable the effectiveness and consistent execution of these controls;
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continuing to implement ITGCs to manage logical access and program changes within our IT environment that support key business processes;
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continuing to implement processes and controls to better manage and monitor our segregation of duties, including enhancing the usage of technology and tools for segregation of duties within the Company’s systems, applications, and tools; and
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continuing to expand both our internal resources, and collaboration with third party controls advisors, with the appropriate level of expertise to implement, monitor, and maintain effectively designed and operating ITGCs.

The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. Until the remediation plan is implemented, tested and deemed effective, we cannot assure that our actions will adequately remediate the material weaknesses or that additional material weaknesses in our internal controls will not be identified in the future. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC could be adversely affected and could reduce the market’s confidence in our financial statements and harm our stock price. While we will work to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide an expected timeline in connection with any remediation plan. These remediation measures may be time consuming and costly and might place significant demands on our financial and operational resources.

Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. Any weaknesses or deficiencies or any failure to implement new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce the price of our common stock.

If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our results of operations could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported results of operations are impacted by the accounting standards promulgated by the SEC and accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. A change in accounting standards could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Accounting standards affecting revenue recognition have affected, and could further significantly affect, the way we account for revenue. Any future changes to accounting standards may cause our results of operations to fluctuate. For example, if the accounting standards for revenue derived from mobile advertising services were to change, our results of operations could be adversely affected.

Further, although we believe our estimates are reasonable based on available information, we may revise such estimates in the future in the event our business changes. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards could adversely affect our results of operations.

We rely on assumptions, estimates and unaudited financial information to calculate certain of our key metrics and other figures presented herein, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

Certain of the metrics and estimates presented herein are calculated using internal data that has not been independently verified, data from third-party partners, or unaudited financial information of companies that we have acquired or partnered with. While these metrics and figures are based on what we believe to be reasonable calculations for the period of measurement, there are inherent challenges in measuring these metrics and figures across our worldwide customer base and user base. In addition, our metrics and estimates will differ from similar metrics and estimates published by third parties due to differences in methodology. The methodologies used to measure these metrics require significant judgment and are also susceptible to algorithm or other technical errors. In addition, we are continually seeking to improve our estimates of our data required to calculate these metrics and such estimates may change due to improvements or changes in our methodology. We regularly review our processes for calculating these metrics, and from time to time we may discover material inaccuracies in our metrics or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics.

Our ability to calculate our historical metrics is impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. Any loss of access to data signals we use in our process for calculating our metrics, whether as a result of our own product decisions, actions by third-party browser or mobile platforms, regulatory or legislative requirements, limitations while our personnel work remotely, or other factors, also may impact the stability or accuracy of our reported metrics. Our estimates of metrics may also change as our methodologies evolve, including through the application of new data signals or technologies, product changes, or other improvements in our user surveys, algorithms, or other machine learning that may improve our ability to match accounts within and across our products or otherwise evaluate the broad population of our users. We may also discover unexpected errors in the data that we are using that resulted from technical or other errors. If we determine that any of our metrics or figures are not accurate, we may be required to revise or cease reporting such metrics or figures. We generally do not intend to update previously disclosed metrics for any such inaccuracies or adjustments that are within certain error margins.

If we determine that any of our metrics or figures are not accurate, we may be required to revise or cease reporting such metrics or figures. Any real or perceived inaccuracies in our metrics and other figures could harm our reputation and adversely affect our business.

Conversion of key internal systems and processes, particularly our enterprise resource planning system, and problems with the design, implementation, or operation of these systems and processes could interfere with, and therefore adversely affect, our business and operations.

We converted certain key internal business systems and processes, including our enterprise resource planning system to a cloud-based system. We have invested, and will continue to invest, significant capital and human resources in the design, implementation, and operation of these business systems and processes. Any problems in the functioning of these systems or processes, particularly any that impact our operations, could adversely affect our ability to process payments, record and transfer information in a timely and accurate manner, recognize revenue, file SEC reports in a timely manner, or otherwise run our business and could adversely affect our business, financial condition, and results of operations.

We may be required to record a significant charge to earnings if our goodwill becomes impaired.

We are required under GAAP to review our goodwill for impairment at least annually or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances, indicating a requirement to reevaluate whether our goodwill continues to be recoverable, include a significant decline in the market price of our common stock and our market capitalization, slower growth rates in our industry, or other materially adverse events. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined. As of September 30, 2025, the Company had a significant cushion when comparing the fair value of equity to the carrying value.

Exposure to foreign currency exchange rate fluctuations could negatively impact our operating results.

While the majority of the transactions through our software are denominated in U.S. dollars, we have underlying economic exposure in the geographies that we operate. Given our anticipated international growth, we expect the exposure to foreign currencies to continue to grow in the future. Our international revenues and profits could be negatively impacted by the strength of the U.S. dollar relative to the international mix of our business and related foreign currencies.

Adverse developments affecting the financial services industry, such as actual events or perceived concerns involving liquidity, defaults or non-performance by financial institutions could adversely affect our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or the financial services industry generally, or concerns or rumors about any such events, have in the past and may in the future lead to market-wide liquidity problems. Our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, or customers, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. Any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by parties with whom we conduct business, which in turn, could have an adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a party with whom we conduct business may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy. Any bankruptcy or insolvency, or the failure to make payments when due, of any counterparty of ours, or the loss of any significant relationships, could result in losses to us and may adversely impact our business.

Risks Related to this Offering and Ownership of our Common Stock

Blackstone controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering and the application of net proceeds therefrom, Blackstone will beneficially own or control approximately      % of the voting power of our shares eligible to vote in the election of our directors (or      % if the underwriters exercise in full their option to purchase additional shares of common stock). Moreover, our Principal Stockholders, including Blackstone, will have the right to designate individuals to our board in accordance with the stockholders agreements we intend to enter into in connection with this offering. See “Certain Relationships and Related Person Transactions—Stockholders Agreements.” Even when Blackstone ceases to own shares of our stock representing a majority of the total voting power, if Blackstone continues to own a significant percentage of our stock, it will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, Blackstone will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers. In particular, if Blackstone continues to own a significant percentage of our stock, Blackstone may be able to prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Our amended and restated certificate of incorporation will not limit the ability of our Principal Stockholders to compete with us, and they may have investments in businesses whose interests conflict with ours.

Our Principal Stockholders and their respective affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Principal Stockholders and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that we will renounce any interest or expectancy that we would otherwise have in, and the right to be offered to participate in, any business opportunity that from time to time may be presented to our Principal Stockholders, subject to limited exceptions, or any of their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both their director and officer capacities) or their affiliates. See “Description of Capital Stock—Conflicts of Interest.” Our Principal Stockholders, and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Principal Stockholders may have an interest in our pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our stockholders.

We are a holding company with no operations of our own and we are accordingly dependent upon distributions from our subsidiaries to pay taxes and pay dividends.

We are a holding company and our operations are conducted entirely through our subsidiaries. Our ability to generate cash to pay applicable taxes at assumed tax rates and pay cash dividends we declare, if any, is dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of our subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Although after the completion of this offering we will not be considered to be a “controlled company” within the meaning of the rules of Nasdaq, we may in the future become a “controlled company” due to the concentration of voting power by Blackstone. If we were a “controlled company,” we would qualify for exemptions from certain corporate governance requirements. If we were to rely on such exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to such requirements.

Prior to this offering, Blackstone beneficially owned or controlled a majority of the voting power of shares eligible to vote in the election of our directors. After the completion of this offering, Blackstone will be party to a stockholders agreement as described in “Certain Relationships and Related Person Transactions—Stockholders Agreements” and will beneficially own or control approximately      % of the voting power of our shares eligible to vote in the election of our directors (or      % if the underwriters exercise in full their option to purchase additional shares of common stock). To the extent that Blackstone beneficially owns or controls majority of the voting power of shares eligible to vote in the election of our directors, we will be a “controlled company” within the meaning of Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

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are not required to have a board of directors that is composed of a majority of “independent directors,” as defined under Nasdaq rules;
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are not required to have a compensation committee that is composed entirely of independent directors; and
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are not required to have director nominations be made, or recommended to the full board of directors, by a majority of its independent directors or by a nominations committee that is composed entirely of independent directors.

If we were to become a “controlled company” and rely on such “controlled company” exemptions from these corporate governance requirements in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

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the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to adjustment for inflation);
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the last day of the fiscal year following the fifth anniversary of this offering;
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the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
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the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. As a result, our financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our per share trading price may be materially adversely affected and more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management’s attention from our business.

As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules implemented by the SEC and Nasdaq, and compliance with these requirements will place significant demands on our legal, accounting, and finance staff and on our financial and information systems. In addition, we might not be successful in implementing these requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

We are currently in the process of updating our control processes and automating certain of our procedures and systems in anticipation of becoming a public company, but our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 that we will eventually be required to meet. Because we currently do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls incremental to the material weakness in our internal control over financial reporting that we previously identified. See “—Risks Relating to Financial and Accounting Matters—We have identified a material weakness in our internal control over financial reporting. If our remediation of such material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

In connection with updating our control processes and the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report (once required). Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal incremental deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

There has been no prior market for our common stock and an active trading market for our common stock may never develop or be sustained, which may cause shares of our common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. The initial public offering price per share of common stock will be determined by agreement among us, the selling stockholders and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on Nasdaq or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The market price of our common stock may decline below the initial public offering price.

The market price of shares of our common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock, regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

Stock markets and the price of our common stock may experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on your investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends following this offering. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our Senior Secured Credit Facilities and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our common stock unless you sell your shares of our common stock for a price greater than that which you paid for it.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by the pre-IPO owners. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have      shares of common stock authorized but unissued (after giving effect to the      -for-1 forward stock split). Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Additionally, we have reserved an aggregate of 24,200,000 shares of common stock for issuance under our Omnibus Incentive Plan. For additional information concerning the awards under our Omnibus Incentive Plan that we intend to grant in connection with this offering or that will be outstanding at the time of this offering, see “Summary—The Offering.” There are also 4,900,000 shares of common stock reserved for issuance under our ESPP. Any common stock that we issue, including under our Omnibus Incentive Plan, our ESPP, other equity incentive plans that we may adopt in the future or in satisfaction of the post-conversion earnout share liability, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

We may issue preferred stock whose terms could materially adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

If we or our existing investors sell additional shares of our common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our common stock could decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of      shares of our common stock outstanding. All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act. See “Shares Eligible for Future Sale.”

The remaining outstanding      shares of common stock held by our pre-IPO owners and management after this offering will be subject to certain restrictions on resale. We, our officers, directors, certain pre-IPO owners and holders of approximately 96% of our outstanding capital stock immediately prior to this offering, including our Principal Stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 180 days following the date of this prospectus. Any two representatives, on behalf of the underwriters, may, in their sole discretion, release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Principal Stockholders will continue to be considered affiliates following the expiration of the lock-up period based on their expected share ownership and their board nomination rights. Certain of our other stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 180-day lock-up period, the holders of these shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities

Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our equity compensation plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of common stock. As the lock-up period or other restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities or to use our common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

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would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which terms may include super voting rights, special approval rights, special or preferential rights to dividends or distributions upon a liquidation, dissolution or winding up, conversion rights, redemption rights, or other rights, powers, or preferences prior or superior to the rights of the holders of common stock;
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prohibit stockholder action by consent in lieu of a meeting at any time when Blackstone ceases to be entitled to designate a Designated Director (as defined herein) unless such action is recommended by all directors then in office;
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provide for certain limitations on convening special stockholder meetings; and
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establish advance notice requirements for nominations for elections to our board of directors or for proposing other items of business that can be acted upon by stockholders at annual or special meetings.

We have elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which is Delaware’s anti-takeover statute that, subject to certain exceptions and approvals, restricts “business combinations,” including specified mergers, asset sales, stock sales and other transactions, between a corporation and its subsidiaries, on the one hand, and any interested stockholder (generally defined to mean a person who, together with such person’s affiliates and associates, owns 15% or more of the outstanding voting stock of the corporation), on the other, for a three-year period following the time the person became an interested stockholder. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless the transaction fits within an enumerated exception, such as board approval of the business combination or the transaction that resulted in a person becoming an interested stockholder prior to the time such person became an interested stockholder. Our amended and restated certificate of incorporation provides that our Principal Stockholders and their affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Business Combinations.” These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware or the federal district courts of the United States of America, as applicable, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers, or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the company to the company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Our amended and restated certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with the Company or the Company’s directors, officers, other stockholders, or employees or result in increased costs for a stockholder to bring a claim, particularly if they do not reside in or near Delaware, each of which may discourage lawsuits against us or our directors, officers, other stockholders, or employees. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and board of directors.

Our common stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

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actual or anticipated fluctuations in our financial condition or results of operations;
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failure of securities analysts to initiate or maintain coverage of our company, variance in our financial performance from expectations of securities analysts or our failure to meet these estimates or the expectations of investor;
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changes in the pricing of licenses to our products;
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changes in our projected operating and financial results;
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anticipated or actual changes in laws or regulations applicable to our platform and products;
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announcements by us or our competitors of significant business developments, acquisitions, or new products;
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significant security incidents, including cyber-attacks, data or security breaches, disruptions to or other incidents involving our software, data or systems;
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our involvement in threatened or actual litigation or governmental investigations;
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future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;
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changes in our board of directors, senior management or key personnel;
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the issuance of new or changed securities analysts’ reports or recommendations;
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the trading volume of our common stock;
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changes in the anticipated future size and growth rate of our market;
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short sales, hedging and other derivative transactions involving our common stock;

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changes in our capital structure, such as future issuances of debt or equity securities; and
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economic and market conditions in general, or in our industry in particular.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may also negatively impact the market price of our common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention and harm our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition, our ability to operate our business, react to changes in the economy or our industry, pay our debts and could divert our cash flow from operations for debt payments.

We have a substantial amount of debt, which requires significant interest and principal payments. As of September 30, 2025 we had $1,855 million in total indebtedness outstanding. After the offering, we expect to have $ million in total indebtedness outstanding. See “Description of Certain Indebtedness.” Subject to the limits contained in the Credit Agreement (as defined herein) that governs the Senior Secured Credit Facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisition, or for other purposes. See “Description of Certain Indebtedness.” If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

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it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt;
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our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired;
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requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;
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we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;
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our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt and the restrictive covenants in the Credit Agreement that governs the Senior Secured Credit Facilities;
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our ability to borrow additional funds or to refinance debt may be limited; and
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it may cause potential or existing customers to not contract with us due to concerns over our ability to meet our financial obligations.

We are a holding company, and our consolidated assets are owned by, and our business is conducted through, our subsidiaries. Revenue from these subsidiaries is our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, our ability to meet our debt service obligations or otherwise fund our operations may be impaired. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors, all of which are beyond our control, including the availability of financing in the international banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. For the nine months ended September 30, 2025, our cash flows dedicated for debt service requirements totaled $104.6 million, which includes principal payments of $7.6 million and interest payments of $97.0 million, exclusive of one-time impact of the refinancing transaction associated with the 2025 Amendment, which in total is reflected in our condensed consolidated statements of cash flow. For the nine months ended September 30, 2025, our net cash provided by operating activities was $118.6 million, which includes interest paid. As such, our cash flows from operating activities, before giving effect to the payment of interest, was $215.6 million. For the nine months ended September 30, 2025, approximately 48.5% of our net cash provided by operating activities, before giving effect to the payment of interest, was dedicated to debt service, both principal and interest. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Further, any refinancing or restructuring of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. Moreover, in the event of a default, the holders of our indebtedness could elect to declare such indebtedness be due and payable and/or elect to exercise other rights, such as the lenders under the New Revolving Credit Facility terminating their commitments thereunder and ceasing to make further loans or the lenders under our Senior Secured Credit Facilities instituting foreclosure proceedings against their collateral, any of which could materially adversely affect our results of operations and financial condition.

Furthermore, we amended the Credit Agreement governing our Senior Secured Credit Facilities in order to transition our dollar-denominated Senior Secured Credit Facilities to the use of the Secured Overnight Financing Rate (“SOFR”) as a replacement for LIBOR. The composition and characteristics of SOFR are not the same as those of LIBOR. As a result, SOFR or any alternative reference rate may not perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility, or global or regional economic, financial, political, regulatory, judicial, or other events. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, and its use continues to steadily grow, at this time it is not possible to predict the effect of any such changes, any establishment of alternative reference rates, or other reforms to LIBOR that may be enacted in the United States, United Kingdom, or elsewhere. With limited operating history, it remains unknown whether SOFR will continue to evolve and what the effects of its implementation may be on the markets for financial instruments. Disruption in the financial market could have a material adverse effect on our business, financial condition, and results of operations.

Our debt agreements impose significant operating and financial restrictions on our subsidiaries, which could prevent us from capitalizing on business opportunities.

The Credit Agreement that governs the Senior Secured Credit Facilities impose significant operating and financial restrictions on our subsidiaries. These restrictions limit the ability of our subsidiaries to, among other things:

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incur additional indebtedness and make guarantees;
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create liens on assets;
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enter into sale and leaseback transactions;
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engage in mergers or consolidations;
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sell assets;
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make fundamental changes;
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pay dividends and distributions or repurchase our capital stock;
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make investments, loans and advances, including acquisitions;
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engage in certain transactions with affiliates;
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make changes in the nature of their business; and
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make prepayments of junior debt.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our other indebtedness or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to affect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements could restrict us from effecting any of these alternatives.

Despite our current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future, and we may do so to, among other things, fund acquisitions as part of our growth strategy. Although the Credit Agreement that governs the Senior Secured Credit Facilities contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in compliance with these restrictions. Any such additional indebtedness would increase our leverage, requiring us to devote more of our cash flow from operations to the payment of principal and interest on such indebtedness and increasing our vulnerability to general economic and industry conditions. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. Our Senior Secured Credit Facilities include uncommitted incremental facilities that will allow us the option to increase the amount available under such facilities. See “Description of Certain Indebtedness.” Availability of such incremental facilities will be subject to satisfaction of applicable conditions and the receipt of commitments by existing or additional financial institutions.

Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations, our financial performance, and our industry. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources, and other financial and operating information. We may, in some cases, use words such as “anticipate,” “assume,” “believe” “contemplate,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “intend,” “may,” “plan,” “potentially,” “predict,” “project,” “seek,” “should,” “will,” or “would,” or similar words or phrases that convey uncertainty of future events or outcomes, to identify forward-looking statements in this prospectus. Factors that may cause actual results to differ from expected results include those described in “Risk Factors” and elsewhere in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. There are a number of factors, many of which are beyond our control, that could cause actual results to differ materially from the results anticipated by these forward-looking statements. For a more detailed discussion of these and other factors, see the information under the section “Risk Factors” herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those expressed or implied in these forward-looking statements.

The forward-looking statements included in this prospectus speak only as of the date of this prospectus or as of the date they are made, as applicable. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. Except as otherwise required by law, we disclaim any intent or obligation to update any “forward-looking statement” made in this prospectus to reflect changed assumptions, the occurrence of unanticipated events, or changes to future operating results over time.

Market and Industry Data

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, including the Altman Solon Report, SensorTower, eMarketer, 42matters and Glassdoor, and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

In preparing the Altman Solon Report, a November 2025 study that we commissioned, Altman Solon US, LP (“Altman Solon”) has made assumptions regarding, among other things, (i) the continued engagement of mobile users with mobile devices and applications, (ii) the ongoing participation and investment of advertisers within the in-app ecosystem, (iii) the sustainability and scalability of third-party ad technology business models, (iv) the persistence of performance-driven advertising and user-acquisition strategies, and (v) the potential evolution and integration of artificial-intelligence-driven applications and conversational interfaces (including AI chatbots) into the broader app ecosystem. These assumptions reflect Altman Solon’s judgment as of the date of its analysis; however, they are inherently uncertain and subject to factors beyond Altman Solon’s control.

Certain internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate, internal surveys, and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

In addition, assumptions and estimates of our and our industry’s future performance are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

Trademarks, Service Marks, Trade Names and Copyrights

We own or have the right to use the trademarks, service marks, trade names and copyrights used in connection with our business. All trademarks, service marks, trade names and copyrights referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights.

Use of Proceeds

We estimate that the proceeds to us from this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and before estimated offering expenses, will be approximately $     million. A $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease, as applicable, the proceeds to us from this offering by approximately $     million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the expected number of shares to be sold by us in the offering, assuming no change in the initial offering price per share and after deducting the estimated underwriting discounts and commissions, would increase or decrease, as applicable, the proceeds to us from this offering by approximately $     million.

We intend to use the proceeds (net of underwriting discounts and commissions) to us from the issuance of shares in this offering to repay outstanding indebtedness under our New Term Loan Facility totaling approximately $     million and the remainder for general corporate purposes and to bear all of the expenses of this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $     million.

The New Term Loan Facility matures on September 8, 2032. Borrowings under the New Term Loan Facility bear interest, at our option, either (i) Term SOFR for the relevant interest period (subject to a floor of 0.50% per annum), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as last quoted by the Wall Street Journal as the “Prime Rate” in the United States, (b) the federal funds effective rate plus 0.50% and (c) Term SOFR for an interest period of one month plus 1.00% (subject to a floor of 1.50% per annum), plus an applicable margin. See “Description of Certain Indebtedness.” The proceeds from the New Term Loan Facility were used by us to provide for an incremental borrowing of an aggregate principal amount of $283.0 million in order to fund a distribution to stockholders.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders pursuant to any exercise by the underwriters of their option to purchase an additional      shares of common stock from the selling stockholders (which we estimate will be approximately $     million if the underwriters exercise in full their option to purchase additional shares of common stock from the selling stockholders).

Dividend Policy

We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2025:

•
on an actual basis;
•
on a pro forma basis, giving effect to the Reclassification, the Conversion and the      -for-1 forward stock split of our common stock; and
•
on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale by us of shares of common stock in this offering at an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus) and the application of the proceeds therefrom as described in “Use of Proceeds.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	September 30, 2025
(in thousands, except per share amounts)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$103,517	$	$
Long-term debt (including the current portion thereof and net of unamortized debt issuance costs)	$1,818,679	$	$
Series A redeemable convertible preferred stock (par value $0.0001 per share, 1,000,000 shares authorized and 425,000 shares issued and outstanding on an actual basis, no shares authorized, issued, and outstanding on a pro forma basis and pro forma as adjusted basis)(2)	$414,607	$	$
Common stock, Class A ($0.0001 par value – 120,000,000 shares authorized; 86,016,945 shares issued and outstanding on an actual basis; 0 shares authorized, 0 issued and outstanding on a pro forma basis and pro forma as adjusted basis)	$9	$	$
Common stock, Class B ($0.0001 par value – 60,000,000 shares authorized; 8,509,713 issued and outstanding on an actual basis; 0 shares authorized, 0 issued and outstanding on a pro forma basis and pro forma as adjusted basis)	$—	$	$
Common stock ($0.0001 par value – no shares issued, 0 authorized and outstanding on an actual basis; 7,000,000,000 shares authorized, issued and outstanding on a pro forma basis, issued and outstanding on a pro forma as adjusted basis)(2)	$—	$	$
Additional paid-in capital(3)	$1,504	$	$
Accumulated other comprehensive income	$509	$	$
Accumulated deficit(3)	$(958,468)	$	$
Total stockholders’ deficit	$(956,446)	$	$
Total capitalization	$1,276,840	$	$

(1)
To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $     per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of as adjusted cash, total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of as adjusted cash, total stockholders’ equity and total capitalization by approximately $     million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold by us in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and each of as adjusted cash, total stockholders’ equity and total capitalization by approximately $     million.
(2)
On June 30, 2025, General Atlantic acquired an approximate 14.5% minority stake, on a fully diluted basis, in the Company in the form of 425,000 shares of Series A Redeemable Convertible Preferred Stock, par value $0.0001 per share (the “Series A Redeemable Convertible Preferred Stock”), for a total cash consideration of $425.0 million. This investment was affected legally through a secondary purchase of (a) 17,452,528 shares of outstanding common equity from existing stockholders and (b) 1,358,877 vested options and stock appreciation rights granted in respect of common equity from employees of the Company. The Series A Redeemable Convertible Preferred Stock is convertible – either at the option of the holder or mandatorily upon an IPO – into Class A Shares at the applicable conversion rate, initially 43.4594 shares per preferred share, subject to adjustment for stock splits, dividends, recapitalizations, pricing of this offering below the conversion price, and the payment of certain earnout obligations under a December 18, 2020 merger agreement (the “earnout adjustment”). The share and per share information in the preceding sentences of this Note (2) do not give effect to the      -for-1 forward split of our common stock, which will

occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. In the event the Company makes a payment in respect of its existing earn-out obligations subsequent to conversion, the Company will deliver an incremental number of shares of Class A Shares to those shareholders who held the Series A Redeemable Convertible Preferred Stock at the time they were converted into Class A Shares prior to such earnout obligation payment, subject to certain transfer rules and limitations, equal to the number of shares of Class A Shares such former holders of Series A Redeemable Convertible Preferred Stock would have incrementally been entitled to upon conversion of such shares of Series A Redeemable Convertible Preferred Stock, had such earn-out payment been made by the Company prior to the conversion of such shares of Series A Redeemable Convertible Preferred Stock. The Series A Redeemable Convertible Preferred Stock will, by its terms, automatically convert into common stock after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. Immediately following the Conversion and the      -for-1 forward split of our common stock, General Atlantic will hold      shares of our common stock. If the earn-out obligation is earned in full and our stock is valued at that time at $     , which is the midpoint of the price range set forth on the cover page of this prospectus, we would have to issue      shares of common stock in satisfaction of our obligation to such former holders of Series A Redeemable Convertible Preferred Stock (giving effect to the      -for-1 forward split of our common stock). See Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. For additional information, see the section titled “Certain Relationships and Related Person Transactions–General Atlantic Investment.”
(3)
Upon the completion of the offering, the Company will recognize stock-based compensation expenses related to certain share-based awards with performance conditions. See Note 8 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Dilution

Information in this Dilution section reflects a      -for-1 forward split of our common stock to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the as adjusted net tangible book value per share attributable to our existing owners.

Our pro forma net tangible book deficit as of September 30, 2025 was approximately $     million, or $     per share of common stock. Pro forma net tangible book value (deficit) represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value (deficit) per share of common stock represents pro forma net tangible book value (deficit) divided by the number of shares of common stock outstanding.

After giving effect to this offering and the application of the proceeds therefrom as described in “Use of Proceeds,” our pro forma net tangible book deficit as of September 30, 2025, would have been $     million, or $     per share of common stock. This represents an immediate decrease in net tangible book deficit of $     per share of common stock to our existing owners and an immediate dilution in net tangible book deficit of $     per share of common stock to investors in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial public offering price per share of common stock		$
Pro forma net tangible book deficit per share of common stock as of September 30, 2025	$—
Decrease in as adjusted net tangible book deficit per share of common stock attributable to investors in this offering	$—
Pro forma net tangible book deficit per share of common stock after the offering		$
Dilution in pro forma net tangible book deficit per share of common stock to investors in this offering		$

The following table summarizes the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share paid by existing owners and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing owners paid. The table below reflects an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of
	Number	Percent	Amount	Percent	Common Stock
(In thousands)
Pre-IPO owners(1)		%	$	%	$
Investors in this offering		%	$	%	$
Total		%	$	%	$

(1) The total consideration paid by our pre-IPO owners has not been adjusted for returns on such consideration arising from distributions

Each $1.00 increase in the assumed offering price of $     per share would increase total consideration paid by investors in this offering by $     million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

If the underwriters were to exercise in full their option to purchase      additional shares of our common stock from the selling stockholders, the percentage of shares of our common stock held by our pre-IPO owners would be      % and the percentage of shares of our common stock held by new investors in this offering would be      %.

The dilution information above is for illustrative purposes only. Our net tangible book deficit following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our results of operations and financial condition in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references in this section to “Liftoff,” “we,” “our,” “us,” and the “Company” refer to Liftoff Mobile, Inc. and its consolidated subsidiaries.

Overview

Liftoff is a mission-critical growth monetization engine for the app economy. Our AI-powered platform is designed to serve all verticals in the app ecosystem and is fully integrated to drive differentiated advertising performance for our customers across the app economy. We deliver profitable users for app advertisers and help to maximize advertising revenue for apps that monetize with ads. For each of the twelve months ending December 31, 2023 and 2024 and September 30, 2025, 643, 728 and 871 Demand Side Customers, respectively, used our platform to acquire new users, and 107,023, 126,509 and 142,441 apps, respectively, have integrated our SDK to monetize their media inventory. Through these SDK integrations, in the fourth quarter of 2025, our platform connects to roughly 1.4 billion daily active users worldwide. We are built to grow as our customers grow: our models are continually improving, which enables us to deliver better performance for our customers, expanding our market opportunity and strengthening our role in the app economy.

The app ecosystem is massive — SensorTower estimates that during 2024 over five billion global mobile users spent an average of approximately three hours daily on apps. In this expanding market, app developers have two primary needs to grow their businesses. The first is user acquisition, which is acquiring engaged and high intent users with a lot of choices to drive growth; the other is user monetization, as in-app advertising is usually a core revenue driver for many apps. These needs are driving an expanding opportunity, with in-app ad spend projected to grow from $332 billion in 2025 to nearly $617 billion by 2030, according to the Altman Solon Report. Within this market, the Altman Solon Report estimates our serviceable addressable market for mobile, global in-app independent ad tech platforms to be approximately $79 billion in 2025, with an estimated growth trajectory of 11% CAGR through 2030, driven by strong growth across the app economy, particularly in verticals outside of gaming.

From the beginning, we designed our platform to serve all verticals in the app economy, enabling us to diversify our customer base and expand our market opportunity. We have developed broad vertical expertise spanning social media, finance, entertainment, and gaming, among other verticals, allowing us to address our customers’ unique goals and resulting in differentiated end-market diversification in our industry. For the nine months ended September 30, 2025, slightly more than half of our advertiser revenue came from verticals outside gaming. As the mobile app landscape evolves and new and high-growth verticals emerge, we expect to be well-positioned to capture the opportunities that follow.

We benefit from the rare combination of a leading DSP and SSP, which are unified to deliver differentiated advertising performance for our customers. Our DSP provides mobile advertiser customers with cutting-edge predictive capabilities designed to drive profitable user acquisition. Our SSP provides broad reach and direct access to users through an established and widely-distributed ad auction supply footprint that integrates directly into apps to drive ad monetization. Our unified platform combines our DSP and SSP so that each side is more effective than either would be alone. Managing demand and supply in a single, unified platform reduces friction between systems and increases data visibility. This leads to increased advertising performance and auction win rates relative to what a typical standalone DSP or SSP can achieve. This results in higher advertising performance for our customers, which enables additional users for advertisers and revenue generation for app publishers.

Cortex, our internally developed neural network-powered AI prediction model, is the foundation of our business. During the fourth quarter of 2023 through early 2025, we transformed our business by adopting Cortex (which uses the same type of underlying technology as today’s leading large language models) to replace our legacy linear regression-based prediction models. Our Core Advertising revenue is primarily generated through Cortex, while our Other revenue is generated from legacy linear models and advertising platforms that are no longer live as well as from other non-advertising offerings. Cortex unlocked a cycle of continuous improvement for our business by significantly improving our testing velocity and expanding our data-processing capacity. After rolling out Cortex, we are running 4x more tests, enabling us to iterate and deploy model enhancements at a faster rate, accelerating its self-learning capabilities. In addition, as of the fourth quarter of 2025, Cortex processes roughly 21x more data than our previous models, allowing it to refine predictions with greater precision and adaptability. The enhanced power and speed of Cortex has been instrumental in the evolution of both our DSP and our SSP. Powered by Cortex, our DSP now excels at optimizing bid strategy for advertisers across both our own SSP and all other major sources of ad supply. At the same time, our SSP now distinguishes itself in auction execution and real-time optimization of ad inventory yield for publishers. These capabilities drive a meaningful increase in results for our customers.

We believe our technology platform, cross-vertical expertise, and business model create a powerful virtuous flywheel: as our customers grow, so do we. The combination of our unified DSP and SSP platform, proprietary Cortex neural network technology, and differentiated operating model enabling configurable modules, which we call Adapters, deliver differentiated performance for our customers, measured through ROAS and similar profitability-focused metrics. We have seen that, when our DSP meets or exceeds targets, customers often increase spend. Increased spend attracts more developers to use our SSP to monetize their inventory and users, growing our datasets. Ever-growing datasets improve our Cortex neural network technology, enhancing advertiser performance in a continuous cycle. This flywheel is further amplified by our Adapters: we believe that, by combining our models with Adapters, we boost customer performance, which enables us to capture a broader market and achieve compounding revenue growth. In addition, our non-gaming exposure drives a rich data set to build on — we utilize approximately $140 billion in annualized in-app transaction data as of September 30, 2025. This flywheel drives synchronous growth with our ability to unlock incremental platform performance through customers: our LTM Core Advertising Net Dollar Retention of 124% for the period ending September 30, 2025 — up from 121% for the period ending September 30, 2024 — underscores the strength of our business model and durability of our growth. We consider ourselves well-positioned to grow with the app economy, fueling and benefiting from an expanding app market as our solutions drive higher advertiser spend.

Our financial model is characterized by diversified and durable revenue, compounding revenue growth powered by our alignment with our customers’ success, and strong platform economics. Core Advertising revenue includes revenue from our current advertising platforms, which are predominantly powered by Cortex-backed demand solutions. Core Advertising represents the foundation of our business moving forward, reflecting our strategic focus on Cortex-enabled solutions and anticipated long-term growth within performance advertising. In 2024, we phased out certain Other offerings and began transitioning customers to Cortex, which resulted in an increase to our Core Advertising revenue with an offsetting impact to Other revenue.

We believe Core Advertising revenue, and its historical growth, is important as it aligns with the rollout of Cortex in 2023 and is more representative of our growth potential versus total revenue in historical periods.

In 2023, Core Advertising revenue represented approximately 79% of our total revenue and increased to approximately 93% of our total revenue in 2024. For the nine months ended September 30, 2025, Core Advertising revenue represented over 99% of our total revenue. We expect Core Advertising revenue as a percentage of our total revenue to remain the primary contributor to our total revenue as customers increasingly opt into our Cortex-backed demand solutions.

We have sequentially grown Core Advertising revenue quarter-over-quarter at an average of 9% over the trailing eight quarters ending September 30, 2025, further demonstrating the success that our core technology platform has had in driving consistent growth in the business. For the years ended December 31, 2023 and 2024 and the nine months ended September 30, 2025, our net loss was $84.7 million, $48.2 million and $25.6 million, respectively. Over the trailing eight quarters ending September 30, 2025, our net loss margin has improved from (38)% to (3)% as our model has become increasingly efficient, and we have delivered significant operating leverage with Adjusted EBITDA Margins expanding from 43% to 56%. For the nine months ended September 30, 2025, we generated year-over-year Core Advertising revenue growth of 43%, net loss margin of (5)% and Adjusted EBITDA Margin of 54%. We enhance our financial profile with a capital-light architecture that is expected to drive cash flow generation. For the nine months ended September 30, 2025, capitalized internal-use software costs (excluding capitalized stock-based compensation expense) were 7% of total revenue.

For the nine months ended September 30, 2025 and 2024, we generated:

•
Revenue of $491.6 million and $377.1 million, respectively, representing year-over-year growth of 30%;
•
Core Advertising revenue of $488.5 million and $342.3 million, respectively, representing year-over-year growth of 43%;
•
Net loss of $25.6 million and $7.4 million, respectively, representing a year-over-year increase of $18.2 million, with a net loss margin of (5)% and (2)%, respectively;
•
Adjusted EBITDA of $263.3 million and $176.2 million, respectively, representing Adjusted EBITDA Margins of 54% and 47%, respectively, and year-over-year growth of 49%;

For the years ended December 31, 2024 and 2023, we generated:

•
Revenue of $519.3 million and $473.6 million, respectively, representing year-over-year growth of 10%;
•
Core Advertising revenue of $483.4 million and $372.5 million, representing year-over-year growth of 30%;

•
Net loss of $48.2 million and $84.7 million, respectively, representing a year-over-year decrease of $36.5 million, with a net loss margin of (9)% and (18)%, respectively; and
•
Adjusted EBITDA of $256.1 million and $223.0 million, respectively, representing Adjusted EBITDA Margins of 49% and 47%, respectively, and year-over-year growth of 15%.

See the section titled “—Non-GAAP Financial Information” for a description of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net loss and net loss margin, the most directly comparable financial measures calculated in accordance with GAAP.

Our History

Since our founding in 2011, we have focused on providing mobile app developers with the tools to grow their businesses and acquire users profitably. Liftoff was formed through the 2021 merger between two predecessor companies, legacy Liftoff and Vungle. Both were early movers in the industry and built distinct capabilities as a result. Legacy Liftoff contributed a DSP with sophisticated and cutting-edge technology designed to drive user acquisition for customers through its leading predictive underwriting capabilities. Vungle brought an SSP that provided direct access and broad reach to end users through an established and widely-distributed SDK supply footprint. The integration of the Liftoff DSP and Vungle SSP has created a vertically-integrated, unified platform — a potent combination that drives customer results. This unified platform combines DSP and SSP capabilities in a way that makes each side more effective than either would be alone. The DSP capabilities provide accurate predictions, focusing user acquisition on the most profitable impressions. The SSP enhances the power of the DSP by providing direct access to the user through in-app publisher integrations, all while avoiding intermediary costs which would degrade performance. The net result is increased results for our customers — additional profitable users for advertisers, and revenue generation for publishers. The scaled combination also drives real-time data symmetry, which results in higher win rates and lower latency.

Since 2011, we’ve undertaken a number of strategic transformations that have unlocked meaningful growth. Liftoff today is a result of over a decade of innovation and deep focus on customer outcomes:

2011:	Vungle is founded.
2012:	Liftoff is founded.
2015:	Vungle Exchange (SSP) launches.
2019:	• Blackstone acquires Vungle. • Vungle SSP real-time bidding adoption implemented with significant customers onboarded. • Liftoff releases its initial ROAS optimization model.
2020:	• Jeremy Bondy is appointed CEO of Vungle. • Vungle completes the acquisition of AlgoLift. • Liftoff introduces non-personalized bidding and Vungle Exchange onboards the Liftoff DSP.
2021:
•
Vungle completes the acquisitions of GameRefinery, TreSensa, and JetFuel.
•
Blackstone acquires a majority stake in Liftoff and combines it with Vungle, creating one of the largest independent mobile advertising technology platforms.

2022:	• New management team appointed, with Jeremy Bondy as Chief Executive Officer of the combined business. • The company rebrands under the unified Liftoff brand.
2023:	Rollout of Cortex, a next-generation neural network-powered optimization engine, with expansion beginning in non-gaming verticals, marking the beginning of our current growth trajectory.
2024:	Cortex expanded to SSP to optimize bidding dynamics and publisher yield.
2025:	Expands Cortex to gaming verticals; General Atlantic makes a minority investment.

Our Business Model

We generate revenue under a transaction-based model, where we optimize the purchase of mobile media inventory on behalf of advertisers. In each ad transaction that flows through our technology platform, we retain a portion of media spend as revenue, with the remainder passed to supply partners.

Mobile app advertisers use our platform to achieve key performance objectives such as return on ad spend (ROAS) or similar profitability-focused metrics. Advertisers set campaign objectives, and we optimize spend across our own SSP and third-party supply to maximize performance against those objectives. When we help customers meet or exceed targets, they typically sustain and increase spend, which in turn expands transaction volume on our platform. Additionally, publishers integrate our SDK to efficiently monetize their ad inventory, expanding the supply that fuels advertiser demand and spend on our platform.

While revenue from any specific customer can vary within and across periods based on their user acquisition strategies and the performance of their apps, our alignment with customer outcomes—combined with a large, diverse customer base—supports stable, compounding Core Advertising revenue growth. This durability is reflected in our customer retention metrics: for the last twelve month period ended September 30, 2025, our LTM Core Advertising Net Dollar Retention was 124%, up from 121% for the twelve months ended September 30, 2024. For the annual periods ended December 31, 2024 and 2023, our LTM Core Advertising Net Dollar Retention was 122% and 118%, respectively. While LTM Core Advertising Net Dollar Retention is a supplemental reference metric that we believe provides insight into trends in customer spending behavior and the durability of Core Advertising revenue over time, it is not a metric that management uses to manage the business or make operating decisions.

Our Go-to-Market Model

Our diverse technology platform offers multiple, complementary entry points for app developers to participate as advertisers, publishers, or both. When customers see strong performance from one of our products, this often leads customers to expand into adjacent solutions within our platform, creating a natural land-and-expand dynamic that compounds with limited incremental overhead. As performance improves, advertisers typically increase spend and more publishers integrate our SDK, expanding supply and reinforcing a positive feedback loop. From there, we typically begin engagements with an initial deployment designed to align on objectives and performance metrics. As results are achieved and goals are met and exceeded, customers often expand their engagement—naturally through improved outcomes and, when relevant, through the deployment of Adapters that extend our core platform capabilities to address common obstacles in user acquisition.

This technology-led motion is supported by our integrated operating model, which connects GTM, product, and operations teams around shared performance objectives. When scaled opportunities are identified that our core platform cannot yet fully capture, we extend our capabilities through configurable, reusable modules known as Adapters. These modules extend the capabilities of Cortex to address specialized customer or vertical needs, recognizing that different industries have distinct advertising goals and challenges. For example, a finance company may optimize for a first deposit event, while a social media advertiser may focus on re-engaging lapsed users. Adapters are designed to be reusable and scalable across multiple use cases, helping address common obstacles in user acquisition. They translate our core technology into vertical-specific applications, enabling additional budget allocation as objectives are met. We develop new Adapters selectively, when we identify repeatable customer challenges or emerging market opportunities, allowing us to apply prior learnings efficiently and at scale.

By combining a broad product portfolio, differentiated performance, and a differentiated operating model that positions us well to solve our customer verticals’ toughest idiosyncratic problems, we grow alongside our customers through a model that is efficient, data-driven, and scalable.

Key Operating and Financial Metrics

We monitor the following key metrics to help us evaluate the health of our business, identify trends affecting our growth, formulate goals and objectives and make strategic decisions. We believe these non-GAAP and operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP. See “—Non-GAAP Financial Information” for additional information on non-GAAP financial measures and a reconciliation to the most comparable GAAP measures.

	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Year ended December 31, 2024	Year ended December 31, 2023
Key Operating Metrics
Core Advertising revenue (in thousands)	$488,509	$342,257	$483,416	$372,515
Customers contributing more than $100,000 of Core Advertising revenue	362	306	316	287

(in thousands, except percentages)	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Year ended December 31, 2024	Year ended December 31, 2023
Key Non-GAAP Metrics
Adjusted EBITDA	$263,296	$176,191	$256,092	$222,958
Adjusted EBITDA Margin	54%	47%	49%	47%

Core Advertising Revenue

Core Advertising revenue represents the vast majority of our total revenue and is derived from our current advertising platforms, which are predominantly powered by Cortex-backed demand solutions. Core Advertising represents the foundation of our business moving forward, reflecting our strategic focus on Cortex-enabled solutions and anticipated long-term growth within performance advertising.

We believe Core Advertising revenue, and its historical growth, is an important metric as it aligns with the rollout of Cortex in 2023 and is more representative of our growth potential versus total revenue in historical periods.

In 2023, Core Advertising revenue represented approximately 79% of our total revenue and increased to approximately 93% of our total revenue in 2024. For the nine months ended September 30, 2025, Core Advertising revenue represented over 99% of our total revenue. We expect Core Advertising revenue as a percentage of our total revenue to remain the primary contributor to our total revenue as customers increasingly opt into our Cortex-backed demand solutions.

Customers Contributing More Than $100,000 of Core Advertising Revenue

We believe the growth in the number of customers contributing more than $100,000 of Core Advertising revenue is an important indicator of the health of our business highlighting our ability to meaningfully scale new customers and retain our existing customers by delivering strong performance. We monitor this as a measure of large-customer engagement and our ability to expand within accounts over time. These customers generate the vast majority of our Core Advertising revenue and associated growth. We expect to increase the revenue from customers who spend more than $100,000 on Core Advertising revenue over time.

We calculate this metric for a period by counting the number of unique customers whose Core Advertising revenue with us exceeded $100,000 on a trailing twelve-month basis as of each period end. The following chart presents the evolution of the number of these customers since the first quarter of 2024.

From the end of the first quarter of 2024 through the third quarter of 2025, the number of customers contributing more than $100,000 of Core Advertising revenue increased from 285 to 362, reflecting steady quarter-over-quarter growth. These increases are driven by our ability to attract and scale new customers while retaining our existing customers as our platform delivers strong advertising performance. For each period presented above, customers contributing more than $100,000 of Core Advertising revenue accounted for 98% of Core Advertising revenue.

This metric may fluctuate for several reasons, including the timing and effectiveness of new product launches and features, seasonality in advertising budgets and campaign activity, consolidation or churn within our customer base, and broader macroeconomic conditions that influence marketing spend. We expect this measure to continue to rise in the near term as we expand usage among existing customers and win additional large accounts.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the nine months ended September 30, 2025 increased $87.1 million, or 49%, to $263.3 million (54% Adjusted EBITDA Margin), compared to $176.2 million (47% Adjusted EBITDA Margin) for the nine months ended September 30, 2024. The increase was primarily driven by a $114.5 million increase in revenue, partially offset by $27.4 million of higher expenses. The expense increase was attributable to $16.1 million of infrastructure costs and bidding fees associated with increased volume through our platform.

Adjusted EBITDA for the year ended December 31, 2024 increased $33.1 million, or 15%, to $256.1 million (49% Adjusted EBITDA Margin), compared to $223.0 million (47% Adjusted EBITDA Margin) for the year ended December 31, 2023. The increase was primarily driven by a $45.7 million increase in Revenue, partially offset by $12.6 million of higher expenses. The expense increase was attributable to $13.3 million of higher infrastructure costs and bidding fees associated with increased volume through our platform, partially offset by $0.7 million of operational efficiencies.

Key Factors Affecting Our Performance

We believe that the growth and financial performance of our business depend on many factors, including the key factors described below.

Retention and Expansion of our Existing Customers

Our future success is dependent on our ability to retain our existing customers and to expand their relationship across our platform. The performance of Liftoff-enabled campaigns, measured by ROAS or similar advertising performance metrics, wins incremental spend from customers when ROAS targets are met. Successful user acquisition expands our training data and consequently improves the performance of our Cortex models. As our models improve, our customers’ advertising outcomes improve accordingly. This increased performance drives measurable growth and therefore synchronously drives additional spend from our customers. As we continue to improve outcomes and launch new products, we believe there is significant opportunity to grow revenue from existing customers. A recent independent third-party survey conducted by Altman Solon as reflected in the Altman Solon Report, shows this elasticity in practice with 87% of advertisers indicating willingness to increase budgets at the lowest performance threshold surveyed (10% KPI over expected performance) increasing to 100% as performance increases (30% KPI over expected performance). Our growth has been durable and synchronous with our customers: our LTM Core Advertising Net Dollar Retention of 124% for the period ending September 30, 2025 underscores the strength of our business model and durability of our growth.

Our customer retention further reinforces the durability of our platform and relationships: for the last twelve month period ended September 30, 2025, our LTM Top 100 Advertiser Logo Retention is 99%, and our LTM Top 100 Publisher Logo Retention is 100%. See the section titled “About This Prospectus” for how LTM Top 100 Advertiser Logo Retention and LTM Top 100 Publisher Logo Retention are calculated. As of the twelve months ending September 30, 2025, the number of customers contributing over $100,000 of LTM Core Advertising revenue was 362. As of the twelve months ending December 31, 2024 and December 31, 2023, the number of customers contributing over $100,000 of Core Advertising revenue was 316 and 287, respectively.

Acquisition of New Customers

Our future success relies in part on our ability to acquire new customers. We believe that there is a substantial opportunity to grow our customer base because we have, what we believe to be, the best-in-class mobile growth enablement solutions that will be increasingly in demand as mobile growth continues to be a critical part of nearly every enterprises’ strategy. We believe our early and scaled leadership in non-gaming verticals positions us well to capture secular trends as more digital budgets shift toward performance-based advertising and as new app categories emerge. Additionally, we believe we are well-positioned to expand our presence in regions where mobile adoption is rapidly accelerating. This is evidenced by our presence in approximately 60 countries, with over 64% of our revenue coming from outside of the Americas for the year to date ended September 30, 2025. Our global direct sales force is organized by regional teams covering all major markets, which enables us to tailor our GTM efforts to regional trends. We plan to continue investing in our sales and marketing efforts, which may impact our margins and profitability in the near-term as we invest for future growth.

Continued Investment in Technology Innovation

Our ability to deliver effective performance-based mobile advertising solutions depends heavily on our continued investment in AI infrastructure, data science, and bidding optimization. The recent migration from our legacy tech stack to Cortex, which integrates neural networks and machine learning to enhance campaign targeting, pricing, and conversion outcomes, illustrates our focus on innovation as a competitive differentiator. With this migration our performance will automatically increase over time as our models self-learn and improve on top of that as we make additional advancements. Innovation remains critical as it fuels our growth with strong performance for our advertiser customers and enables us to address evolving advertiser objectives, privacy frameworks, and competitive dynamics across the mobile ecosystem.

Accordingly, since we transitioned from our legacy linear regression models to Cortex from the fourth quarter of 2023 through early 2025 we substantially completed the migration of our legacy advertising technology platforms to Cortex, our next-generation technology stack. Cortex leverages advanced machine learning and AI capabilities to enhance campaign recommendations and optimize ad bidding performance. The migration did not result in changes to customer-facing interfaces or performance obligations.

Talent Acquisition and Operational Scaling

Our team is a key enabler of our platform and growth. As we scale Cortex and expand our customer relationships, we expect to continue hiring across engineering, data science, GTM, and operations. Additionally, we anticipate increased general and administrative expenses as we prepare to operate as a public company. We may also pursue team or company acquisitions to accelerate development in strategic product areas or enter new markets.

Seasonality

We believe our solutions are critical to our customers’ operations and are often treated as a core, performance-driven investment. Given our broad exposure to the app economy, we are not overexposed to any significant intra-year seasonal trends.

Macroeconomic Conditions

Broader economic conditions—including changes in interest rates, inflation, global ad spend, or app store policies—can influence advertiser behavior and publisher monetization. In particular, uncertainty around economic growth, digital marketing budgets, and user acquisition costs may lead to shifts in campaign strategy or volume. Geopolitical factors, regulatory changes (e.g., privacy or data attribution rules), or platform-level shifts from mobile operating systems can also impact advertiser performance and engagement. These factors may affect our growth, pricing power, or margins. Additionally, tensions between the United States and China, including tariffs and regulatory actions, may increase market uncertainty and negatively impact advertiser demand and business performance.

Impact of One Big Beautiful Bill Act

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position, results of operations, and cash flows. For example, the OBBBA was enacted in July 2025. The Company is currently evaluating the provisions of the OBBBA and their potential impact on its consolidated financial statements, including cash taxes and its effective tax rate. Due to the complexity and timing of the enactment, the Company will continue to assess the impact of the OBBBA, including any interpretive guidance that may be issued by the U.S. Department of the Treasury or the Internal Revenue Service. Based on the assessment in the third quarter of 2025, there was no material impact to our income tax expense or effective tax rate.

Public Company Costs

Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance, disclosure controls and internal controls practices that are currently inapplicable to us as a private company. These additional rules and regulations will increase our legal, regulatory, financial and insurance compliance costs and will make some activities more time-consuming and costly.

General Atlantic Investment

On June 30, 2025, General Atlantic acquired an approximate 14.5% minority stake, on a fully diluted basis, in the Company in the form of 425,000 shares of Series A Redeemable Convertible Preferred Stock, par value $0.0001 per share (the “Series A Redeemable Convertible Preferred Stock”), for a total cash consideration of $425.0 million. This investment was affected legally through a secondary purchase of (a) 17,452,528 shares of outstanding common equity from existing stockholders and (b) 1,358,877 vested options and stock appreciation rights granted in respect of common equity (the “SARs”) from employees of the Company. Of the 17,452,528 shares of common equity repurchased from existing stockholders, 16,149,607 were shares of class A common stock, par value $0.0001 (the “Class A Shares”) held by Blackstone while the remaining 1,302,921 shares were shares of class B common stock, par value $0.0001 (the “Class B Shares”) held by other stockholders ((a) and (b) together, the “2025 Equity Transactions”). The acquired common shares of 17,452,528 were exchanged for 401,626 shares of Series A Redeemable Convertible Preferred Stock while a total of 23,374 shares of Series A Redeemable Convertible Preferred Stock were issued against the repurchase of 1,358,877 vested options and SARs. The shares of repurchased common stock were retired. The Series A Redeemable Convertible Preferred Stock is convertible – either at the option of the holder or mandatorily upon an IPO – into Class A Shares at the applicable conversion rate, initially 43.4594 shares per preferred share, subject to adjustment for stock splits, dividends, recapitalizations, pricing of this offering below the conversion price, and the payment of the earnout adjustment. The share and per share information in the preceding sentences of this paragraph do not give effect to the      -for-1 forward split of our common stock, which will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. In the event the Company makes a payment in respect of its existing earn-out obligations subsequent to conversion, the Company will deliver an incremental number of shares of Class A Shares to those shareholders who held the Series A Redeemable Convertible Preferred Stock at the time they were converted into Class A Shares prior to such earnout obligation payment, subject to certain transfer rules and limitations, equal to the number of shares of Class A Shares such former holders of Series A Redeemable Convertible Preferred Stock would have incrementally been entitled to upon conversion of such shares of Series A Redeemable Convertible Preferred Stock, had such earn-out payment been made by the Company prior to the conversion of such shares of Series A Redeemable Convertible Preferred Stock. The Series A Redeemable Convertible Preferred Stock will, by its terms, automatically convert into common stock after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. Immediately following the Conversion and the      -for-1 forward split of our common stock, General Atlantic will hold      shares of our common stock. If the earn-out obligation is earned in full and our stock is valued at that time at $     , which is the midpoint of the price range set forth on the cover page of this prospectus, we would have to issue      shares of common stock in satisfaction of our obligation to such former holders of Series A Redeemable Convertible Preferred Stock (giving effect to the      -for-1 forward split of our common stock). See Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. For additional information see the section titled “Certain Relationships and Related Person Transactions—General Atlantic Investment.”

Components of Our Results of Operations

We operate in one operating and reportable segment.

Revenue

We generate revenue by facilitating advertisers’ purchase of digital advertising inventory through our platform. Our platform provides bidding and matching solutions that enable the placement of advertisers’ advertisements into publisher-owned inventory.

We recognize revenue at a point in time when the agreed-upon actions have been completed or the advertisement has been successfully displayed to a user. The amount of revenue recognized is based on the number of completions of agreed upon actions, such as user installations and impressions, or advertisements displayed and the contractually agreed price per advertising unit with customers, net of any consideration payable to publishers or third parties providing access to publisher inventory. Because we do not control the advertising inventory and are not primarily responsible for fulfillment, we act as an agent in these transactions and therefore report revenue on a net basis.

Cost of revenue, excluding depreciation and amortization

Cost of revenue, excluding depreciation and amortization, consists primarily of expenses incurred to deliver our advertising solutions to customers. These costs include server and data center hosting expenses and personnel-related expenses such as salaries, bonuses, employee benefits, stock-based compensation for members of our operations teams who support campaign delivery and platform functionality, and allocated facilities and information technology costs.

We expect our cost of revenue, excluding depreciation and amortization, to increase in absolute dollars over the long term as our business and revenue continue to grow.

General and administrative

General and administrative expenses consist primarily of costs incurred to support our business operations, including personnel-related expenses such as salaries, bonuses, employee benefits, and stock-based compensation for employees engaged in these activities. General and administrative expenses also include costs associated with third-party professional services such as consulting, legal, accounting fees, general employee-related expenses such as company travel, and allocated facilities and information technology costs.

We plan to continue to invest in our general and administrative function to support the growth of our business. Additionally, we expect to incur certain non-recurring professional fees and other expenses as part of our transition to becoming a publicly traded company, which we generally expect to be recorded as general and administrative expenses. Following the completion of this offering, we expect to continue to incur additional expenses as a result of operating as a public company, including costs to comply with rules and regulations applicable to companies listed on a U.S. securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, investor relations and professional services. As a result, we expect general and administrative expenses to increase in absolute dollars.

Research and development

Research and development expenses consist primarily of costs incurred to design, develop, and enhance our platform, including personnel-related expenses such as salaries, bonuses, employee benefits, and stock-based compensation for employees engaged in these activities. Research and development expenses also include costs associated with software (inclusive of machine learning enhancements), information technology infrastructure related to the ongoing development and maintenance of internal-use software, third-party consulting services, and allocated facilities and information technology costs.

We expect to continue to invest in research and development to develop our technology platform to drive incremental value and growth. As a result, we expect research and development expenses to increase in absolute dollars.

Sales and marketing

Sales and marketing expenses consist primarily of personnel-related expenses such as salaries, commissions, bonuses, employee benefits, and stock-based compensation for employees engaged in sales, marketing, and relationship management functions. Sales and marketing expenses also include costs associated with marketing programs, such as online advertising, branding campaigns, customer events, other promotional activities aimed at acquiring and retaining advertisers and publishers, and allocated facilities and information technology costs.

We expect sales and marketing expenses to increase in absolute dollars but decline as a percentage of revenue in future periods. Sales and marketing expenses as a percentage of revenue may fluctuate from period to period due to changes in investment timing, customer acquisition dynamics, and revenue seasonality inherent in the digital advertising industry.

Depreciation and amortization

We depreciate and amortize property and equipment, including capitalized internal-use software, computer equipment, leasehold improvements, furniture and fixtures, developed technology, trademarks, and other definite-lived intangible assets.

Depreciation and amortization expense may fluctuate over time depending on the timing and volume of capital expenditures, the capitalization of internally developed software, and changes in our acquired intangible asset base due to business combinations or impairment assessments. Additionally, we periodically review our long-lived assets for indicators of impairment and may record accelerated amortization or write-downs when warranted.

Impairment of intangible assets and capitalized internal-use software

We conduct impairment testing for intangible assets at the asset group level by comparing the carrying value of the asset to its estimated undiscounted future cash flows. If the carrying value exceeds these cash flows, an impairment charge is recognized for the excess of the carrying value over fair value. Impairment of capitalized internal-use software is typically triggered when projects are abandoned, materially altered in scope, or no longer expected to yield economic benefits.

In the years ended December 31, 2023 and December 31, 2024, impairment charges were related to capitalized internal-use software that is no longer expected to be deployed or maintained as part of our product roadmap. These charges also included adjustments to intangible assets associated with prior acquisitions where certain acquired technologies or customer relationships no longer aligned with our strategic direction or performance expectations.

Interest expense, net

Interest expense, net consists primarily of expenses associated with our outstanding debt, including accretion of debt discount, and changes in fair value of interest rate swaps accounted for as a cash flow hedge related to the stream of variable interest payments associated with a portion of our outstanding debt.

Contingent consideration revaluation

Contingent consideration revaluation reflects changes in the fair value of an earn-out liability associated with a prior business combination. This liability is measured at fair value each reporting period and may fluctuate due to changes in assumptions such as forecasted financial performance, timing of liquidity events, volatility, discount rates, and other market-based inputs. The contingent consideration is payable once our majority stockholder disposes of all of their common shares or once they reach a targeted return on invested capital.

The revaluation is a non-cash expense that does not impact our operating results or cash flows, but it can introduce volatility to our net income or loss in future periods. We expect periodic remeasurements to continue until the related contingent consideration obligation is settled.

Loss on debt extinguishment

In connection with the 2025 Amendment, the Company recognized a loss on extinguishments of debt of approximately $5.3 million, which consisted of a write-off of $4.9 million of unamortized issuance costs and a $0.4 million of fees paid to lenders and third parties. Lender fees and third-party fees amounting to $23.0 million were capitalized and $6.8 million were expensed.

Other expense, net

Other expenses, net consists primarily of foreign currency exchange gains and losses relating to transactions denominated in currencies other than the U.S. dollar.

Income tax expense

The Company is subject to income taxes in the United States and various foreign jurisdictions in which it does business. Additionally, certain foreign earnings may also be taxable in the United States. Accordingly, our effective tax rate will vary depending on the jurisdictional mix of income or loss before income taxes, changes in tax laws, and future changes in our assessment of the ability to realize our deferred tax assets.

Realization of our deferred tax assets is dependent primarily on the generation of future taxable income. In considering the need for a valuation allowance, we consider all available evidence to estimate if sufficient taxable income will be generated in the future to utilize the existing deferred tax assets by jurisdiction. This consideration includes a variety of factors such as historical and projected future taxable income and prudent and feasible tax planning strategies.

The Company is currently evaluating the provisions of the OBBBA and their potential impact on its consolidated financial statements, including cash taxes and its effective tax rate. Based on the assessment in the third quarter of 2025, there was no material impact to our income tax expense or effective tax rate. Due to the complexity and timing of the enactment, the Company will continue to assess the impact of the OBBBA, including any interpretive guidance that may be issued by the U.S. Department of the Treasury or the Internal Revenue Service.

Comparison of Our Results of Operations

Comparison of the Nine Months ended September 30, 2025 and the Nine Months ended September 30, 2024

The following table sets forth, for the periods indicated, selected condensed consolidated statements of operations data and the period-over-period change expressed in a dollar amount and as a percentage. Historical results are not necessarily indicative of the results expected for any future period.

	Nine Months Ended
(in thousands, except percentages)	September 30, 2025	September 30, 2024	$ change	% change
Revenue	$491,585	$377,067	$114,518	30%
Cost and operating expenses:
Cost of revenue, excluding depreciation and amortization	74,442	67,196	7,246	11%
General and administrative	116,037	56,983	59,054	104%
Research and development	84,605	60,967	23,638	39%
Sales and marketing	47,514	44,129	3,385	8%
Depreciation and amortization	76,189	81,700	(5,511)	(7)%
Impairment of intangible assets and capitalized internal- use software	—	487	(487)	(100)%
Total costs and operation expenses	398,787	311,462	87,325	28%
Income from operations	92,798	65,605	27,193	41%
Other expenses:
Interest expense, net	(91,150)	(70,312)	(20,838)	30%
Contingent consideration revaluation	(18,300)	(5,900)	(12,400)	210%
Loss on debt extinguishment	(5,264)	—	(5,264)	100%
Other expense, net	(2,201)	(139)	(2,062)	1483%
Loss before income taxes	(24,117)	(10,746)	(13,371)	124%
Income tax (expense) benefit	(1,528)	3,346	(4,874)	(146)%
Net loss	$(25,645)	$(7,400)	$(18,245)	247%

The following table sets forth the components of our condensed consolidated statements of operations for the periods presented as a percentage of revenue:

	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Revenue	100%	100%
Cost and operating expenses:
Cost of revenue, excluding depreciation and amortization	15%	18%
General and administrative	24%	15%
Research and development	17%	16%
Sales and marketing	10%	12%
Depreciation and amortization	15%	22%
Impairment of intangible assets and capitalized internal-use software	0%	0%
Total costs and operation expenses	81%	83%
Income from operations	19%	17%
Other expenses:
Interest expense, net	(19)%	(19)%
Contingent consideration revaluation	(4)%	(2)%
Loss on debt extinguishment	(1)%	0%
Other expense, net	0%	0%
Loss before income taxes	(5)%	(3)%
Income tax (expense) benefit	(0)%	1%
Net loss	(5)%	(2)%

Revenue

Revenue for the nine months ended September 30, 2025 increased $114.5 million, or 30%, to $491.6 million, compared to $377.1 million for the nine months ended September 30, 2024. The increase was primarily driven by $146.3 million, or 43%, of growth from our Core Advertising platform due to improved performance delivered by Cortex, which was partially offset by $31.7 million from compression within our Other revenue. Within the Core Advertising platform, 55% of the growth was driven by revenue expansion from existing customers and 45% of the growth was driven by new customers acquired within the last twelve months. Customers increase spending with us as a result of performance improvements through continual product evolution, which results in increased revenue on our Core Advertising platform. For the nine months ended September 30, 2024, Core Advertising revenue represented approximately 91% of our total revenue and increased to approximately 99% of our total revenue for the nine months ended September 30, 2025.

The compression within our Other revenue was driven by the transition away from legacy products as the Company focused resources on development of Cortex. This transition reflects our strategic focus on Cortex as the neural network technology that drives our Core Advertising platform.

Cost of revenue, excluding depreciation and amortization

Cost of revenue, excluding depreciation and amortization for the nine months ended September 30, 2025 increased $7.2 million, or 11%, to $74.4 million, compared to $67.2 million for the nine months ended September 30, 2024. The increase was in support of strong revenue growth with a $8.4 million increase in infrastructure and bidding fees associated with increased volume through our platform. This increase was partially offset by a $1.2 million decrease resulting from operational efficiencies.

General and administrative

General and administrative expenses for the nine months ended September 30, 2025, increased by $59.1 million, or 104% to $116.0 million, compared to $57.0 million for the nine months ended September 30, 2024. The increase was primarily driven by $39.5 million in fees, services, and stock-based compensation expense related to the General Atlantic investment, $11.0 million in fees and services related to the debt refinancing in the third quarter, and $7.6 million in non-recurring third-party professional fees in preparation of becoming a public company that are not capitalizable.

Research and development

Research and development expenses for the nine months ended September 30, 2025, increased by $23.6 million, or 39%, to $84.6 million, compared to $61.0 million for the nine months ended September 30, 2024. The increase was primarily driven by continued non-capitalizable investment in Cortex compute infrastructure of $9.8 million, stock-based compensation expense related to the General Atlantic investment of $7.9 million, and personnel-related expenses consisting of increased wages and headcount of $5.9 million.

Sales and marketing

Sales and marketing expenses for the nine months ended September 30, 2025, increased by $3.4 million, or 8%, to $47.5 million, compared to $44.1 million for the nine months ended September 30, 2024. The increase was primarily driven by a $1.9 million increase of personnel-related expenses including wages and stock-based compensation and an increase of $1.1 million for operational and client related travel.

Depreciation and amortization

Depreciation and amortization for the nine months ended September 30, 2025 decreased $5.5 million, or 7%, to $76.2 million, compared to $81.7 million for the nine months ended September 30, 2024. The decrease is primarily driven by $13.5 million lower amortization of acquired intangible assets due to completion of their useful life, partially offset with $8.1 million higher depreciation on capitalized software assets.

Impairment of intangible assets and capitalized internal-use software

Impairment of intangible assets and capitalized internal-use software for the nine months ended September 30, 2025 decreased $0.5 million, or 100%, as no impairment was recorded within the period.

Interest expense, net

Interest expense, net for the nine months ended September 30, 2025 increased $20.8 million, or 30%, to $91.2 million, compared to $70.3 million for the nine months ended September 30, 2024. The increase was primarily driven by $8.9 million in lower interest income on hedges due to lower interest rates year-over-year relative to our fixed rate interest rate swaps, $8.5 million in additional costs associated with the $225 million incremental borrowing under the amended credit facility in November 2024, and $2.6 million lower interest earned on deposits due to lower cash in deposits and lower interest rates.

Contingent consideration revaluation

Contingent consideration revaluation for the nine months ended September 30, 2025 increased by $12.4 million, or 210%, to $18.3 million, compared to $5.9 million for the nine months ended September 30, 2024. The increase was attributable to growth in the value of the Company, an increase in the expected term assumption, and a decrease in interest rates year-over-year, which are key inputs into the valuation model.

Loss on debt extinguishment

Loss on debt extinguishment for the nine months ended September 30, 2025 was $5.3 million, which consisted of a write-off of $4.9 million of unamortized issuance costs and $0.4 million of fees paid to lenders and third parties. There was no loss on debt extinguishment recorded in the nine months ended September 30, 2024.

Other expense, net

Other expense, net for the nine months ended September 30, 2025 increased by $2.1 million, or 1,483%, to $2.2 million, compared to $0.1 million for the nine months ended September 30, 2024. The increase was primarily due to $1.2 million of realized and unrealized foreign currency transaction losses and $1.1 million loss on revaluation of derivative liability.

Income tax (expense) benefit

For the nine months ended September 30, 2025 income tax expense increased by $4.9 million, or 146% to $1.5 million compared to $3.3 million of income tax benefit for the nine months ended September 30, 2024. The increase in expense was primarily due to increased profitability after accounting for non-deductible transaction costs related to the General Atlantic equity investment and the disallowed expenses related to the earnout liability.

Comparison of the year ended December 31, 2024 and the year ended December 31, 2023

	Year Ended
(in thousands, except percentages)	December 31, 2024	December 31, 2023	$ Change	% Change
Revenue	$519,250	$473,564	$45,686	10%
Cost and operating expenses:
Cost of revenue, excluding depreciation and amortization	86,856	77,572	9,284	12%
General and administrative	80,757	77,776	2,981	4%
Research and development	80,583	85,360	(4,777)	(6)%
Sales and marketing	58,130	54,440	3,690	7%
Depreciation and amortization	107,222	150,656	(43,434)	(29)%
Impairment of intangible assets and capitalized internal- use software	12,799	4,429	8,370	189%
Total costs and operation expenses	426,347	450,233	(23,886)	(5)%
Income from operations	92,903	23,331	69,572	298%
Other expenses:
Interest expense, net	(97,898)	(93,126)	(4,772)	5%
Contingent consideration revaluation	(24,300)	(7,870)	(16,430)	209%
Other expense, net	(86)	(722)	636	(88)%
Loss before income taxes	(29,381)	(78,387)	49,006	(63)%
Income tax expense	(18,852)	(6,351)	(12,501)	197%
Net loss	$(48,233)	$(84,738)	$36,505	(43)%

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue	100%	100%
Cost and operating expenses:
Cost of revenue, excluding depreciation and amortization	17%	16%
General and administrative	16%	16%
Research and development	16%	18%
Sales and marketing	11%	11%
Depreciation and amortization	21%	32%
Impairment of intangible assets and capitalized internal- use software	2%	1%
Total costs and operation expenses	82%	95%
Income from operations	18%	5%
Other expenses:
Interest expense, net	(19)%	(20)%
Contingent consideration revaluation	(5)%	(2)%
Other expense, net	0%	0%
Loss before income taxes	(6)%	(17)%
Income tax expense	(4)%	(1)%
Net loss	(9)%	(18)%

Revenue

Revenue for the year ended December 31, 2024 increased by $45.7 million, or 10%, to $519.3 million, compared to $473.6 million for the year ended December 31, 2023. The increase was primarily driven by $110.9 million, or 30%, of growth from our Core Advertising platform due to improved performance delivered by Cortex, partially offset by $65.2 million from compression within our Other revenue. Within the Core Advertising platform, 78% of the growth was driven by revenue expansion from existing customers and 22% of the growth was driven by new customers acquired within the last twelve months. Customers increase spending with us as a result of performance improvements through continual product evolution, which results in increased revenue on our Core Advertising platform. For the year ended December 31, 2023, Core Advertising revenue represented approximately 79% of our total revenue and increased to approximately 93% of our total revenue for the year ended December 31, 2024.

The compression within our Other revenue was driven by the transition away from legacy products as the Company focused resources on development of Cortex. This transition reflects our strategic focus on Cortex as the neural network technology that drives our Core Advertising platform.

Cost of revenue, excluding depreciation and amortization

Cost of revenue, excluding depreciation and amortization for the year ended December 31, 2024 increased by $9.3 million, or 12%, to $86.9 million, compared to $77.6 million for the year ended December 31, 2023. The increase was in line with revenue growth, with an $11.4 million increase in infrastructure expenses and bidding fees associated with increased use of our platform, partially offset by a $2.1 million decrease resulting from operational efficiencies.

General and administrative

General and administrative expenses for the year ended December 31, 2024 increased by $3.0 million, or 4%, to $80.8 million, compared to $77.8 million for the year ended December 31, 2023. The increase was primarily driven by $1.7 million of continued investment in corporate infrastructure to support growth. An additional increase of $1.1 million resulted from a one-time benefit recognized in 2023 related to a multi-year research and development tax credit.

Research and development

Research and development expenses for the year ended December 31, 2024 decreased by $4.8 million, or 6%, to $80.6 million, compared to $85.4 million for the year ended December 31, 2023. This was primarily driven by an increase of $8.1 million in capitalized internal-use software as a result of the development of Cortex and $2.9 million of operational efficiencies realized by deprioritizing costs previously incurred to support our Other revenue. This was partially offset by a $6.2 million increase in expenses primarily driven by non-capitalizable costs associated with continued development of Cortex neural network models through investments in headcount costs, tooling, and infrastructure enhancements aimed at improving customer performance and enhancing the features of our platform.

Sales and marketing

Sales and marketing expenses for the year ended December 31, 2024 increased by $3.7 million, or 7%, to $58.1 million, compared to $54.4 million for the year ended December 31, 2023. The increase was primarily driven by investments of $4.0 million in higher personnel-related expenses, including commissions and stock-based compensation to support our revenue growth and $1.3 million in one-time costs related to streamlining our GTM strategy. These increases were partially offset by $1.6 million in cost efficiencies across GTM programs.

Depreciation and amortization

Depreciation and amortization expenses for the year ended December 31, 2024 decreased by $43.4 million, or 29%, to $107.2 million, compared to $150.7 million for the year ended December 31, 2023. The decrease was primarily driven by $45.9 million in lower amortization of acquired intangible assets due to the completion of useful lives on certain assets, partially offset by $2.6 million in reduced depreciation related to fully depreciated capitalized internal-use software assets.

Impairment of intangible assets and capitalized internal-use software

Impairment of intangible assets and capitalized internal-use software for the year ended December 31, 2024 increased by $8.4 million, or 189%, to $12.8 million, compared to $4.4 million for the year ended December 31, 2023. The increase was primarily driven by $5.0 million related to capitalized internal-use software development projects that were discontinued as a result of the Company’s transition to Cortex, in addition to $7.5 million related to projects that were discontinued as a result of strategic changes to the development roadmap, partially offset by $2.5 million related to impairments in 2023 which did not occur in 2024 of previously acquired intangible assets with a carrying value that exceeded fair value.

Interest expense, net

Interest expense, net for the year ended December 31, 2024 increased by $4.8 million, or 5%, to $97.9 million, compared to $93.1 million for the year ended December 31, 2023. The increase was primarily driven by $3.3 million in additional interest costs associated with the $225.0 million incremental borrowing under the amended credit facility in November 2024, in addition to $1.2 million in lower interest income on hedges due to lower interest rates year over year relative to our fixed rate interest rate swaps.

Contingent consideration revaluation

Contingent consideration revaluation expense for the year ended December 31, 2024 increased by $16.4 million, or 209%, to $24.3 million, compared to $7.9 million for the year ended December 31, 2023. The increase was primarily attributable to growth in the enterprise value of the Company, which is a key input into the valuation model.

Other expense, net

Other expense, net for the year ended December 31, 2024 decreased by $0.6 million, or 88%, to $0.1 million, compared to $0.7 million for the year ended December 31, 2023. The decrease was primarily driven by a $1.1 million reduction in realized foreign currency transaction losses, partially offset by a $0.4 million decrease in unrealized foreign currency translation gains.

Income tax expense

Income tax expense for the year ended December 31, 2024 increased by $12.5 million, or 197%, to $18.9 million, compared to $6.4 million for the year ended December 31, 2023. The increase was primarily driven by the establishment of a $22.4 million valuation allowance on the interest expense carryforwards, and a reduction of pretax book loss offset by foreign-derived intangible income tax deduction, research and development credits and foreign income taxed at lower income tax rates.

The Company operates in jurisdictions outside of the US, such as Singapore, where it has tax incentive arrangements. The Company’s qualifying income earned in Singapore is taxed at reduced rates, subject to its compliance with the conditions specified in these incentives and legislative developments. These Singapore tax incentives are expected to expire in May 2027, but the Company can affirmatively elect to renew. Before taking into consideration the effects of the U.S. Tax Cuts and Jobs Act and other indirect tax impacts, the effect of these tax incentives and tax holiday decreased the provision for income taxes by approximately $6 million ($0.05 per diluted share) and $6 million ($0.05 per diluted share) for the years ended December 31, 2024 and 2023, respectively.

Non-GAAP Financial Information

Adjusted EBITDA and Adjusted EBITDA Margin

We report our financial results in accordance with GAAP, however, management believes that Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP measures, provide users of our financial information with useful supplemental information enabling a comparison of our performance across periods. We believe Adjusted EBITDA and Adjusted EBITDA Margin provide visibility to the underlying continuing operating performance of our business. Management uses Adjusted EBITDA and Adjusted EBITDA Margin to evaluate and manage the performance of our business, make resource allocation decisions, and compensate key personnel as they provide further understanding with respect to the results of our operations.

We define Adjusted EBITDA as net income adjusted for interest expense, net, income tax expense, depreciation and amortization expense, stock-based compensation, other expenses, net, and further adjusted for certain items that impact comparison of the performance of our businesses either period-over period or with other businesses as more fully described below. We also disclose Adjusted EBITDA Margin, which is calculated as Adjusted EBITDA divided by revenue.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Thus, our Adjusted EBITDA and Adjusted EBITDA Margin should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP. Some of the limitations and other factors to consider include:

•
Adjusted EBITDA and Adjusted EBITDA Margin exclude the recurring, non-cash expenses of depreciation and amortization of property and equipment, capitalized internal-use software, and definite-lived intangible assets, and although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;
•
Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in or cash requirements for our working capital needs;
•
Adjusted EBITDA and Adjusted EBITDA Margin exclude stock-based compensation expense, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;
•
Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest expense, net or the cash requirements to service interest or principal payments on our indebtedness;
•
Adjusted EBITDA and Adjusted EBITDA Margin exclude the non-cash charges related to debt extinguishments, impairments of primarily capitalized internal-use software, and revaluation of contingent consideration, as these impact the comparability of our business across periods and do not relate to the continuing operating performance of our business;
•
Adjusted EBITDA and Adjusted EBITDA Margin exclude costs related to IPO, integration, non-recurring transactions and expenses, and reorganization severance costs, as these impact the comparability of our business across periods and do not relate to the continuing operating performance of our business;
•
Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense provision; and
•
Adjusted EBITDA and Adjusted EBITDA Margin exclude other expenses, net, which primarily relate to non-operating foreign exchange gains and losses. Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business. We also strongly urge you to review the reconciliation to the corresponding GAAP financial measures set forth in this prospectus.

The following table reconciles net loss and net loss margin, the most comparable GAAP financial measures to Adjusted EBITDA and Adjusted EBITDA Margin, respectively, for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except percentages)	2025	2024	2024	2023
Net loss	$(25,645)	$(7,400)	$(48,233)	$(84,738)
Interest expense, net	$91,150	$70,312	97,898	93,126
Income tax expense (benefit)	$1,528	$(3,346)	18,852	6,351
Depreciation and amortization	$76,189	$81,700	107,222	150,656
Stock-based compensation expense (a)	$36,674	$18,303	27,941	28,828
Contingent consideration revaluation	$18,300	$5,900	24,300	7,870
Loss on impairment	$—	$487	12,799	4,429
Other expense, net	$2,201	$139	86	722
Integration costs (b)	$—	$7,018	8,579	11,025
Reorganization severance costs (c)	$592	$2,970	3,107	4,124
Transaction costs (d)	$48,203	$108	3,541	565
Other non-recurring expenses (e)	$8,840	$—	—	—
Loss on debt extinguishment (f)	$5,264	$—	—	—
Adjusted EBITDA	$263,296	$176,191	$256,092	$222,958
Net loss margin	(5)%	(2)%	(9)%	(18)%
Adjusted EBITDA margin	54%	47%	49%	47%

(a)
Stock-based compensation includes $10.9 million and $10.3 million related to the vesting and payment of the 2021, 2024, and 2025 Distributions to employee equity holders for the year to date period ended September 30, 2025 and year ended December 31, 2024, respectively, as well as $7.4 million and $11.5 million related to the vesting and payment of the 2021 Distribution to employee equity holders for the year to date period ended September 30, 2024 and year ended December 31, 2023, respectively. Distributions of this nature are not expected to reoccur once we are a public company. Refer to Note 10–Stock-based compensation within the Company’s audited consolidated financial statements for further detail included elsewhere in this prospectus.
(b)
Represents costs related to the integration of legacy Liftoff and Vungle operations as a result of the 2021 merger. Following the merger, the Company undertook integration efforts to combine legacy Liftoff and Vungle’s functions (including cost of revenue, sales and marketing, research and development, and general and administrative costs), consolidating our legal entities and office footprints in various countries, and redesigning our business processes to operate efficiently as a single entity. These integration costs primarily came in the form of third-party advisor fees, who assisted in advising management on go-forward organization structure, redesigning processes, and facilitating change management. These activities were concluded in 2024.
(c)
Represents reorganization costs associated with aforementioned integration activities. As a result of the Company’s integration activities, the Company undertook multiple defined reduction-in-force programs to eliminate duplicative roles and streamline the Company’s workforce across all functions. The costs came primarily in the form of severance and professional service costs associated with such operating model redesign, including severance related expenses and professional fees. Reorganization costs relating to these integration activities are expected to be minimal following the 2025 fiscal year.
(d)
Represents costs for transaction-related services, such as investment banking, legal, accounting, and diligence, primarily incurred in connection with capital markets activities, including debt refinancing efforts and General Atlantic’s investment.
(e)
Represents non-recurring third-party professional fees in preparation of becoming a public company that are not capitalizable and $1.2 million of other non-recurring fees.
(f)
Consisted of a write-off of $4.9 million of unamortized issuance costs and $0.4 million of fees paid to lenders and third parties.

Quarterly Results of Operations and Other Information

The following table sets forth selected unaudited quarterly statements of operations information for each of the quarters indicated. The information for each of these periods has been prepared on the same basis as the annual consolidated financial statements of Liftoff Mobile, Inc. included elsewhere in this prospectus. In the Company’s opinion, all adjustments necessary for a fair statement of the unaudited condensed consolidated financial statements have been included and have been prepared on the same basis as the annual consolidated financial statements of Liftoff Mobile, Inc. All such adjustments are of a normal and recurring nature. These results of operations are not indicative of the operating results that may be expected for any future period. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
(in thousands)	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Revenue	$118,368	$119,019	$122,553	$135,495	$142,183	$149,969	$162,084	$179,532
Cost of operating expenses:
Cost of revenue, excluding depreciation and amortization	20,215	22,143	23,082	21,971	19,660	23,508	25,455	25,479
General and administrative	21,583	17,998	17,685	21,300	23,774	20,722	58,391	36,924
Research and development	23,936	22,001	18,934	20,032	19,616	20,924	36,925	26,756
Sales and marketing	13,010	13,652	14,423	16,054	14,001	14,262	16,149	17,103
Depreciation and amortization	37,661	36,104	22,400	23,196	25,522	25,552	25,120	25,517
Impairment of intangible assets and capitalized software	3,659	242	245	—	12,312	—	—	—
Total costs and operation expenses	120,064	112,140	96,769	102,553	114,885	104,968	162,040	131,779
(Loss) income from operations	(1,696)	6,879	25,784	32,942	27,298	45,001	44	47,753
Other expenses:
Interest expense, net	(22,838)	(22,440)	(23,681)	(24,191)	(27,586)	(29,604)	(30,038)	(31,508)
Contingent consideration revaluation	(3,560)	1,320	1,310	(8,530)	(18,400)	(8,400)	3,300	(13,200)
Loss on extinguishment of debt	—	—	—	—	—	—	—	(5,264)
Other expenses, net	(668)	(367)	(78)	306	53	145	(1,137)	(1,209)
(Loss) income before taxes	(28,762)	(14,608)	3,335	527	(18,635)	7,142	(27,831)	(3,428)
Income tax (expense) benefit	(15,660)	6,624	(2,676)	(602)	(22,198)	(3,274)	4,048	(2,302)
Net (loss) income	$(44,422)	$(7,984)	$659	$(75)	$(40,833)	$3,868	$(23,783)	$(5,730)

Key Non-GAAP Metrics

	Three Months Ended
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Adjusted EBITDA (in thousands)	$51,445	$53,884	$57,025	$65,282	$79,901	$77,867	$85,172	$100,257
Adjusted EBITDA Margin	43%	45%	47%	48%	56%	52%	53%	56%

The following table reconciles net loss and net loss margin, the most comparable GAAP financial measures, to Adjusted EBITDA and Adjusted EBITDA Margin, respectively, for the periods presented:

	Three Months Ended
(in thousands)	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Net (loss) income	$(44,422)	$(7,984)	$659	$(75)	$(40,833)	$3,868	$(23,783)	$(5,730)
Interest expense, net	22,838	22,440	23,681	24,191	27,586	29,604	30,038	31,508
Income tax expense (benefit)	15,660	(6,624)	2,676	602	22,198	3,274	(4,048)	2,302
Depreciation and amortization	37,661	36,104	22,400	23,196	25,522	25,552	25,120	25,517
Stock-based compensation expense (a)	6,987	7,455	4,545	6,303	9,638	3,831	21,854	10,989
Contingent consideration revaluation	3,560	(1,320)	(1,310)	8,530	18,400	8,400	(3,300)	13,200
Loss on impairment	3,659	242	245	—	12,312	—	—	—
Other expense, net	668	367	78	(306)	(53)	(145)	1,137	1,209
Integration costs (b)	2,847	2,545	2,186	2,287	1,561	—	—	—
Reorganization severance costs (c)	1,912	628	1,832	511	137	44	548	—
Transaction costs (d)	75	32	33	44	3,433	1,050	35,860	11,292
Other non-recurring expenses (e)	—	—	—	—	—	2,388	1,746	4,706
Loss on debt extinguishment (f)	—	—	—	—	—	—	—	5,264
Adjusted EBITDA	$51,445	$53,884	$57,025	$65,282	$79,901	$77,867	$85,172	$100,257
Net loss margin	(38)%	(7)%	1%	—%	(29)%	3%	(15)%	(3)%
Adjusted EBITDA Margin	43%	45%	47%	48%	56%	52%	53%	56%

(a)
Stock-based compensation includes $2.6 million, $2.7 million, $2.4 million, $2.3 million, $2.9 million, $3.2 million, $2.9 million and 4.8 million related to the vesting and payment of the 2021, 2024, and 2025 Distributions to employee equity holders for the quarter to date period ended December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024, December 31, 2024, March 31, 2025, June 30, 2025, and September 30, 2025, respectively. Distributions of this nature are not expected to reoccur once we are a public company. Refer to Note 10–Stock-based compensation within the Company’s audited consolidated financial statements included elsewhere in this prospectus for further detail.
(b)
Represents costs related to the integration of legacy Liftoff and Vungle operations as a result of the 2021 merger. Following the merger, the Company undertook integration efforts to combine legacy Liftoff and Vungle’s functions (including cost of revenue, sales and marketing, research and development, and general and administrative costs), consolidating our legal entities and office footprints in various countries, and redesigning our business processes to operate efficiently as a single entity. These integration costs primarily came in the form of third-party advisor fees, who assisted in advising management on go-forward organization structure, redesigning processes, and facilitating change management. These activities were concluded in 2024.
(c)
Represents reorganization costs associated with aforementioned integration activities. As a result of the Company’s integration activities, the Company undertook multiple defined reduction-in-force programs to eliminate duplicative roles and streamline the Company’s workforce across all functions. The costs came primarily in the form of severance and professional service costs associated with such operating model redesign, including severance related expenses and professional fees. Reorganization costs relating to these integration activities are expected to be minimal following the 2025 fiscal year.
(d)
Represents costs for transaction-related services, such as investment banking, legal, accounting, and diligence, primarily incurred in connection with capital markets activities, including debt refinancing efforts and General Atlantic’s investment.
(e)
Represents non-recurring third-party professional fees in preparation of becoming a public company that are not capitalizable and other non-recurring fees.
(f)
Consisted of a write-off of $4.9 million of unamortized issuance costs and $0.4 million of fees paid to lenders and third parties.

Liquidity and Capital Resources

Overview

We have financed our operations, capital expenditures and strategic acquisitions primarily through utilization of cash generated from operations, as well as borrowings under our credit facilities. As of September 30, 2025, we had $103.5 million of cash and cash equivalents compared to $98.3 million as of December 31, 2024.

We believe that cash expected to be provided by operating activities, together with our cash on hand and the availability of borrowings under our New Revolving Credit Facility, will be sufficient to meet our liquidity requirements for at least the next 12 months. Our ability to generate sufficient cash flows from operations is, however, subject to many risks and uncertainties, including future economic trends and conditions, demand for our products and services, foreign currency exchange rates and other risks and uncertainties applicable to our business. For additional information, see “Risk Factors—Risks Related to our Business, Products and Industry—Our business is subject to global economic, market, public health, and geopolitical conditions as well as to natural disasters beyond our control” discussion above and “Risk Factors.”

In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of additional indebtedness, we may be subject to increased fixed payment obligations and could also be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors.

As market conditions warrant, we and our equity holders, which include members of our management and our Principal Stockholders, may from time to time seek to repay loans that we have borrowed, including the loans under our Credit Agreement (as defined herein), in privately negotiated or open market transactions, by tender offer or otherwise, and such repurchases may be at prices below par. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us.

Indebtedness

Senior Secured Credit Facilities

On September 30, 2021, we and a syndicate of banks, led by Morgan Stanley Senior Funding, Inc., as agent, entered into a credit agreement (“Credit Agreement”). The Credit Agreement consists of a term loan in an original aggregate principal amount of $1,400.0 million (the “Original Term Loan Facility”) and a revolving credit facility in an aggregate principal amount of up to $150.0 million (the “ Original Revolving Credit Facility”).

On November 8, 2024, we amended the Credit Agreement to incur incremental term loans in an aggregate principal amount of $225.0 million (the “Incremental Term Loans”). On September 8, 2025, we amended the Credit Agreement to, among other things (i) obtain a new term loan facility in the aggregate principal amount of $1,855.0 million (the “New Term Loan Facility”) and (ii) obtain a new revolving credit facility in an aggregate principal amount of $195.5 million (the “New Revolving Credit Facility,” and together with the New Term Loan Facility, the “Senior Secured Credit Facilities”), as a replacement of the Original Revolving Credit Facility. Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at our option, either (i) Term SOFR for the relevant interest period (subject to a floor of 0.50% per annum, in the case of the New Term Loan Facility, and a floor of 0.00% per annum, in the case of the New Revolving Credit Facility), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as last quoted by the Wall Street Journal as the “Prime Rate” in the United States, (b) the federal funds effective rate plus 0.50% and (c) Term SOFR for an interest period of one month plus 1.00% (subject to a floor of 1.50% per annum, in the case of the New Term Loan Facility, and a floor of 0.00% per annum, in the case of the New Revolving Credit Facility), plus an applicable margin. The applicable margins for loans under the New Term Loan Facility and New Revolving Credit Facility are subject to adjustment based upon certain leverage triggers and is subject to reduction after the consummation of this offering.

The New Term Loan Facility amortizes in equal quarterly installments beginning on March 31, 2026 in aggregate annual amounts equal to 1.00% of the principal amount of the New Term Loan Facility outstanding as of the date of the closing of the New Term Loan Facility, with the balance being payable at maturity on September 8, 2032. Principal amounts outstanding under the New Revolving Credit Facility are due and payable in full at maturity on September 8, 2030. See “Description of Certain Indebtedness—Senior Secured Credit Facilities” for more information.

As of September 30, 2025, we were in compliance with all covenants contained in the Credit Agreement, as amended.

Cash Flow Information

Cash Flows for the Nine Months Ended September 30, 2025 and 2024

The following table sets forth the major components of our unaudited condensed consolidated statements of cash flows for the periods presented:

	Nine Months Ended
(in thousands)	September 30, 2025	September 30, 2024
Net cash, cash equivalents, and restricted cash provided by (used in):
Operating activities	$118,612	$71,165
Investing activities	(37,756)	$(33,219)
Financing activities	(76,375)	$(6,626)
Effect of exchange rate changes	737	(765)
Net increase in cash, cash equivalents, and restricted cash	$5,218	$30,555

Cash Flows provided by Operating Activities

Net cash provided by operating activities was $118.6 million for the nine months ended September 30, 2025, compared to $71.2 million for the nine months ended September 30, 2024, an increase of $47.4 million. Cash flows from operating activities consist primarily of net loss adjusted for working capital and certain non-cash items. Non-cash items include items such as depreciation and amortization expense, stock-based compensation, and changes in deferred income taxes. The increase in cash flows provided by operating activities was primarily related to decreases in cash consumed by working capital driven by an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable, in line with revenue growth between the two periods.

Net cash provided by operating activities for the nine months ended September 30, 2025 primarily consists of net loss of $25.6 million adjusted for certain non-cash items and changes in net operating assets and liabilities including $76.2 million in depreciation and amortization, $5.5 million in stock-based compensation, and an increase in accounts payable and accrued liabilities amounting to $104.7 million, partially offset by an increase in accounts receivable amounting to $67.0 million.

Net cash provided by operating activities for the nine months ended September 30, 2024 primarily consists of net loss of $7.4 million adjusted for certain non-cash items and changes in net operating assets and liabilities including $81.7 million of depreciation and amortization, $10.9 million of stock-based compensation expense, and an increase of $37.1 million in accounts payable, partially offset by a $49.6 million increase in accounts receivable.

The improvement in cash flows from operating activities during the nine months ended September 30, 2025 compared to the same period in the prior year was primarily due to an increase in cash collection from our customers driven by revenue growth and a working capital benefit from the growth in revenue year over year, partially offset by nonrecurring transaction costs in the current year and an income tax refund in the prior year that did not occur in the current year.

Cash Flows used in Investing Activities

Net cash used in investing activities was $37.8 million for the nine months ended September 30, 2025, compared to $33.2 million for the nine months ended September 30, 2024, an increase of $4.5 million. Net cash used in investing activities primarily consists of capital expenditures for capitalized internal-use software, which increased due to the Company’s continued investment in its technology platform.

Cash Flows used in Financing Activities

Net cash used in financing activities was $76.4 million for the nine months ended September 30, 2025, compared to $6.6 million for the nine months ended September 30, 2024, an increase of $69.7 million. Net cash used in financing activities consists primarily of equity transactions and capital raising activities such as proceeds from the exercise of stock options, distributions to shareholders, and proceeds from debt.

Net cash used in financing activities for the nine months ended September 30, 2025 was primarily driven by the repurchase of common stock, payment of debt principal, and dividend distribution to shareholders amounting to $404.3 million, $439.7 million, and $340.4 million, respectively. These outflows were offset by proceeds from the issuance of preferred stock and proceeds from debt amounting to $409.5 million and $693.7 million, respectively.

Net cash used in financing activities for the nine months ended September 30, 2024 was primarily driven by outflows for the payment of debt principal amounting to $10.5 million. These outflows were offset by inflows from settlement payments on interest rate swaps amounting to $3.8 million.

Cash Flows for the Years Ended December 31, 2024 and 2023

The following table sets forth the major components of our consolidated statements of cash flows for the periods presented:

	Year Ended
(in thousands)	December 31, 2024	December 31, 2023
Net cash, cash equivalents, and restricted cash provided by (used in):
Operating activities	$98,786	$74,422
Investing activities	(45,109)	(38,612)
Financing activities	(134,521)	(2,109)
Effect of exchange rate changes	(178)	(545)
Net (decrease) increase in cash, cash equivalents, and restricted cash	$(81,022)	$33,156

Cash Flows provided by Operating Activities

Net cash provided by operating activities was $98.8 million for the year ended December 31, 2024, compared to $74.4 million for the year ended December 31, 2023, an increase of $24.4 million. Cash flows from operating activities consist primarily of net loss adjusted for working capital and certain non-cash items. Non-cash items include items such as depreciation and amortization expense, stock-based compensation and changes in deferred income taxes.

Net cash provided by operating activities for 2024 primarily consists of net loss of $48.2 million adjusted for certain non-cash items and changes in net operating assets and liabilities including $107.2 million of depreciation and amortization, $17.6 million of stock-based compensation expense, and $24.3 million of contingent consideration revaluation.

Net cash provided by operating activities for 2023 primarily consists of net loss of $84.7 million adjusted for certain non-cash items and changes in net operating assets and liabilities including $150.7 million of depreciation and amortization, $17.3 million of stock-based compensation expense, and $26.2 million of accrued liabilities.

The improvement in cash flows from operating activities during the year ended December 31, 2024 compared to the prior year was primarily related to growth in cash collections from customers driven by the increase in revenue and stable costs as a percentage of revenues, as well as an increase in accounts payable due to more efficient cash management, partially offset by an increase in cash consumed by working capital primarily driven by an increase in accounts receivable and prepaid expenses and other current assets.

Cash Flows used in Investing Activities

Net cash used in investing activities was $45.1 million for the year ended December 31, 2024, compared to $38.6 million for the year ended December 31, 2023, an increase of $6.5 million. Net cash used in investing activities primarily consists of capital expenditures for capitalized internal-use software, which increased due to the Company’s continued investment in its technology platform.

Cash Flows used in Financing Activities

Net cash used in financing activities was $134.5 million for the year ended December 31, 2024, compared to $2.1 million for the year ended December 31, 2023, an increase of $132.4 million.

Net cash used in financing activities in 2024 was primarily driven by $339.6 million of a dividend distribution to stockholders, offset by $215.2 million of proceeds from debt.

Net cash used in financing activities in 2023 was primarily driven by $89.0 million of debt repayments, partially offset by $75.0 million of proceeds from debt.

Material Cash Requirements

The following table summarizes current and long-term material cash requirements as of September 30, 2025, which we expect to fund primarily with operating cash flows (in thousands):

	Material Cash Requirements
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt	1,855,000	13,913	37,100	37,100	1,766,887
Interest payments	745,185	154,267	291,664	298,099	1,155
Operating lease commitments	15,143	5,719	8,585	839	—
Total	2,615,328	173,899	337,349	336,038	1,768,042

Uncertain Tax Positions

As of December 31, 2024, we had approximately $40.8 million of recorded liabilities and related interest and penalties pertaining to uncertain tax positions. We are unable to make a reasonable estimate as to when cash settlement with the tax authorities might occur due to the uncertainties related to these tax matters. Payments of these liabilities would result from settlements with taxing authorities.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates

Our significant accounting policies are discussed in the “Note 2—Summary of Significant Accounting Policies” in the Notes to the consolidated financial statements and Notes to the condensed consolidated financial statements included elsewhere in this prospectus. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to areas involving a significant level of estimation uncertainty and have had or are likely to have a material impact on our financial statements. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, operating results, and cash flows will be affected.

Income Taxes

We account for income taxes under the asset and liability method, in accordance with ASC 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the audited consolidated financial statements. Under this method, deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company recognizes the deferred income tax effects of a change in tax rates in the period of the enactment.

We recognize deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is provided to reduce deferred tax assets to the net amount that is more likely than not to be realized.

We record uncertain tax positions on the basis of a two-step process in which determinations are made (i) whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with a tax authority.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in our consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets.

Goodwill

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired in business combinations. We evaluate goodwill for impairment annually on October 1, or more frequently if events or changes in circumstances indicate that it may be impaired. Our impairment review includes both qualitative and quantitative assessments of factors such as macroeconomic conditions, company-specific performance, and forecasted cash flows. As of October 1, 2024, there were no impairment indicators of goodwill, with no impairment indicators present as of September 30, 2025. As of September 30, 2025, the Company had a significant cushion when comparing the fair value of equity to the carrying value of the business.

If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, or if we determine to bypass the qualitative assessment, we calculate the fair value of goodwill. If the carrying amount exceeds the fair value, an impairment loss is recorded for an amount up to the value of goodwill.

We determine the fair value of a reporting unit using an income approach based on a discounted cash flow model or a market approach, which compares each reporting unit to comparable companies in their respective industries. Our models contain significant assumptions and accounting estimates about discount rates, future cash flows and terminal values that could materially affect our operating results or financial position if they were to change significantly in the future and could result in an impairment.

Capitalized Internal-Use Software Costs

We capitalize costs associated with the development of internal-use software once the project enters the application development stage and it is probable that the project will be completed. Capitalized costs include certain payroll and direct labor costs for employees working directly on the development, and certain third-party costs. These costs are amortized over their estimated useful lives, generally three years, and are included in “Property, equipment, and software, net.” For the nine months ended September 30, 2025 and September 30, 2024, we capitalized $42.4 million and $36.5 million, respectively. We recognized amortization expense of $21.2 million and $13.1 million, respectively, for the same periods.

Contingent Consideration

The fair value of our contingent earn-out liability is measured using a Monte Carlo simulation analysis to quantify the estimated liability as of the reporting date, and, as the overall arrangement is long-term in nature, applying a discount rate that captures the risks associated with the payment of the obligations. The significant unobservable inputs used in the fair value measurements are estimates of timing to expected liquidity event, the estimated required return on equity, the volatility of Liftoff’s equity and the expected rate of return of debt. Significant increases or decreases to these inputs in isolation could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent consideration liability. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate preceding the payment date and amount paid will be recorded in earnings.

Post-conversion Earnout Share Liability

The fair value of our post-conversion earnout share liability is measured using a Monte Carlo simulation analysis to quantify the estimated liability as of the reporting date, and, as the overall arrangement is long-term in nature, applying a discount rate that captures the risks associated with the payment of the obligations. The significant unobservable inputs used in the fair value measurements are estimates of Liftoff’s equity value, the volatility of Liftoff’s equity, timing to expected liquidity event, and probability of expected liquidity event. Significant increases or decreases to these inputs in isolation could result in a significantly higher or lower liability. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate preceding the payment date and amount paid will be recorded in earnings.

Stock-based Compensation

2021 Stock Incentive Plan — On March 17, 2021, the Company adopted the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan, which is active as of September 30, 2025 (the “2021 Stock Incentive Plan”).

The Company has granted both NSOs and SARs that vest in quarterly or annual installments over a two- to-four-year period. In certain cases, these awards also contain one year cliff vesting provisions.

Fair Value — The fair value of each award granted under the 2021 Stock Incentive Plan was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires the use of a number of complex assumptions including fair value of common stock, expected volatility, risk-free interest rate, expected dividends, and expected term of the share option. Expected volatility was calculated based on the observed equity volatility for comparable companies. The dividend yield was based on the Company’s expected dividend rate. The risk-free interest rate was based on U.S. Treasury zero-coupon issues. The expected term represented the period of time the options are expected to be outstanding prior to exercise. Specific assumptions with regard to grants under the 2021 Stock Incentive Plan are further described below on a weighted average basis.

Nine Months Ended September 30, 2025
NSOs
Fair value of Liftoff’s common stock(1)	$16.76
Expected term (in years)	5.92
Expected volatility	66.1%
Risk-free interest rate	4.0%

Assumptions used in the Black-Scholes option pricing model for SARs granted under the 2021 Stock Incentive Plan as of September 30, 2025 were as follows on a weighted average basis:

Nine Months Ended September 30, 2025
SARs
Fair value of Liftoff’s common stock(1)(2)	$18.65
Expected term (in years)	3.60
Expected volatility	65.1%
Risk-free interest rate	3.8%

(1)
Does not give effect to the      -for-1 forward stock split to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.
(2)
As of September 30, 2025.

Distributions — On October 4, 2021, the Company declared a distribution to employees and stockholders who held outstanding shares and/or stock-based compensation awards (whether vested or unvested) issued prior to August 21, 2021 (the “2021 Distribution”). Similar distributions were also declared on November 11, 2024 (the “2024 Distribution”) and September 12, 2025 (the “2025 Distribution”). Any equity classified awards that were unvested as of the 2021, 2024, and 2025 Distribution approval dates of October 4, 2021, November 11, 2024, and September 12, 2025, were subject to a partial modification in connection with the 2021, 2024 and 2025 Distributions that created a corresponding liability award in the amount of $6.75, $2.75, and $2.75 per outstanding option for the 2021, 2024, and 2025 Distributions, respectively. Liability classified awards were also eligible to receive the 2021, 2024, and 2025 Distributions, as their awards vested in the future, and as such a corresponding liability will continue to be accounted for in the amount of $6.75, $2.75, and $2.75 per outstanding SAR for the 2021, 2024, and 2025 Distributions, respectively. Information in this paragraph does not give effect to the      -for-1 forward stock split to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.

Valuation of Shares

Prior to this offering, given the absence of a public trading market for our shares, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held-Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our shares, including:

•
independent third-party valuations of our shares;
•
our capital resources and financial condition;

•
the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions;
•
our historical operating and financial performance as well as our estimates of future financial performance;
•
valuations of comparable companies;
•
the status of our development, product introduction, and sales efforts;
•
the relative lack of marketability of our shares;
•
industry information such as market growth and volume and macro-economic events; and
•
additional objective and subjective factors relating to our business.

In valuing our shares, our board of directors determined the fair value of our shares using both the income and market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business.

Applying these valuation approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, including our expected future revenue and expenses, the determination of discount rates, valuation multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions impact our valuation as of each valuation date. Such changes may have a material impact on the valuation of our shares and our share-based awards. Following this offering, it will not be necessary to determine the fair value of our shares, as our shares will be traded in the public market.

Redeemable Convertible Preferred Stock

The Company has issued Series A Redeemable Convertible Preferred Stock, which is classified as mezzanine equity in the condensed consolidated financial statements because it is redeemable upon the occurrence of certain deemed liquidation events that are not solely within the Company’s control. The Series A Redeemable Convertible Preferred Stock is initially recognized at fair value upon issuance and is subsequently adjusted to its redemption value at each reporting date if it becomes currently redeemable or probable of becoming redeemable.

MIP Distribution

The Company has issued a category of NSOs to certain members of the senior leadership team (the “MIP Options”), which vest over four years and are also subject to achievement of certain returns on invested capital. The MIP Options holders are eligible to receive cash payments (the “MIP Distributions”) under the 2025 Distribution, subject to certain time and market conditions. The MIP Distributions are liability-classified awards, and expense for the MIP Distributions is recognized using an accelerated attribution method over the requisite service period.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following discussion provides additional information regarding these risks.

Foreign Currency and Exchange Risk

Although a substantial portion of our revenue and cash flows is generated in U.S. dollars within the United States, we also operate internationally and generate a portion of revenue and cash in foreign currencies. Our expenses are generally denominated in the currencies in which our operations are located, primarily the U.S. Dollar, Singapore Dollar, British Pound, Brazilian Real, and Euro.

Our international operations expose us to fluctuations in foreign currency exchange rates. While our global presence continues to expand, the majority of our cash flows are denominated in U.S. dollars. As a result, changes in exchange rates have not historically had a material impact on our results of operations, and we have not engaged in hedging activities to mitigate this risk. However, as our international business grows, exchange rate fluctuations could have a more significant effect on our future operating results.

Interest Rate Risk

Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates for our floating rate debt and for any potential refinance of any indebtedness that may be required. Our floating rate debt requires payments based on a variable interest rate index. As a result, increases in interest rates may reduce our net income by increasing the cost of our debt under our Credit Agreement, to the extent not offset by the effectiveness of our hedging arrangements.

We may enter into hedging arrangements with respect to floating interest rate borrowings under the Credit Agreement. As of September 30, 2025, we had outstanding interest rate contracts with an aggregate notional amount of $850.0 million designated as cash flow hedges of interest rate risk. We estimate that a hypothetical 1.0% annual increase in the applicable average interest rates for the nine months ended September 30, 2025, would have resulted in an estimated $10.1 million increase in interest expense.

A Letter From Our CEO

Apps sit at the center of the digital universe. There are four million apps, and users can spend several hours a day inside them. Yet monetization still lags behind. On a per user hour basis, television generates six times the ad revenue of third party apps.

Why? A Fortune 100 brand cannot call four million app developers to buy an ad. App developers cannot call thousands of advertisers to sell them ad space.

I saw this problem up close in 2015, months after joining Vungle as Head of Supply for the Americas. An Argentine publisher had one of the most popular apps on the planet, top of the charts across countries, but their revenue did not match their scale. The exact same ad showed every time an ad was displayed. We brought real advertiser competition to those placements, and revenue multiplied. Our software development kit (SDK) still runs there today, part of the 100% LTM Top 100 Publisher Logo Retention we’ve maintained across our top publishers.

We realized that you must bring both sides – advertisers and publishers – together in one place. Then, you need the technology infrastructure to enable them to match better and faster. We became that infrastructure. And, we make money when apps make money.

Most platforms pick a side: either helping advertisers buy (DSP) or helping publishers sell (SSP). We are built for both. That became Liftoff’s foundation: a unified platform where data flows both ways.

Data in mobile advertising is beautifully democratic: Everyone gets the same impressions, clicks and conversions. The difference is what you do with it. Our edge is speed, as both a technology advantage and an operating principle: our models retrain in hours while our teams ship updates in days. This combination of AI that learns fast plus humans who move fast means we go from data to decision in minutes. With our SDK reaching 1.4 billion daily active users across 140,000+ apps, our core recommendation model learns from live traffic and acts where the impression happens. In mobile advertising, signals are everywhere, velocity is not.

What we built and why it works

In 2021, we merged Liftoff and Vungle, a buyer platform (DSP) and a seller platform (SSP) coming together as one. In this prospectus, that looks nice and tidy. In practice, it meant wiring economics, data, and teams so one brain could learn from both sides.

In 2022, I became the CEO of the combined company. I’d spent years inside the business building the platform with our people, so I knew what it took to compete and the team trusted my decisions. The work ahead was clear: unify the technology, close the gaps between functions, shift the whole personnel curve toward the customer, and restore a release cadence measured in days.

In 2023, we rebuilt the brain, Cortex, our AI model for prediction and decisioning. Cortex can hold roughly 21x more data than our previous models, runs four times as many tests, and has cut AI training cycles from about two weeks to under a day. By learning faster, Cortex compounds performance with every cycle.

The proof is in our numbers. Core Advertising revenue has grown over 40% year-over-year in the nine months ended September 30, 2025. We have a stable customer base, having retained 99 of our top 100 advertisers and achieved net dollar retention of 124%, and we’ve increased our customers contributing more than $100,000 by 18%. With over half our spend now coming from outside gaming, across finance, travel, commerce, and entertainment, we’re not dependent on any single category. Our team has spent years together through integrations and acquisitions. From Algolift and GameRefinery to TreSensa and JetFuel, five integrations in four years taught us how to combine products, teams, and cultures into something stronger. Roles changed. Our relentless focus on customers did not, and will not.

Today we run one platform, one brand. We connect both sides, and we help drive pace in the market.

The Platform

It sounds like chaos: millions of apps, billions of users, trillions of auctions. Our job is simple: pair every in-app ad impression with the right user, with the right message, at the right time.

Our prediction engine works, but every business is different. A travel app cares about cost per night stayed. A fintech app cares about cost per multi-depositor. A gaming studio cares about day-seven spend. We measure what customers get paid for, and we show them the math.

Often everything is “right” until the last mile, where a single constraint can limit spend. We codified years of work into solutions for that last mile: our “Adapters” close that gap. We build software for how customers actually operate: we seek to get close, understand constraints, and ship solutions that drive outcomes and ultimately drive increased spend.

When a leading finance app needed to process several times its average scale on heavy trading days, while managing state-by-state compliance and live currency pricing, we shipped pacing, geo-targeting, and live-pricing Adapters in days. Conversions tripled, and these Adapters now run across various finance, iGaming and entertainment apps.

Our platform now powers the full spectrum of the app economy: social, commerce, travel, marketplaces, news, and entertainment. Cross-vertical learning improves our product across categories, what works for a dating app in Berlin may help a meditation app in Tokyo. Based on survey data from Altman Solon, approximately 90% of advertisers are willing to increase budgets when KPIs are exceeded. When ROI is met, advertisers acquire more customers.

Forward

When a developer launches an app and signs a contract with us once, we become part of how their business runs. We run, every day, in the background. If we are doing our job right, our customers are focused on their users, their product, their next milestone, and we are here to distribute and monetize their work. That is how it should be.

When we achieve this, a developer in Istanbul, and a Fortune 500 company in New York will all compete on what they build, not on their ability to navigate millions of disconnected apps.

To our customers: you let us into your business. We do not take that trust for granted. Your success is why we show up hungry. Thank you for believing in us and challenging us.

To our peers: great products expand what is possible for us all. When ROI is positive, the pie grows. We are proud to help turn innovation into impact for the people who build things.

To our team: working alongside you is a great honor. We got here the only way that matters, delivering for customers, staying when it was hard, building when others quit. Every person here carries responsibility for the business we’re building and for each milestone.

To our new investors: You are investing in a company with a senior leadership team averaging twelve years of ad tech industry experience, and technology that gets smarter with every cycle. We have a history of delivering results and a commitment to sustaining that reputation. You can expect what we’ve always delivered: customer focus, product velocity, and results.

Three years ago, we made the decision that changed everything: one team, one platform, one unified system. We connected three things: direct SDK access to billions of users, AI that learns from both sides of every impression, and operational velocity measured in days.

Today, three forces are converging: AI training costs have generally decreased, the 6x revenue-per-hour gap with traditional television is finally meeting modernized infrastructure, and we’ve built the system to capture the shift. The opportunity is here. We intend to take it.

Jeremy Bondy, Chief Executive Officer

Business

Overview

Liftoff is a mission-critical growth monetization engine for the app economy. Our AI-powered platform is designed to serve all verticals in the app ecosystem and is fully integrated to drive differentiated advertising performance for our customers across the app economy. We deliver profitable users for app advertisers and help to maximize advertising revenue for apps that monetize with ads. For each of the twelve months ending December 31, 2023 and 2024 and September 30, 2025, 643, 728 and 871 Demand Side Customers, respectively, used our platform to acquire new users, and 107,023, 126,509 and 142,441 apps, respectively, have integrated our SDK to monetize their media inventory. Through these SDK integrations, in the fourth quarter of 2025, our platform connects to roughly 1.4 billion daily active users worldwide. We are built to grow as our customers grow: our models are continually improving, which enables us to deliver better performance for our customers, expanding our market opportunity and strengthening our role in the app economy.

The app ecosystem is massive — SensorTower estimates that during 2024 over five billion global mobile users spent an average of approximately three hours daily on apps. In this expanding market, app developers have two primary needs to grow their businesses. The first is user acquisition, which is acquiring engaged and high intent users with a lot of choices to drive growth; the other is user monetization, as in-app advertising is usually a core revenue driver for many apps. These needs are driving an expanding opportunity, with in-app ad spend projected to grow from $332 billion in 2025 to nearly $617 billion by 2030, according to the Altman Solon Report. Within this market, the Altman Solon Report estimates our serviceable addressable market for mobile, global in-app independent ad tech platforms to be approximately $79 billion in 2025, with an estimated growth trajectory of 11% CAGR through 2030, driven by strong growth across the app economy, particularly in verticals outside of gaming.

From the beginning, we designed our platform to serve all verticals in the app economy, enabling us to diversify our customer base and expand our market opportunity. We have developed broad vertical expertise spanning social media, finance, entertainment, and gaming, among other verticals, allowing us to address our customers’ unique goals and resulting in differentiated end-market diversification in our industry. For the nine months ended September 30, 2025, slightly more than half of our advertiser revenue came from verticals outside gaming. As the mobile app landscape evolves and new and high-growth verticals emerge, we expect to be well-positioned to capture the opportunities that follow.

We benefit from the rare combination of a leading DSP and SSP, which are unified to deliver differentiated advertising performance for our customers. Our DSP provides mobile advertiser customers with cutting-edge predictive capabilities designed to drive profitable user acquisition. Our SSP provides broad reach and direct access to users through an established and widely-distributed ad auction supply footprint that integrates directly into apps to drive ad monetization. Our unified platform combines our DSP and SSP so that each side is more effective than either would be alone. Managing demand and supply in a single, unified platform reduces friction between systems and increases data visibility. This leads to increased advertising performance and auction win rates relative to what a typical standalone DSP or SSP can achieve. This results in higher advertising performance for our customers, which enables additional users for advertisers and revenue generation for app publishers.

Cortex, our internally developed neural network-powered AI prediction model, is the foundation of our business. During the fourth quarter of 2023 through early 2025, we transformed our business by adopting Cortex (which uses the same type of underlying technology as today’s leading large language models) to replace our legacy linear regression-based prediction models. Our Core Advertising revenue is primarily generated through Cortex, while our Other revenue is generated from legacy linear models and advertising platforms that are no longer live as well as from other non-advertising offerings. Cortex unlocked a cycle of continuous improvement for our business by significantly improving our testing velocity and expanding our data-processing capacity. After rolling out Cortex, we are running 4x more tests, enabling us to iterate and deploy model enhancements at a faster rate, accelerating its self-learning capabilities. In addition, as of the fourth quarter of 2025, Cortex processes roughly 21x more data than our previous models, allowing it to refine predictions with greater precision and adaptability. The enhanced power and speed of Cortex has been instrumental in the evolution of both our DSP and our SSP. Powered by Cortex, our DSP now excels at optimizing bid strategy for advertisers across both our own SSP and all other major sources of ad supply. At the same time, our SSP now distinguishes itself in auction execution and real-time optimization of ad inventory yield for publishers. These capabilities drive a meaningful increase in results for our customers.

We believe our technology platform, cross-vertical expertise, and business model create a powerful virtuous flywheel: as our customers grow, so do we. The combination of our unified DSP and SSP platform, proprietary Cortex neural network technology, and differentiated operating model enabling configurable modules, which we call Adapters, deliver differentiated performance for our customers, measured through ROAS and similar profitability-focused metrics. We have seen that, when our DSP meets or exceeds targets, customers often increase spend. Increased spend attracts more developers to use our SSP to monetize their inventory and users, growing our datasets. Ever-growing datasets improve our Cortex neural network technology, enhancing advertiser performance in a continuous cycle. This flywheel is further amplified by our Adapters: we believe that, by combining our models with Adapters, we boost customer performance, which enables us to capture a broader market and achieve compounding revenue growth. In addition, our non-gaming exposure drives a rich data set to build on — we utilize approximately $140 billion in annualized in-app transaction data as of September 30, 2025. This flywheel drives synchronous growth with our ability to unlock incremental platform performance through customers: our LTM Core Advertising Net Dollar Retention of 124% for the period ending September 30, 2025 — up from 121% for the period ending September 30, 2024 — underscores the strength of our business model and durability of our growth. We consider ourselves well-positioned to grow with the app economy, fueling and benefiting from an expanding app market as our solutions drive higher advertiser spend.

Our financial model is characterized by diversified and durable revenue, compounding revenue growth powered by our alignment with our customers’ success, and strong platform economics. Core Advertising revenue includes revenue from our current advertising platforms, which are predominantly powered by Cortex-backed demand solutions. Core Advertising represents the foundation of our business moving forward, reflecting our strategic focus on Cortex-enabled solutions and anticipated long-term growth within performance advertising. In 2024, we phased out certain Other offerings and began transitioning customers to Cortex, which resulted in an increase to our Core Advertising revenue with an offsetting impact to Other revenue.

We believe Core Advertising revenue, and its historical growth, is important as it aligns with the rollout of Cortex in 2023 and is more representative of our growth potential versus total revenue in historical periods.

In 2023, Core Advertising revenue represented approximately 79% of our total revenue and increased to approximately 93% of our total revenue in 2024. For the nine months ended September 30, 2025, Core Advertising revenue represented over 99% of our total revenue. We expect Core Advertising revenue as a percentage of our total revenue to remain the primary contributor to our total revenue as customers increasingly opt into our Cortex-backed demand solutions.

We have sequentially grown Core Advertising revenue quarter-over-quarter at an average of 9% over the trailing eight quarters ending September 30, 2025, further demonstrating the success that our core technology platform has had in driving consistent growth in the business. For the years ended December 31, 2023 and 2024 and the nine months ended September 30, 2025, our net loss was $84.7 million, $48.2 million and $25.6 million, respectively. Over the trailing eight quarters ending September 30, 2025, our net loss margin has improved from (38)% to (3)% as our model has become increasingly efficient, and we have delivered significant operating leverage with Adjusted EBITDA Margins expanding from 43% to 56%. For the nine months ended September 30, 2025, we generated year-over-year Core Advertising revenue growth of 43%, net loss margin of (5)% and Adjusted EBITDA Margin of 54%. We enhance our financial profile with a capital-light architecture that is expected to drive cash flow generation. For the nine months ended September 30, 2025, capitalized internal-use software costs (excluding capitalized stock-based compensation expense) were 7% of total revenue.

Our Market Opportunity

Key Trends in the App Economy

Mobile Apps are the Primary Channel for User Engagement

The mobile app economy has become a central pillar of digital activity. During 2024, users spent more than three hours per day on mobile devices, and approximately 90% of that time occurred within apps. With over five billion mobile users worldwide using over four million apps, according to 42matters, for social media, finance, entertainment, and gaming, among others, the app economy represents a large and growing market.

Younger cohorts are increasingly mobile-first, with Gen Z’s spending over six hours per day on mobile devices in 2023, roughly 70% more than older generations. Gen Z also shows higher engagement rates in non-gaming apps.

Mobile Ad Budgets are Rapidly Growing

As attention has shifted from desktop to mobile, and increasingly from mobile web to in-app (where approximately 90% of time is spent within mobile) advertising budgets have followed.

Global mobile ad spend is estimated to be $554 billion in 2025 and is expected to reach approximately $812 billion by 2029, representing a 10% CAGR, per eMarketer. Within mobile, global in-app ad spend is estimated to be approximately $332 billion in 2025 and is predicted to reach approximately $617 billion by 2030, representing an approximate 13.2% CAGR, according to the Altman Solon Report.

The mobile in-app advertising market includes two segments: (i) closed ecosystems, often referred to as “walled gardens,” which focus primarily on audiences on their owned and operated properties and (ii) independents, which provide advertisers access to the broader app economy. We operate in the second segment: we are an independent platform connecting users with the apps they love in the broad and rapidly growing open app economy. To effectively reach all audiences and match engagement trends, advertisers are increasingly turning to independent players who are more effective in the open app economy.

The Altman Solon Report estimates that the gross serviceable addressable market2 for independent ad tech platforms is approximately $79 billion in 2025, estimated to expand to approximately $136 billion by 2030, representing an approximate 11% CAGR. Growth within this market is expected to be broad-based and bolstered by non-gaming categories, which are projected to grow at an approximate 14% CAGR from 2025 to 2030, according to the Altman Solon Report, surpassing the forecasted open app ecosystem growth of larger walled garden ecosystems outside their owned and operated properties. Growth in non-gaming categories is forecasted to surpass overall growth due to the broader commerce media opportunity with retailers and large consumer brands establishing more sophisticated user engagement and targeting strategies, including investing in their own mobile applications.

Despite the volume and depth of engagement in apps, mobile in-app advertising remains significantly under-monetized relative to other digital and legacy channels. As of 2024, ad spend per user hour is approximately $0.07 within third-party apps, compared to approximately $0.14 per user hour in walled-garden mobile apps, approximately $0.24 per user hour in CTV, and approximately $0.38 per user hour in traditional TV, representing an approximate 2.0x gap as compared to walled garden mobile apps, an approximate 3.5x gap as compared to CTV and an approximate 6x gap as compared to traditional TV, according to the Altman Solon Report.

This gap, combined with the concentration of time spent in apps and the app-first habits of younger cohorts, has driven a multi-year realignment of advertiser budgets. As advertisers are actively working to shift budgets away from traditional TV and towards mobile, they work with partners that deliver similar scale to older formats.

Ad Budgets are Shifting from Brand to Performance

Budget reallocation is driven by the convergence of engagement and measurability. With user attention decisively shifting to in-app, many performance marketing budgets remain trapped in legacy media and web-era infrastructure, which we expect to create a runway of long-term growth for our business as marketing budgets catch up to where users are spending more of their time.

Advertisers are also shifting spend from brand or awareness oriented goals, toward outcome-based marketing that provide reach, addressability, and closed-loop measurement, as well as partners that combine scale, precision, and measurement to achieve these goals.

Advancements in technology have redefined advertiser expectations. AI and machine learning now underpin campaign execution for the leading performance advertising platforms, enabling predictive targeting that can deliver significant uplift in campaign outcomes. This is causing advertisers to rethink their budgets and shift more dollars towards performance marketing.

Survey results across the advertising industry suggest performance budgets have continued to increase. According to The CMO Survey of 260 respondents, 69% of advertisers surveyed in 2024 are increasing budgets towards performance versus 60% in 2023. Similarly, according to a survey of 1,400 advertisers conducted by WARC, 46% of respondents in 2023 planned to increase their

2 Shown as serviceable addressable market for independent ad tech platforms based on a gross revenue basis (including publisher’s share of revenues).

performance budgets versus 41% in 2022. Buyer behavior reinforces this trajectory: of 90 advertisers surveyed by Altman Solon as reflected in the Altman Solon Report, 87% indicated willingness to increase budgets at the lowest performance threshold surveyed (10% KPI over expected performance), with that percentage increasing to 100% as performance increases (30% KPI over expected performance).

Key Opportunities in the App Economy

Commercialization of the App Economy

While mobile app creation has become easier and the number of apps has proliferated, effective commercialization has emerged as a large opportunity in the ecosystem.

Mobile applications monetize primarily through two models: in-app purchases (“IAP”) and in-app advertising (“IAA”). Although both are widely used, many developers rely on IAA to supplement revenue given most apps are free to download and use.

We consider IAA a critical source of monetization, enabling developers to generate revenue without charging users directly, which is a preferred approach for apps prioritizing broad reach and low consumer cost. At scale, apps rely on SSPs to connect their audience base with diverse and relevant advertiser demand to maximize revenue across large volumes of ad impressions. SSPs also enable engaging ad formats that maximize monetization while balancing user experience.

Mobile in-app advertising auctions stimulate and expand consumer demand, making them “positive-sum” marketing environments.

We view there to be little direct overlap in advertising demand across the vast supply of in-app impressions. IAA differs from traditional ad channels as the pool of potential consumers is extremely large. As a result, the variety of advertisers and campaign goals means there are fewer direct bids competing for the same impression. In addition, each DSP’s machine learning technology optimizes toward discovery of different types of users, further reducing direct overlap and allowing many advertisers and platforms to execute effective campaigns in parallel.

Certain qualities of in-app ads make them especially effective at creating new consumer demand: they are designed to capture full user attention, are highly engaging, and provide environments where consumers are comfortable making significant purchases. As a result, mobile apps represent one of the most effective mediums to drive consumer spending, encouraging advertisers to increase spend and fueling demand for both advertisers and publishers.

Challenges Faced by In-App Advertisers

Advertisers face challenges acquiring profitable users at scale. As advertisers shift budgets away from traditional media into in-app formats, they must navigate a diverse and fragmented app ecosystem. Driving user acquisition requires expertise and technology to find, price and attract the right users to drive growth.

Current buying tools often lack flexibility to meet company-specific goals. Many solutions are designed for one-size-fits-all objectives and do not allow advertisers to configure ads around their own performance metrics, such as retention, subscription conversion, or driving high-value outcomes like bookings or purchases. This combination of fragmented supply, limited data visibility, and rigid tools restricts advertisers’ ability to scale spend efficiently.

The growing abundance of apps, which is accelerating due to the proliferation of generative AI technologies, increases the importance of discovery and marketing as the mode of differentiation for mobile app developers. The ease of making apps, facilitated in part by an ongoing adoption wave of generative AI code composition tools for developers, is further fragmenting an already voluminous market comprised of over four million apps available through the Google Play and Apple App Store combined, according to 42matters.

Challenges Faced by In-App Publishers

Publishers seek to maximize advertising dollars while minimizing disruption in their business. The primary way apps display ads is through an SDK provided by a third party and embedded in the underlying code of the app. Integrating SDKs requires operational resources and distracts from core operations. Because SDKs are embedded, each integration carries performance and maintenance costs; publishers therefore limit partners, which can restrict access to demand and can make a broad-reach SDK, such as ours, highly valuable.

Publishers must also maintain ad quality, viewability, and brand safety, as well as mitigate fraud without degrading user experience or retention. These challenges increase the importance of platforms that (i) operate natively in-app where budgets concentrate, (ii) provide scaled access to diversified supply and demand, (iii) optimize to publisher monetization outcomes, and (iv) support privacy-aligned measurement, including modeled attribution and incrementality testing.

Liftoff Helps Power the App Economy

We built our Company to address the varied needs of customers across all major verticals of the app economy. Our technology platform includes:

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Cortex, our advanced neural network-powered prediction engine, is the core AI technology that powers our entire business and provides the backbone for our innovative solutions and continuous improvement.
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Our leading DSP facilitates profitable user acquisition for advertisers through advanced algorithms that deliver precise targeting, underwriting, and conversion, which collectively drive user acquisition results across the app economy.
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Our widely-adopted SSP provides high quality ad inventory for our DSP and third-party DSPs, to drive high ad monetization for publishers. As of September 30, 2025, our SDK was integrated into over 140,000 apps facilitating direct access to in-app users at scale as well as giving us proprietary supply access and high-fidelity user data that enhance our prediction models and bidding efficiency.
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Our operating model extends the capabilities of our core technology platform through configurable, scalable, and reusable modules called Adapters.

We believe the combination of these capabilities that underpin our technology platform allows us to drive differentiated returns for our advertiser customers and differentiated monetization for our publisher partners.

Cortex: Our Advanced Neural Network Technology

Cortex, our proprietary neural network-powered AI prediction model, is the foundation of our technology platform. Neural networks can process exponentially more data and calibrate to bidding signals much faster than previous model paradigms. Neural networks can also continuously self-learn to improve predictive performance even before additional R&D investment is made. These advancements result in greater precision in identifying valuable users for advertisers, efficiently targeting such users with the right ad creatives, and ultimately driving outcomes aligned with advertiser specific goals – a process referred to as “underwriting.”

Since we transitioned from our legacy linear regression models to Cortex from the fourth quarter of 2023 through early 2025, we have realized the benefits of this step-function change in technology. Cortex can:

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Process more than 21x the data that pre-Cortex models could, an advancement which improves predictions and leads to more profitable spend, thereby optimizing user acquisition performance — a core capability of our DSP technology; and
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Increase test throughput by a factor of 4x compared to its predecessor models.

The transition to Cortex enables rapid, ongoing model improvements, driven by richer data, faster testing, and neural networks self-learning, and delivering increasingly better and faster results for our customers. As an example, Cortex delivers scale and enhanced performance ramp-up for our customers with new campaigns able to reach final optimization in less than a day. Cortex drives better day-one performance and continuous self-learning, which we further augment with targeted model enhancements. The result is continuous improvement in model performance, expanding our competitive differentiation. We consider the transition to neural network technology to have reinforced our strong market position, financial performance, and ability to grow faster than our market, and this has resulted in eight straight quarters of sequential Core Advertising revenue growth at an average of 9% over the trailing eight quarters ending September 30, 2025.

Innovative Combination of DSP and SSP

Our DSP empowers advertisers to programmatically deploy user-acquisition budgets and drive profitable user growth across a broad universe of mobile apps. This sophisticated platform is backed by our Cortex technology, which excels at underwriting. We believe our DSP excels in driving performance through optimization of advertisers’ direct objectives. While the specific objective might vary by advertiser, the end goal is the same: acquire users to drive growth. As such, when we deliver user growth for our customers, their marketing budgets tend to expand in tandem. Our platform also supports robust AI for creative development, creative testing, and optimization by utilizing machine learning to iterate and refine ad creatives for increased conversion, thereby maximizing ad performance. Liftoff’s DSP bids on ad impressions across all publishers, not just apps where its SSP has a direct SDK integration, offering advertisers access to a wide footprint of potential future users for their products and services.

Our SSP, powered by our widely distributed SDK, serves as the entry point to reaching the end user. The SDK enables publishers to execute the selling, management, and optimization of their digital advertising inventory leading to increased advertising revenue and, critically, serves as a direct distribution channel for our DSP. Our SSP additionally allows third-party DSPs to access users using our technology. Our SSP is designed to connect a wide universe of advertisers, with mobile in-app users. For publishers, our SSP automates programmatic ad impression sales, by matching bids in real time to maximize yield and fill rates. Our SSP also provides publishers with granular control over their ad inventory, allowing them to define ad formats, set pricing, manage ad quality, and enforce brand safety measures. We believe our robust infrastructure and wide demand access, combined with advanced yield optimization tools and comprehensive analytics, helps maximize publishers’ revenue potential and strengthens our SSP solution.

Our unified performance platform combines the strengths of our DSP and SSP to deliver significant customer value on both sides of the marketplace. We can serve either side of any auction, leveraging the technological strength and underwriting capabilities of a leading DSP and the direct user reach of a leading SSP. We believe our SDK integration, which has over 140,000 publisher apps worldwide as of September 30, 2025, provides a performance and data advantage. Our unified view of price, supply, and demand enables us to achieve higher auction win rates with lower latency. Moreover, our broad ecosystem access, connecting to both our own SDK and all other major SSPs and DSPs, provides scale and maximizes ad opportunities. The high visibility into the auctions that we bid in enables us to optimize our underwriting to both maximize the value of ad spend for advertisers and drive strong yields for publishers. Thus, this deep integration of our DSP and SSP enhances the overall value we deliver to our customers, which we expect to strengthen our customer relationships, drive high revenue retention, and enable durable growth for our business.

Differentiated Operating Model: Extending Reach of Our Core Technology Platform Through Adapters

We address the diverse challenges and opportunities of customers across sectors through modular technical enhancements that we call Adapters built on top of our Cortex-powered platform. Our customers’ requirements are not “one-size-fits-all” — they span many industry verticals and have differing performance criteria, underlying business models, approaches to user acquisition, and “last-mile” obstacles that prevent them from realizing the full benefits of performance marketing. A typical standalone DSP or SSP does not solve customer needs consistently across the app economy. Adapters are technical solutions that bridge from core technology platform to business outcomes—tuning performance to customer objectives and workflows. They extend the reach of our platform and are a major enabler of marketing performance and spend growth on Liftoff’s platform.

Our cross-functional R&D, go-to-market, and operations teams collaborate to apply existing Adapters to defined problems and, when appropriate, develop new ones with scalable architectures that extend beyond their initial deployments. We originate new Adapters where a market gap exists and a standardized solution can expand access and performance across customers. Each new Adapter becomes part of Liftoff’s expanding Adapter technology suite, enhancing our ability to address customer challenges through reusable and proven solutions. Existing Adapters can be applied to other relevant customers, and when new Adapters are launched, we endeavor to broaden adoption across all our customers that benefit from the enhanced capabilities.

Our Adapters are organized into three categories: data-based targeting, dynamic delivery, and ad creative storytelling:

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Data-Based Targeting: Our data-based targeting Adapters category optimizes toward advertiser-defined events, such as purchases, subscriptions, and other customer-defined signals, that drive profitable user acquisition. Cortex trains against these objectives, improving feature selection, bid targeting, and measurement fidelity without custom engineering, with full observability of inputs and outcomes.
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Dynamic Delivery: Our dynamic delivery Adapters can control when, where, and how ad spend is deployed, increasing spend in critical time periods (launch events, intraday targeting, etc.) or “pacing” spend to ensure consistent performance. They also work to deliver ad spend where it is most effective. For instance, these Adapters enable geo targeting for iGaming as well as controls for brand safety and fraud-mitigation.
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Ad Creative Storytelling: Our ad creative story-telling Adapters build and optimize ads that update in real time based on customer data. Using connected templates and automated variant testing, they deliver high-performing ad experiences that convert efficiently at scale. For instance, we can ingest live crypto prices or real-time sports odds directly into ads to make them more relevant and engaging.

Solving these customer challenges through Adapters is a key part of Liftoff’s differentiated operating model that amplifies the capability of our core platform. We have consistently expanded our Adapter technology suite, adding new, extensible solutions that are designed to unlock revenue across customers and verticals. Operating in this scalable model, building once and extending Adapters broadly, has driven further growth.

Value Proposition to Our Customers

Our platform delivers significant benefits to both sides of the app economy — in-app advertisers and app publishers. For in-app advertisers, we identify and deliver users at the right price to drive their economic models. We believe our innovative combination of DSP and SSP capabilities and assets, built on Cortex, enables scalable, profitable user acquisition for apps across the ecosystem. Additionally, Adapters unlock ad budgets that may otherwise go unspent or less efficiently spent. Our vertical-agnostic approach, with slightly more than half of our advertiser revenue coming from verticals outside gaming, showcases our ability to drive performance and value across the app economy. This comprehensive platform, coupled with a focus on delivering strong outcomes for advertisers according to their specific needs, increases ad budgets and creates a self-reinforcing business model. Our ability to sustain growth is intrinsically linked to our ability to power our customers’ success.

For app publishers, we provide a comprehensive ad monetization platform that helps maximize revenue from their advertising inventory. Our SDK possesses the unique ability to access both premium Liftoff DSP demand and third-party DSP demand, optimizing publisher yield across the broadest range of advertisers. As of September 30, 2025, 33% of our supply exists in verticals outside gaming, and this percentage has rapidly increased as non-gaming apps increasingly focus on monetization. This supply base is highly differentiated when compared to our predominantly gaming-focused SSP peers. This non-gaming supply leadership builds on our vertical-agnostic DSP, and as app economy verticals are created and expand, both sides of our business grow, delivering more demand to our publishers and encouraging SDK adoption.

Our Competitive Strengths

Sophisticated Machine Learning and Optimized Infrastructure. Our core technology platform is designed to deliver durable, compounding outcomes for customers through advanced neural network–based machine learning and an optimized technology stack. At its core is Cortex, our proprietary, advanced, and continuously self-improving neural network prediction engine, paired with a flexible cloud architecture that supports high-ingestion modeling, increased experimentation, and rapid optimization. This technology translates into more accurate predictions, tighter feedback loops, and sustained customer performance at scale. Since introducing our neural network engine, we have observed a clear inflection in performance and accelerated revenue growth that continues today, reflecting higher win rates, improved customer outcomes, and broader budget allocation from customers.

Broadly Proliferated Monetization Software. As of September 30, 2025, our SDK was integrated into over 140,000 apps, which allows us to reach a wide audience of mobile app users directly through high-quality, engaging ads. This access is across app verticals and drives strong ad monetization for our vast range of publisher customers. We believe this broad SDK footprint represents a durable moat. Publishers typically integrate only a limited number of third-party SDKs, which are highly sticky with low switching rates due to operational complexity, incremental engineering costs, and the risk of revenue disruption. Our direct SDK integrations materially enhance our performance and real-time data flow and quality, strengthening our ability to learn and adapt models in real time.

Unified Demand and Supply Platform. We operate a unified platform that combines leading-edge demand and supply at scale. Our powerful DSP technology efficiently identifies relevant, profitable users for advertisers. Our SSP provides an efficient path for our DSP to reach those users. This combination enhances real-time data symmetry to improve underwriting and bidding effectiveness and provides improved customer performance. It also leads to broader ecosystem access as our DSP accesses third party supply and third party DSPs utilize our SDK to reach end users. We believe this combination of DSP and SSP technologies at scale is unique in our market.

Configurable Adapters Expand Value Proposition for Diverse Customer Base. Our configurable Adapter layer enhances our core technology platform to improve outcomes across verticals and use cases. We design Adapters to scale across customers and verticals. This approach systematically unlocks incremental spend by meeting the performance requirements of customers across different verticals. Conversely, we believe peer solutions typically lack this modularity, resulting in rigid products that cannot universally meet the needs of all app developers. We set ourselves apart through our ability to develop and deploy Adapters at scale to solve vertical-specific problems.

Experienced Team with Relentless Focus on Innovation. We believe we have a strong customer-centric orientation and relentless focus on product innovation. As of September 30, 2025, approximately 85% of our employees are dedicated to delivering customer outcomes, of which approximately 61% are in technical roles. Our senior leadership team has an average tenure of eight years at Liftoff and twelve years in ad tech. We reinforce this experience and technical strength with a performance-driven culture and strong employee retention, enabling us to preserve and compound institutional knowledge while sustaining execution as we scale.

Our Growth Flywheel

There are two fundamental characteristics of our business that drive the powerful virtuous cycle that fuels our ability to grow as our customers do.

The first characteristic relates to the fundamentals of mobile performance marketing. Mobile performance marketing offers precise, per-user ROI tracking, enabling advertisers to scale spend rapidly when profitability goals are met. Unlike other types of marketing, if we deliver against known customer requirements, spend often increases in real time. In a survey of user acquisition managers performed by Altman Solon as reflected in the Altman Solon Report, 87% indicated willingness to increase budgets at the lowest performance threshold surveyed (10% KPI over expected performance), with that percentage increasing to 100% as performance increases (30% KPI over expected performance). This performance threshold is on a per campaign or partner basis. Advertisers will increase budgets for any profitable spend, independent of overall budget or the performance of other providers.

Second, our unified DSP and SSP platform, powered by Cortex and augmented with our configurable Adapters, creates a compounding data flywheel. As advertisers hit performance KPIs, they may increase their spend — feeding more data into Cortex, improving model accuracy, and campaign outcomes. Adapters amplify this effect across verticals, unlocking more spend and expanding market reach. Increased demand drives more supply via SDK integrations, reinforcing growth. This virtuous cycle underpins our durable performance, reflected in our 124% LTM Core Advertising Net Dollar Retention for the period ending September 30, 2025.

Our growth cycle facilitates existing customer expansion and drives new customer acquisition. Each iteration strengthens the flywheel, making our models faster, more accurate, and better at delivering results to more customers.

Our Growth Strategy

Our position in the app economy, the differentiated way we serve it, and the self-improving nature of our technology create the foundation for our compounding revenue growth. Our operating model and vertical-agnostic approach allow us to serve the entire app economy including nascent and to-be-identified verticals. As the app economy expands through new app categories, we believe we are well positioned to serve them. We expect growth of the app economy will increase our opportunity set, lead to additional momentum and accelerate our self-reinforcing growth flywheel.

Continued Technology-Driven Compounding Growth Through AI Self Learning. As we continue to scale and process increasing volumes of data, Cortex is designed to continuously self-improve and further accelerate our compounding revenue growth. Having transitioned to neural network-based models only about two years ago, we expect Cortex’s capabilities to expand significantly as we capture more data and deploy ongoing model and infrastructure enhancements.

The increased computational power of Cortex enables us to leverage richer data sets to enhance our predictive models. Through our unified platform, we have direct access to a growing volume of data signals through our SSP. These signals further refine our underwriting capabilities and drive improved advertiser performance. As we ingest data across diverse verticals, our models benefit from less-correlated inputs, enabling unique insights that compound performance improvements over time.

Cortex remains early in its evolution, and continued advances in model architecture, training efficiency, and data scale will further enhance advertiser performance, increase publisher revenue, and strengthen the overall efficiency of our ecosystem. This creates a self-reinforcing cycle that drives incremental advertiser spend and attracts additional supply partners.

New Market Expansion and Emerging Demand Verticals. We continuously identify potential customers to acquire in emerging demand verticals across the app economy. Our team’s dedicated approach enables us to extend into new app categories as they scale, with a focus on high-growth segments. Our recent success in the iGaming and fintech verticals, among others, gives us confidence in our ability to rapidly enter new categories.

Increasing Supply Outside Gaming. As mobile adoption and engagement expands, many companies are developing apps to engage consumers in their own mobile environment. Many of those apps are now seeking monetization opportunities given the engagement in their apps and the opportunity to drive incremental revenue—in particular for apps outside the gaming vertical. We expect this trend to continue and accelerate. As of September 30, 2025, 33% of our total traffic acquisition costs were paid to publishers of non-gaming apps. As such, we consider ourselves well-positioned to capture disproportionate spend migration from non-mobile formats to in-app environments outside of gaming.

AI App Supply and Demand. AI chat and productivity apps are surging in popularity across the app stores. As these apps are increasingly used for search or product discovery, we expect at least a portion of them to monetize that engagement through ads. AI-based apps will also look for demand partners as “virality” decreases and competition increases. Our ability to serve all app categories is expected to place us in a leadership position for this business.

Opportunistic Acquisitions. We believe we have a strong track record of identifying and integrating complementary technology businesses and teams. The combination of legacy Liftoff and Vungle represented a significant merger in our industry. The merger between legacy Liftoff and Vungle and the subsequent successful integration contributed to our strong competitive position on both the demand and supply-side as well as the significant growth we are now experiencing. We have acquired and integrated several smaller businesses which have enabled us to build out incremental functionalities including LTV optimization technology, interactive creative development, user-generated creative content, and app monetization intelligence SaaS and rich contextual data. Key members of our team today come from prior acquisitions, a testament to our ability to identify and retain top talent.

On top of our experience integrating acquired businesses, we believe our position in the ecosystem and longstanding relationships allows us to quickly and efficiently evaluate compelling opportunities that have the potential to deliver significant synergies.

Collectively, these initiatives form a comprehensive growth strategy designed to build new layers of expansion on top of our AI-driven platform. We believe our position serving all the verticals of the app economy on both the demand and supply side uniquely positions us to capture and power growth as the app economy expands.

Our Customers

Our customers span the app economy, from mobile-first companies whose product is their app, to enterprises that rely on apps to reach users. For the twelve months ended September 30, 2025, our customer base included 871 Demand Side Customers, spanning verticals including social, e-commerce, financing, utility, entertainment, gaming, and beyond. Among our advertiser customers (excluding third-party programmatic platforms which spend on our SSP), slightly more than half of our advertiser revenue came from verticals outside of gaming for the nine months ended September 30, 2025. No single customer accounted for more than 7% of our Core Advertising revenue for the nine months ended September 30, 2025. We believe that our balanced mix of customers across the gaming vertical and outside of the gaming vertical combined with low customer concentration reduces revenue volatility and enhances resilience.

As our customers succeed, we have seen them continue to turn to us for more of their user acquisition, driving our cycle of growth. This empowers us to invest in further growth and innovating our platform, resulting in a virtuous flywheel with strong network effects: we grow as our customers grow. As of the twelve months ending September 30, 2025, we had 362 customers contributing more than $100,000 of Core Advertising revenue, an approximately 18% year-over-year increase from 306 as of September 30, 2024, demonstrating our value proposition for customers that continue to spend more with Liftoff. Furthermore, our LTM Core Advertising Net Dollar Retention of 124% for the period ending September 30, 2025 reflects strong customer utilization of and deep trust in our platform. As described in above sections, our Adapters, which we categorize between data-based targeting, dynamic delivery, creative optimization, and format innovation, give our customers the ability to calibrate campaigns to customer- and vertical-specific goals, supporting customer expansion on our platform.

In the nine months ended September 30, 2025 and 2024, 36% and 40% of our combined revenue was generated by customers in the Americas, 31% and 34% was generated by customers in EMEA, and 33% and 26% was generated by customers in the APAC region, respectively.

Sales and Marketing

Our GTM approach is built on a broad product portfolio, differentiated performance, the strength of our reputation in the app economy and the close integration between our sales, product, and operations functions. Our sales force is organized by region and customer type, combining deep market expertise with strong commercial execution. This structure drives a healthy pipeline of new business and consistent inbound demand through our reputation for performance and reliability.

This integrated model supports a natural land-and-expand framework. Our diverse technology platform offers multiple, complementary entry points for app developers to participate as advertisers, publishers, or both. From there, we typically begin engagements with an initial deployment designed to align on objectives and performance metrics. As results are achieved and goals are met and exceeded, customers often expand their engagement—naturally through improved outcomes and, when relevant, through the deployment of Adapters that extend our core platform capabilities to address common obstacles in user acquisition.

Competition

We compete across the app economy with both walled-garden platforms and independent ad tech, including a small subset that operate integrated demand and supply at scale. This includes solutions for user acquisition, user engagement, app monetization, creative design and optimization, as well as monetization and analytics. While the markets we serve are rapidly evolving and competitive, most of our competitors offer point solutions that represent a subset of the solutions that are available on our platform.

Various technology platforms of different sizes compete with us, including large technology companies such as Google, Meta and Amazon, which monetize advertising through their proprietary ecosystems. We also face competition from independent platforms such as AppLovin, Unity, and Moloco, which provide mobile marketing and monetization solutions. In addition, we compete with companies that offer enablement point solutions, including user growth and acquisition tools, ad creative solutions, demand-side platforms, ad networks and exchanges that connect marketers with publishers to sell ad impressions directly or through real time bidding. Unlike many point solutions, our unified DSP + SSP provides direct user reach, data symmetry and economics that a standalone DSP or SSP typically cannot match.

The markets that we serve are evolving rapidly, as the market continues to introduce additional technologies, innovations, and new channels. Based on our experience, we believe this market is characterized by multiple successful participants rather than a “winner-takes-all” dynamic. We expect new entrants to arrive and to compete within our market as enterprises are placing a greater emphasis on growing, measuring, and generating greater ROI for ad spend. We believe that the principal competitive factors in our market are:

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Neural-Net Machine Learning: Essential for precise targeting, personalization, and optimization of ad campaigns.
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Broad, SDK-Driven Reach & Global Scale: Leveraging extensive user data for highly effective ad placement and outcomes.
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Scaled and Optimized Infrastructure & Global Reach: The capacity to manage billions of ad impressions daily across a vast number of mobile apps and countries.
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Performance Optimization & Comprehensive Analytics: Providing measurable results, KPIs, and actionable insights for advertisers.
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Strong Customer-Centricity & Relationships: Building trust and fostering deep connections with both advertisers and publishers.
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Adherence to Compliance & Fraud Prevention: Ensuring privacy regulations (like GDPR/CCPA) are met and effectively combating ad fraud.
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Integrated Demand & Supply-Side Solutions: Offering comprehensive, end-to-end services within the ad tech ecosystem.

We believe we compete favorably with respect to these factors.

Our Culture and Values

Our values define the high-performance behaviors and culture authentic to Liftoff’s business. These four core values reflect how we show up and approach each day:

Growth Mindset. We experiment relentlessly—without fear of failure and in constant pursuit of growth—and actively solicit feedback to advance both ourselves and customer performance.

Guided By Data. Numbers are the language of our business. We set goals, measure results, then adapt and evolve based on data.

Agency & Urgency. We avoid bureaucracy and move fast when it matters. We recognize what we can control and are empowered to take action in solving problems.

In This Together. We care deeply, optimize for our customers’ and broader team’s success, reach beyond department borders, and celebrate everyone’s unique contribution.

We emphasize innovation, operational agility, and technical excellence in service of customer outcomes. In a fast-moving and highly competitive market, small advantages compound; agility and world-class machine learning are critical strengths. Every team shares responsibility for delivering innovation to our customers, pairing machine learning with engaging ad formats and creatives, and leveraging performance insights and industry trends to optimize impact. Our customers rely on our platform technology, SSP partnerships, and SDK to deliver high-quality end-user experiences.

To reinforce our culture of high performance, we: (i) define and hold ourselves accountable to high-performance behaviors; (ii) provide continuous feedback at the pace of our work and act on it; (iii) invest in coaching and reward high performers; (iv) drive transparency with clear company communication; (v) set goals and measure what matters; and (vi) are disciplined with our investments, using rigorous ROI analysis and explicitly saying “no” to distractions from our long-term strategies.

Approximately 85% of our employees focus on customer outcomes, and we have historically had single digit “regrettable turnover3” rates. Our senior leadership averages an 8-year tenure, enabling deep institutional knowledge, technical depth, and a sustained commitment to customer impact.

3 Regrettable turnover is defined as employee departures the company would have preferred to retain, and that were subsequently backfilled.

Our Employees

As of September 30, 2025, we have a total of 635 full-time employees, across 12 offices in 10 countries. Our senior leadership team has an average of 12 years of ad tech industry experience and approximately 51% of our employees work in technical roles globally. Our geographic diversification enhances our ability to retain and attract highly skilled talent as well as manage our headcount costs. As of September 30, 2025, 44% of our full-time employees were located outside of the United States.

None of our employees are represented by a labor union. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be positive. We are focused in our efforts to identify, attract, and retain employees who are aligned with our values, and we seek to provide competitive cash and equity compensation.

We believe that our employees’ unique and diverse fingerprints are critical to our team’s success. While we are early in our journey, we are enabling each employee’s sense of belonging, nurturing an inclusive work environment and committing to a diverse team long term.

Intellectual Property

Our proprietary solutions include AI technologies, creative optimization tools, SDK architecture (SDK) and exchange technologies (SSP), among others. As of September 30, 2025, our patent portfolio included 18 U.S. issued patents, three U.S. pending patent applications, and three foreign counterpart issued patents. Our U.S. issued patents, and any patents that may issue from our U.S. pending patent applications, are generally in effect for 20 years from the date of filing, subject to any patent term adjustments or extensions. Our U.S. issued patents are expected to expire between April 2035 and March 2042.

Our Liftoff Mobile design logo, “Liftoff” and our other registered or common law trademarks, service marks and trade names appearing in this prospectus, including “Vungle,” are the property of the Company, and are the subject of approximately two dozen U.S. and foreign registrations and pending applications. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Our success and competitive advantage depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights, including with respect to our proprietary AI technologies, creative optimization tools, algorithmic approach, unique SDK architecture and software, and to operate without infringing, misappropriating or otherwise violating third-party intellectual property and other proprietary rights. We seek to accomplish these objectives and otherwise ensure continued product leadership and intellectual property defensibility through a disciplined R&D investment strategy, by obtaining intellectual property rights in and protecting our assets through a combination of patents, patent applications, registered and unregistered trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, nondisclosure agreements with third parties, and other contractual measures. Though we rely in part upon these legal and contractual protections, we believe that factors, such as our unique position in the mobile app economy, our expertise and the determination of our employees, and the functionality and flexibility of our software in an ever-evolving industry, are also key contributors to our success.

We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives and maintain our competitive position. Notwithstanding these efforts, there can be no assurance that we will adequately obtain, maintain, protect, defend or enforce our intellectual property or other proprietary rights, including with respect to AI technologies, or that doing so will provide any competitive advantage. In addition, the laws of some foreign jurisdictions do not protect intellectual property or proprietary rights to the same extent as the laws of the United States, and many foreign jurisdictions do not enforce these laws as diligently as government agencies and private parties in the United States.

We take steps to protect our trade secrets and confidential or proprietary information, in part, by entering into confidentiality agreements with our employees, consultants, developers, vendors and other third parties, and generally limiting access to and distribution of our proprietary information. However, we cannot assure you that the steps taken by us will prevent unauthorized access to or misappropriation of our intellectual property or other proprietary rights, including in connection with the use of AI technologies. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or reverse engineer aspects of our software or obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult and time consuming.

Further, our intellectual property rights may be invalidated, circumvented, challenged, narrowed in scope or rendered unenforceable. See the section titled “Risk Factors—Risks Related to Intellectual Property” for more information regarding risks related to intellectual property.

Regulatory (Security, Privacy, Data Protection and AI)

We are subject to various foreign, federal, state, and local laws, rules and regulations, industry standards, and other legal obligations that affect companies conducting business on mobile platforms, including those relating to privacy, data protection, AI, the Internet, behavioral advertising, mobile applications, content, advertising and marketing activities and consumer protection. New and evolving laws, rules and regulations, industry standards, and other legal obligations, and trends and changes in their enforcement and interpretation (including, for example, by the SEC’s CETU), may require changes to our technology, solutions, or business practices, which may significantly limit the ways in which we collect, use, receive, store, disclose, maintain, transfer and otherwise process data, including personal information of individuals, communicate with customers, serve advertisements and generally operate our business. This may increase our compliance costs and otherwise adversely affect our business and results of operations. As our business expands to include additional solutions, including AI technologies, and industries, and our operations continue to expand internationally, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny.

The data we collect and otherwise process is integral to our business, technology, solutions and services, and provides us with insights to optimize our software. Our business subjects us to numerous foreign and U.S. state and federal laws, rules and regulations addressing privacy, data protection and the collection, storing, sharing, use, transfer, disclosure, protection and other processing of certain types of data. Such laws, rules and regulations include, for example, the EU GDPR as implemented by EU member states, ePrivacy Directive implementations, the Privacy and Electronic Communications Directive 2002/58/EC, the UK Data Protection Act 2018, the UK Data Use and Access Act 2025 and the UK GDPR, Brazil’s LGPD, China’s DSL, PIPL and CSL, COPPA, Section 5 of the FTC Act, the CCPA and other U.S. state privacy legislation, and other applicable laws, rules and regulations globally. Non-compliance with these laws could result in significant fines, regulatory investigations and inquiries, reputational damage, orders to cease or change our practices or policies with respect to the processing of data, enforcement notices or assessment notices for a compulsory audit, civil claims for damages, and associated costs, diversion of internal resources and time and attention from management. Although we take extensive efforts to comply with all applicable laws, rules and regulations, we can provide no assurance that we will not be subject to litigation or regulatory or private actions, including substantial fines, for non-compliance with such laws, rules and regulations, including in the event of a data breach or security incident. In addition, operating system platform providers or app stores, such as Apple or Google, or other relevant third parties may change their technical requirements, guidelines, terms of use or policies in a manner that adversely impacts the way in which we or our customers collect, use, share and otherwise process data from end-user devices. Restrictions on our ability to collect, use, share and otherwise process data from end-user devices as desired could negatively impact our platform and have a material adverse effect on our and our customers’ businesses.

In addition, regulatory developments, including the Bulk Data Rule (as described in the “Risks Related to Legal and Regulatory Matters” section), could have a material adverse effect on our business and that of our customers. Failure to comply with the Bulk Data Rule may result in significant fines and regulatory investigations, and could materially and adversely affect our investment activities, operational flexibility, and our ability to achieve our investment objectives.

We work to comply with applicable laws, regulations and frameworks relating to privacy, data protection and information security, and AI. We have implemented a comprehensive data privacy program, designed for compliance, risk mitigation, and supporting future growth, that strives to adhere to applicable privacy and data protection laws and frameworks including the GDPR, the CCPA and Apple’s “App Tracking Transparency” privacy framework with respect to app user activity tracking. We maintain a dedicated team, with clear roles and responsibilities and executive management oversight, that is responsible for overseeing compliance with data protection, privacy, information security and AI laws, rules, regulations, policies and standards that are applicable to our business, and have appointed a Data Protection Officer. We also maintain privacy information notices for individuals whose personal information is processed, collect consent where required, enter into data processing agreements, conduct data protection impact assessments, product and feature reviews, maintain lists of data that we collect and process, respond to privacy-related queries and requests, and conduct annual employee security awareness training and role-based privacy training for teams handling personal data. This helps underpin our strategy of building trust and providing a strong experience to customers. We take a variety of technical and organizational security measures and other procedures and protocols to protect data, including data pertaining to customers and employees. We source data through vetted channels, and operate our models on aggregated, anonymized data where feasible, with personalized data used only with explicit user consent or otherwise as permitted by law. We believe we are well-positioned within the evolving regulatory landscape, with technology designed to operate effectively under current privacy constraints. However, despite measures we put in place, we may be unable to anticipate, prevent or effectively or timely remediate any unauthorized access to, use or disclosure of data, including personal information.

To read more about our approach to laws, rules and regulations relating to privacy, data protection, and information security, please see the section titled “Risk Factors—Risks Related to Legal and Regulatory Matters—We are subject to laws, rules, regulations, industry standards and contractual obligations concerning privacy, information security, data protection, AI, breach notification, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws, rules, regulations and industry standards are continually evolving and increasingly stringent. Our actual or perceived failure to comply with these obligations could adversely affect our business, financial condition, and results of operations.”

Facilities

Our corporate headquarters is in Redwood City, California, where we currently lease approximately 27,000 square feet under a lease agreement that expires on April 30, 2028. In addition, we maintain a broad footprint through a network of additional offices in the United States in Costa Mesa, California; San Francisco, California; Los Angeles, California; New York, New York; and in Beijing, China; Helsinki, Finland; Paris, France; Berlin, Germany; Seoul, South Korea; Singapore, Singapore; and London, United Kingdom.

We believe our facilities are suitable for current needs, and that additional space is available as needed.

Legal Proceedings

We are subject to various legal proceedings, claims, and governmental inspections, audits or investigations arising out of our business which cover matters such as general commercial, regulatory, product liability, environmental, intellectual property, privacy and cybersecurity, employment and other actions that are incidental to our business. Although the outcomes of these various legal proceedings and claims cannot be predicted with certainty, in the opinion of management, we are not currently a party to any legal proceedings that, if determined adversely to us, would have a material adverse effect on our financial position or results of operations.

Management

Directors and Executive Officers

Set forth below is a list of the names, ages (as of January 28, 2026) and positions of all directors and executive officers of Liftoff Mobile, Inc. at the time of this offering.

Name	Age	Position
Jeremy Bondy	38	Chief Executive Officer and Director
Tarek Kutrieh	48	President and Chief Financial Officer
Andre Tutundjian	41	Chief Operating Officer
Susan Rickard Hansen	50	General Counsel and Corporate Secretary
David Habiger	56	Chair of the Board of Directors
Sachin J. Bavishi	41	Director
Simon R. Goldman	55	Director
Elizabeth S. Rafael	64	Director
Tanzeen Syed	43	Director
Jonathan Yip	36	Director

Jeremy Bondy has served as our Chief Executive Officer since May 2022 and a member of our board of directors since September 2021. Prior to serving as Chief Executive Officer, Mr. Bondy served as our President from September 2021 until May 2022. Mr. Bondy served as Chief Executive Officer of Vungle from November 2020 until the completion of the combination of Liftoff and Vungle in September 2021. Prior to serving as Chief Executive Officer of Vungle, Mr. Bondy served in various strategic positions at Vungle, including as Chief Operating Officer from September 2019 until October 2020, Global Vice President, Revenue from July 2018 until August 2019, Global Vice President, Sales from 2015 until 2018, and various other roles since joining Vungle in 2014. Prior to Vungle, Mr. Bondy worked in a variety of management roles at education technology company, Revolution Prep, LLC. Mr. Bondy holds a Bachelor of Science from the University of Southern California.

Tarek Kutrieh has served as our Chief Financial Officer since September 2021 and President and Chief Financial Officer since October 2023. From October 2022 until October 2023, Mr. Kutrieh also served as our Chief Operating Officer. Mr. Kutrieh served as the Chief Financial Officer of Vungle from 2021 until the completion of the combination of Liftoff and Vungle in September 2021. Prior to his time at Vungle, Mr. Kutrieh served as Chief Financial Officer at VCA, Inc. (“VCA”) from 2020 until 2021. Prior to joining VCA, he held various senior finance roles at Activision Blizzard from 2017 until 2020. Mr. Kutrieh holds a Bachelor of Science in Electrical Engineering with Distinction from Purdue University and a Master of Business Administration from the University of Pennsylvania, where he was a Palmer Scholar.

Andre Tutundjian has served as our Chief Operating Officer since October 2023. Prior to serving as Chief Operating Officer, Mr. Tutundjian served as Senior Vice President of Analytics and Operations from June 2022 until October 2023 and Global Head of Analytics from October 2020 until June 2022. Prior to this, Mr. Tutundjian served as Chief Executive Officer and Co-founder of AlgoLift, Inc. from April 2016 until October 2020, when it was acquired by Liftoff. Mr. Tutundjian also served in a variety of roles at Scopely, Inc. from May 2014 until January 2016 and Cie Games, LLC from July 2011 until May 2014. Mr. Tutundjian holds a Bachelor of Arts in Economics from University of California, Berkeley and a Master of Arts in Economics from Boston University.

Susan Rickard Hansen has served as our General Counsel and Corporate Secretary since September 2021. Mrs. Hansen previously served as General Counsel of Liftoff from 2018 until the completion of the combination with Vungle in September 2021. Mrs. Hansen has extensive experience in senior legal and strategic advisory roles supporting emerging growth and venture-backed technology companies. Prior to joining Liftoff, Mrs. Hansen was the Managing Partner of New Venture Law Group from 2012 to 2018, advising clients on corporate governance and commercial transactions. From 2015 to 2018, Mrs. Hansen also served as General Counsel of iCracked Inc., where she led global legal operations and compliance. Mrs. Hansen holds a Bachelor of Arts with Honors from Santa Clara University and a Juris Doctorate from Santa Clara University School of Law.

David Habiger has served as a member of our board of directors since December 2025. Mr. Habiger is the Vice Chair of J.D. Power, a market research and data analytics company, and served as its President and CEO from March 2018 to May 2025. Prior to joining J.D. Power, he founded and was partner of Silicon Media Partners beginning in January 2016, served as a senior advisor at Silver Lake Partners, a private equity firm, from October 2013 to October 2020, and was a venture partner at Pritzker Group, a venture capital firm, from January 2013 to October 2019. Mr. Habiger served as Chief Executive Officer of Textura Corporation through its sale to Oracle in June of 2016 and served as the Chief Executive Officer of NDS through its sale to Cisco in July 2012. Mr. Habiger is a director on the Chicago Federal Reserve Board where he serves on the Governance, Human Resources and SABOR (Systems Activities, Bank Operations and Risk) Committees. He is also a director of several public and private boards, including Reddit, Inc.,

Boston Scientific Corporation, EnerSys, Inc. and Xperi Inc. and a member of the board of trustees at Rush University Medical Center. Habiger received an M.B.A. from The University of Chicago and a bachelor’s degree in business administration from St. Norbert College.

Sachin J. Bavishi has served as a member of our board of directors since September 2021 and of Vungle from September 2019 until September 2021. Mr. Bavishi is currently a Senior Managing Director at Blackstone, where he serves as Head of the San Francisco team within Blackstone’s Private Equity Group. Since joining Blackstone in July 2013, Mr. Bavishi has been involved in the execution of numerous of the firm’s technology investments. Prior to joining Blackstone, Mr. Bavishi was an Associate at Olympus Advisors, LLC from August 2009 until June 2011 and an Investment Banking Analyst at Piper Sandler & Co. from July 2007 until June 2009. Mr. Bavishi currently serves as a director on several privately held companies. Mr. Bavishi holds a Bachelor of Science from the University of Wisconsin-Madison and a Master of Business Administration from the Wharton School of the University of Pennsylvania.

Simon “Robert” Goldman has served as a member of our board of directors since September 2021. Mr. Goldman worked in a variety of strategic advertising roles at Meta Platforms Inc. (NASDAQ: META) from October 2012 until July 2019. From August 2015 to December 2022, Mr. Goldman served on the board of directors of Indigogo, Inc. From June 2008 to August 2014, Mr. Goldman served on the board of directors of Answers Inc. Prior to this, Mr. Goldman was the founder and Chief Executive Officer of Threadsy, Inc from April 2008 until September 2012. Mr. Goldman also worked in a variety of strategic roles for Shopping.com (eBay) from December 2001 until April 2007. Mr. Goldman currently serves on the board of directors of various privately held companies. Mr. Goldman holds a Bachelor of Arts from Northwestern University and a Master of Business Administration from the Harvard Business School.

Elizabeth “Betsy” Rafael has served as a member of our board of directors since December 2025. Ms. Rafael served as an advisor to Autodesk, Inc. (NASDAQ: ADSK) from December 2024 until April 2025 and served as Interim Chief Financial Officer from May 2024 until December 2024. Prior to this, Ms. Rafael served as Chief Transformation Officer at GoDaddy Inc. (NYSE: GDDY) from May 2018 until November 2019. She also held various positions at Apple Inc. (NASDAQ: APPL) from August 2007 until October 2012, including Vice President and Corporate Comptroller and Principal Accounting Officer. Ms. Rafael held a variety of executive financial positions at Cisco Systems, Inc. (NASDAQ: CSCO), Aspect Communications, Inc, Escalate, Inc., Silicon Graphics International Corp. and Sun Microsystems, Inc. She has served on the board of directors of Autodesk (NASDAQ: ADSK), Informatica LLC, Proofpoint, Inc. (NASDAQ: PFPT), Kinaxis, Inc., Echelon Corporation (NASDAQ: ELON), GoDaddy Inc., Shutterfly, Inc., and PalmSource, Inc. Ms. Rafael holds a Bachelor of Science in Accounting from Santa Clara University.

Tanzeen Syed has served as a member of our board of directors since June 2025. Mr. Syed has been at General Atlantic since July 2018, where he currently serves as Managing Director. From July 2015 until July 2018, Mr. Syed served as Director of Technology Growth Investments at Temasek Holdings Limited. Prior to this, Mr. Syed served as Vice President at Great Hill Partners, L.P. from October 2013 to June 2015. From September 2006 until September 2013, Mr. Syed served as Vice President of General Atlantic. Mr. Syed currently serves on the board of directors of Riskified Ltd. (NYSE: RSKD) and a variety of privately held companies. Mr. Syed holds a Bachelor of Arts in Economics and History from Macalester College.

Jonathan Yip has served as a member of our board of directors since October 2024. Mr. Yip currently serves as Principal at Blackstone. Prior to Blackstone, Mr. Yip served as a Private Equity Associate at Centerbridge Partners, L.P. and as a Business Analyst at McKinsey & Company. Mr. Yip currently also serves on the board of directors of Cvent. Mr. Yip holds a Bachelor of Arts in Economics, with a secondary in Computer Science, magna cum laude, from Harvard University and a Master of Business Administration from the Harvard Business School.

Composition of the Board of Directors After this Offering

Our business and affairs are managed under the direction of our board of directors. In addition, we intend to enter into separate stockholders agreements with each of our Principal Stockholders in connection with this offering. Among other things, these agreements will grant each of the Principal Stockholders the right to designate an agreed number of individuals to our board of directors. See “Certain Relationships and Related Person Transactions—Stockholders Agreements” for a description of these agreements.

Director Independence

Our board of directors has affirmatively determined that each of our directors with the exception of Mr. Bondy qualify as independent directors under Nasdaq listing standards.

Background and Experience of Directors

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

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Mr. Bondy—our board of directors considered Mr. Bondy’s perspective, experience and thorough knowledge of our industry as our Chief Executive Officer.
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Mr. Bavishi—our board of directors considered Mr. Bavishi’s extensive knowledge of our industry and his significant financial and investment experience from his involvement at Blackstone, including as a Senior Managing Director.
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Mr. Goldman—our board of directors considered Mr. Goldman’s current and past service on the boards of various technology companies and extensive experience in the digital advertising industry, including his involvement at Facebook.
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Mr. Habiger—our board of directors considered Mr. Habiger’s extensive board and management experience as an executive of various technology companies.
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Ms. Rafael—our board of directors considered Ms. Rafael’s significant leadership background and current and past service on the boards of various companies.
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Mr. Syed—our board of directors considered Mr. Syed’s current and past service on the boards of various companies as well as his management and business experience from his involvement in General Atlantic as Managing Director.
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Mr. Yip—our board of directors considered Mr. Yip’s extensive industry knowledge as well as his business experience from his involvement in Blackstone, including as Principal.

Controlled Company Exception

Prior to this offering, Blackstone beneficially owned or controlled a majority of the voting power of shares eligible to vote in the election of our directors. After the completion of this offering, Blackstone will be party to a stockholders agreement, described in “Certain Relationships and Related Person Transactions—Stockholders Agreements” and will beneficially own or control approximately      % of the voting power of our shares eligible to vote in the election of our directors (or      % if the underwriters exercise in full their option to purchase additional shares of common stock). To the extent that Blackstone beneficially owns or controls a majority of the voting power of shares eligible to vote in the election of our directors, we will be a “controlled company” within the meaning of Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by a majority of our independent directors or by a nominations committee that is comprised entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. If we were to become a “controlled company” and rely on such “controlled company” exemptions from these corporate governance requirements in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Upon completion of this offering, we expect our audit committee will consist of Mr. Goldman, Ms. Rafael, and Mr. Yip, with Ms. Rafael serving as chair. Our audit committee will be responsible for, among other things:

•
selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;
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assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;
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assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;
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assisting the board of directors in monitoring our compliance with legal and regulatory requirements;
•
reviewing the adequacy and effectiveness of our internal control over financial reporting processes;
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assisting the board of directors in monitoring the performance of our internal audit function;
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reviewing with management and our independent auditors our annual and quarterly financial statements;
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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
•
preparing the audit committee report required per SEC rules and regulations to be included in our annual proxy statement.

The SEC rules and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the listing date and all independent audit committee members within one year of the listing date. Mr. Goldman and Ms. Rafael qualify as independent directors under Nasdaq listing standards and the independence standards of Rule 10A-3 of the Exchange Act. The board of directors has determined that Mr. Yip does not satisfy the independence criteria set forth in Rule 10A-3 of the Exchange Act. Accordingly, we are relying on the transition provisions of Rule 10A-3 of the Exchange Act and the Nasdaq listing rules applicable to companies completing an initial public offering and we intend to have a fully independent audit committee within one year of the listing. In addition, our board of directors has determined that Ms. Rafael qualifies as an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of Mr. Bavishi, Mr. Habiger, Ms. Rafael and Mr. Syed, with Mr. Habiger serving as chair. Our compensation committee will be responsible for, among other things:

•
reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our CEO’s compensation level based on such evaluation;
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reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;
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reviewing and recommending the compensation of our directors;
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reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;
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preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and
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reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect our nominating and corporate governance committee will consist of Mr. Bavishi, Mr. Goldman, Mr. Habiger and Mr. Syed, with Mr. Habiger serving as chair. The nominating and corporate governance committee is responsible for, among other things:

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assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;
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overseeing the evaluation of the board of directors and management;
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reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and
•
recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

We do not presently have a compensation committee. Decisions regarding the compensation of our executive officers have historically been made by our board of directors. Other than Mr. Bondy, no member of our board of directors was at any time during the last completed fiscal year, or at any other time, one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. We are party to certain transactions with affiliates of our Principal Stockholders described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt codes of business conduct and ethics that apply to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Ethics For Senior Financial Officers is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our codes of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Executive Compensation

As an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules, we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies.” In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as specified narrative disclosures regarding executive compensation for our last completed fiscal year. This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated officers for the fiscal year ending December 31, 2025 (hereafter referred to as 2025) who we collectively refer to as our “named executive officers.” For 2025, our named executive officers and their positions were as follows:

•
Jeremy Bondy, Chief Executive Officer;
•
Tarek Kutrieh, President and Chief Financial Officer; and
•
Andre Tutundjian, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table provides summary information concerning compensation earned by our named executive officers for services rendered in 2024 and 2025.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(5)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Jeremy Bondy
Chief Executive Officer	2025	559,828	—	3,050,982	5,473,505	426,368	9,510,683
	2024	538,254	—	2,934,064	500,818	99,116	4,072,252
Tarek Kutrieh
President and Chief Financial Officer	2025	475,872	—	2,136,280	3,268,321	272,899	6,153,372
	2024	457,516	—	2,080,785	283,797	51,916	2,874,014
Andre Tutundjian
Chief Operating Officer	2025	461,517	400,000	395,064	259,907	436,847	1,953,335
	2024	406,557	—	808,862	253,259	25,993	1,494,671

(1)
The amounts reported represent the named executive officer’s base salary earned.
(2)
Messrs. Bondy, Kutrieh and Tutundjian were granted MOIC Options in 2025. As discussed below, vesting of these options are subject to both time and performance-based vesting conditions. Because achievement of the performance-based vesting condition was not deemed probable on the grant date, no value is included in the table for the MOIC Options at this time, and, because the performance-based vesting condition is a market condition as defined under FASB ASC 718 (“Topic 718”), the maximum grant date fair value of the MOIC Options would be the same as that reported in the table. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in Note 10 to our audited financial statements included elsewhere in this prospectus. As a result, the amounts disclosed with respect to Messrs. Bondy, Kutrieh and Tutundjian for 2025 include $3,050,982, $2,136,280 and $395,064, respectively, which is the incremental compensation expense we incurred in connection with the modification of their outstanding unvested option awards in connection with the September 2025 Dividend (as defined and discussed below). These amounts do not correspond to the actual value that may be recognized by our named executive officers upon exercise of the applicable options.
(3)
Amounts shown in this column represent performance-based bonuses earned by the named executive officers during 2025. See the section titled “—Narrative Disclosure to Summary Compensation Table—Non-Equity Incentive Plan Compensation” below. The payments made to each of our named executive officers in respect of Q4 reflect estimates of each such officer’s Q4 bonus entitlement. These estimated payments were made on January 15, 2026. The Company will make true-up payments in February to the extent the actual bonus entitlements are larger once the applicable calculations are finalized. The amounts disclosed for 2025 with respect to Messrs. Bondy and Kutrieh also include $5,000,000 and $3,000,000, respectively, which amounts were paid to Messrs. Bondy and Kutrieh as transaction bonuses in connection with the closing of the General Atlantic investment.
(4)
The amounts reported for 2025 include (i) the amounts of $325,350, $186,071 and $383,963 for Messrs. Bondy, Kutrieh and Tutundjian, respectively, reflecting the value of the distribution payments paid to each such executive officer in 2025 in respect of their MOIC Options (as defined and discussed below), which amounts were not factored into the grant date fair value for the MOIC Options, (ii) for Mr. Bondy, transportation costs generally related to commuting of $36,968, reimbursement for certain wellness-related expenses of $26,000, gross-ups related to certain family planning reimbursement allowances, reimbursement of external legal fees for the review and negotiation of certain management equity incentive documentation, travel expenses and other miscellaneous expenses, (iii) for Mr. Kutrieh, company contributions to our 401(k) plan, transportation costs generally related to commuting of $34,919, reimbursement for certain wellness-related expenses of $26,000, reimbursement of external legal fees for the review and negotiation of certain management equity incentive documentation, entertainment and other expenses generally related to team-building events and other miscellaneous expenses and (iv) for Mr. Tutundjian, company contributions to our 401(k) plan, transportation costs generally related to commuting, reimbursement of external legal fees for the review and negotiation of certain management equity incentive documentation, reimbursement of certain wellness-related expenses and other miscellaneous expenses.
(5)
The amount reported represents a discretionary bonus paid to Mr. Tutundjian in recognition of his contribution to Liftoff and his efforts towards the consummation of this offering.

Narrative Disclosure to Summary Compensation Table

The compensation of our named executive officers generally consists of base salaries, performance-based annual cash bonus opportunities, long-term incentive compensation in the form of stock options and other benefits, as described below.

Employment Offer Letters and Agreements

We entered into an offer letter with Mr. Kutrieh, effective as of May 30, 2021, which we refer to as the “CFO Offer Letter”, pursuant to which Mr. Kutrieh serves as our President and Chief Financial Officer. The CFO Offer Letter provides for at-will employment and can be terminated by Mr. Kutrieh or us at any time.

Pursuant to the terms of the CFO Offer Letter, if Mr. Kutrieh’s employment is terminated (i) by us without “cause” (as defined in Mr. Kutrieh’s stock option agreement) or (ii) by Mr. Kutrieh for “good reason” (as defined in Mr. Kutrieh’s stock option agreement), Mr. Kutrieh will be entitled to receive the following severance payments and benefits, in addition to certain accrued obligations:

•
An amount equal to six months of Mr. Kutrieh’s then-current base salary, payable in monthly installments in accordance with our standard payroll practices;
•
A pro-rated annual bonus for the quarter in which the termination occurs, based on actual performance; and
•
If Mr. Kutrieh timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), payment of an amount equal to the difference between the monthly COBRA premium cost and the monthly contribution paid by active employees for the same coverage for six months following termination of employment or, if earlier, until the date on which Mr. Kutrieh becomes eligible for group health benefits from a subsequent employer.

Our obligation to provide the severance benefits described above are contingent upon Mr. Kutrieh’s (i) execution and non-revocation of a release of claims in favor of us and our affiliates and (ii) continued compliance with applicable restrictive covenants.

None of our other named executive officers are party to any employment agreements or offer letters with us, and each of our named executive officers is employed with us on an at-will basis.

Base Salary

We provide each named executive officer with a base salary for the services that the named executive officer performs for us. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries are reviewed annually and may be increased based on the individual performance of the named executive officer, company performance, any change in the named executive officer’s position within our business, the scope of his responsibilities and any changes thereto. On May 15, 2025, our named executive officers received the following merit-based base salary increases: for Mr. Bondy, from $546,000 to $567,850, for Mr. Kutrieh, from $464,100 to $482,700, and for Mr. Tutundjian, from $425,000 to $482,700.

Non-Equity Incentive Plan Compensation

We provide our named executive officers an opportunity to earn quarterly cash bonuses to motivate and reward achievement of certain corporate performance goals for each fiscal quarter (“Incentive Plan”). In 2025, our named executive officers were eligible to earn quarterly bonuses, with an annual target bonus amount of 75% of base salary for Mr. Bondy, 50% of base salary for Mr. Kutrieh and 50% of base salary for Mr. Tutundjian (with any bonus paid for the quarter in which the salary increase occurred being calculated on a prorated basis using the pre-increase salary through the date of the increase and the increased base salary for the remainder of the quarter). 2025 payouts under our Incentive Plan were based on the achievement of pre-established quarterly net revenue and EBITDA performance goals. In respect of 2025, Messrs. Bondy, Kutrieh and Tutundjian earned bonuses in the aggregate amount of $473,505, $268,321, and $259,907 under the Incentive Plan, respectively, as detailed in the table below.

Name	Payout for Q1 2025	Payout for Q2 2025	Payout for Q3 2025	Payout for Q4 2025(1)	Total Payout for 2025
Jeremy Bondy	$115,720	$123,467	$132,098	$102,220	$473,505
Tarek Kutrieh	$65,575	$69,967	$74,860	$57,920	$268,321
Andre Tutundjian	$60,050	$67,077	$74,860	$57,920	$259,907
(1)
The payments made to each of our named executive officers in respect of Q4 reflect estimates of each such officer’s Q4 bonus entitlement. These estimated payments were made on January 15, 2026. The Company will make true-up payments in February to the extent the actual bonus entitlements are larger once the applicable calculations are finalized.

Transaction Bonuses

In connection with the closing of the General Atlantic investment, Mr. Bondy and Mr. Kutrieh each received a lump sum cash transaction bonus in the amounts of $5,000,000 and $3,000,000, respectively. Payment of such amounts was contingent on each executive officer’s continued employment with us through the date of the transaction closing (except if the executive officer experienced a qualifying termination of employment prior to the closing of the transaction) and, upon payment of such bonuses, the existing transaction bonus agreements with Messrs. Bondy and Kutrieh that were in place prior to the General Atlantic investment transaction were deemed null and void with no further obligations thereunder.

Equity Awards

Prior to this offering, our Board of Directors granted employees and other service providers, including our named executive officers, long-term incentive awards under the 2021 Stock Incentive Plan (as herein defined) in the form of options to acquire shares of our common stock and stock appreciation rights.

Each of our named executive officers received grants of stock options in 2025, which are the MOIC Options, as further described below. The specific size of the stock option grants made to our named executive officers was determined by our Board of Directors in its discretion, taking into account our named executive officers position and level of responsibilities with the company.

Name	Date of Grant	Number of Options(1)	Exercise Price(1)
Jeremy Bondy	09/12/2025	5,806,600	$23.02
Tarek Kutrieh	09/12/2025	3,320,831	$23.02
Andre Tutundjian	09/12/2025	3,344,252	$23.02
(1)
Amounts give effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus.

Stock Options

Other than the CIC Options and MOIC Options (each, described below), the stock options granted to our named executive officers vest pursuant to a time-vesting schedule, as summarized in the table below titled “Outstanding Equity Awards at Fiscal Year-End.”

With respect to the stock options granted by Vungle to Messrs. Bondy and Kutrieh on January 18, 2021 and July 16, 2021, respectively, which were converted into options to acquire our common stock in connection with the combination of Liftoff Mobile and Vungle in September 2021, upon the termination of Mr. Bondy’s or Mr. Kutrieh’s employment by us without “cause” or a resignation of employment by Mr. Bondy or Mr. Kutrieh for “good reason” (each as defined in the applicable stock option award agreement), any unvested options granted to Mr. Bondy or Mr. Kutrieh, as applicable, pursuant to these grants that would have vested in the absence of such termination during the 12-month period following such termination will become vested upon such termination.

With respect to the stock options granted to Mr. Tutundjian, upon the termination of Mr. Tutundjian’s employment for any reason, the unvested portion of Mr. Tutundjian’s stock options will be cancelled and forfeited without consideration.

Each named executive officer may exercise all or any part of the vested portion of the named executive officer’s stock options (other than the CIC Options, which are separately described below) at any time prior to the earliest to occur of: (i) the expiration date of the stock option; (ii) the date on which (A) the named executive officer’s employment is terminated by us or any of our affiliates for “cause”, (B) the named executive officer resigns when grounds for “cause” exist, or (C) the named executive officer breaches any restrictive covenant agreement between the executive and us or any of our affiliates; (iii) the one-year anniversary of the date of the named executive officer’s termination of employment due to death or disability; or (iv) the 180th day following the date of the named executive officer’s termination of employment for any reason other than as referenced in (ii) or (iii) above (or, solely with respect to options which vest following termination of employment, to the extent applicable, 180 days following the date of vesting).

If a change in control (as defined in the 2021 Incentive Plan) occurs prior to the termination of a named executive officer’s employment for any reason, the unvested portion of the named executive officer’s stock options will become fully vested to the extent not continued by the acquirer or assumed, substituted or replaced by the acquirer in connection with the change in control.

The stock option agreements with our named executive officers prohibit the named executive officers from soliciting our employees for one year following the termination of employment.

Change in Control Options

We granted stock options to Messrs. Bondy and Kutrieh in September 2023, which are subject to both time-vesting and performance-vesting conditions (the “CIC Options”). The time-vesting conditions have been fully satisfied as of the date of this filing. The CIC Options will satisfy the performance-vesting condition upon achievement of specified share prices upon a change in control or in connection with this offering, as summarized in the table below, with such specified share prices being subject to reduction by the cumulative amount of proceeds received in respect of our common stock, vested stock options and vested stock appreciation rights from the date the CIC Options were granted (e.g., from dividends) and prior to the date of the change in control or other applicable measurement date. In September 2025, we entered into letter agreements with Messrs. Bondy and Kutrieh (the “2025 Letter Agreements”), which provide that the CIC Options will be eligible to vest in connection with this offering based on the three-month volume weighted average price of our shares following the expiration of the lock-up period applicable to this offering (the “Post-IPO Measurement Date”). If a change in control occurs prior to the Post-IPO Measurement Date, then the CIC Options will instead be eligible to vest based on the value of our shares in such change in control transaction. If the CIC Options do not fully vest on the Post-IPO Measurement Date, then the CIC Options will remain outstanding and eligible to satisfy the performance-vesting condition upon a future change in control transaction, subject to the remaining terms applicable to the CIC Options. Any CIC Options that do not satisfy the performance-vesting condition upon a change in control will be forfeited without consideration upon the date of such change in control.

Share Price	Percentage of CEO’s CIC Options Satisfying the Performance Vesting Condition	Percentage of CFO’s CIC Options Satisfying the Performance Vesting Condition
$10.18 or less (CEO) or $9.71 or less (CFO)	0%	0%
$10.26	2.73%	19.25%
$14.23	26.16%	33.73%
$14.24	51.40%	58.27%
$21.60	57.59%	60.27%
$21.61	77.69%	79.79%
$29.57	78.14%	79.79%
$29.58	100%	100%

* To the extent the share price falls between adjacent rows in the table above, the percentage of CIC Options satisfying the performance-vesting condition will be determined based on linear interpolation. Share price amounts give effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus.

Upon the termination of Mr. Bondy’s or Mr. Kutrieh’s employment by us without “cause”, as a result of disability or death or a upon resignation of employment by Mr. Bondy or Mr. Kutrieh for “good reason” (each as defined in the applicable stock option award agreement), then the CIC Options will remain outstanding and eligible to vest during the 12-month period following such termination upon satisfaction of the applicable share prices in connection with a change in control that occurs during such 12-month period.

The terms of the CIC Options further provide that in the event of any dividend or other distribution (a “Distribution”), in lieu of any other adjustment under the 2021 Incentive Plan, with respect to a number of CIC Options equal to the product of (x) the number of CIC Options multiplied by (y) the percentage of the CIC Options that has satisfied the time-vesting condition as of the date of such Distribution multiplied by (z) the percentage of the CIC Options that would satisfy the performance vesting condition assuming for this purpose that (I) a change in control occurs on the date of such Distribution and (II) the share price in such change in control is equal to the fair market value of a share of common stock on the date of such Distribution (the “Distribution-Eligible CIC Options”), then the executive will receive a dividend equivalent in respect of each such Distribution‑Eligible CIC Option in an amount equal to the amount received in respect of one share of common stock in connection with such Distribution (such dividend equivalent amount, the “CIC Option Distribution Payment”). On each subsequent time-vesting date following any Distribution, the CIC Options will be tested such that the executive will be eligible to receive the CIC Option Distribution Payment with respect to a number of CIC Options equal to the positive difference, if any, of (A) the product of (x) the number of CIC Options multiplied by (y) the percentage of the CIC Options that has satisfied the time-vesting condition as of the applicable time-vesting date multiplied by (z) the percentage of the CIC Options that would satisfy the performance vesting condition assuming for this purpose only that (I) a change in control occurs on the applicable time-vesting date and (II) the share price in such change in control is equal to the fair market value of a share of common stock on the applicable time-vesting date over (B) the Distribution-Eligible CIC Options (such number of CIC Options, if any, receiving the CIC Option Distribution Payment, the “Catch-Up Eligible CIC Options”); provided, that for each time-vesting date following the initial time-vesting date following the applicable Distribution, the Catch-Up Eligible CIC Options determined in respect of all prior time-vesting dates will be added to clause (B) for purposes of determining the number of Catch-Up Eligible CIC Options as of the then-current time-vesting date.

If the executive resigns employment without “good reason” prior to a change in control, then the executive will be required to pay to us, within 30 days following our request, an amount equal to the aggregate after-tax amount of all CIC Option Distribution Payments in respect of the CIC Options.

Messrs. Bondy and Kutrieh may exercise all or any part of the vested portion of the CIC Options at any time prior to the earliest to occur of: (i) the expiration date of the stock option; (ii) the date on which (A) the named executive officer’s employment is terminated by us or any of our affiliates for “cause”, (B) the named executive officer resigns without “good reason” or when grounds for “cause” exist, or (C) the named executive officer breaches any restrictive covenant agreement between the named executive officer and us or any of our affiliates; (iii) the one-year anniversary of the date of the named executive officer’s termination of employment due to death or disability (or, solely with respect to options which vest following termination of employment, the first anniversary of the date of vesting); or (iv) the 180th day following the date of the named executive officer’s termination of employment by us without “cause” or by the named executive officer for “good reason” (or, solely with respect to options which vest following termination of employment, 180 days following the date of vesting).

MOIC Options

In September 2025, we granted stock options to our senior leadership team, including each of our named executive officers, which are subject to both time-vesting and performance-vesting conditions (the “MOIC Options”). The MOIC Options satisfy the time-vesting condition on a quarterly basis over a four-year period, subject to the executive’s continued employment through each vesting date. In addition, any MOIC Options that have not satisfied the time-vesting condition on the first anniversary of the date upon which Blackstone ceases to own at least 25% of the shares it held as of immediately following the closing of the General Atlantic investment transaction on June 30, 2025 (the “Closing”, and such anniversary, the “First Anniversary”) will be deemed to have satisfied the time-vesting condition upon such First Anniversary, subject to the executive’s continued employment through the date of such First Anniversary. The MOIC Options will satisfy the performance-vesting condition upon Blackstone’s achievement of specified cash returns on its cumulative invested capital in the Company (“Cash Return”), as summarized in the table below, with such achievement measured beginning from as of immediately following the Closing, and with Blackstone’s cumulative invested capital based on the number of shares held by Blackstone as of immediately following the Closing and using the share price from the transaction, together with all cash that Blackstone invests in the Company in the future from and following the date of the Closing for equity securities through the applicable measurement date.

MOIC Achievement*	Corresponding Return per Share**	Percentage of Mr. Bondy’s MOIC Options Satisfying the Performance Vesting Condition	Percentage of Mr. Kutrieh’s MOIC Options Satisfying the Performance Vesting Condition	Percentage of Mr. Tutundjian’s MOIC Options Satisfying the Performance Vesting Condition
Less than or equal to 1.0x	$23.00	0%	0%	0%
2.0x	$46.00	30.1%	30.0%	30.8%
4.0x	$92.00	61.5%	61.5%	61.8%
10.0x	$230.00	100.00%	100.00%	100.00%

* To the extent the MOIC achievement falls between adjacent rows in the table above, the percentage of MOIC Options satisfying the performance-vesting condition will be determined based on linear interpolation.

** Column includes corresponding weighted average returned capital per share, beginning from July 1, 2025 that would need to be achieved by Blackstone to satisfy the applicable MOIC thresholds. Share prices listed are based on the number of shares held by Blackstone as of immediately following the Closing and give effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus.

Any MOIC Options that have not vested prior to or on the date Blackstone ceases to beneficially own any of its shares in the Company (a “Full Exit”) will be forfeited without consideration upon such date; provided, that, if in connection with a Full Exit, Blackstone receives equity securities or is eligible for contingent consideration, in each case, in respect of its shares (a “Non-Cash Full Exit”), then the MOIC Options will remain outstanding and eligible to satisfy the performance vesting condition for five years from the date of such Non-Cash Full Exit (the “Disposition Tail Period”) if and when cash proceeds in respect of such equity securities or contingent consideration (“Post-Disposition Cash Return”) are received by Blackstone in an amount sufficient to satisfy the performance vesting conditions, subject to the executive’s continued employment through the date of such Post-Disposition Cash Return (unless such executive’s options remain eligible to vest during the Tail Period, as discussed below). If, upon the expiration of the Disposition Tail Period, Blackstone holds any remaining equity securities received in connection with a Non-Cash Full Exit, then the Post-Disposition Cash Return will include the fair market value of any such remaining equity securities (the “Post-Disposition Measurement”), subject to the Participant’s continued Employment through such expiration date (unless such executive’s options remain eligible to vest during the Tail Period, as discussed below).

Under certain award agreements, including those held by our named executive officers, if the executive’s employment is terminated by us without “cause” or as a result of a resignation by the executive for specified “good reason” events, in either case, on or following a Non-Cash Full Exit, then the MOIC Options will remain outstanding and eligible to vest until the expiration of the Disposition Tail Period if the performance vesting conditions are satisfied in connection with any Post-Disposition Cash Return that occurs during the Disposition Tail Period or upon the Post-Disposition Measurement.

In the event of Mr. Bondy’s or Mr. Kutrieh’s “qualifying termination” (defined as the termination of the executive’s employment (i) by us without “cause”, (ii) by the executive for “good reason” or (iii) as a result of the executive’s death or disability), subject to the timely execution and non-revocation by the executive of a general release of claims in favor of the Company: (i) the time‑vesting condition will be deemed satisfied as to the number of MOIC Options that would have satisfied the time-vesting condition during the 12‑month period following such termination (the “Tail Period”) and (ii) the MOIC Options that have satisfied the time‑vesting condition will remain outstanding and eligible to vest during the Tail Period upon satisfaction of the performance vesting condition in connection with any Cash Return or Post-Disposition Cash Return that occurs during the Tail Period; provided, that a Cash Return Cash or Post-Disposition Cash Return will also be treated as having occurred during the Tail Period to the extent the definitive transaction documents for the transaction giving rise to such Cash Return or Post-Disposition Cash Return are executed or approved, as applicable, prior to or within the Tail Period and such transaction is consummated within the 12‑month period following the date upon which such definitive transaction documents are executed or approved, as applicable.

In addition, with respect to the MOIC options held by certain of our executive officers, including each of our named executive officers, if the executive’s employment is terminated by us without “cause” or by the executive for “good reason”, in each case, on or following a change in control, then, subject to the executive’s timely execution and non-revocation by the executive of a general release of claims, the time-vesting condition will be deemed fully satisfied as to the MOIC Options that have otherwise not satisfied the time‑vesting condition as of the date of such termination, and any MOIC Options that have not satisfied the performance vesting condition as of the date of such termination shall remain outstanding and eligible to vest during the Tail Period upon satisfaction of the performance vesting condition in connection with any Cash Return or Post-Disposition Cash Return that occurs during the Tail Period.

The terms of the MOIC Options further provide that in the event of any Distribution, in lieu of any other adjustment under the 2021 Incentive Plan, with respect to a number of MOIC Options equal to the product of (x) the number of MOIC Options multiplied by(y) the percentage of the MOIC Options that has satisfied the time-vesting condition as of the date of such Distribution multiplied by (z) the percentage of the MOIC Options that would satisfy the performance vesting condition assuming for this purpose that (I) a Cash Return occurs on the date of such Distribution and (II) Blackstone’s Cash Return is determined assuming Blackstone achieved a Cash Return by selling its cumulative invested capital in the Company at a price equal to the fair market value of a share of common stock on the date of such Distribution (the “Distribution-Eligible MOIC Options”), then the executive will receive a dividend equivalent in respect of each such Distribution‑Eligible MOIC Option in an amount equal to the amount received in respect of one share of common stock in connection with such Distribution (such dividend equivalent amount, the “MOIC Option Distribution Payment”). On each subsequent time-vesting date following any Distribution, the MOIC Options will be tested such that the executive will be eligible to receive the MOIC Option Distribution Payment with respect to a number of MOIC Options equal to the positive difference, if any, of (A) the product of (x) the number of MOIC Options multiplied by (y) the percentage of the MOIC Options that has satisfied the time-vesting condition as of the applicable time-vesting date multiplied by (z) the percentage of the MOIC Options that would satisfy the performance vesting condition assuming for this purpose only that (I) a Cash Return occurs on the applicable time-vesting date and (II) Blackstone’s Cash Return is determined assuming Blackstone achieved a Cash Return by selling its cumulative invested capital in the Company at a price equal to the fair market value of a share of common stock on the applicable time-vesting date over (B) the Distribution-Eligible MOIC Options (such number of Options, if any, receiving the MOIC Option Distribution Payment, the “Catch-Up Eligible MOIC Options”); provided, that for each time-vesting date following the initial time-vesting date following the applicable Distribution, the Catch-Up Eligible MOIC Options determined in respect of all prior time-vesting dates will be added to clause (B) for purposes of determining the number of Catch-Up Eligible MOIC Options as of the then-current time-vesting date.

If the executive resigns employment without “good reason” prior to the earlier of (I) the date upon which the performance vesting condition in respect of the MOIC Option that gave rise to the applicable MOIC Option Distribution Payment is achieved or (II) a Full Exit, then we will have the right to setoff any other compensation payable to the executive by the aggregate after-tax amount of all applicable MOIC Distribution Payments (the “Repayment Amount”), and, if there are no such amounts to setoff at the time of resignation or if the setoff is not sufficient to cover the Repayment Amount, then the executive will be required to pay to us the balance within 30 days following our request.

Our named executive officers may exercise all or any part of the vested portion of the MOIC Options at any time prior to the earliest to occur of: (i) the expiration date of the stock option; (ii) the date on which (A) the named executive officer’s employment is terminated by us or any of our affiliates for “cause”, (B) the named executive officer resigns without “good reason” or when grounds for “cause” exist, or (C) the named executive officer breaches any restrictive covenant agreement between the named executive officer and us or any of our affiliates; (iii) the one-year anniversary of the date of the named executive officer’s termination of employment due to death or disability (or, solely with respect to options which vest following termination of employment, the first anniversary of the date of vesting); or (iv) the 180th day following the date of the named executive officer’s termination of employment by us without “cause” or by the named executive officer for “good reason” (or, solely with respect to options which vest following termination of employment, 180 days following the date of vesting).

September 2025 Dividend

On September 12, 2025, our Board of Directors declared a cash dividend of $2.75 per share (without giving effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus) of our outstanding common stock (the “September 2025 Dividend”). Under the terms of the 2021 Stock Incentive Plan, an adjustment to the then outstanding stock options and stock appreciation rights was determined to be equitable and necessary in order to prevent the dilution or enlargement of rights under the 2021 Stock Incentive Plan. Therefore, in connection with the September 2025 Dividend, we treated the stock options and stock appreciation rights then held by all employees, including our named executive officers, as follows:

•
With respect to stock options (other than the CIC Options and the MOIC Options) and stock appreciation rights that were vested and outstanding as of September 12, 2025, payment to the holders of such awards shortly after the dividend in an amount equal to (x) the number of shares underlying such stock options and stock appreciation rights multiplied by (y) the September 2025 Dividend amount, less applicable tax withholdings.
•
With respect to stock options (other than the CIC Options and the MOIC Options) and stock appreciation rights that were unvested and outstanding as of September 12, 2025, payment to the holders of such awards, if and when the underlying stock options or stock appreciation rights vests in the future, in an amount equal to (x) the number of shares underlying such stock options and stock appreciation rights multiplied by (y) the September 2025 Dividend amount, less applicable tax withholdings. For purposes of determining eligibility to receive the foregoing payments, any unvested stock options that are subject to an annual-based time-vesting schedule were deemed subject to a quarterly-based time-vesting schedule.
•
With respect to the CIC Options, pursuant to the 2025 Letter Agreements, we waived the CIC Options’ performance vesting criteria solely for purposes of determining Messrs. Bondy’s and Kutrieh’s eligibility to receive payments in respect of their CIC Options in connection with the September 2025 Dividend. As a result, Messrs. Bondy and Kutrieh were eligible to receive a cash payment equal to the September 2025 Dividend amount, less applicable tax withholdings, in respect of each CIC Option that had satisfied the time-vesting condition at the time of the dividend and a cash payment in the same amount for each other CIC Option upon satisfaction of the time-vesting condition in the future. Under the original terms of the CIC Options, if Mr. Bondy or Mr. Kutrieh resigns without “good reason” prior to a change in control, then the applicable named executive officer will be required to repay the aggregate after-tax amount of all dividend equivalent payments received in respect of the CIC Options within 30 days following our request to the applicable named executive officer. In addition to the foregoing repayment obligation, the 2025 Letter Agreements further provide that, if upon either a change in control or a “measurement date”, the aggregate amount of dividend equivalent payments that the applicable named executive officer would have been eligible to receive in respect of the September 2025 Dividend under the pre-2025 Letter Agreement terms of the CIC Options is less than the aggregate amount of dividend equivalent payments that were previously paid or become payable to the applicable named executive officer at the time of such change in control or measurement date, then we will reduce the amounts payable to the applicable named executive officer pursuant to any agreement between the named executive officer and us by the amount of such difference.
•
With respect to the MOIC Options, each holder of MOIC Options will be eligible for payments in respect of the September 2025 Dividend in accordance with the terms in the MOIC Option agreements, as summarized above.

Other Compensation

Retirement and Other Benefits. Our named executive officers are eligible to receive the same benefits we provide, and to participate on the same terms and conditions in all plans we offer, to other full-time employees, including: health, vision and dental insurance; group term life insurance; short-term and long-term disability insurance; other health and welfare benefits; other voluntary benefits; and our defined contribution 401(k) retirement plan.

Limited Perquisites. Executive perquisites are not part of our general compensation philosophy. However, we provide limited perquisites and personal benefits that are not generally available to all employees to attract top talent. For example, we provided each of our named executive officers with employer-reimbursed wellness benefits, including reimbursement for fitness, caregiving and other wellness-related expenses, that are not generally available to all salaried employees, and each of our named executive officers also received coverage of certain limited transportation costs generally related to commuting expenses and entertainment and other expenses generally relating to team-building events.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers on December 31, 2025 (giving effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus).

Option Awards

			Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Jeremy Bondy	57,107	(1)	—		—		$6.28	11/07/2029
	334,987	(1)	—		—		$6.28	11/07/2029
	71,164	(2)	17,791	(2)	—		$6.28	1/17/2031
	133,432	(1)	—		—		$6.28	1/17/2031
	313,700	(1)	—		—		$6.28	10/20/2031
	—		—		1,050,271	(3)	$6.28	9/17/2033
	—		—		5,806,600	(4)	$23.02	9/11/2035
Tarek Kutrieh	64,914	(2)	31,135	(2)	—		$6.28	7/15/2031
	233,507	(1)	—		—		$6.28	7/15/2031
	—		—		756,649	(3)	$6.28	9/17/2033
	—		—		3,320,831	(4)	$23.02	9/11/2035
Andre Tutundjian	3,781	(1)	—		—		$6.28	12/21/2030
	56,631	(1)	—		—		$6.28	12/21/2030
	65,318	(5)	9,332	(5)	—		$6.28	8/19/2032
	51,562	(6)	23,438	(6)	—		$9.51	6/22/2033
	25,312	(7)	19,688	(7)	—		$9.51	2/7/2034
	31,250	(8)	68,750	(8)	—		$12.81	9/4/2034
	—		—		3,344,252	(4)	$23.02	9/11/2035

(1)
Represents stock options that have satisfied the applicable time-vesting condition and are fully vested.
(2)
Represents stock options granted by Vungle to Messrs. Bondy and Kutrieh on January 18, 2021 and July 16, 2021, respectively, which were converted into options to acquire our common stock in connection with the combination of Liftoff Mobile and Vungle in September 2021. The options vest in equal annual installments. The remaining installments of these options will vest on, with respect to the options held by Mr. Bondy, January 1, 2026, and with respect to the options granted to Mr. Kutrieh, June 22, 2026, subject to the named executive officer’s continued employment through each applicable vesting date.
(3)
Represents the CIC Options granted to Messrs. Bondy and Kutrieh on September 18, 2023. The vesting terms are described above in the section titled “Equity Awards – Change in Control Options.”
(4)
Represents the MOIC Options granted to Messrs. Bondy, Kutrieh and Tutundjian on September 12, 2025. The vesting terms are described above in the section titled “Equity Awards – MOIC Options.”
(5)
Represents options granted to Mr. Tutundjian on August 19, 2022. The options vest in equal quarterly installments, measured from July 1, 2022, with the final installment scheduled to vest on June 30, 2026, subject to Mr. Tutundjian’s continued employment through each applicable vesting date.
(6)
Represents options granted to Mr. Tutundjian on June 23, 2023. The options vest in equal quarterly installments, measured from April 1, 2023, with the final installment scheduled to vest on March 31, 2027, subject to Mr. Tutundjian’s continued employment through each applicable vesting date.
(7)
Represents options granted to Mr. Tutundjian on February 8, 2024. The options vest in equal quarterly installments, measured from October 1, 2023, with the final installment scheduled to vest on September 30, 2027, subject to Mr. Tutundjian’s continued employment through each applicable vesting date.
(8)
Represents options granted to Mr. Tutundjian on September 5, 2024. The options vest in equal quarterly installments, measured from October 1, 2024, with the final installment scheduled to vest on September 30, 2028, subject to Mr. Tutundjian’s continued employment through each applicable vesting date.

Compensation Arrangements to be Adopted in Connection with this Offering

In connection with this offering, our Board of Directors expects to adopt, and we expect our stockholders to approve, our Omnibus Incentive Plan, which will allow us to implement a new market-based long-term incentive program to align our executive compensation package with similarly situated public companies. See “—Omnibus Incentive Plan.”

2021 Stock Incentive Plan

On March 17, 2021, we adopted the 2021 Stock Incentive Plan. Following the effectiveness of the Omnibus Incentive Plan upon the closing of this offering, the 2021 Stock Incentive Plan will be frozen and no new equity awards will be issued thereunder. However, all outstanding awards granted under the 2021 Stock Incentive Plan will continue to be governed by the 2021 Stock Incentive Plan and the applicable award agreements.

Purpose. The purpose of the 2021 Stock Incentive Plan was to provide a means through which we and our subsidiaries and affiliates could recruit and retain key employees, directors, other service providers, or independent contractors and to motivate such employees, directors, other service providers, or independent contractors to exert their best efforts on behalf of us and our subsidiaries and affiliates by providing incentives through the granting of awards. We further expected that we would benefit from the added interest such key employees, directors, other service providers, or independent contractors will have in our success as a result of their proprietary interest in the equity-based awards granted under the 2021 Stock Incentive Plan.

Awards. The 2021 Stock Incentive Plan provided for the grants of options, stock appreciation rights or other stock-based awards (including restricted stock awards or RSUs (as defined below)) (collectively, “Awards”). Only options and stock appreciation rights were granted under the 2021 Stock Incentive Plan. As of December 31, 2025, the total number of shares of our common stock that may be issued under the 2021 Stock Incentive Plan was 42,020,757 (giving effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus).

Administration. Prior to this offering, the 2021 Stock Incentive Plan was administered by our Board of Directors, and following this offering, the 2021 Stock Incentive Plan will be administered by the Compensation Committee of our Board of Directors (for purposes of the 2021 Stock Incentive Plan, in each case, the “Committee”). Under the 2021 Stock Incentive Plan, the Committee has the discretion and authority to designate grantees of Awards and make all decisions and determinations on matters relating to the 2021 Stock Incentive Plan.

Adjustments Upon Certain Events. In the event of any change in the outstanding shares of our common stock by reason of any extraordinary share distribution or split, recapitalization, reclassification, rights offering, split-up or spin-off or any other event that constitutes an “equity restructuring” within the meaning of Topic 718, the Committee will adjust the 2021 Stock Incentive Plan and outstanding Awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such event or transaction (or in order to preserve the economic value of the outstanding Awards and the value that may be delivered pursuant to outstanding Awards), with such adjustments to be made in such manner as the Committee may determine, in its sole discretion. Such action by the Committee may include: (i) adjustment of the number and kind of shares of our common stock or other securities that may be delivered under the 2021 Stock Incentive Plan; (ii) adjustment of the number and kind of shares of our common stock or other securities subject to outstanding Awards; (iii) adjustment of the exercise price or strike price of outstanding options or stock appreciation rights, as applicable, or the measure to be used to determine the amount of the benefit payable on an Award; (iv) payment of an amount in cash to the holder of the Award; and/or (v) any other adjustments that the Committee determines to be equitable. Without limiting the foregoing, in the event of a subdivision of the outstanding shares of our common stock (stock-split), a declaration of a dividend payable in shares of our common stock, or a combination or consolidation of the outstanding shares of common stock of the Company into a lesser number of shares of our common stock (by reclassification or otherwise), the share pool will automatically be adjusted proportionately, and the shares of our common stock then subject to each Award will automatically be adjusted proportionately without any change in the aggregate exercise price, strike price or other exercise or purchase price.

In the event of any change in the outstanding shares of our common stock by reason of any reorganization, merger, consolidation, combination, repurchase or exchange of shares of our common stock or other company securities, issuance of warrants or other rights to purchase shares of our common stock or other company securities, extraordinary dividend, distribution or return of capital, or other similar corporate transaction or event that affects the shares of our common stock such that an adjustment is determined in good faith by the Committee in its sole discretion to be appropriate or desirable (including, without limitation, in order to preserve the economic value of the outstanding Awards and the value that may be delivered pursuant to outstanding Awards), the Committee in its sole discretion and without liability to any person will make such substitution or adjustment, if any, as it determines in good faith to be equitable (subject to applicable law), as to (i) the number of shares of our common stock or other company securities (or number and kind of other securities or property including cash) with respect to which Awards have or may be granted, (ii) the terms of any outstanding Award, including (A) the number of shares of our common stock or other company securities (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate and (B) the exercise price or strike price and/or (iii) any other affected terms of such Awards.

In the event of a change in control, (i) if determined by the Committee in the applicable award agreement or if otherwise provided for by the Committee pursuant to any written document, any outstanding Awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to the consummation of such change in control and (ii) the Committee may (subject to applicable law), but will not be obligated to, (A) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an Award, (B) cancel such Awards for fair value which, in the case of options and stock appreciation rights, may equal the excess, if any, of value of the consideration to be paid in the change in control transaction to holders of the same number of shares of our common stock subject to such options or stock appreciation rights over the aggregate exercise price or strike price, as applicable, (C) provide for the issuance of substitute awards or the assumption or replacement of Awards, in each case, that will substantially preserve the otherwise applicable terms of any affected Awards as determined in good faith by the Committee in its sole discretion whether by any successor or survivor person, or a parent entity or affiliate thereof or (D) provide that for a period of at least seven days prior to the consummation of a change in control, Awards will be exercisable, to the extent applicable, as to all shares of our common stock subject to the Awards and, to the extent not exercised, the Committee may further provide that upon the consummation of the change in control, the Awards will terminate.

Nontransferability of Awards. Unless otherwise provided in an award agreement or the 2021 Stock Incentive Plan, no Award may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner, whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will or by the laws of descent and distribution. All Awards are exercisable during the life of the participant only by the participant or the participant’s legal representative. However, the Committee may permit, under terms and conditions it deems appropriate in its sole discretion, a participant to transfer any Award to any person or entity that the Committee so determines.

Amendments or Termination. The 2021 Stock Incentive Plan provides that our Board of Directors may amend, alter or discontinue the 2021 Stock Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration or discontinuance may be made (i) after this offering, without the approval of shareholders if such action would increase the share pool or (ii) without the consent of participants holding a majority in value of the economic interests, if such action would diminish the rights of the participants under the Awards previously granted to such participants under the 2021 Stock Incentive Plan; provided, further, that following this offering, except as otherwise permitted in the 2021 Stock Incentive Plan, (A) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (B) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other Award or cash payment that is greater than the value of the cancelled option or stock appreciation right, and (C) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award granted or the associated award agreement, prospectively or retroactively (including after a termination); provided, that, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of a participant or any holder or beneficiary with respect to such outstanding Award will not to that extent be effective without such individual’s consent or the consent of such affected participant, holder or beneficiary.

Clawback/Forfeiture. The 2021 Stock Incentive Plan provides that the Committee may, in its sole discretion, provide, in an award agreement or other agreement with a participant, that the Committee may cancel an Award if the participant has engaged in or engages in any detrimental activity, as defined in the 2021 Stock Incentive Plan. The 2021 Stock Incentive Plan also permits the Committee to provide, in its sole discretion, that (i) if a participant has engaged in or engages in any detrimental activity during employment by us or any of our subsidiaries or affiliates or during any post-termination restrictive covenant period as designated by the Committee in the applicable award agreement or other agreement between us and a participant or otherwise determined by the Committee, and such activity is, or could reasonably be expected to be, injurious to the financial condition or business reputation of us or any of our subsidiaries or affiliates, such participant will forfeit any gain realized on the vesting or exercise of such Award and must repay the gain to us and (ii) if a participant receives any amount in excess of what such participant should have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount. All Awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

Omnibus Incentive Plan

In connection with this offering, our Board of Directors expects to adopt, and we expect our stockholders to approve, the Liftoff 2026 Omnibus Incentive Plan (our “Omnibus Incentive Plan”) prior to the completion of the offering. The term “Board of Directors” as used in this “Omnibus Incentive Plan” section refers to the Board of Directors of Liftoff.

Purpose. The purpose of our Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our shares of common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Eligibility. Eligible participants are any (i) individual employed by Liftoff or any of its subsidiaries; provided, however, that no employee covered by a collective bargaining agreement will be eligible to receive awards under the Omnibus Incentive Plan unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of Liftoff or any of its subsidiaries; or (iii) consultant or advisor to Liftoff or any of its subsidiaries or any other person who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an award agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Omnibus Incentive Plan.

Administration. Our Omnibus Incentive Plan will be administered by the compensation committee of our Board of Directors, or such other committee of our Board of Directors to which it has properly delegated power, or if no such committee or subcommittee exists, our Board of Directors (such administering body referred to herein, for purposes of this description of the Omnibus Incentive Plan, as the “Committee”). Except to the extent prohibited by applicable law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our Omnibus Incentive Plan. The Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled in, or exercised for, cash, shares of common stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of common stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in our Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, our Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee may deem appropriate for the proper administration of our Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our Omnibus Incentive Plan. Unless otherwise expressly provided in our Omnibus Incentive Plan, all designations, determinations, interpretations and other decisions under or with respect to our Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award and any of our stockholders.

Awards Subject to our Omnibus Incentive Plan. Our Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under our Omnibus Incentive Plan is 24,200,000, or the “Absolute Share Limit”; provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the 2027 fiscal year (the “First Increase Date”) and ending with a final increase on the nine year anniversary of the First Increase Date in an amount equal to the lesser of (x) 5.0% of the total number of shares of common stock outstanding on the last day of the immediately preceding fiscal year, and (y) a lower number of shares of common stock as determined by our Board of Directors. Of this amount, the maximum number of shares of common stock for which incentive stock options may be granted is 24,200,000; and during a single fiscal year, each non-employee director shall be granted a number of shares of common stock subject to awards, taken together with any cash fees paid to such non-employee director during the fiscal year, equal to a total value of $1,500,000 or such lower amount as determined by our Board of Directors. Except for “Substitute Awards” (as described below), to the extent that an award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of shares of common stock to which the award related, the unissued shares will again be available for grant under our Omnibus Incentive Plan. Other than with respect to Substitute Awards, shares of common stock withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of our Omnibus Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of our Omnibus Incentive Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the common stock is listed. No awards of incentive stock options may be granted under our Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined in our Omnibus Incentive Plan), but any such awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, or Substitute Awards, and such Substitute Awards will not be counted against the

Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above.

Grants. All awards granted under our Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions. For purposes of this prospectus, “Performance Conditions” means specific levels of performance of Liftoff (and/or one or more of its subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on, without limitation, the following measures: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage, year-end cash position or book value; (xxvii) strategic objectives; or (xxviii) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of one or more of Liftoff or its subsidiaries as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of Liftoff and/or one or more of its subsidiaries or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

Options. Under our Omnibus Incentive Plan, the Committee may grant non-qualified stock options and incentive stock options with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan; provided, that all stock options granted under our Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our shares of common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). The maximum term for stock options granted under our Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of our shares of common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares of common stock as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent and/or shares of common stock valued at fair market value at the time the option is exercised; provided, that such shares of common stock are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles) or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the shares of common stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which we are delivered a copy of irrevocable instructions to a stockbroker to sell the shares of common stock otherwise issuable upon the exercise of the option and to deliver promptly to us an amount equal to the exercise price or (c) a “net exercise” procedure effected by withholding the minimum number of shares of common stock otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional shares of common stock shall be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights (“SARs”) under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan. The Committee may also award SARs independent of any option. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares of common stock or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the strike price per share of common stock covered by the SAR, times (ii) the number of shares of common stock covered by the SAR, less any taxes required to be withheld. The strike price per share of common stock covered by a SAR will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards).

Restricted Stock and Restricted Stock Units. The Committee may grant restricted shares of our common stock or restricted stock units (“RSUs”). RSUs represent the right to receive, upon vesting and the expiration of any applicable restricted period, one share of our common stock for each RSU, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted share of our common stock, subject to the other provisions of our Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares.

Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan.

Effect of Certain Events on the Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other of our securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other of our securities, or other similar corporate transaction or event that affects the shares of common stock (including a “Change in Control,” as defined in the Omnibus Incentive Plan) or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under the Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of our shares of common stock or other of our securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the Omnibus Incentive Plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of our shares of common stock or other of our securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of Topic 718 (or any successor pronouncement thereto)), the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event (and any such award not so exercised will terminate upon the occurrence of such event); and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our shares of common stock in such event), including, without limitation, in the case of stock options and SARs, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, RSUs, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Without limiting the foregoing, except as may otherwise be provided in an award agreement, in the event that a Change in Control occurs, and an outstanding award is not continued by us or assumed, substituted or replaced by the buyer or its affiliates in connection with such Change in Control, then (i) any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable; and (ii) the restrictions, payment conditions and forfeiture conditions applicable to an award granted under our Omnibus Incentive Plan will lapse and such awards shall be deemed fully vested and any performance conditions imposed with respect to such awards shall be deemed to be achieved at target performance levels.

Non-transferability of Awards. No award will be permitted to be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue or terminate our Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is required under applicable law; (ii) it would materially increase the number of securities which may be issued under our Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a termination of employment or service); provided, that, except as otherwise permitted in our Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, our Board of Directors shall, without the approval our stockholders, have the authority to (i) amend any outstanding Option or SAR to reduce its exercise price or strike price, as applicable, or (ii) cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the intrinsic value (if any) of the canceled Option or SAR.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Any dividends payable in respect of restricted stock awards that remain subject to vesting conditions shall be retained by the Company and delivered to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends. Dividends attributable to RSUs shall be distributed to the participant in cash or, in the sole discretion of the Committee, in shares of common stock having a fair market value equal to the amount of such dividends, upon the settlement of the RSUs and, if such RSUs are forfeited, the participant shall have no right to such dividends.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, stock ownership, holding, retention or other similar policy adopted by our Board of Directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay us any such excess amount.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in our Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to us on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

Employee Stock Purchase Plan

Purpose. In connection with this offering, our Board of Directors expects to adopt, and we expect our stockholders to approve, the Liftoff Inc. Employee Stock Purchase Plan, which we refer to as the ESPP, prior to the completion of the offering. The ESPP is intended to give eligible employees an opportunity to acquire shares of our common stock and promote our best interests and enhance our long-term performance.

Under the ESPP, we may authorize offerings that qualify as being under an “employee stock purchase plan” under Section 423 of the Code. We may also authorize offerings under the ESPP that are not intended to comply with the requirements of Section 423 of the Code, which may, but are not required to, be made pursuant to any rules, procedures or sub-plans adopted by the compensation committee of our Board of Directors for such purpose.

Shares Reserved for the ESPP. The aggregate number of shares of our common stock that may be issued under the ESPP may not exceed 4,900,000 shares, subject to adjustment in accordance with the terms of the ESPP. Notwithstanding the foregoing, the share reserve of the ESPP shall automatically be increased on the first day of each fiscal year following the fiscal year in which the effective date of the ESPP occurred by a number of shares of our common stock equal to the lesser of (x) 1.0% of the total number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year, and (y) a lower number of shares of common stock as determined by our Board of Directors. If a purchase right expires or is terminated, surrendered or canceled without being exercised, in whole or in part, the number of shares subject to the purchase right will again be available for issuance and will not reduce the aggregate number of shares available under the ESPP. Notwithstanding the foregoing, the number of shares of common stock that may be issued or transferred pursuant to the rights granted under the component of the ESPP that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code shall not exceed an aggregate of 36,200,000 shares of common stock, subject to the dilution, other adjustment and change in control provisions set forth in the ESPP.

Administration. The ESPP will be administered by the compensation committee of our Board of Directors unless the Board of Directors elects to administer the ESPP. The compensation committee may appoint one or more agents to assist in the administration of the ESPP and may delegate certain responsibilities or powers subject to ESPP terms and applicable law. Subject to ESPP terms and applicable law, the compensation committee will have full and final authority to take any action with respect to the ESPP, including, without limitation, the authority to: (a) establish, amend and rescind rules and regulations for administration of the ESPP; (b) prescribe the form(s) of any agreements or other instruments used in connection with the ESPP; (c) determine the terms and provisions of the purchase rights granted under the ESPP; (d) determine eligibility and adjudicate all disputed claims filed under the ESPP; and (e) construe and interpret the ESPP, purchase rights, the rules and regulations, and the agreements or other written instruments, and to make all other determinations deemed necessary or advisable for the administration of the ESPP. The compensation committee may also adopt sub-plans relating to the operation and administration of the ESPP to accommodate the specific requirements of local laws and procedures for jurisdictions outside the United States, the terms of which sub-plans may take precedence over the terms of the ESPP, to the extent provided in the ESPP. To the extent inconsistent with the requirements of Section 423 of the Code, purchase rights offered under any such sub-plan will not be required by the terms of the ESPP to comply with Section 423 of the Code.

Effective Date. The ESPP will become effective on or about the date of this offering. However, no offering periods will commence under the ESPP until such time and subject to such terms and conditions as may be determined by the compensation committee of our Board of Directors. The term of the ESPP will continue until terminated by our Board of Directors or until the date on which all shares available for issuance under the ESPP have been issued.

Eligible Participants. Subject to the compensation committee’s ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including Section 16 officers, generally, all of our employees will be eligible to participate in the ESPP if they are employed by us or by a designated company (as defined below) except for (a) any employee who has been employed for less than 90 days, (b) any employee whose customary employment is less than 20 hours per week or (c) any employee whose customary employment is for not more than three months in any calendar year; provided that the compensation committee may determine prior to any purchase period start date that employees outside of the United States who are participating in a separate offering will be “eligible employees” even if they do not meet the requirements of (b) or (c) above if and to the extent required by applicable law. No employee will be eligible to participate if, immediately after the purchase right grant, the employee would own stock (including any stock the employee may purchase under outstanding purchase rights) representing 5% or more of the total combined voting power or value of our common stock. A “designated company” is any subsidiary or affiliate of Liftoff Inc., whether now existing or existing in the future, that has been designated by the compensation committee from time to time in its sole discretion as eligible to participate in the ESPP. The compensation committee may designate subsidiaries or affiliates of Liftoff Inc. as designated companies in an offering that does not satisfy the requirements of Section 423 of the Code. For offerings that, when taken together with the ESPP, comply with Section 423 of the Code and the regulations thereunder, only Liftoff Inc. and its subsidiaries may be designated companies; provided, however, that at any given time, a subsidiary that is a designated company under a Section 423 Code-compliant offering will not be a designated company under an offering that does not comply with Section 423 of the Code.

Contributions. A participant may acquire common stock under the ESPP by authorizing the use of contributions to purchase shares of common stock. Contributions must be at a rate of not less than 1% nor more than 15% (in whole percentages only) of the participant’s total compensation (with certain exclusions as set forth in the ESPP or as otherwise determined by the compensation committee). All contributions made by a participant will be credited (without interest) to his or her account. A participant may discontinue plan participation as provided in the ESPP, but a participant may not alter the amount of his or her contributions during an offering period. However, a participant’s contribution election may be decreased to 0% at any time during an offering period to the extent necessary to comply with Section 423 of the Code or the terms of the ESPP. A participant may not make separate cash payments into his or her account except in limited circumstances when the participant is on leave of absence or unless otherwise required by applicable law. A participant may withdraw contributions credited to his or her account during an offering period at any time before the applicable purchase period end date.

Offering Periods and Purchase Price. The ESPP generally provides for two six-month offering periods, with one purchase period in each offering period. The compensation committee has the authority to change the duration of a purchase period; provided that the change is announced a reasonable period of time prior to its effective date and the purchase period is not greater than 27 months.

On the first day of an offering period, a participant will be granted a purchase right to purchase on the purchase period end date, at the applicable purchase price, the number of shares of common stock as is determined by dividing the amount of the participant’s contributions accumulated as of the last day of the purchase period by the applicable purchase price; provided that (a) no participant may purchase shares of common stock with a fair market value (as of the date of purchase right grant) in excess of $25,000 (or local equivalent) per calendar year in the case of offerings intended to comply with Section 423 of the Code; and (b) in no event will the aggregate number of shares subject to purchase rights during a purchase period exceed the number of shares then available under the ESPP or the maximum number of shares available for any single purchase period (as determined by the compensation committee from time to time).

The purchase price will be 85% (or such greater percentage as may be determined by the compensation committee prior to the start of any purchase period) of the lesser of (i) the fair market value per share of our common stock as determined on the applicable grant date of the purchase right or (ii) the fair market value per share of our common stock as determined on the applicable purchase period end date (provided that, in no event may the purchase price be less than the par value per share of our common stock). The compensation committee may determine prior to a purchase period to calculate the purchase price for such period solely by reference to the fair market value of a share on the applicable purchase period end date or applicable grant date of the purchase right, or based on the greater (rather than the lesser) of such values.

A participant’s purchase right to purchase shares of common stock during a purchase period will be exercised automatically on the purchase period end date for that purchase period unless the participant withdraws at least thirty days prior to the end of the purchase period or his or her participation is terminated. On the purchase period end date, a participant’s purchase right will be exercised to purchase that number of shares which the accumulated contributions in his or her account at that time will purchase at the applicable purchase price, but not in excess of the number of shares subject to the purchase right or other ESPP terms. Subject to the terms of the ESPP, a purchase right will generally terminate on the earlier of the date of the participant’s termination of employment or the last day of the applicable purchase period.

Rights as Stockholder. A participant will have no rights as a stockholder with respect to our shares that the participant has a purchase right to purchase in any offering until those shares are issued to the participant.

Rights Not Transferable. A participant’s rights under the ESPP will be exercisable only by the participant and are not transferable other than by will or the laws of descent or distribution.

Effect of a Change in Control; Adjustments. If there is any change in the outstanding shares of our common stock because of a merger, change in control (as defined in the Omnibus Incentive Plan), consolidation, recapitalization or reorganization involving Liftoff Inc., or if our Board of Directors declares a stock dividend, stock split distributable in shares of common stock or reverse stock split, other distribution or combination or reclassification of our common stock, or if there is a similar change in the capital stock structure of Liftoff Inc. affecting our common stock, then the number and type of shares of our common stock reserved for issuance under the ESPP will be correspondingly adjusted and, subject to applicable law, the compensation committee will make such adjustments to purchase rights or to any ESPP provision as the compensation committee deems equitable to prevent dilution or enlargement of purchase rights or as may otherwise be advisable. In addition, in the event of a change in control, the compensation committee’s discretion includes, but is not limited to, the authority to provide for any of, or a combination of any of, the following:

•
assumption or substitution of purchase rights by a successor entity (or parent or subsidiary of such successor);
•
selection of a date on which all outstanding purchase rights will be exercised on or before the consummation date of the change in control;
•
termination of outstanding purchase rights and refund of accumulated contributions to each participant prior to the change in control; or
•
continuation of outstanding purchase rights unchanged.

Amendment and Termination. The ESPP may be amended, altered, suspended and/or terminated at any time by our Board of Directors; provided, that approval of an amendment to the ESPP by our stockholders will be required to the extent, if any, that stockholder approval of such amendment is required by applicable law. The compensation committee may (subject to the provisions of Section 423 of the Code and the ESPP) amend, alter, suspend and/or terminate any purchase right granted under the ESPP, prospectively or retroactively, but (except as otherwise provided in the ESPP) such amendment, alteration, suspension or termination of a purchase right may not, without the written consent of a participant with respect to an outstanding purchase right, materially adversely affect the rights of the participant with respect to the purchase right. In addition, the compensation committee has unilateral authority to (a) subject to the provisions of Section 423 of the Code, amend the ESPP and any purchase right (without participant consent) to the extent necessary to comply with applicable law or changes in applicable law and (b) make adjustments to the terms and conditions of purchase rights in recognition of unusual or nonrecurring events affecting us or any parent or subsidiary corporation (each as defined under Section 424 of the Code), or our financial statements (or those of any parent or subsidiary corporation), or of changes in applicable law, or accounting principles, if the compensation committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits intended to be made available under the ESPP or necessary or appropriate to comply with applicable accounting principles or applicable law.

Director Compensation

For the fiscal year ended December 31, 2025, we did not provide compensation to members of our Board of Directors who were employed by us or by Blackstone. However, all members are reimbursed for their reasonable out-of-pocket expenses related to their services on our Board of Directors or one of its committees.

Mr. Goldman serves as an independent director on our Board of Directors, pursuant to an offer letter, effective as of December 19, 2020, under which Mr. Goldman is entitled to receive an annual retainer of $50,000 per year. Pursuant to the terms of the offer letter, Mr. Goldman also received a one-time grant of stock option awards for his service as a director. Upon the occurrence of this offering, Mr. Goldman’s offer letter will automatically terminate, and the fee levels for Mr. Goldman’s service will be determined by our Board of Directors. In connection with this offering, we intend to grant 18,750 RSUs (giving effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus) in respect of shares of our common stock under the Omnibus Incentive Plan to Mr. Goldman. Subject to Mr. Goldman’s continued service through each applicable vesting date, the RSUs will vest on an annual basis over a three-year period commencing October 1, 2025; provided, that if a change in control occurs during his service, then all of the RSUs will become fully vested. Any vested RSUs will be settled upon the first to occur of (x) a change in control, (y) the six-month anniversary of this offering and (z) March 15 of the calendar year following the year in which this offering occurs. Notwithstanding the foregoing, all RSUs will be forfeited if an initial public offering or a change in control does not occur prior to the seventh anniversary of the date of grant.

Effective as of December 19, 2025, Ms. Rafael and Mr. Habiger each serve as independent directors on our board of directors. Mr. Habiger is entitled to receive an annual retainer of $75,000 as Chairman of the Board, Ms. Rafael is entitled to receive an annual retainer of $50,000, and each director will be entitled to additional compensation in accordance with our director compensation policy which we expect to adopt if he or she assumes additional roles as part of the director’s service on our Board of Directors. Ms. Rafael and Mr. Habiger each received a one-time grant of restricted stock units (“RSUs”) on December 19, 2025. Subject to each director’s continued service through each applicable vesting date, the RSUs vest on an annual basis over a three-year period; provided, that if a change in control occurs during the director’s service, then all of the RSUs will become fully vested. Any vested RSUs will be settled upon the first to occur of (x) a change in control, (y) the six-month anniversary of this offering and (z) March 15 of the calendar year following the year in which this offering occurs. Notwithstanding the foregoing, all RSUs will be forfeited if an initial public offering or a change in control does not occur prior to the seventh anniversary of the date of grant. Subject to the completion of this offering and pursuant to the terms of the Company’s non-employee director compensation policy, each director will be entitled to receive an annual equity grant under our Omnibus Incentive Plan of RSUs covering a number of shares of our common stock having an aggregate grant date fair market value of $235,000. These RSUs will vest in accordance with the terms determined by our Board of Directors at the time of this offering.

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our directors for services rendered to us during the last fiscal year, other than Mr. Bondy, our Chief Executive Officer, whose compensation is presented in the Summary Compensation Table above. RSU and option amounts discussed in the footnotes to the table below give effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus.

Name	Fees Earned or Paid in Cash ($)(2)	Option Awards ($)(3)	RSU Awards ($)(4)	Total ($)
Sachin Bavishi(1)	—	—	—	—
Jonathan Yip(1)	—	—	—	—
Phil Crosby(1)	—	—	—	—
Harry Robertson(1)	—	—	—	—
Simon Robert Goldman(5)	$50,000	$9,455	—	$59,445
Elizabeth Rafael(6)	$1,644	—	—	$1,644
David Habiger(6)	$2,466	—	—	$2,466

(1)
Messrs. Bavishi, Crosby, Robertson and Yip did not receive any compensation for their service on our Board of Directors. Messrs. Crosby and Robertson resigned from our Board of Directors on December 19, 2025. Compensation earned by Messrs. Crosby and Roberston as employees of the Company is discussed in “Certain Relationships and Related Person Transactions”.
(2)
Reflects the fees Mr. Goldman, Ms. Rafael and Mr. Habiger received during 2025. Fees earned by Ms. Rafael and Mr. Habiger have been prorated based on their respective start dates.
(3)
The amount in this column represents the incremental compensation expense we incurred under Topic 718 in connection with the modification of Mr. Goldman’s outstanding option awards in connection with the September 2025 Dividend. The assumptions used in calculating the grant date fair value of these awards in accordance with Topic 718 is set forth in Note 10 to our audited financial statements included elsewhere in this prospectus.
(4)
Ms. Rafael and Mr. Habiger received a one-time grant of 18,750 RSUs on December 19, 2025. As discussed above, vesting of these RSUs was subject to an initial public offering or a change in control occurring prior to the seventh anniversary of the grant date. Because achievement of this performance condition was not deemed probable on the grant date, no value is included in the table for these awards. Subject to each director’s continued service through each applicable vesting date, the RSUs vest on an annual basis over a three-year period; provided, that if a change in control occurs during the director’s service, then all of the RSUs will become fully vested. Any vested RSUs will be settled upon the first to occur of (x) a change in control, (y) the six-month anniversary of this offering and (z) March 15 of the calendar year following the year in which this offering occurs. The assumptions used in calculating the grant date fair value of these awards in accordance with Topic 718 is set forth in Note 10 to our audited financial statements included elsewhere in this prospectus.
(5)
As of December 31, 2025, Mr. Goldman had 52,816 options outstanding (which were initially granted by Vungle and were subsequently converted into options to acquire our common stock in connection with the combination of Liftoff Mobile and Vungle in September 2021), of which 4,226 were unvested, with an exercise price of per $6.28 per share, which will vest on January 4, 2026, subject to Mr. Goldman’s continued service through such date. In connection with this offering, Mr. Goldman will receive a grant of 18,750 RSUs under the Omnibus Incentive Plan, which is described above.
(6)
As of December 31, 2025, Ms. Rafael and Mr. Habiger each had 18,750 RSUs outstanding.

Our Board of Directors expects to adopt a policy with respect to the compensation payable to our non-employee directors upon consummation of this offering, pursuant to which each non-employee director (other than directors affiliated with Blackstone) will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards.

Certain Relationships and Related Person Transactions

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreements

In connection with this offering, we intend to enter into separate stockholders agreements with each of our Principal Stockholders. Our stockholders agreement with Blackstone, among other things, permits Blackstone to designate an agreed number of individuals as directors (such directors, the “Blackstone Designated Directors” and each, a “Blackstone Designated Director”), such that, the number of Blackstone Designated Directors serving as directors of our company will be equal to: if Blackstone and its affiliates together beneficially own: (i) at least 50% of the outstanding shares of common stock, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (ii) at least 40% (but less than 50%) of the outstanding shares of common stock, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (iii) at least 30% (but less than 40%) of the outstanding shares of common stock, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (iv) at least 20% (but less than 30%) of the outstanding shares of common stock, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (v) at least 5% (but less than 20%) of the outstanding shares of common stock, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. In addition, if Blackstone and its affiliates together beneficially own at least 2% of the outstanding shares of common stock, Blackstone will have the right to appoint a non-voting observer to attend meetings of our board of directors.

Our stockholders agreement with General Atlantic, among other things, permits General Atlantic the right to designate one (1) individual as a director (such director, the “General Atlantic Designated Director” and, the General Atlantic Designated Director, together with the Blackstone Designated Directors, the “Designated Directors”) if General Atlantic and its affiliates beneficially own at least 5% of the outstanding shares of common stock. In addition, if General Atlantic and its affiliates together beneficially own at least 2% of the outstanding shares of common stock, General Atlantic will have the right to appoint a non-voting observer to attend meetings of our board of directors.

In addition, the stockholders agreements will permit the Principal Stockholders to assign their rights and obligations under the stockholders agreement, in whole or in part, without our prior written consent. Furthermore, the stockholders agreements require us to cooperate with the Principal Stockholders in connection with certain future pledges, hypothecations, grants of security interest in, or transfers (including to third party investors) of any or all of the common stock held by the Principal Stockholders, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit.

Although a Principal Stockholder may be permitted to designate a certain number of individuals pursuant to the foregoing provisions, there is no requirement that such Principal Stockholder designate all (or any) such individuals. If the stockholders agreements remains in effect, Designated Directors may be removed only with the consent of the Designated Stockholder that designated such Designated Director. Moreover, our Principal Stockholders have certain customary information rights pursuant to the stockholders agreements.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with our Principal Stockholders, Phil Crosby, Mark Ellis and Harry Robertson, which will provide for customary “demand” registrations and “piggyback” registration rights. The registration rights agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

General Atlantic Investment

On May 5, 2025, we entered into a share purchase agreement (the “Share Purchase Agreement”) with General Atlantic and Blackstone, pursuant to which General Atlantic acquired 17,452,528 shares of Class A Shares of the Company from Blackstone and other holders of our Class A Shares who elected to participate in such sale on June 30, 2025 for aggregate consideration of approximately $402 million (the “Secondary Stock Purchase”). At the closing of the Secondary Stock Purchase, the shares of our Class A Shares purchased by General Atlantic were exchanged into 401,626 newly issued shares of Series A Redeemable Convertible Preferred Stock, of the Company, with a total of 23,374 shares of Series A Redeemable Convertible Preferred Stock being issued against the repurchase of 1,358,877 vested options and SARs. Concurrent with the execution of the Share Purchase Agreement, on May 5, 2025, we also entered into an equity commitment agreement with General Atlantic providing for funding to support a tender offer conducted in connection with General Atlantic’s investment pursuant to the Secondary Stock Purchase (the “Equity Investment,” and together with the Secondary Stock Purchase, the “Transactions”) in the Company. The tender offer, which launched on May 22, 2025, allowed certain eligible holders to tender vested stock options and SARs to us for aggregate cash consideration of approximately $23 million, which was funded by General Atlantic in exchange for additional shares of Series A Redeemable Convertible Preferred Stock. Following the closing of the Transactions, General Atlantic owned 425,000 shares of Series A Redeemable Convertible Preferred Stock. The Series A Redeemable Convertible Preferred Stock is convertible — either at the option of the holder or mandatorily upon an IPO — into Class A Shares at the applicable conversion rate, initially 43.4594 shares per preferred share, subject to adjustment for stock splits, dividends, recapitalizations, pricing of this offering below the conversion price, and the payment of the earnout adjustment. The share and per share information in the preceding sentences of this paragraph do not give effect to the      -for-1 forward split of our common stock, which will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. In the event the Company makes a payment in respect of its existing earn-out obligations subsequent to conversion, the Company will deliver an incremental number of shares of Class A Shares to those shareholders who held Series A Redeemable Convertible Preferred Stock at the time they were converted into Class A Shares prior to such earnout obligation payment, subject to certain transfer rules and limitations, equal to the number of shares of Class A Shares such former holders of Series A Redeemable Convertible Preferred Stock would have incrementally been entitled to upon conversion of such shares of Series A Redeemable Convertible Preferred Stock, had such earn-out payment been made by the Company prior to the conversion of such shares of Series A Redeemable Convertible Preferred Stock. See Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The Series A Redeemable Convertible Preferred Stock will, by its terms, automatically convert into common stock after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. Immediately following the Conversion and the      -for-1 forward split of our common stock, General Atlantic will hold      shares of our common stock. If the earn-out obligation is earned in full and our stock is valued at that time at $     , which is the midpoint of the price range set forth on the cover page of this prospectus, we would have to issue      shares of common stock in satisfaction of our obligation to such former holders of Series A Redeemable Convertible Preferred Stock (giving effect to the      -for-1 forward split of our common stock).

An affiliate of General Atlantic is providing certain capital markets advisory services in connection with this offering, for which it will receive customary advisory fees.

Other Transactions

Employee Directors

During fiscal 2024, our co-founders, Phil Crosby and Harry Robertson, served as members of our board of directors for which they received no additional compensation. In addition to serving on our board of directors in fiscal 2024, (i) Mr. Crosby served as the Company’s Co-Founder & Executive Product Advisor for which he received a base salary of $318,750, a performance-based bonus of $197,330 and childcare-related benefits of $53,797, and (ii) Mr. Robertson served as the Company’s Co-Founder & Executive Technical Advisor for which he received a base salary of $318,750, a performance-based bonus of $185,836, childcare-related benefits of $70,740 and Company contributions to our 401(k) plan of $10,350. We also incurred $276,427 in incremental compensation expense under Topic 718 for each of Messrs. Crosby and Robertson in connection with the modification of their outstanding option awards in connection with our dividend transaction in November 2024.

During fiscal 2025, our co-founders, Phil Crosby and Harry Robertson, served as members of our board of directors for which they received no additional compensation. Messrs. Crosby and Robertson each resigned from their board positions on December 19, 2025. In addition to serving on our board of directors in fiscal 2025, (i) Mr. Crosby served as the Company’s Co-Founder & Executive Product Advisor for which he received a base salary of $318,750, a performance-based bonus of $179,831, childcare-related benefits of $31,500 and gross-ups related to the childcare-related benefits of $25,024, and (ii) Mr. Robertson served as the Company’s Co-Founder & Executive Technical Advisor for which he received a base salary of $318,750, a performance-based bonus of $179,831, childcare-related benefits of $31,500, gross-ups related to the childcare-related benefits of $25,013 and Company contributions to our 401(k) plan of $7,611. We also incurred $276,427 in incremental compensation expense under Topic 718 for each of Messrs. Crosby and Robertson in connection with the modification of their outstanding option awards in connection with the September 2025 Dividend. For additional information on the September 2025 Dividend, see “Management —Executive Compensation—Narrative Disclosure to Summary Compensation Table—September 2025 Dividend.”

Mr. Crosby received a grant of 8,125 restricted stock units (“RSUs”) on December 19, 2025 (giving effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus). Subject to Mr. Crosby’s continued service through each applicable vesting date, the RSUs vest on an annual basis over a three-year period; provided, that if a change in control occurs during Mr. Crosby’s service, then all of the RSUs will become fully vested. Any vested RSUs will be settled upon the first to occur of (x) a change in control, (y) the six-month anniversary of this offering and (z) March 15 of the calendar year following the year in which this offering occurs. Notwithstanding the foregoing, all RSUs will be forfeited if an initial public offering does or a change in control does not occur prior to the seventh anniversary of the date of grant. Because achievement of the award’s performance condition was not deemed probable on the grant date, no value has been recognized for this award through the date of this prospectus.

Mr. Robertson received a grant of 85,000 stock options on December 19, 2025, with an exercise price of $32.72 (giving effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus). Subject to Mr. Robertson’s continued service through each applicable vesting date, the stock options vest on a quarterly basis over a three-year period; provided, that if a change in control occurs during Mr. Robertson’s service, then all of the stock options will become fully vested to the extent not continued by the acquirer or assumed, substituted or replaced by the acquirer in connection with the change in control. Mr. Robertson may exercise all or any part of the vested portion of his stock options at any time prior to the earliest to occur of: (i) the expiration date of his stock option; (ii) the date on which (A) his employment is terminated by us or any of our affiliates for “cause”, (B) he resigns when grounds for “cause” exist, or (C) he breaches any restrictive covenant agreement between him and us or any of our affiliates; (iii) the one-year anniversary of the date of his termination of employment due to death or disability; or (iv) the 180th day following the date of his termination of employment for any reason other than as referenced in (ii) or (iii) above (or, solely with respect to options which vest following termination of employment, to the extent applicable, 180 days following the date of vesting).

In connection with the General Atlantic investment transaction, Messrs. Crosby and Robertson also participated in the 2025 Equity Transactions, pursuant to which (i) Mr. Crosby sold 901,788 of his common shares (giving effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus) and received aggregate consideration in the amount of $20,744,631, and (ii) Mr. Robertson sold 1,322,534 of his common shares (giving effect to the      -for-1 forward split of our common stock discussed elsewhere in this prospectus) and received aggregate consideration in the amount of $30,423,426. For additional information on the 2025 Equity Transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —General Atlantic Investment.”

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our audit committee. No related person transaction entered into following the completion of this offering will be executed without the approval or ratification of our audit committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification of Directors and Officers

We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, together with our amended and restated bylaws, will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions. The indemnification agreements, together with our amended and restated bylaws, will also require us to advance expenses, including attorneys’ fees, incurred by our directors and officers in defending against proceedings to which they are or are threatened to be made a party or participant, to the fullest extent permitted by law, subject to limited exceptions. In addition, our amended and restated certificate of incorporation provides that our directors and officers will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors or officers to the fullest extent permitted by the DGCL. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Principal and Selling Stockholders

The following table sets forth information regarding the beneficial ownership of shares of our common stock after giving effect to the Reclassification, the Conversion and a      -for-1 forward split of our common stock, each of which will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the completion of this offering, by (1) each person known to us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The percentage of beneficial ownership of shares of our common stock outstanding before the offering as set forth below is based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The percentage of beneficial ownership of our common stock after the offering as set forth below is based on shares of our common stock to be issued and outstanding immediately after the offering. Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of beneficial ownership of our common stock after the offering set forth below also assumes the foregoing and the issuance and sale by us of      shares of common stock (and      additional shares of common stock from the selling stockholders if the underwriters exercise in full their option to purchase additional shares) and the application of proceeds received by us therefrom.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is c/o Liftoff Mobile, Inc., 900 Middlefield Road, Redwood City, California 94063.

			Shares of Common Stock to be Sold in This Offering		Shares of Common Stock Beneficially Owned Following This Offering
	Shares of Common Stock Beneficially Owned Prior to This Offering		Assuming Underwriters’ Option is Not Exercised	Assuming Underwriters’ Option is Exercised in Full	Assuming Underwriters’ Option is Not Exercised		Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage
Blackstone(1)
General Atlantic(2)
Mark Ellis(3)
Harry Robertson(4)
Jeremy Bondy(5)
Tarek Kutrieh(6)
Andre Tutundjian(7)
David Habiger
Sachin J. Bavishi
Simon R. Goldman(8)
Elizabeth Rafael
Tanzeen Syed
Jonathan Yip
Directors and executive officers as a group (10 persons)(9)

* Less than 1%

(1)
Reflects shares directly held by BCP Redbird Aggregator L.P. BCP VII Holdings Manager L.L.C. is the general partner of BCP Redbird Aggregator L.P. Blackstone Management Associates VII L.L.C. is the sole member of BCP VII Holdings Manager L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C. Blackstone Holdings III L.P. is the managing member of BMA VII L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each (other than BCP Redbird Aggregator L.P. to the extent of its direct holdings) disclaims beneficial ownership of such securities. The address of each of the other entities listed in this footnote and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(2)
Reflects shares directly held by General Atlantic (LFT), L.P. (“GA LFT”). The limited partners that share beneficial ownership of the shares held by GA LFT are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners 100, L.P. (“GAP 100”), General Atlantic Partners (Lux) SCSp (“GAP Lux”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). General Atlantic (SPV) GP, LLC (“GA SPV”) is the general partner of GA LFT. General Atlantic, L.P. (“GA LP”) is the sole member of GA SPV. The general partner of GAP 100 is ultimately controlled by GA, L.P. The general partner of GAP Lux is ultimately controlled by GAP (Bermuda) L.P. (“GAP Bermuda”). GA LP is the managing member of GAPCO III, GAPCO IV, and GAPCO V and the general partner of

GAPCO CDA. GA LFT, the GA Funds, GA SPV and GA LP (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. GA LP and GAP Bermuda are ultimately controlled by General Atlantic’s Partnership Committee, which, except as otherwise delegated to other committees and executive officers, determines strategic and major policy decisions and oversees and controls the Firm’s affairs and business. The Partnership Committee is comprised of senior Managing Directors of General Atlantic: Mr. William E. Ford (CEO and Chairman), Martin Escobari, Gabriel Caillaux, David Hodgson, Christopher G. Lanning, and Torbjorn Caesar. The address for GA LFT, GA SPV, and GA LP is c/o General Atlantic Service Company, L.P, 55 East 52nd Street, 33rd Floor New York, New York 10055.

(3)
Consists of      shares of common stock held of record by the Ellis Trust dated September 11, 2015 (the “Ellis Trust”). The trustees of the Ellis Trust are Mark E. Ellis and Sydney L. Ellis, who hold shared voting and dispositive power with respect to the shares held of record by the Ellis Trust.

(4)
Includes      shares underlying vested stock options and      shares underlying stock options that are scheduled to vest within 60 days of the date of this prospectus.

(5)
Includes      shares underlying vested stock options.

(6)
Includes      shares underlying vested stock options.

(7)
Reflects      shares of common stock held of record by the Tutundjian-Barsamian Trust dated September 25, 2020, over which Andre Tutundjian and Ani Barsamian are trustees. Also includes      shares underlying vested stock options and      shares underlying stock options that are scheduled to vest within 60 days of the date of this prospectus.

(8)
Includes      shares underlying vested stock options.

(9)
Includes      shares underlying vested stock options and      shares underlying stock options that are scheduled to vest within 60 days of the date of this prospectus.

For information relating to our material relationships and related person transactions with the principal and selling stockholders, see the section titled “Certain Relationships and Related Person Transactions.”

Description of Certain Indebtedness

The following section summarizes the terms of our material principal indebtedness.

Senior Secured Credit Facilities

Overview

On September 30, 2021, certain subsidiaries of the Company entered into a credit agreement (the “Credit Agreement”) with a syndicate of banks, led by Morgan Stanley Senior Funding, Inc., as agent, which governs the Senior Secured Credit Facilities. The borrower under the Senior Secured Credit Facilities is a wholly owned subsidiary of the Company, Red Planet Borrower, LLC (the “Borrower”). The Senior Secured Credit Facilities are guaranteed by substantially all of its wholly owned subsidiaries organized in the United States. The New Revolving Credit Facility includes capacity available for issuing letters of credit and for borrowings on same-day notice, referred to as swing line loans. The Senior Secured Credit Facilities initially consisted of:

•
a term loan facility in an original aggregate principal amount of $1,400.0 million (the “Original Term Loan Facility”); and
•
a revolving credit facility with commitments in an aggregate principal amount of up to $150.0 million (the “Original Revolving Credit Facility”).

On November 8, 2024, the Borrower amended the Credit Agreement to incur incremental term loans in an aggregate principal amount of $225.0 million (the “Incremental Term Loans”). On September 8, 2025, the Borrower amended the Credit Agreement to, among other things (i) obtain a new term loan facility in the aggregate principal amount of $1,855.0 million (the “New Term Loan Facility”), which New Term Loan Facility, among other things, refinanced in full the term loans outstanding under the Original Term Loan Facility and the Incremental Term Loans and (ii) obtain a new revolving credit facility in an aggregate principal amount of $195.5 million (the “New Revolving Credit Facility,” and together with the New Term Loan Facility, the “Senior Secured Credit Facilities”), as a replacement of the Original Revolving Credit Facility.

The Senior Secured Credit Facilities provide that the Borrower has the right at any time to request additional term loan tranches and/or term loan increases, increases in the revolving commitments and/or additional revolving credit facilities up to the sum of (i) the greater of (a) $320.0 million and (b) an amount equal to 100.0% of pro forma consolidated EBITDA for the most recently ended four consecutive fiscal quarter period in respect of which financial statements are available plus unused amounts under the general debt basket, plus (ii) an amount equal to all voluntary prepayments, repurchases and redemptions of the term loans under our Credit Agreement and certain other incremental first lien equivalent debt and permanent revolving credit commitment reductions under our Credit Agreement, in each case prior to or simultaneous with the date of any such incurrence (to the extent not funded with the proceeds of long-term debt other than revolving loans), plus (iii) an additional unlimited amount such that, after giving pro forma effect to such incurrence, (a) if such additional amounts are secured on a pari passu basis with the obligations under the Senior Secured Credit Facilities, the consolidated first lien net leverage ratio of the Borrower and its restricted subsidiaries either (x) does not exceed 5.50 to 1.00 or (y) is no worse than the consolidated first lien net leverage ratio immediately prior to such incurrence and any related transactions, (b) if such additional amounts are secured on a junior lien basis to the obligations under the Senior Secured Credit Facilities, the consolidated secured net leverage ratio of the Borrower and its restricted subsidiaries either (x) does not exceed 5.75 to 1.00 or (y) is no worse than the consolidated secured net leverage ratio immediately prior to such incurrence and any related transactions and (c) if such additional amounts are unsecured (or not secured by all or any portion of the collateral), either (I) the consolidated total net leverage ratio of the Borrower and its restricted subsidiaries either (x) does not exceed 6.25 to 1.00 or (y) is no worse than the consolidated total net leverage ratio immediately prior to such incurrence and any related transactions or (II) the consolidated interest coverage ratio of the Borrower and its restricted subsidiaries is either (x) not less than 1.75 to 1.00 or (y) is no less than the consolidated total net leverage ratio immediately prior to such incurrence and any related transactions. The lenders under the Senior Secured Credit Facilities are not under any obligation to provide any such incremental commitments or loans, which are uncommitted, and any such addition of or increase in commitments or loans is subject to obtaining commitments and certain customary conditions precedent set forth in the Senior Secured Credit Facilities.

Interest Rate and Fees

Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at the Borrower’s option, either (i) Term SOFR for the relevant interest period, adjusted for statutory reserve requirements (subject to a floor of 0.50% per annum, in the case of the New Term Loan Facility, and a floor of 0.00% per annum, in the case of the New Revolving Credit Facility), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as last quoted by the Wall Street Journal as the “Prime Rate” in the United States, (b) the federal funds effective rate plus 0.50% and (c) Term SOFR for an interest period of one month plus 1.00% (subject to a floor of 1.50% per annum, in the case of the New Term Loan Facility, and a floor of 0.00% per annum, in the case of the New Revolving Credit Facility), plus an applicable margin. The applicable margins for loans under the New Term Loan Facility and New Revolving Credit Facility are subject to adjustment based upon the consolidated first lien net leverage ratio of the Borrower and its restricted subsidiaries and is subject to reduction after the consummation of this offering.

In addition to paying interest on the outstanding principal under the Senior Secured Credit Facilities, the Borrower is required to pay a commitment fee of 0.50% per annum (which is subject to decreases to 0.375% and 0.250% per annum based upon the achievement of certain consolidated first lien net leverage ratios of the Borrower and its restricted subsidiaries) to the lenders under the New Revolving Credit Facility in respect of the unutilized commitments thereunder. The Borrower must also pay customary letter of credit fees and an annual administrative agency fee.

Prepayments

Our Senior Secured Credit Facilities contain customary mandatory prepayments, including with respect to excess cash flow, asset sale proceeds and proceeds from certain incurrences of indebtedness. We may voluntarily repay outstanding loans under our Senior Secured Credit Facilities at any time without premium or penalty; provided, however, that any voluntary prepayment, refinancing or repricing of the New Term Loan Facility in connection with certain repricing transactions that occur prior to March 8, 2026 shall be subject to a prepayment premium of 1.00% of the principal amount of New Term Loan Facility so prepaid, refinanced or repriced.

Amortization and Maturity

The New Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the New Term Loan Facility outstanding as of the date of the closing of the New Term Loan Facility, commencing on March 31, 2026, with the balance being payable at maturity on September 8, 2032. Principal amounts outstanding under the New Revolving Credit Facility are due and payable in full at maturity on September 8, 2030.

Guarantee and Security

All obligations of the Borrower under the Senior Secured Credit Facilities and under any swap agreements and cash management arrangements that are entered into by the Borrower or any of its restricted subsidiaries and that, in either case, are provided by any agent or lender party to the Senior Secured Credit Facilities or any of their respective affiliates or any other person approved by the agent, are unconditionally guaranteed by all material wholly owned restricted subsidiaries of the Borrower organized in the United States and by the direct parent of the Borrower, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences.

All obligations of the Borrower under the Senior Secured Credit Facilities and under any swap agreements and cash management arrangements that are entered into by the Borrower or any of its restricted subsidiaries and that, in either case, are provided by any lender or agent party to the Senior Secured Credit Facilities or any of their respective affiliates or any other person approved by the agent, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the assets of the Borrower and each guarantor, including but not limited to: (i) a perfected pledge of all of the capital stock held by the Borrower or any subsidiary guarantor in any material first-tier wholly-owned restricted subsidiary organized in the United States (subject to certain exceptions) and up to 65% of the capital stock issued and outstanding by each direct wholly owned non-U.S. restricted subsidiary of the Borrower or any subsidiary guarantor that is a CFC or any FSHCO (subject to certain exceptions) and (ii) perfected security interests in substantially all tangible and intangible personal property of the Borrower and the subsidiary guarantors (subject to certain exceptions and exclusions).

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Borrower and its subsidiaries’ ability to:

•
incur additional indebtedness and guarantee indebtedness;
•
create or incur liens;
•
engage in mergers or consolidations;
•
sell, transfer or otherwise dispose of assets;
•
make investments, acquisitions, loans or advances;
•
pay dividends and distributions or repurchase capital stock;

•
prepay, redeem, or repurchase any subordinated indebtedness;
•
enter into agreements which limit our ability and the ability of our restricted subsidiaries to incur liens on assets;
•
enter into amendments to certain subordinated indebtedness in a manner materially adverse to the lenders; and
•
change the passive holding company status of the direct parent of the Borrower.

In addition, with respect to the New Revolving Credit Facility, the Credit Agreement requires the Borrower to maintain, as of the last day of each four fiscal quarter period, a consolidated first lien net leverage ratio of no greater than 8.75 to 1.00 only if, as of the last day of any fiscal quarter, revolving loans under the New Revolving Credit Facility (including swing line loans, but excluding letters or credit that have been cash collateralized or backstopped and up to $75.0 million of letters of credit that have not been cash collateralized or backstopped) in an aggregate amount greater than 35% of the total commitments under the New Revolving Credit Facility are outstanding at such time. The financial maintenance covenant described in the foregoing sentence is subject to customary equity cure rights and may be amended or waived with the consent of the lenders holding a majority of the commitments under the New Revolving Credit Facility.

Our Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default for facilities of this type, including relating to a change of control. If an event of default occurs, the lenders under the Senior Secured Credit Facilities are entitled to take various actions, including the acceleration of amounts due under the Senior Secured Credit Facilities and all actions permitted to be taken by secured creditors.

Description of Capital Stock

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, Liftoff Mobile, Inc.’s amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company,” and “our company” refer to Liftoff Mobile, Inc., and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 7,000,000,000 shares of common stock, par value $0.0001 per share, and 700,000,000 shares of preferred stock, par value $0.0001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of one or more outstanding series of preferred stock, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution to stockholders.

All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The common stock will not be subject to further calls or assessments by us. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:

•
the designation of the series;
•
the number of shares of the series, which our board of directors may, except where otherwise provided in any preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•
the dates at which dividends, if any, will be payable on shares of such series;
•
the redemption rights and price or prices, if any, for shares of the series;
•
the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•
the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;
•
restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and
•
the voting powers, if any, of the holders of the series.

We could issue one or more series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights or interests of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock, or subordinating the rights of the common stock to distributions upon a liquidation, dissolution, or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits the board of directors of a corporation, subject to any restrictions in the certificate of incorporation, to declare and pay dividends out of the corporation’s “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets is an amount equal to the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

We have no current plans to pay dividends on our common stock as a public company. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Dividend Policy.”

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay, or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions, and to fund employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

We have elected not to be governed by Section 203 of the DGCL, which is Delaware’s anti-takeover statute that, subject to certain exceptions and approvals, restricts “business combinations,” including specified mergers, asset sales, stock sales, and other transactions, between a corporation and its subsidiaries, on the one hand, and any interested stockholder (generally defined to mean a person who (x) owns 15% or more of the outstanding voting stock of the corporation or (y) is an affiliate or associate of us and was the owner of 15% or more of our voting stock within the three-year period before the date on which it is sought to be determined whether such person is an “interested stockholder,” and the affiliates or associates of such person), on the other, for a three-year period following the time the person became an interested stockholder. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

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prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
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at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock and was an affiliate of us. For purposes of this section only, “voting stock” generally means any class or series of our stock that is entitled to vote generally in the election of directors. References to a percentage of voting stock in this section refer to the percentage of the votes of such voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that our Principal Stockholder and their affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chair of our board, or the chief executive officer; provided, however, that at any time when a Principal Stockholder is entitled to designate a Designated Director, special meetings of our stockholders shall also be called by the board of directors or the chair of the board of directors at the request of such Principal Stockholder. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the parties to the stockholders agreements so long as the relevant agreements remains in effect. Our amended and restated bylaws allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Consent

Pursuant to Section 228 of the DGCL, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our common stockholders to act by consent in lieu of a meeting unless such action is (i) recommended by all directors then in office or (ii) at any time when Blackstone is entitled to designate a Designated Director, approved by Blackstone.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger, consolidation, statutory conversion or statutory domestication, transfer, or continuance in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger, consolidation, statutory conversion or statutory domestication, transfer, or continuance will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger, consolidation, statutory conversion or statutory domestication, transfer, or continuance through the date of payment of the judgment.

Stockholders Agreements

We intend to enter into separate stockholders agreements with each of our Principal Stockholders in connection with this offering. See “Certain Relationships and Related Person Transactions—Stockholders Agreements” for a description of these agreements. Among other things, these agreements will grant each of the Principal Stockholders the right to designate an agreed number of individuals to our board of directors. Our amended and restated certificate of incorporation implements provisions of these agreements.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions, including by making a pre-suit demand on our board of directors or satisfying its burden to show that any pre-suit demand would be futile. Our amended and restated certificate of incorporation has vested an independent and disinterested litigation demand committee with sole and exclusive authority to consider the merits of any such demands and make decisions and taken actions with respect to any such demands, including whether to initiate a proceeding. This provision may affect a stockholder’s ability to commence or control a derivative proceeding.

Exclusive Forum

To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation includes forum selection provisions.

More specifically, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder, or employee of the company to the company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of our forum selection provisions. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware or the federal district courts of the United States of America, as applicable, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.”

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. As a consequence of this waiver, none of our Principal Stockholders or any of their respective affiliates nor any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both their director and officer capacities) or their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Principal Stockholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or themselves or its or their affiliates or for us or our affiliates, as a consequence of this waiver, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in their capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business. The stockholders agreements we will enter into with our Principal Stockholders will also contain provisions providing the Principal Stockholders with access to our corporate information.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of their fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. Under current law, this provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claim. Further, the exculpation from liability for monetary damages does not apply to any director or officer if the director or officer has breached their duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from their actions as a director or officer. In addition, exculpation does not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL, subject to limited exceptions. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification, and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be Computershare Trust Company, N.A.

Listing

We have applied to list our common stock on Nasdaq under the symbol “LFTO.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

Material U.S. Federal Income Tax Consequences To Non-U.S. Holders

The following is a summary of material U.S. federal income tax consequences to a non-U.S. holder (as defined herein) of the purchase, ownership and disposition of shares of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary. Accordingly, the discussion below neither binds the IRS nor the courts, and there can be no assurance that the IRS or a court will agree with such statements and conclusions. This summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

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an individual who is a citizen or resident of the United States;
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a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”)) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, any alternative minimum taxes, U.S. federal estate and gift taxes, or the effects of any state, local, or non-United States tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for U.S. federal income tax purposes, tax-exempt organization or governmental organization, person deemed to sell our common stock under the constructive sale provisions of the Code, person who holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, tax-qualified retirement plan, “qualified foreign pension fund” as defined in the Code, anentity all of the interests of which are held by qualified foreign pension funds or a person subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our common stock, the excess will be treated as a capital gain from the disposition of shares of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

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the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder);
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the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
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we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes within the shorter of (i) the five-year period ending on the date of the non-U.S. holder’s disposition of shares of our common stock or (ii) the non-U.S. holder’s holding period for shares of our common stock.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code) such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our common stock, proposed United States Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—If we or our existing investors sell additional shares of our common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our common stock could decline.”

Upon completion of this offering, we will have a total of      shares of our common stock outstanding. Of the outstanding shares, the      shares sold in this offering (or      shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding      shares of common stock held by our existing owners and management after this offering (or      shares if the underwriters exercise in full their option to purchase additional shares) will be deemed restricted securities under Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemption pursuant to Rule 144 which we summarize below.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our equity compensation plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

Our amended and restated certificate of incorporation authorizes us to issue additional shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our amended and restated certificate of incorporation, we may also issue series of preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of common stock. See “Description of Capital Stock.”

Registration Rights

In connection with this offering, we intend to enter into a registration rights agreement with our Principal Stockholders, Phil Crosby, Mark Ellis and Harry Robertson. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of any two representatives of the underwriters for a period of 180 days after the date of this prospectus.

Our officers, directors, certain pre-IPO owners and holders of approximately 96% of our outstanding capital stock immediately prior to this offering, including our Principal Stockholders, have agreed, subject to enumerated exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of any two representatives of the underwriters for a period of 180 days after the date of this prospectus. These agreements are subject to certain exceptions, as set forth in “Underwriting (Conflicts of Interest).”

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of common stock then outstanding and (2) the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Underwriting (CONFLICTS OF INTEREST)

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
RBC Capital Markets, LLC
UBS Securities LLC
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.
Cantor Fitzgerald & Co.
Deutsche Bank Securities Inc.
PJT Partners LP
Nomura Securities International, Inc.
WR Securities, LLC
BTIG, LLC
Needham & Company, LLC
Raymond James & Associates, Inc.
Blackstone Securities Partners L.P.
MUFG Securities Americas Inc.
Stifel, Nicolaus & Company, Incorporated
LUMA Securities LLC
Bancroft Capital, LLC
Cabrera Capital Markets LLC
Drexel Hamilton, LLC
Independence Point Securities LLC
Tigress Financial Partners LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional      shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$—
Total	$	$—

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$—	$
Total	$—	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, certain pre-IPO owners and holders of approximately 96% of our outstanding capital stock immediately prior to this offering, including the Principal Stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of any two representatives, on behalf of the underwriters.

The foregoing restrictions on our officers, directors, certain pre-IPO owners and holders of substantially all of our common stock (collectively, “security holders”) do not apply to, among other things, and subject in certain cases to various conditions:

(a)
the transfer by a security holder of shares or any securities convertible into, exchangeable for, exercisable for, or repayable with shares:
(i)
by will, other testamentary document or intestacy;
(ii)
as a bona fide gift or gifts, or for bona fide estate planning purposes, including without limitation to charitable organizations or educational institutions;
(iii)
to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the security holder or the immediate family of the security holder, or if the security holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(iv)
to any immediate family member or other dependent of the security holder;
(v)
as a distribution, transfer or disposition to limited partners, members, stockholders or other equity holders of the security holder or its affiliates (including a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the security holder or who shares a common investment advisor with the security holder);
(vi)
to the security holder’s affiliates or to any investment fund or other entity controlling, controlled by, managed by or under common control, or common investment management, with the security holder or affiliates of the security holder (including, for the avoidance of doubt, where the security holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership);
(vii)
to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above;
(viii)
by operation of law, including pursuant to an order of a court (including a final domestic order, divorce settlement, divorce decree or separation agreement or other order) or regulatory agency;
(ix)
to us from the security holder upon death, disability or termination of employment, in each case, of the security holder pursuant to any contractual arrangement that provides us with a right to purchase the security holder’s securities;
(x)
in connection with transactions by any person other than us relating to shares of common stock acquired in open market transactions after the completion of the offering, provided that in the case of this clause (x) no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of common stock shall be required or shall be voluntarily made during the lock-up period or any extension thereof;
(xi)
to us pursuant to the “net” or “cashless” exercise at expiration of options, warrants or other rights to purchase shares of common stock granted pursuant to any employee equity incentive plan outstanding at or prior to the closing of the offering and referred to herein, provided that any shares of common stock received in connection therewith shall be subject to the terms of the lock-up agreement;
(xii)
in respect of tax withholding payments (including estimated taxes) due upon the exercise at expiration of options or the vesting of any awards granted by us pursuant to any of our incentive plans (only to the extent the shares received upon such exercise or vesting are subject to the terms of the lock-up agreement), provided that any filings required to be made with the SEC or other publicity made regarding the same will indicate that such transactions relate to such tax withholding payments;
(xiii)
in connection with the sale of securities to be sold by the security holder in the manner described in the final prospectus used to sell shares of our common stock;
(xiv)
pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of the our capital stock involving a change of control; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the security holder’s shares shall remain subject to the provisions of the lock-up agreement; and/or
(xv)
with the prior written consent of any two representatives, on behalf of the underwriters;

provided that: (1) (a) in the case of each transfer or distribution pursuant to clauses (ii) through (viii) above, each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described above (and, in the case of clause (viii), the security holder shall use reasonable best efforts to cause the transferee to deliver to the representatives a lock-up letter in the form of the lock-up agreement); and (b) in the case of transfers pursuant to clauses (ii), (iii), (iv), (v) and (vii), any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor; (2) in the case of each transfer or distribution pursuant to clauses (ii) through (vii), if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of our common stock shall be required or shall be voluntarily made during the lock-up period or any extension thereof (a) the security holder shall provide the representatives prior written notice informing them of such report or filing and (b) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; and (3) in the case of each transfer or distribution pursuant to clauses (viii) and (xii), if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of our common stock shall be required or shall be voluntarily made during the lock-up period or any extension thereof (a) the security holder shall provide the representatives prior written notice informing them of such report or filing and (b) such report or filing shall disclose that such transfer or distributions was made under the circumstances described in clause (viii) or (xii), as applicable;

(b)
if the security holder is a corporation, the corporation may transfer the security holder’s shares to any wholly owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such shares of common stock subject to the provisions of the lock-up agreement and there shall be no further transfer of such shares of common stock except in accordance with the lock-up agreement;
(c)
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that (i) no transfers occur under such plan during the lock-up period and (ii) no public announcement, filing or report under the Exchange Act shall be voluntarily made by any person in connection therewith during the lock-up period (other than general disclosure in the Company’s periodic reports to the effect that our directors and officers may enter into such trading plans from time to time) and, if any announcement, filing or report shall be legally required during the lock-up period, such announcement, filing or report shall clearly indicate therein that none of the securities subject to such plan may be transferred, sold, or otherwise disposed of pursuant to such plan until after expiration of the lock-up period;
(d)
any disposition of shares made upon exercise of call options written by Blackstone that were entered into prior to the offering, and any pledge of shares as security thereunder and any exercises of remedies with respect to such shares under such pledges; or
(e)
with respect to our Principal Stockholders and other parties to our registration rights agreement, any pledge, charge, hypothecation or other granting of a security interest in the common stock or any security convertible into common stock, to one or more banks, financial or other lending institutions as collateral or security for or in connection with any margin loan or other loans, advances or extensions of credit entered into by the security holder or any of its direct or indirect subsidiaries and any transfers of such common stock or such other securities to the applicable lender(s) or other third parties upon or following foreclosure upon or enforcement of such common stock or such securities in accordance with the terms of the documentation governing any margin loan or other loan, advance, or extension of credit (including, without limitation, pursuant to any agreement or arrangement existing as of the date hereof), provided that the security holder or the Company, as the case may be, shall provide the representatives prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list the common stock on Nasdaq under the symbol “LFTO.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     million. We have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $50,000. The underwriters have agreed to reimburse us for certain of our expenses in connection with the offering.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. LLC, acts as administrative agent, collateral agent, swing line lender and an L/C issuer under our Credit Agreement that governs our Senior Secured Credit Facilities. Certain of the underwriters or their affiliates are also lenders, arrangers and/or bookrunners under our Credit Agreement and may receive a portion of the proceeds of this offering upon repayment of the New Term Loan Facility.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Affiliates of Blackstone Securities Partners L.P. own in excess of 10% of our issued and outstanding common stock. Because Blackstone Securities Partners L.P. is an underwriter in this offering and its affiliates own in excess of 10% of our outstanding common stock, Blackstone Securities Partners L.P. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which Blackstone Securities Partners L.P. exercises discretion without the prior specific written approval of the account holder.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares of common stock (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of the Shares at any time under the following exemptions under the EU Prospectus Regulation:

a)
to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;
b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c)
in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that it has not made and will not make an offer of Shares which are the subject of this prospectus to the public in the United Kingdom except that it may make an offer:

(a)
at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;
(b)
at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Issuer for any such offer; or
(c)
at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an offer of Shares to the public in relation to any Shares means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to buy or subscribe for the Shares and the expression “POATRs” means the Public Offers and Admissions to Trading Regulations 2024.

Australia

This prospectus:

•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”);
•
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•
may be provided in Australia only to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Shares, offer, transfer, assign or otherwise alienate those Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian securities commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The Shares may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the Shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these Shares on regulated securities markets in Brazil is prohibited.

Canada

The Shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The Shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the Shares have been or will be approved by any Swiss regulatory authority.

Hong Kong

The Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel

In the State of Israel, the Shares offered hereby may not be offered to any person or entity other than the following:

•
a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;
•
a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;
•
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
•
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;
•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
•
an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;
•
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);
•
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and
•
an entity, other than an entity formed for the purpose of purchasing the Shares in this offering, in which the stockholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the Shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Shares.

Accordingly, the Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the Shares. The Shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the Shares. The Shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the Shares under Section 275 of the SFA except (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the Shares under Section 275 of the SFA except (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the Shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Arab Emirates

The Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except (1) in compliance with all applicable laws and regulations of the United Arab Emirates and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Legal Matters

The validity of the shares of common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons, and others owns an interest representing less than 1% of the capital commitments of certain investment funds affiliated with Blackstone.

Experts

The financial statements as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is www.sec.gov.

We maintain an internet site at www.liftoff.ai. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You will be able to inspect copies of these materials without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Liftoff Mobile, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Liftoff Mobile, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

October 17, 2025

We have served as the Company’s auditor since 2016.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2023

(In thousands of dollars, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$98,299	$178,806
Accounts receivable, net	245,052	191,597
Income tax receivable	2,154	19,865
Prepaid expenses and other current assets	10,297	6,423
Total current assets	355,802	396,691
Restricted cash	789	1,304
Property, equipment, and software, net	85,508	67,096
Intangible assets, net	245,589	332,117
Goodwill	1,053,776	1,055,380
Other assets	37,031	52,086
Total assets	$1,778,495	$1,904,674
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$229,319	$195,596
Accrued liabilities	46,618	59,057
Current portion of long-term debt	15,688	14,000
Other current liabilities	16,283	14,289
Total current liabilities	307,908	282,942
Deferred tax liability	42,140	51,278
Long-term debt, net	1,541,485	1,338,237
Other liabilities	72,159	41,799
Total liabilities	1,963,692	1,714,256
Commitments and contingencies (Note 8)
Stockholders’ equity (deficit):
Common stock, Class A ($0.0001 par value – 120,000,000 shares authorized; 102,166,552 and 102,166,552 shares issued and outstanding at December 31, 2024 and 2023, respectively)	11	11
Common stock, Class B ($0.0001 par value – 40,000,000 shares authorized; 9,576,781 and 9,347,513 shares issued and outstanding at December 31, 2024 and 2023, respectively)	—	—
Additional paid-in capital	184,464	502,368
Accumulated other comprehensive income	5,916	15,394
Accumulated deficit	(375,588)	(327,355)
Total stockholders’ equity (deficit)	(185,197)	190,418
Total liabilities and stockholders’ equity (deficit)	$1,778,495	$1,904,674

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2024 and 2023

(In thousands of dollars, except share and per share data)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue	$519,250	$473,564
Costs and operating expenses:
Cost of revenue, excluding depreciation and amortization	86,856	77,572
General and administrative	80,757	77,776
Research and development	80,583	85,360
Sales and marketing	58,130	54,440
Depreciation and amortization	107,222	150,656
Impairment of intangible assets and capitalized internal-use software	12,799	4,429
Total costs and operating expenses	426,347	450,233
Income from operations	92,903	23,331
Other expense:
Interest expense, net	(97,898)	(93,126)
Contingent consideration revaluation	(24,300)	(7,870)
Other expense, net	(86)	(722)
Loss before income taxes	(29,381)	(78,387)
Income tax expense	(18,852)	(6,351)
Net loss	$(48,233)	$(84,738)
Net loss per share:
Basic	$(0.43)	$(0.76)
Diluted	$(0.43)	$(0.76)
Weighted average common shares used to compute net loss per share attributable to common stockholders:
Basic	111,619,510	111,301,166
Diluted	111,619,510	111,301,166

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2024 and 2023

(In thousands of dollars)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net loss	$(48,233)	$(84,738)
Other comprehensive income (loss):
Unrealized loss on cash flow hedging, net of tax	(5,832)	(15,489)
Foreign currency translation, net of tax	(3,646)	2,428
Total comprehensive loss	$(57,711)	$(97,799)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the years ended December 31, 2024 and 2023

(In thousands of dollars, except share and per share data)

	Common Stock				Additional	Accumulated Other		Total Stockholders’
	Class A		Class B		Paid-in	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	(Deficit)
Balances at December 31, 2022	102,166,552	$11	8,827,323	$—	$446,093	$28,455	$(241,673)	$232,886
Stock-based compensation					21,857			21,857
Repurchase of common stock			(99,311)	—	(1)		(944)	(945)
Issuance of shares from exercise of stock options			619,501	—	1,417			1,417
Vesting of restricted stock award					33,002			33,002
Other comprehensive loss						(13,061)		(13,061)
Net loss							(84,738)	(84,738)
Balances at December 31, 2023	102,166,552	$11	9,347,513	$—	$502,368	$15,394	$(327,355)	$190,418
Stock-based compensation					20,691			20,691
Issuance of shares from exercise of stock options			229,268	—	1,028			1,028
Dividends declared ($2.75 per share)					(339,623)			(339,623)
Other comprehensive loss						(9,478)		(9,478)
Net loss							(48,233)	(48,233)
Balances at December 31, 2024	102,166,552	$11	9,576,781	$—	$184,464	$5,916	$(375,588)	$(185,197)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2024 and 2023

(In thousands of dollars)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities:
Net loss	$(48,233)	$(84,738)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	107,222	150,656
Amortization of debt issuance costs	4,005	3,448
Provision for credit losses	4,653	3,057
Stock-based compensation expense	17,601	17,322
Impairment of intangible assets and capitalized internal-use software	12,799	4,429
Non-cash lease expense	4,667	7,905
Deferred income tax	731	(15,547)
Contingent consideration revaluation	24,300	7,870
Others	(111)	(379)
Change in operating assets and liabilities:
Accounts receivable	(59,327)	(38,636)
Income tax receivable	17,700	84
Prepaid expenses and other current assets	(4,169)	7,153
Other assets	(1,284)	1,082
Accounts payable	30,628	(5,517)
Accrued liabilities	(11,232)	26,254
Other current liabilities	(1,727)	(5,146)
Other long-term liabilities	563	(4,875)
Net cash provided by operating activities	98,786	74,422
Cash flows from investing activities:
Purchase and capitalization of property, equipment and software	(45,109)	(38,612)
Net cash used in investing activities	(45,109)	(38,612)
Cash flows from financing activities:
Proceeds from the exercise of stock options	1,028	1,258
Proceeds from debt	215,228	75,000
Payment of debt principal	(14,000)	(89,000)
Repurchase of common stock	(943)	—
Dividend distribution to stockholders	(339,623)	—
Settlement payments on interest rate swaps	3,789	10,633
Net cash used in financing activities	(134,521)	(2,109)
Effect of exchange rate on cash, cash equivalents, and restricted cash	(178)	(545)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(81,022)	33,156
Cash, cash equivalents, and restricted cash, beginning of period	$180,110	$146,954
Cash, cash equivalents, and restricted cash, end of period	$99,088	$180,110
Components of cash, cash equivalents, and restricted cash
Cash and cash equivalents	98,299	178,806
Restricted cash	789	1,304
Total cash, cash equivalents, and restricted cash	99,088	180,110
Supplemental disclosures of cash flow information:
Cash (received) paid for income taxes, net of income tax refunds received	$(9,082)	$4,429
Cash paid for interest	$126,630	$123,351
Cash paid for amounts included in the measurement of operating lease liabilities	$5,539	$8,678
Supplemental disclosures of noncash investing and financing activities:
Unpaid repurchase and retirement of common stock included in accrued liabilities	$—	$944
Unpaid dividends declared	$247	$—
Vesting of restricted stock award	$—	$33,002
Right-of-use assets obtained in exchange for operating lease liabilities	$5,842	$3,431
Unpaid property and equipment included in accounts payable	$—	$225

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Description of Business

Liftoff Mobile, Inc. (collectively referred to with its wholly owned subsidiaries as the “Company” or “Liftoff”) was incorporated in the state of Delaware and is headquartered in Redwood City, California, with offices in the U.S as well as internationally in Europe and Asia. Liftoff is an independent mobile growth enablement platform, offering solutions that cover the entire app growth cycle.

2.
Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates these estimates including, but not limited to, useful lives of long-lived assets, goodwill impairment, deferred tax assets and liabilities and income taxes, capitalization of internal-use software, contingent consideration, valuation of derivative instruments, valuation and recognition of stock-based compensation expense, and the estimate of the fair value of common stock. These estimates are inherently subject to judgment and actual results could differ materially from those estimates.

Risks and Uncertainties—The Company is subject to risks and uncertainties, including, but not limited to, as a result of political uncertainty and international conflicts around the world, such as between Russia and Ukraine and in the Middle East, as well as, friction between the United States and China. As of the issuance date of these consolidated financial statements, the Company’s results of operations have not been materially impacted. However, the future impact of these events remains uncertain as the response to and information related to these events is rapidly evolving. A weakened global economy may negatively impact in-app purchasing decisions and consumer buying decisions across the globe generally, which could adversely affect advertiser activity. The full impact of these events on the global economy and the extent to which these events may impact the Company’s business, financial condition, and results of operations in the future remains uncertain. The severity of the impact of the political uncertainty and international conflicts around the world on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of these events and the extent and severity of the impact on the Company’s customers, all of which are uncertain and cannot be predicted. The Company’s future results of operations and liquidity could be adversely impacted by uncertain demands and delays in collecting outstanding receivable amounts.

Revenue Recognition—In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when control of the service is transferred to the customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for these services.

To achieve the core principle of this standard, the Company determines revenue recognition by:

•
Identification of a contract with a customer;
•
Identification of the performance obligations in the contract;
•
Determination of the transaction price;
•
Allocation of the transaction price to the performance obligations in the contract; and
•
Recognition of revenue when or as the performance obligations are satisfied.

The Company generates revenue by facilitating advertiser’s purchase of ad inventory from publishers. The Company’s platform provides bidding and matching solutions that facilitate the placements of advertisers’ ads into publisher-owned ad inventory. The Company contracts with advertisers whose arrangements are governed by the Company’s terms and conditions, which generally stipulate payment terms of 30 days following the end of the month in which the services are invoiced. Substantially all of the Company’s contracts with customers have contractual terms of less than one year and fully cancellable at any time or upon a short notice.

The Company’s performance obligation is to provide customers access to the platform to facilitate the advertiser’s purchase of ad inventory from publishers. The Company considers advertisers as customers. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as a principal or an agent in the transaction.

The Company does not control the ad inventory, because the Company does not have the substantive ability to direct the use of nor obtain substantially all of the remaining benefits from the ad inventory. The Company also is not primarily responsible for fulfillment, as the publisher is ultimately responsible for the acceptability of the ad inventory. Accordingly, the Company has determined that it acts as an agent in the purchase and sale of digital ad inventory and reports revenue on a net basis.

The transaction price is comprised of variable consideration that is a factor of the number of completions of agreed upon actions, such as user installations and impressions or advertisements displayed and the contractually agreed upon price per advertising unit with the customers, less consideration payable to publishers or third parties providing access to publisher-owned ad inventory (“Publisher Costs”). The number of advertisements delivered and completions of agreed upon actions is determined at the end of each month, which resolves any uncertainty in the transaction price during the reporting period. The Company recognizes revenue at a point in time when the agreed upon action is completed or when the ad is displayed to a user. The Company also generates revenue from non-advertising offerings that is recognized ratably over the subscription period of generally up to twelve months. Revenue from non-advertising offerings was not material.

Contract liabilities consist of deferred revenue and customer deposits. Deferred revenue is recorded when cash payments are received or due in advance of the Company’s satisfaction of its performance obligation. Customer deposits represent refundable amounts prepaid by customers which the Company does not extend credit to. The Company had deferred revenue of $2.2 million and $2.4 million as of December 31, 2024 and 2023, respectively, and customer deposits of $2.6 million and $3.6 million, as of December 31, 2024 and 2023, respectively. Deferred revenue and customer deposits are included in the other current liabilities line in the consolidated balance sheets. During the years ended December 31, 2024 and 2023, the Company recognized $2.2 million and $2.5 million of revenue that was included in deferred revenue as of December 31, 2023 and 2022, respectively.

Substantially all of the Company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

The Company has elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company would otherwise have recognized is one year or less.

Disaggregation of Revenue

The following table presents revenue disaggregated by geography, based on billing location (in thousands):

	Years Ended December 31,
	2024	2023
United States	$193,571	$133,010
APAC (Asia Pacific)	141,362	91,906
EMEA (Europe, Middle East, and Africa)	172,627	237,871
Other Americas (Canada and Latin America)	11,690	10,777
Total	$519,250	$473,564

Cost of Revenue, Excluding Depreciation and Amortization—Cost of revenue, excluding depreciation and amortization, consists primarily of expenses associated with the delivery of our solutions, including server and data center hosting expenses and personnel-related expenses, including salaries and benefits for certain employees on the operations teams, who support campaign delivery and platform functionality.

Comprehensive Loss—Comprehensive loss consists of net loss and other comprehensive income (loss), which includes certain changes in equity that are excluded from net loss. Other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains and losses from cash flow hedges. The tax benefit related to unrealized losses on cash flow hedging was $1.4 million and $4.3 million for the years ended December 31, 2024 and 2023, respectively.

Net Loss Per Share Attributable to Common Stockholders (“EPS”)—Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers the outstanding common stock issued in connection with acquisitions that are subject to repurchase as participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the participating securities as the holders of these securities do not have a contractual obligation to share in the Company’s losses. Net loss is attributed to common stockholders and participating securities based on their participation rights. Basic net loss per share attributable to common stockholders is computed by dividing the earnings attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share adjusts the basic net loss per share attributable to common stockholders and the weighted-average number of shares of common stock outstanding for the potentially dilutive impact of stock options and any other share-settled stock compensation awards of the Company using the treasury-stock method. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because potentially dilutive common shares are anti-dilutive.

Foreign Currency Translation—The Company’s foreign subsidiaries prepare financial statements using their functional currency. Adjustments resulting from translating the Company’s foreign subsidiary functional currency financial statements into U.S. dollars are recorded as a separate component of other comprehensive income. Foreign currency denominated revenue and expenses have been translated into U.S. dollars using the average exchange rates in effect during each period. Assets and liabilities denominated in foreign currency are translated into U.S. dollars using the exchange rate as of the balance sheet date. Foreign currency transaction gains and losses have been included in other expense, net, and were not material for the years ended December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents—Cash and cash equivalents are stated at cost, which approximates fair value. The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Company maintained cash balances in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limits.

Restricted Cash—The Company had a restricted cash balance as of December 31, 2024 and 2023 relating to non- current unconditional, irrevocable letters of credit held for a security deposit for an operating lease.

Accounts Receivable—Accounts receivable are trade receivables from ongoing operations and contractual services. Accounts receivables are recorded at their net realizable value. The Company estimates the allowance for doubtful accounts, considering current expected credit losses using a forward-looking “expected loss” model, the financial condition of our customers, and the age of past due accounts and historical collection experience. As of December 31, 2024 and 2023, the Company had $2.4 million and $1.6 million of allowances for doubtful accounts, respectively.

The following table presents changes in the accounts receivable allowance for credit losses (in thousands):

	Years Ended December 31,
	2024	2023
Beginning balance	$1,610	$1,674
Add: provision for credit losses	4,653	3,057
Less: write-offs, net of recoveries	(3,868)	(3,121)
Ending balance	$2,395	$1,610

Leases—The Company leases offices under operating lease arrangements. The Company determines whether an arrangement is, or contains, a lease at contract inception. An arrangement contains a lease if the Company has the right to direct the use of and obtain substantially all of the economic benefits of an identified asset. Right-of-use assets and lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. The Company has elected the short-term lease recognition exemption, in which leases with an initial term of 12 months or less are not recognized on the consolidated balance sheets and are recorded as short-term lease expenses.

The discount rate used to calculate present value is the Company’s incremental borrowing rate based on the lease term and the economic environment of the applicable country or region.

Certain leases have renewal options or options to terminate prior to lease expiration, which are included in the measurement of right-of-use assets and lease liabilities when it is reasonably certain they will be exercised. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component for its office facilities. The Company’s leases do not contain material residual value guarantees or restrictive covenants.

Fair Value of Financial Instruments—The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1—Observable inputs, such as quoted prices in active markets;

Level 2—Inputs other than the quoted prices in active markets that are observable either directly or indirectly;

Level 3—Unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

Concentration of Credit Risk and Uncertainties—The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. To reduce credit risk, management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. The Company maintains its cash and cash equivalents with financial institutions in amounts which exceed Federal Deposit Insurance Corporation limits.

No individual customers accounted for more than 10% of accounts receivable as of December 31, 2024 and 2023.

No individual customer accounted for more than 10% of revenue in the year ended December 31, 2024. One customer accounted for 12% of revenue in the year ended December 31, 2023.

Property, Equipment and Software, Net—Property, equipment, and software are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Computer equipment	3 years
Leasehold improvements	Shorter of useful life or lease term
Furniture and fixtures	5 years
Capitalized internal-use software	3 years

When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet accounts and any resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs are charged to operations as incurred.

Capitalized Internal-Use Software—Costs of software developed for internal use are capitalized if they meet the criteria for capitalization. Capitalization of costs begins when the preliminary project stage is completed, management authorizes and commits to funding the computer software project, it is probable that the project will be completed, and the software will be used to perform the function intended. Capitalization ceases at the point when the project is substantially complete and ready for its intended use. Capitalized internal-use software costs are recorded as a component of property, equipment, and software, net. The Company capitalized $51.3 million and $43.2 million in software development costs for the years ended December 31, 2024 and 2023, respectively. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset when ready for its intended use, which is generally three years. Amortization expense was $19.8 million and $17.3 million for the years ended December 31, 2024 and 2023, respectively.

Goodwill—The Company performs an annual impairment test for goodwill on October 1st or more frequently if events or changes in circumstances indicate that the goodwill may be impaired. The Company performs its goodwill impairment test at the reporting unit level and has one reporting unit for goodwill impairment testing purposes. The Company’s review for impairment includes an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company performs a quantitative goodwill impairment test, which compares the fair value of the reporting unit with its carrying amounts. The Company estimates the fair value of its reporting unit considering both income and market-based approaches. The estimated fair value of a reporting unit is determined based on assumptions regarding estimated future cash flows, discount rates, long-term growth rates and market values. The Company did not identify any events or changes in circumstances that would indicate goodwill is impaired as of the measurement date or December 31, 2024.

Intangible Assets— Intangible assets consist of identifiable intangible assets, including developed technology, trade names, customer relationships and publisher relationships resulting from acquisitions. The definite-lived intangible assets are recorded at fair value, net of accumulated amortization and impairment, and are amortized on a straight-line basis over their estimated useful lives. The Company estimates the economic lives of these assets using the historical life experiences. The indefinite-lived intangibles are not amortized but subject to evaluation for impairment. Refer to ‘Impairment of Long-Lived Assets’ below for a discussion of impairment tests performed.

Impairment of Long-Lived Assets—The Company evaluates the recoverability of long-lived assets, including intangible assets and property, equipment, and software, whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to the estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the future undiscounted cash flows are less than the carrying value of the asset or asset group, an impairment charge is recognized by the amount by which the carrying value of the asset or asset group exceeds its estimated fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. For the year ended December 31, 2024, the Company recognized impairment charges for capitalized internal-use software of $12.8 million. For the year ended December 31, 2023, the Company recognized impairment charges for capitalized internal-use software and intangible assets of $1.9 million and $2.5 million, respectively. Refer to Note 3 – Property, Equipment, and Software, Net and Note 4 – Goodwill and Intangible Assets, Net.

Derivative Financial Instrument—The Company uses derivative financial instruments, such as interest swap contracts, to manage exposure to interest rate fluctuations. Derivatives are recorded in other assets in the consolidated balance sheets at fair value. If the derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recorded in accumulated other comprehensive loss and subsequently reclassified into earnings in the period the hedged item affects earnings. The change in the fair value of derivatives not designated as hedges is recognized directly in earnings as a component of other expense, net.

Liability for Unvested Restricted Stock Award—In 2019, 2020, and 2021, the Company completed business combinations that involved rollover equity agreements with key executives who contributed part of their existing common stock in exchange for common shares of the Company. The rollover equity agreements gave the Company a right to repurchase the rollover shares at the lower of cost at acquisition or fair market value if the key executives terminates employment within varying periods following each acquisition.

These arrangements were accounted for as transactions separate from the business combinations and the Company recognized the value of the right to repurchase the rollover equity as a liability for unvested restricted stock award in the consolidated balance sheets. The liability was reclassified to additional paid-in capital upon expiration of the repurchase period, with the last repurchase period ending in the first quarter of 2023. As of December 31, 2024 and 2023, the liability related to these arrangements was nil.

Research and Development Expenses—Research and development expenses include new product development costs, such as salaries, employee benefits, consulting costs, stock-based compensation, regulatory compliance costs, as well as allocated indirect overhead costs, which are expensed when incurred.

Income Taxes—The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to reverse. The Company recognizes the deferred income tax effects of a change in tax rates in the period of the enactment.

The Company records a valuation allowance to reduce deferred tax assets to the net amount that the Company believes is more likely than not to be realized. The Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations in assessing the need for a valuation allowance.

The Company records uncertain tax positions in accordance with ASC Topic 740 on the basis of a two-step process. First, the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position. Second, for those tax positions that meet the more likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits in the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included in the accrued liabilities line in the consolidated balance sheets.

Advertising Costs—Advertising costs are expensed as incurred and included in sales and marketing expenses. The Company’s advertising costs recorded during the years ended December 31, 2024 and 2023, was $1.2 million and $1.1 million, respectively.

Stock-Based Compensation—The Company records compensation expense in connection with stock awards granted to employees. ASC Topic 718 requires that all stock-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award at the grant date.

The Company uses the Black-Scholes option pricing model to determine the fair value of non-statutory stock options (“NSOs”) and stock appreciation rights (“SARs”) on the date of grant. Calculating the fair value of stock options using the Black-Scholes model requires certain highly subjective inputs and assumptions. The Company estimates the expected term of options and SARs granted based on the simplified method and estimates the volatility of its common stock on the date of grant based on the average historical stock price volatility of comparable, publicly traded companies in its industry group. For awards with market conditions, the Company incorporates a weighted probability assumption into the Black-Scholes option pricing model. In addition, the Company recognizes forfeitures as they occur. The Company has determined that the option awards are equity instruments whereas the SARs are liability classified awards. The Company records stock-based compensation expense for its time-based vesting stock options on a straight-line basis over the requisite service period, which is generally two to four years. The Company records stock-based compensation expense for its SARs as they vest and are remeasured to fair value as of each reporting date with a corresponding liability.

The absence of an active market for the Company’s shares also requires the Company’s board of directors, which includes members who possess extensive business, finance and private equity experience, to determine the fair value of its common stock for purposes of granting restricted share awards (“RSAs”), NSOs, restricted stock units (“RSUs”), and SARs. The Company obtains contemporaneous third-party valuations to assist the board of directors in determining the fair value of the Company’s shares. All options granted are exercisable at a price per share not less than fair value of the shares of the Company’s underlying those options on their respective grant dates.

See Note 10 for the assumptions used by the Company in determining the grant date fair value of stock-based awards granted, as well as a summary of the stock-based award activity under the Company’s stock-based compensation plan for the years ended December 31, 2024 and 2023.

Interest Expense, Net—Interest expense, net primarily consists of interest incurred on outstanding debt, including accretion of debt discount, net of interest income. Interest income primarily consists of income recognized related to cash receipts on hedges as well as interest income on cash deposits.

The components of interest expense, net are as follows within the consolidated statements of operations (in thousands):

	Years Ended December 31,
	2024	2023
Interest expense	$130,016	$126,482
Interest income	(32,118)	(33,356)
Interest expense, net	$97,898	$93,126

Adoption of New Accounting Pronouncements—

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 16 Segment Information in the accompanying notes to the consolidated financial statements for further detail.

Recent Accounting Pronouncements Not Yet Adopted—

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures, which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments will be effective for annual periods beginning after December 15, 2025. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In March 2024, the FASB issued ASU No. 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, to clarify whether profits interest and similar awards should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. The guidance applies to all business entities that issue profits interest awards as compensation to employees or nonemployees in exchange for goods or services. These amendments are effective for the Company for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, applied prospectively, with early adoption and retrospective application permitted. The impact of the adoption of the amendments in this update is not expected to be material to the Company’s consolidated financial position and results of operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). The amendments in ASU 2024-03 are intended to address investor requests for more detailed expense information by requiring additional disaggregated disclosures in the notes to the financial statements for certain categories of expenses presented on the face of the income statement. As clarified by ASU 2025-01, ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 31, 2027. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently assessing the potential impact that the adoption of ASU 2024-03, as clarified by ASU 2025-01, may have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. The amendment is effective for annual periods beginning after December 15, 2025 on a prospective basis, with early adoption permitted. The Company is currently assessing the potential impact that the adoption of ASU 2025-05 may have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use-Software (“ASU 2020-06”), which amends certain aspects of the accounting for internally developed software costs. The amendments eliminate the concept of “development stages” and permit capitalization only when management authorizes and commits to funding a project and it is probable that the project will be completed and placed into use, while introducing a new concept of “significant development uncertainty” that precludes capitalization in cases involving unproven technology, unresolved functionality, or substantially revised performance requirements. ASU 2020-06 supersedes existing guidance on website development costs in ASC 350-50 and relocates it to ASC 350-40. The amendments are effective for annual periods beginning after December 15, 2027, including interim periods within those fiscal years, applied prospectively, with early adoption permitted. The Company is currently assessing the potential impact that the adoption of ASU 2025-06 may have on its consolidated financial statements and related disclosures.

3.
Property, Equipment, and Software, Net

Property, equipment and software, net as of December 31, 2024 and 2023, consists of the following (in thousands):

	As of December 31,
	2024	2023
Property, equipment, and software, net:
Computer equipment	$3,788	$3,774
Leasehold improvements	994	1,030
Furniture and fixtures	225	259
Capitalized internal-use software	139,362	101,099
	144,369	106,162
Less accumulated depreciation and amortization	(58,861)	(39,066)
Total property, equipment and software, net	$85,508	$67,096

Depreciation and amortization expense related to property, equipment, and software, net, amounted to $20.8 million and $18.3 million for the years ended December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, the Company recognized a total impairment loss of $12.8 million and $1.9 million for previously capitalized internal-use software that will no longer be utilized. The impairment charges are recorded to Impairment of intangible assets and capitalized internal-use software in the accompanying consolidated statements of operations of the Company.

4.
Goodwill and Intangible Assets, Net

Goodwill

The changes in the carrying amount of goodwill for the periods presented is as follows (in thousands):

Balance as of January 1, 2023	$1,052,616
Foreign currency translation	2,764
Balance as of December 31, 2023	$1,055,380
Foreign currency translation	(1,604)
Balance as of December 31, 2024	$1,053,776

Intangible assets

Intangible assets consist of the following as of December 31, 2024 and 2023 (in thousands):

	As of December 31, 2024
	Gross Value	Accumulated Amortization	Carrying Value	Remaining Useful Life
Finite-lived intangible assets:
Developed technology	$387,528	$(277,755)	$109,773	1.99 years
Trade name	83,097	(43,696)	39,401	4.75 years
Customer relationships—advertisers	198,515	(198,340)	175	0.17 years
Publisher relationships	75,018	(75,018)	—	N/A
Total finite-lived intangible assets	744,158	(594,809)	149,349
Indefinite-lived intangible assets:
Trade name	96,240	—	96,240
Total intangible assets	$840,398	$(594,809)	$245,589

	As of December 31, 2023
	Gross Value	Accumulated Amortization	Carrying Value	Remaining Useful Life
Finite-lived intangible assets:
Developed technology	$387,920	$(212,711)	$175,209	2.87 years
Trade name	83,106	(35,401)	47,705	5.75 years
Customer relationships—advertisers	198,767	(188,940)	9,827	0.33 years
Publisher relationships	75,018	(71,882)	3,136	0.21 years
Total finite-lived intangible assets	744,811	(508,934)	235,877
Indefinite-lived intangible assets:
Trade name	96,240	—	96,240
Total intangible assets	$841,051	$(508,934)	$332,117

For the years ended December 31, 2024 and 2023, amortization expense related to intangible assets amounted to $86.4 million and $132.4 million, respectively.

The remaining balance of intangible assets will be amortized as follows (in thousands):

Year ending December 31:
2025	$66,939
2026	50,728
2027	17,192
2028	8,295
2029	6,195
Thereafter	—
Total	$149,349

During the year ended 2023, based on the long-lived asset recoverability test, the Company recorded an impairment charge of $2.5 million, representing a full impairment of the remaining carrying value of intangible assets acquired in one of the Company’s historical acquisitions. All impairment charges incurred were recorded to Impairment of intangible assets and capitalized internal-use software in the accompanying consolidated statements of operations of the Company.

5.
Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	As of December 31,
	2024	2023
Accrued publisher costs	$17,068	$22,767
Other accrued liabilities	29,550	36,290
Total accrued liabilities	$46,618	$59,057

6.
Credit Agreements

As of December 31, 2024 and 2023, the Company’s long-term debt, net of issuance costs was as follows (in thousands):

	As of December 31,
	2024	2023
Long-term debt:
Principal balance	$1,579,500	$1,368,500
Less: unamortized issuance costs	(22,327)	(16,263)
Total balance	1,557,173	1,352,237
Less: current portion	(15,688)	(14,000)
Total long-term debt, net	$1,541,485	$1,338,237

2021 Credit Agreement

On September 30, 2021, the Company entered into a credit agreement with respect to a $1,400.0 million term loan facility and a $150.0 million revolving credit facility (Collectively, the “2021 Credit Agreement”). The Company used the proceeds from the incremental borrowings under the 2021 Credit Agreement to declare a distribution, to terminate and repay the existing credit agreements, and to pay certain fees and expenses.

Borrowings under the 2021 Credit Agreement bear interest at different rates based on the type of loan drawn by the Company. With respect to the term loan facility, loans drawn as Eurocurrency Rate loans bear interest at the London interbank offered rate (LIBOR) plus a floor that ranges from 3.50% to 3.75%. Term loans drawn as Base Rate loans bear interest at Base Rate plus a floor that ranges from 2.50% to 2.75%. The Base Rate is the greater of the federal funds effective rate plus 0.50%, the Prime Rate, or the SOFR provided that it is not less than 0.50%. In April 2023, the Company entered into an amendment to change the reference rate for the eurocurrency rate loans from LIBOR to SOFR as a result of the discontinuation of LIBOR. The eurocurrency rate loans are now referred to as term SOFR loans.

Payments equal to 0.25% of the aggregate principal balance of the term loan facility as of September 30, 2021 or 1% total for any given 12-month period, are due quarterly until the current maturity date of September 30, 2028, at which time all unpaid principal and interest are due.

The revolving credit facility provides the Company with access to $150.0 million and is scheduled to terminate on September 30, 2026. Interest on borrowings under the revolver was, at the Company’s option, either based on the base rate or a Eurocurrency interest rate, with the exception of swing line borrowings, which were always at the base rate. The interest rate in effect under the revolver as of December 31, 2021 was LIBOR plus 3.75%. After December 31, 2021, the revolver will bear interest at LIBOR plus a range of 3.50% to 3.75% based upon the Company’s consolidated first lien net leverage ratio. Similar to the term loan facility, the revolving credit facility was amended to replace the underlying reference rate from LIBOR to SOFR. Interest for a swing line loan is at the base rate plus 2.75%. The revolver also requires a commitment fee of 0.50% of undrawn commitments to be paid quarterly in arrears. In March 2023, the Company drew down $75.0 million on the revolving credit facility and repaid the entire amount in the same month. There were no borrowings outstanding under the revolver facility or swing line loan as of December 31, 2024 and 2023. Interest expense was nil and $0.2 million and unused commitment fee was $0.6 million and $0.7 million for the years ended December 31, 2024 and 2023, respectively, recognized as general and administrative expense on the consolidated statements of operations. During the years ended December 31, 2024 and 2023, amortization of debt issuance costs was $3.8 and $3.2 million, respectively.

The 2021 Credit Agreement contained certain affirmative and negative covenants, including maintenance of certain debt to EBITDA ratios as defined in the agreement. The Company was in compliance with the covenants as of December 31, 2024 and 2023.

On November 8, 2024, the Company amended (the “2024 Amendment”) the 2021 Credit Agreement to provide for an incremental borrowing of an aggregate principal amount of $225.0 million in order to fund a distribution to stockholders. The Amendment leaves the material terms of the 2021 Credit Agreement substantially unchanged. Given the 2021 Credit Agreement and amended facility were loan syndications, the Company determined the treatment of the Amendment on a lender-by-lender basis. In connection with the Amendment, lender fees and third-party fees amounting to $9.8 million were capitalized whereas third-party fees amounting to $1.6 million were expensed.

Principal payments on long-term debt are due as follows (in thousands):

Year ending December 31:
2025	$15,688
2026	16,250
2027	16,250
2028	1,531,312
2029	—
Thereafter	—
Total	$1,579,500

7.
Fair Value Disclosures

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate their respective fair values due to their short-term maturities. The fair value of the Company’s outstanding debt, which was issued with a floating interest rate, is estimated to be approximately $1,535.9 million and $1,294.7 million at December 31, 2024 and 2023, respectively (Level 2 measurement).

The fair value of interest rate swaps was determined using Level 2 inputs at December 31, 2024 and 2023, respectively. The Company obtained third-party verification of fair value at the end of each reporting period. Additionally, management performed a periodic assessment of the critical terms of the interest rate swaps including, among other matters, an assessment of the counterparty’s creditworthiness. The following is a summary of our financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2024 and 2023, by level within the fair value hierarchy (in thousands):

	As of December 31, 2024			As of December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$98,299	$—	$—	$178,806	$—	$—
Restricted cash	789	—	—	1,304	—	—
Interest rate swaps	—	17,880	—	—	24,935	—
Liabilities:
Contingent earn-out liability	—	—	(37,700)	—	—	(13,400)
Total	$99,088	$17,880	$(37,700)	$180,110	$24,935	$(13,400)

There were no transfers between Level 1 or Level 2 or transfers in or out of Level 3 of the fair value hierarchy during the fiscal years ended December 31, 2024 and 2023.

Contingent Consideration Arrangement

The Company’s contingent earn-out liability that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) totaled $37.7 million and $13.4 million as of December 31, 2024 and 2023, respectively, with the total fair value movement of $24.3 million included in contingent consideration revaluation on the consolidated statements of operations for the year ended December 31, 2024.

The Company determined the fair value of the contingent earn-out liability by using a Monte Carlo simulation (“MCS”) analysis to quantify the estimated liabilities as of the reporting date, and, as the overall arrangement is long-term in nature, applying a discount rate that captures the risks associated with the payment of the obligations.

The significant unobservable inputs used in the fair value measurements are estimates of timing to expected liquidity event, the estimated required return on equity, the volatility of Liftoff’s equity and the expected rate of return of debt of the Company. Significant increases or decreases to these inputs in isolation could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent consideration liability. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate preceding the payment date and amount paid will be recorded in earnings.

8.
Commitments and Contingencies

Leases—The Company has commitments for operating leases related to its office facilities. The office facility agreements are leased under non-cancelable operating lease arrangements with future minimum lease payments expiring at various dates through 2029, that contain fixed rent increases over the term of the lease. Rent expense on these operating leases is recognized over the term of the lease on a straight-line basis.

The table below presents the operating lease-related assets and liabilities (in thousands, except lease term and discount rate):

	As of December 31,
	2024	2023
Operating lease right-of-use assets	$8,457	$7,463
Current operating lease liabilities	$2,999	$5,082
Non-current operating lease liabilities	$5,660	$2,822
Weighted-average remaining term (years)	3.4	1.9
Weighted-average discount rate	8.5%	7.3%

The components of lease costs and sublease income are as follows within the consolidated statements of operations (in thousands):

	Years Ended December 31,
	2024	2023
Operating lease cost	$5,398	$8,304
Short-term lease cost	531	781
Less: Sublease income	(1,054)	(1,935)
Total lease cost	$4,875	$7,150

Future maturities on operating lease liabilities are as follows (in thousands):

Year ending December 31,
2025	$3,589
2026	2,502
2027	2,107
2028	1,684
2029	25
Thereafter	—
Total undiscounted lease liability	9,907
Less: Imputed interest	1,248
Total discounted lease liability	8,659
Less: current operating lease liability	2,999
Total non-current operating lease liability	$5,660

Contingent Consideration— As of December 31, 2024, there is a contingent consideration arrangement of an earn-out payments to former stockholders of Liftoff Mobile of up to $130.9 million. The contingent earn-out liabilities as of December 31, 2024 and 2023 are carried at fair value and included in other liabilities in the accompanying consolidated balance sheets.

Contingencies—From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated.

Legal Proceedings—The Company is involved from time to time in litigation, claims, and proceedings. Periodically, the Company evaluates the status of each legal matter and assesses potential financial exposure. If the potential loss from any legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. The outcome of any proceeding is not determinable in advance. As a result, the assessment of a potential liability and the amount of any accrual recorded is based on the information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the legal proceeding and may revise the estimates. The Company is involved in litigation arising in the ordinary course of business. It is the opinion of management and the Company’s legal counsel that these cases will be resolved without material effect on the Company’s consolidated financial position, results of operations, or cash flows.

9.
Stockholders’ Equity (Deficit)

Common Stock

The Company’s amended and restated certificate of incorporation authorizes the Company to issue 160,000,000 shares of common stock, consisting of 120,000,000 shares of Class A common stock, par value $0.0001 per share, and 40,000,000 shares of Class B common stock, par value $0.0001 per share. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are not entitled to vote. Shares of Class B common stock are convertible into an equivalent number of shares of Class A common stock at the option of the Company. Any dividends paid to the holders of Class A common stock and Class B common stock will be paid on a pro rata basis. On a liquidation event, any distribution to common stockholders is made on a pro rata basis to the holders of the Class A common stock and Class B common stock.

Dividends Declared

On October 4, 2021, the Company’s board of directors declared a cash dividend in the amount of $6.75 per share to our existing stockholders and equity award holders (the “2021 Distribution”). The total dividends declared with respect to outstanding stockholders and vested award holders at the time of declaration was approximately $757.4 million, of which $757.2 million and $0.2 million was paid in 2021 and 2022, respectively. Holders of unvested awards will be paid the dividend as the awards vest. At the time of declaration, there were 3.6 million unvested awards outstanding resulting in future obligation of $24.6 million, subject to the award holders’ continued employment and vesting. As of December 31, 2024 and 2023, the remaining dividend payouts for unvested awards are $2.5 million and $13.3 million, respectively.

On November 11, 2024, the Company’s board of directors declared a cash dividend in the amount of $2.75 per share to our existing stockholders (the “2024 Distribution”). The total dividends declared with respect to outstanding stockholders and vested award holders at the time of declaration was approximately $339.6 million, $339.4 million of which was paid in 2024. Holders of unvested awards will be paid the dividend as the awards vest. At the time of declaration, there was 6.2 million unvested awards outstanding resulting in a future obligation of $17.1 million, subject to the award holders’ continued employment and vesting. As of December 31, 2024, the remaining dividend payouts for unvested awards is $16.7 million.

Shares Repurchased and Retired

In October 2023, the Company entered into an agreement with one of its employees to repurchase 99,146 shares of Class B common stock of the Company for an aggregate amount of $0.9 million. The repurchased shares were retired and reflected as a reduction of Common stock for the par value of shares, with the excess applied to accumulated deficit. Payment for the repurchase was made in 2024.

10.
Stock-based Compensation

2021 Stock Incentive Plan—On March 17, 2021, the Company adopted the 2021 Stock Incentive Plan, which is active as of December 31, 2024 (the “Plan”). Under the Plan, as amended, the board of directors has the authority to grant RSAs, RSUs, SARs, or NSOs to employees, directors, and consultants up to an aggregate of 22.0 million units in Liftoff. Liftoff has two classes of common stock, Class A and Class B. Class B shares do not have voting rights. The Plan’s awards are exercisable into Class B Common Stock, with the exception of certain awards granted to founders of Liftoff, which were exercisable into Liftoff Class A Common Stock. As of December 31, 2024, there are 4.2 million units available in the Plan for future grants.

The Company has granted both nonqualified stock options (“Liftoff NSOs”) and SARs (“Liftoff SARs”) that vest in quarterly or annual installments over a two- to-four-year period. In certain cases, these awards also contain one year cliff vesting provisions.

2021 Distribution – On October 4, 2021, the Company declared the 2021 Distribution to employees and stockholders who held outstanding shares and/or stock-based compensation awards (whether vested or unvested) issued prior to August 21, 2021. Any equity classified awards that were unvested as of the 2021 Distribution approval date of October 4, 2021, were subject to a partial modification in connection with the 2021 Distribution that created a corresponding liability award in the amount of $6.75 per outstanding option. Liability classified awards were also eligible to receive the 2021 Distribution, as their awards vested in the future, and as such a corresponding liability will continue to be accounted for in the amount of $6.75 per outstanding SAR.

2024 Distribution – On November 11, 2024, the Company declared the 2024 Distribution to employees and stockholders who held outstanding shares and stock-based compensation awards (whether vested or unvested) issued prior to November 11, 2024. Any equity classified awards that were unvested as of the 2024 Distribution approval date of November 11, 2024 were subject to a partial modification in connection with the 2024 Distribution that created a corresponding liability award in the amount of $2.75 per outstanding option. Liability classified awards were also eligible to receive the 2024 Distribution, as their awards vested in the future, and as such a corresponding liability will continue to be accounted for in the amount of $2.75 per outstanding SAR.

Fair value –The fair value of each award granted under the Plan was estimated on the date of grant using the Black-Scholes option-pricing model. The Black- Scholes option-pricing model requires the use of a number of complex assumptions including fair value of common stock, expected volatility, risk-free interest rate, expected dividends, and expected term of the share option. Expected volatility was calculated based on the observed equity volatility for comparable companies. The dividend yield was based on the Company’s expected dividend rate. The risk-free interest rate was based on U.S. Treasury zero-coupon issues. The expected term represented the period of time the options are expected to be outstanding prior to exercise. Specific assumptions with regard to grants under the 2021 Stock Incentive Plan are further described below.

Liftoff NSOs – Liftoff NSOs granted under the Plan generally contained service-vesting conditions generally over two-to-four years. The fair value of each award granted under the Plan was estimated on the date of grant using the Black-Scholes option-pricing model.

The assumptions that the Company used to determine the grant-date fair value of options under the Plan were as follows, presented on a weighted-average basis:

	2024	2023
Fair value of Liftoff’s common stock	$5.83	$5.03
Expected term (in years)	5.77	4.05
Expected volatility	65.2%	80.9%
Average risk-free interest rate	3.8%	4.3%
Dividend yield	—	—

In addition, the estimated timing and probability of a change in control event were significant assumptions that the Company used to determine the grant date fair value of the Executive Awards, as described below.

Stock option activity under the Plan for the period from January 1, 2023 to December 31, 2024 as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Balance as of January 1, 2023	13,590,866	$6.01	8.82
Granted	4,197,070	7.62
Exercised	(619,501)	2.03
Forfeited	(2,479,059)	7.30
Balance as of December 31, 2023	14,689,376	$6.42	7.95	$2,604
Granted	4,039,317	11.32
Exercised	(229,493)	4.49
Forfeited	(1,341,096)	7.48
Balance as of December 31, 2024	17,158,104	$7.51	7.54	$88,787
Exercisable as of December 31, 2024	10,366,585	$6.70	6.81	$61,929
Vested and expected to vest as of December 31, 2024	15,351,184	$7.66	7.40	$77,241

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value that would have been received by the option holders had all option holders exercised their stock options. The intrinsic value is calculated for each in-the-money stock option as the difference between the fair value of the Company’s common stock and the exercise price.

The weighted average grant date fair value of options granted during the years ended December 31, 2024 and 2023 was $1.57 and $2.42. The total intrinsic value of options exercised during the years ended December 31, 2024 and 2023 was $1.9 million and $2.0 million, respectively. As of December 31, 2024, the total unamortized stock-based compensation expense related to Liftoff NSOs was $8.3 million, which is expected to be recognized over a weighted average period of 1.19 years.

At the end of the fourth quarter of 2022 and during the 2023 fiscal year, the Company accelerated expense associated with certain employees whose options were left outstanding as they entered transition periods with the Company. Given the lack of future service expected of these employees, compensation costs associated with options that would vest during the transition period were recognized immediately. Expense that was accelerated amounted to $0.2 million during the year ended December 31, 2023.

On September 18, 2023, the Company granted awards to two executives comprised of NSO grants, discrete cash amounts, and variable cash amounts, all of which are tied to the price of the Company’s equity upon an exit event (the “Executive Awards”). The awards contain performance and market-based conditions, as well as a service- condition as vesting is contingent on continued employment at the time the performance and market-based conditions are satisfied. The NSOs granted under the Executive Awards are equity classified and were fair valued at the time of grant, whereas the discrete cash amounts and variable cash amounts are liability classified. Due to the performance condition being deemed not probable as of December 31, 2024, the awards are not expected to vest. Accordingly, the Company has not recognized any expense for these awards and has excluded the awards from the “Vested and expected to vest as of December 31, 2024” line in the table above.

On November 16, 2023, the Company amended stock-based compensation awards granted to certain founders of the Company. The amendment involved a partial forfeiture of the awards and the remaining portion of the awards were allowed to continue vesting despite the Company assessing that there was no future substantive service involved to earn the awards. As such, the Company deemed this as a Type III modification and accelerated all remaining expense associated with the unvested awards, which amounted to $1.2 million.

On November 11, 2024, in connection with the 2024 Distribution, the Company modified the Executive Awards to allow for the recipients to receive distributions solely based on continued service and also amended the market-conditions to lower certain vesting hurdles in light of the 2024 Distribution. The modification was accounted for as a Type IV (improbable-to-improbable) modification and resulted in revaluation of the Executive Awards. The total number of NSOs eligible to vest under the Executive Awards is 1.8 million and the total unamortized expense as of December 31, 2024 was $9.3 million, which would either be recognized immediately upon an exit event or recognized over three years following a non-change of control initial public offering. The total contractual discrete cash bonus upon an exit event amounts to $8.0 million. The current fair value of the discrete and variable cash amounts is $9.2 million, which will be recognized upon an exit event.

On December 3, 2024, the Company extended certain option expiration dates for employees who had previously left the Company. The Company effected this modification to allow for an extension to exercise periods in light of blackout windows during 2024. The extensions were accounted for as Type I (probable-to-probable) modifications and resulted in additional expense of $1.8 million that was recognized in 2024.

Liftoff SARs— Liftoff SARs were granted with base prices which are generally equal to 100% of the fair value of Liftoff Shares on the date of grant. Upon the exercise of a Liftoff SAR, the Company will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of the Liftoff Shares on the date of exercise over the base price and (2) the number of Liftoff Shares with respect to which the Liftoff SAR is exercised. Liftoff SARs are remeasured to fair value at year-end using a Black-Scholes model.

As of December 31, 2024 and 2023, the assumptions that the Company used in the Black-Scholes model to determine the fair value of Liftoff SARs were as follows, presented on a weighted-average basis:

	2024	2023
Fair value of Liftoff’s common stock	$12.67	$5.22
Expected term (in years)	3.51	4.15
Expected volatility	63.6%	65.9%
Average risk-free interest rate	4.3%	3.9%
Dividend yield	—	—

Liftoff SARs activity under the Plan for the period from January 1, 2023 to December 31, 2024 as follows:

	Number of SARs	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)
Balance as of January 1, 2023	521,848	$6.34	8.86
Granted	89,650	8.24
Exercised	—	—
Forfeited	(38,466)	6.28
Balance as of December 31, 2023	573,032	$6.64	6.75
Granted	212,800	11.61
Exercised	—	—
Forfeited	(11,013)	7.63
Balance as of December 31, 2024	774,819	$8.00	6.75

As of December 31, 2024, the total unamortized stock-based compensation expense related to Liftoff SARs was $2.2 million, which is expected to be recognized over a weighted average period of 0.01 years and is also subject to remeasurement based on changes in the payout amount over time.

Stock-Based Compensation Expense—Total stock-based compensation expense was recognized as follows (in thousands):

	Years Ended December 31,
	2024	2023
Research and development	$8,654	$13,051
Sales and marketing	6,490	5,619
General and administrative	12,181	9,414
Cost of revenue	616	744
Total stock-based compensation expense	$27,941	$28,828

The stock-based compensation expenses include approximately $4.0 million and $0.3 million related to the vesting and remeasurement of SARs as of December 31, 2024 and 2023, respectively. Such balances are recorded as a liability within accrued liabilities in the consolidated balance sheets. Further, expenses presented for the year ended December 31, 2024 include $10.3 million, related to the vesting and payment of the 2021 and 2024 Distributions, specifically as it relates to equity award holders and for the year ended December 31, 2023 include $11.5 million, related to the vesting and payment of the 2021 Distribution.

The Company capitalized $7.0 million and $5.0 million of stock-based compensation expenses related to internal-use software during the years ended December 31, 2024 and 2023, respectively.

11.
Net Loss Per Share

The Company has two classes of common stock, Class A and Class B. Basic and diluted net loss per share attributable to common stockholders are the same for both Class A and Class B common stock and have been presented on a combined basis as both classes are entitled to the same liquidation and dividend rights, with the only difference relating to voting rights.

The computation of basic and diluted net loss per share is as follows (in thousands, except share and per share amounts):

	Years Ended December 31,
	2024	2023
Numerator:
Net loss attributable to common stockholders	$(48,233)	$(84,738)
Denominator:
Weighted-average common shares outstanding – basic	111,619,510	111,301,166
Weighted-average common shares outstanding – diluted	111,619,510	111,301,166
Net loss per share
Basic	$(0.43)	$(0.76)
Diluted	$(0.43)	$(0.76)

The following potentially dilutive securities were excluded from the computation of diluted loss per share because their effect would have been anti-dilutive for the periods presented, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	Years Ended December 31,
	2024	2023
Time-vesting Stock options	15,351,184	12,882,456
Performance-vesting Executive Awards NSOs	1,806,920	1,806,920
Total	17,158,104	14,689,376

12.
Derivatives and Hedging Activities

The Company is a counterparty to interest-rate swap agreements to hedge against potential impact on earnings from fluctuations in market interest rates. The Company has $1,200.0 million notional amount of outstanding interest rate swap agreements as of December 31, 2024. These swap agreements have been classified as cash flow hedges. The cash flows related to the swaps are classified as operating activities or, for those that have an other-than-insignificant financing element, financing activities.

In June 2023, the Company entered into a transaction to replace one of its existing pay-fixed, receive-floating interest rate swap agreement, with a total notional amount of $250.0 million, upon the expiration of the existing swaps in April 2024. The new interest rate swap will be effective from April 2024 to December 2025 and is designated as cash flow hedge. The cash flows related to the swap are classified as operating activities in the consolidated statement of cash flows.

During 2023, the Company entered into bilateral agreements with its swap counterparties to transition all of its interest rate swap agreements to use SOFR as the reference rate in anticipation of the discontinuance of LIBOR. There are no changes to interest rate swap parties, notional amounts or settlement dates as a result of these amendments. As of December 31, 2024, all of the Company’s interest rate swap agreements were indexed to SOFR.

In August 2024, the Company entered into two individual pay-fixed, receive-floating interest rate swaps, with notional amounts of $175.0 million each. The hedges will be effective from July 31, 2025 to December 31, 2026 and are designated as cash flow hedges. The cash flows related to the swap are classified as operating activities in the consolidated statement of cash flows.

The Company may have counterparty credit risk resulting from these interest rate swaps, which it monitors on an on-going basis. The risk lies with two global financial institutions. As of December 31, 2024 and 2023, the fair value of the interest rate swap asset was $17.9 million and $24.9 million, respectively, and was included in other assets on the consolidated balance sheets. Changes in fair value, to the extent the hedge is effective, are reported in other comprehensive income (loss). As of December 31, 2024, the estimated amount of unrealized gains expected to be reclassified into earnings within the next 12 months was $11.9 million.

The table below presents the effect of cash flow hedges on the Company’s consolidated statements of operations and comprehensive loss (in thousands):

	Gain Recognized in OCI		Location of Gain Reclassified from	Gain Reclassified from AOCI into Income
	2024	2023	AOCI into Income	2024	2023
Interest Rate Contracts	$17,009	$8,108	Interest expense, net	$24,237	$27,896

13.
Income Taxes

The geographical breakdown of the Company’s net income (loss) before income taxes consisted of the following (in thousands):

	2024	2023
Domestic	$(136,190)	$(172,150)
Foreign	106,809	93,763
Loss before income taxes	$(29,381)	$(78,387)

The components of the Company’s provision for (benefit from) income taxes consisted of the following (in thousands):

Current:	2024	2023
Federal	$6,784	$3,741
State	607	1,861
Foreign	9,324	9,580
Total current tax	$16,715	$15,182
Deferred:
Federal	$120	$(22,473)
State	696	15,391
Foreign	1,321	(1,749)
Total deferred tax	2,137	(8,831)
Total tax expense	$18,852	$6,351

The reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rate is as follows (in percentages):

	2024	2023
U.S. federal statutory income tax rate	21.0%	21.0%
State income taxes, net of federal benefit	10.9	(1.3)
Taxes on foreign earnings	39.7	12.7
Foreign tax withheld	(5.0)	(4.4)
Research and development credits, net	15.0	2.3
GILTI and FDII Adjustment	(19.5)	(12.3)
Stock-based compensation	(6.1)	(2.9)
Non-deductible earnout	(17.4)	(2.1)
Change in ASC 740-10 reserves	(17.6)	(3.3)
Change in Valuation Allowance	(86.7)	(14.4)
Other	1.5	(3.4)
Effective tax rate	(64.2)%	(8.1)%

The Company recognized income tax benefit of $6.1 million and $5.8 million in the consolidated statements of operations for stock-based compensation arrangements for the years ended December 31, 2024 and 2023, respectively.

The Company operates in jurisdictions outside of the US, such as Singapore, where it has tax incentive arrangements. The Company’s qualifying income earned in Singapore is taxed at reduced rates, subject to its compliance with the conditions specified in these incentives and legislative developments. These Singapore tax incentives are expected to expire in May 2027, but the Company can affirmatively elect to renew. Before taking into consideration the effects of the U.S. Tax Cuts and Jobs Act and other indirect tax impacts, the effect of these tax incentives and tax holiday decreased the provision for income taxes by approximately $6.0 million ($0.05 per diluted share) and $6.0 million ($0.05 per diluted share) for the years ended December 31, 2024 and 2023, respectively.

The following summarizes the deferred tax asset and liabilities (in thousands):

	2024	2023
Deferred tax assets:
Credits	$19,145	$20,199
Net operating losses	8,937	10,335
Capitalized R&D	27,369	26,099
Stock-based compensation	13,562	10,103
Interest expense limitation	36,609	31,127
Capitalized expenses	4,792	—
Other	4,816	4,564
Total gross deferred tax assets	115,230	102,427
Valuation allowance	(47,035)	(16,370)
Total deferred tax assets	68,195	86,057
Deferred liabilities:
Acquired intangibles	(18,092)	(23,540)
Outside basis difference	(64,765)	(77,384)
Capitalized internal-use software costs	(19,570)	(16,011)
Other	(3,722)	(5,889)
Total gross deferred tax liabilities	(106,149)	(122,824)
Net deferred tax liabilities	$(37,954)	$(36,767)

The Company assesses all available positive and negative evidence, including operating results, existing taxable temporary differences, ongoing tax-planning, and forecasts of future taxable income and determined it is more likely than not that the majority of the existing deferred tax assets would be realized. Based on available evidence, the Company believes it does not meet the more likely than not realization threshold to support that its interest expense limitation carryforwards as well as certain state loss and credit carryforwards will be realizable and has recorded a valuation allowance. The Company will monitor its business strategies, weighing positive and negative evidence in assessing its realization of the remaining assets in the future.

The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are to be reinvested offshore indefinitely. The income tax liability would be insignificant if these earnings were to be repatriated but is impracticable to measure.

As of December 31, 2024 and 2023, the Company has federal net operating loss carryforwards of $4.1 million and $4.7 million, respectively, to reduce future taxable income. Federal net operating loss carryforwards of $0.4 million were generated prior to January 1, 2018 and begin expiring in 2032, while carryforwards of $3.7 million generated after January 1, 2018 have an indefinite carryforward period.

As of December 31, 2024 and 2023, the Company has state net operating loss carryforwards of $85.1 million and $104.2 million, respectively. The state net operating loss carryforwards begin expiring in 2032.

As of December 31, 2024 and 2023, the Company has foreign net operating loss carryforwards of approximately $3.8 million and $2.2 million in various foreign jurisdictions. The foreign NOL carryforwards generally have an indefinite carryforward period.

As of December 31, 2024 and 2023, the Company also has federal research and development credits of $6.8 million and $9.4 million, respectively. The Federal credits will begin to expire in 2043.

As of December 31, 2024 and 2023, the Company also has state research and development credits of $23.4 million and $20.1 million, respectively. The state credits have indefinite carryover period.

As of December 31, 2024 and 2023, the Company also had foreign tax credit carryforwards of $0.4 million and $0.3 million, respectively. The credits will begin to expire in 2032 if not utilized.

As of December 31, 2024 and 2023, the Company also had interest expense limitation carryforwards of $36.6 million and $31.1 million, respectively. The interest expenses limitation carryforwards do not expire.

The valuation allowance on the Company’s net deferred tax assets increased by $30.7 million and $16.0 million during the years ended December 31, 2024 and 2023, respectively.

Under Section 382 of the Code, the Company’s ability to utilize NOL carryforwards or other tax attributes such as research tax credits, in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws. The Company may experience ownership changes as a result of its previous or future offerings or other changes in the ownership of its stock. As a result, the amount of the NOL carryforwards and research and credit carryforwards presented in the consolidated and combined financial statements could be limited and may expire unutilized.

As of December 31, 2024 and 2023, the Company had approximately $33.3 million and $27.9 million, respectively, in total unrecognized tax benefits, of which, if recognized, $27.6 million would impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2024	2023
Balance at beginning of year	$27,899	$27,477
Gross increases - tax positions in prior period	2,030	90
Gross decreases - tax positions in prior period	(1,907)	(2,742)
Gross increases - tax positions in current period	9,642	3,074
Lapse of statute of limitations	(4,332)	—
Balance at end of year	$33,332	$27,899

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2024 and 2023, the federal and state accrued interest and penalties related to uncertain tax positions is $7.3 million and $7.2 million, respectively, and is not included as a component of our gross unrecognized tax benefits. The Company believes it is reasonably possible that its existing gross unrecognized tax benefits may be reduced by an immaterial amount within the next 12 months, affecting the Company’s effective tax rate if realized.

The Company files corporation tax returns in the United States and various state jurisdictions, Brazil, Canada, China, Finland, France, Germany, Korea, Singapore, and the United Kingdom. Due to NOL carryovers, the Company is subject to examination for all tax years since inception in the United States and California. Finally, the Company is generally subject to examination in all foreign jurisdictions since inception.

14.
Defined Contribution Plan

The Company sponsors defined contribution savings plans under Section 401(k) of the Internal Revenue Code of 1986, as amended, covering substantially all full-time U.S. employees. Participating employees may contribute up to 100% of their eligible compensation up to the annual Internal Revenue Service contribution limit. For the years ended December 31, 2024 and 2023, the Company matched certain employee contributions 100% for the first 3% of each employees’ compensation, totaling $2.0 million and $1.9 million, respectively.

15.
Related Party Transactions

Commercial Transactions with Sponsor Portfolio Companies

For the years ended December 31, 2024 and 2023, the Company received payments of approximately $3.7 million and $1.5 million, respectively, from affiliates of the Company’s private-equity sponsors for providing advertising services. These amounts are included in revenue on the consolidated statements of operations.

Credit Agreements

Affiliates of the Company’s private-equity sponsors held $53.8 million and $105.6 million of the Company’s Senior Secured Credit Facilities as of December 31, 2024 and 2023, respectively. These amounts are reflected in the long-term debt, net and current portion of long-term debt on the consolidated balance sheets.

16.
Segment Information

The Company determines its operating segments based on how its chief operating decision maker (“CODM”) manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Company’s CODM is its Chief Executive Officer.

The CODM operates the Company’s business activities and reviews financial results as one operating and one reportable segment and the CODM manages the business on a consolidated basis. Therefore, results of the Company’s operations are reported on a consolidated basis for purposes of segment reporting. The presentation of financial results as one reportable segment is consistent with the way the CODM manages the operations of the Company for purposes of allocating resources and assessing performance. As the CODM evaluates the financial performance of the Company on a consolidated basis, the measure of segment performance is net loss, as reflected in the consolidated statements of operations The CODM uses net loss to allocate resources. The CODM considers net loss when making decisions on operating and capital resource allocation. Additionally, the CODM uses net loss to evaluate operating strategy and assess Company performance by comparing results on a quarter-over-quarter basis. Net loss also serves as a key factor in guiding strategic decisions, including additional investments in research and development and commercial activities. The following table provides segment net revenues, significant segment expenses, other segment items, and reported segment net loss for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net revenue	$519,250	$473,564
Less:
Bidding fees	17,944	16,230
Infrastructure costs[1]	81,096	67,843
People costs[1]	114,835	114,400
Non-people costs[2]	64,510	67,847
Stock-based compensation[1]	27,941	28,828
Depreciation, amortization and impairment	120,021	155,085
Interest expense, net	97,898	93,126
Contingent consideration revaluation	24,300	7,870
Income tax expense	18,852	6,351
Other segment items, net[3]	86	722
Segment net loss	$(48,233)	$(84,738)

1.
Internal-use software costs for the year ended December 31, 2024 amounting to $9.5 million, $34.8 million, and $7.0 million were capitalized associated with infrastructure, people, and stock-based compensation, respectively. Internal-use software costs for the year ended December 31, 2023 includes $7.2 million, $31.0 million, and $5.0 million were capitalized associated with infrastructure, people, and stock-based compensation, respectively.
2.
Non-people costs primarily consist of company overhead expenses including items such as facilities, rent expense, company events, transportation, and other miscellaneous expenses.
3.
Other segment items, net consist primarily of foreign currency exchange gains and losses relating to transactions denominated in currencies other than the U.S. dollar.

As the Company manages its assets on a consolidated basis, the measure of segment assets is total assets, as reflected in the consolidated balance sheets. The Company’s long-lived tangible assets by geographic area, which includes operating right-of-use assets, and property and equipment, net, except capitalized internal-use software, were as follows (in thousands):

	As of December 31,
	2024	2023
United States	$1,567	$2,219
United Kingdom	3,995	3,559
China	3,043	1,870
All other countries	1,181	1,299
Total	$9,786	$8,947

17.
Condensed Financial Information (Parent Company Only)

The following Parent Company financial statements are provided in accordance with SEC rules, which require such disclosure when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets.

Parent Only Condensed Balance Sheets

As of December 31, 2024 and 2023

(In thousands of dollars, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$5,619	$10,172
Prepaid and other current asset	609	390
Total current assets	6,228	10,562
Investment in subsidiaries	—	197,451
Total assets	$6,228	$208,013
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued liabilities	$—	$944
Other current liabilities	$8,372	$3,251
Total current liabilities	8,372	4,195
Dividends/losses in excess of investment in subsidiaries	145,353	—
Other liabilities	37,700	13,400
Total liabilities	191,425	17,595
Stockholders’ equity (deficit):
Common stock, Class A ($0.0001 par value – 120,000,000 shares authorized; 102,166,552 and 102,166,552 shares issued and outstanding at December 31, 2024 and 2023, respectively)	11	11
Common stock, Class B ($0.0001 par value – 40,000,000 shares authorized; 9,576,781 and 9,347,513 shares issued and outstanding at December 31, 2024 and 2023, respectively)	—	—
Accumulated other comprehensive income	5,916	15,394
Additional paid-in capital	184,464	502,368
Accumulated deficit	(375,588)	(327,355)
Total stockholders’ equity (deficit)	(185,197)	190,418
Total liabilities and stockholders’ equity (deficit)	$6,228	$208,013

Parent Only Condensed Statements of Operations and Comprehensive Income

For the years ended December 31, 2024 and 2023

(In thousands of dollars)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Equity in loss of subsidiaries	$(22,844)	$(75,181)
General and administrative	(1,463)	(1,887)
Contingent consideration revaluation	(24,300)	(7,870)
Interest income, net	374	200
Net loss	$(48,233)	$(84,738)
Comprehensive loss:
Net loss	$(48,233)	$(84,738)
Other comprehensive loss, net of tax:
Equity in comprehensive loss of subsidiaries	(9,478)	(13,061)
Total other comprehensive loss, net of tax	(9,478)	(13,061)
Total comprehensive loss	$(57,711)	$(97,799)

Parent Only Condensed Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In thousands of dollars)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating activities
Net loss	$(48,233)	$(84,738)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in loss of subsidiaries	22,844	75,181
Contingent consideration revaluation	24,300	7,870
Changes in assets and liabilities
Prepaid and other current assets	(219)	—
Other current liabilities	5,121	(1,217)
Net cash provided by (used in) operating activities	3,813	(2,904)
Investing activities
Distribution from subsidiaries	349,657	24,487
Investment in subsidiaries	(18,485)	(12,669)
Net cash provided by investing activities	331,172	11,818
Financing activities
Dividend distribution to stockholders	(339,623)	—
Proceeds from the exercise of stock options	1,028	1,258
Repurchase of common stock	(943)	—
Net cash (used in) provided by financing activities	(339,538)	1,258
Net (decrease) increase in cash and cash equivalents	(4,553)	10,172
Cash and cash equivalents, beginning of period	10,172	—
Cash and cash equivalents, end of period	$5,619	10,172
Supplemental disclosures of noncash investing and financing activities
Unpaid repurchase and retirement of common stock included in accrued liabilities	—	944
Vesting of restricted stock award	—	33,002

Basis of Presentation

Liftoff Mobile, Inc. (the Parent Company) conducts substantially all of its activities through its direct wholly owned subsidiary, LMI, Inc. (“LMI”) and its subsidiaries.

The accompanying condensed financial statements include the accounts of the Parent Company and, on an equity basis, its direct and indirect subsidiaries. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Company’s wholly owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method). These parent-only financial statements should be read in conjunction with the Liftoff Mobile, Inc. and subsidiaries (the Company) audited consolidated financial statements included elsewhere herein.

The condensed parent-only financial statement have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company.

Distribution from subsidiaries

The Parent Company received distributions from its consolidated subsidiaries to fund dividend payments. The Parent Company’s board of directors had declared cash dividends payable to its existing stockholders and award holders. Dividends payable to stockholders and holders of vested awards are made shortly after the declaration of dividends while dividends to holders of unvested awards are paid as the awards vest in periods subsequent to the period that dividend was declared in. See Note 9 to the consolidated financial statements.

18.
Subsequent Events

The Company has evaluated subsequent events through October 17, 2025, which is the date the consolidated financial statements were available to be issued. Except as noted below, the Company has concluded that no events or transactions have occurred that may require disclosure in the accompanying financial statements.

On February 19, 2025, the Company granted 1,590,915 NSOs and 42,600 SARs to employees under the 2021 Stock Incentive Plan. The NSOs and SARs granted have an exercise price and base price of $14.79 per share, respectively, with a vesting period ranging from 1.6 to 4.6 years.

On May 5, 2025, the Company entered into a Share Purchase Agreement (“SPA”) with General Atlantic (LFT) L.P. (“Purchaser”) and BCP Redbird Aggregator L.P. (“Seller”), a company controlled by affiliates of Blackstone Group, Inc. Pursuant to the SPA, (i) the Company is obligated to conduct a tender offer on behalf of the Purchaser to allow the Company’s option holders to tender their vested options for cash consideration funded by the Purchaser, (ii) the Buyer shall purchase shares of the Company’s common stock held by the Seller, and (iii) the Purchaser exchanges such acquired shares and options for newly issued preferred equity in the Company. On June 30, 2025, the Company closed the transactions under the SPA, whereby the Purchaser acquired 425,000 shares of Series A redeemable convertible preferred stock (“Preferred Shares”) for $425.0 million. As part of the transaction, the Company used the proceeds to repurchase approximately 17.5 million shares of common stock and 1.4 million of vested options and SARs. Each Preferred Share has a stated value of $1,000, is perpetual, convertible into Class A Common Stock, and includes mandatory redemption provisions upon a change of control or liquidation event. The Preferred Shares are senior to all common stock in the capital structure and are subject to an IPO conversion ratchet mechanism in the event of a public offering at a price below $23.01 per share.

On September 8, 2025, the Company amended (the “2025 Amendment”) the 2021 Credit Agreement. Pursuant to the 2025 Amendment, the Company established a new $1,855.0 million term loan facility and amended the maturity of the existing revolving credit facility, which mature in September 2032 and September 2030, respectively. The Company used the proceeds to fully repay all outstanding balances under existing credit facilities, fund the 2025 Distribution, and to pay certain fees and expenses associated with the transaction. Additionally, the capacity of the revolving credit facility increased to $195.5 million. Other than these changes, the 2025 Amendment leaves the material terms of the 2021 Credit Agreement substantially unchanged.

On September 12, 2025, the Company’s Board of Directors approved certain actions in relation to the Company’s equity and compensation programs. The Company increased the total authorized common stock to 180.0 million shares. In addition, the Company increased the total number of shares authorized for issuance under the 2021 Stock Incentive Plan to 42.0 million. Next, the Company granted 19.5 million and 0.1 million NSOs and SARs, respectively, including 16.6 million NSOs that are subject to time, performance, and market vesting conditions. The NSOs and SARs granted have an exercise price and base price of $23.02, respectively, with a vesting period ranging from 1.5 to 4.6 years starting from the grant date.

Also on September 12, 2025 (“Declaration Date”), the Company declared a distribution (the “2025 Distribution”) to equity holders amounting to $2.75 per outstanding common share and stock-based compensation award as of the Declaration Date. The 2025 Distribution was paid in September 2025 to all holders of common shares and vested stock-based compensation awards as of the Declaration Date, totaling $345.1 million. The 2025 Distribution will be paid on any unvested stock-based compensation awards that were outstanding as of the Declaration Date in line with the awards’ original vesting schedule.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2025 and December 31, 2024

(In thousands of dollars, except share and per share data)

(Unaudited)

	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$103,517	$98,299
Accounts receivable, net	311,209	245,052
Income tax receivable	1,606	2,154
Prepaid expenses and other current assets	20,803	10,297
Total current assets	437,135	355,802
Restricted cash	789	789
Property, equipment, and software, net	108,333	85,508
Intangible assets, net	191,359	245,589
Goodwill	1,057,203	1,053,776
Other assets	30,151	37,031
Total assets	$1,824,970	$1,778,495
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$313,945	$229,319
Accrued liabilities	70,429	46,618
Current portion of long-term debt	13,913	15,688
Other current liabilities	24,088	16,283
Total current liabilities	422,375	307,908
Deferred tax liability	37,618	42,140
Long-term debt, net	1,804,766	1,541,485
Other liabilities	102,050	72,159
Total liabilities	2,366,809	1,963,692

Commitments and contingencies (Note 6)

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock ($0.0001 par value – 1,000,000 shares authorized and 425,000 shares issued and outstanding at September 30, 2025, no shares authorized or outstanding as of December 31, 2024) Liquidation preference of $425,000 and nil as of September 30, 2025 and December 31, 2024, respectively.	414,607	—

Stockholders’ deficit:
Common stock, Class A ($0.0001 par value – 120,000,000 shares authorized; 86,016,945 and 102,166,552 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively)	9	11
Common stock, Class B ($0.0001 par value – 60,000,000 and 40,000,000 shares authorized at September 30, 2025 and December 31, 2024, respectively; 8,509,713 and 9,576,781 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively)	—	—
Additional paid-in capital	1,504	184,464
Accumulated other comprehensive income	509	5,916
Accumulated deficit	(958,468)	(375,588)
Total stockholders’ deficit	(956,446)	(185,197)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$1,824,970	$1,778,495

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months ended September 30, 2025 and 2024

(In thousands of dollars, except share and per share data)

(Unaudited)

	Nine Months Ended September 30,
	2025	2024
Revenue	$491,585	$377,067
Costs and operating expenses:
Cost of revenue, excluding depreciation and amortization	74,442	67,196
General and administrative	116,037	56,983
Research and development	84,605	60,967
Sales and marketing	47,514	44,129
Depreciation and amortization	76,189	81,700
Impairment of intangible assets and capitalized internal-use software	—	487
Total costs and operating expenses	398,787	311,462
Income from operations	92,798	65,605
Other expense:
Interest expense, net	(91,150)	(70,312)
Contingent consideration revaluation	(18,300)	(5,900)
Loss on debt extinguishment	(5,264)	—
Other expense, net	(2,201)	(139)
Loss before income taxes	(24,117)	(10,746)
Income tax (expense) benefit	(1,528)	3,346
Net loss	$(25,645)	$(7,400)

Net loss per share:
Basic	$(0.24)	$(0.07)
Diluted	$(0.24)	$(0.07)

Weighted average common shares used to compute net loss per share attributable to common stockholders:
Basic	106,018,123	111,578,776
Diluted	106,018,123	111,578,776

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Nine Months ended September 30, 2025 and 2024

(In thousands of dollars)

(Unaudited)

	Nine Months Ended September 30,
	2025	2024
Net loss	$(25,645)	$(7,400)
Other comprehensive income (loss):
Unrealized loss on cash flow hedging, net of tax	(10,550)	(15,560)
Foreign currency translation	5,143	(149)
Total comprehensive loss	$(31,052)	$(23,109)

CONDENSED CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

For the Nine Months ended September 30, 2025

(In thousands of dollars, except share and per share data)

(Unaudited)

								Accumulated
	Series A Redeemable		Common Stock				Additional	Other		Total
	Convertible Preferred Stock		Class A		Class B		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Deficit
Balances at December 31, 2024			102,166,552	$11	9,576,781	$—	$184,464	$5,916	$(375,588)	$(185,197)
Stock-based compensation							2,321			2,321
Issuance of shares from exercise of stock options					149,082	—	920			920
Other comprehensive loss								(5,352)		(5,352)
Net income									3,868	3,868
Balances at March 31, 2025	—	$—	102,166,552	$11	9,725,863	$—	$187,705	$564	$(371,720)	$(183,440)
Stock-based compensation							2,341			2,341
Issuance of shares from exercise of stock options					56,768	—	317			317
Repurchase and retirement of common stock			(16,149,607)	(2)	(1,302,921)	—	(190,363)		(197,807)	(388,172)
Repurchase of vested stock options									(20,961)	(20,961)
Issuance of preferred stock	425,000	414,607								—
Other comprehensive loss								1,957		1,957
Net loss									(23,783)	(23,783)
Balances at June 30, 2025	425,000	$414,607	86,016,945	$9	8,479,710	$—	$—	$2,521	$(614,271)	$(611,741)
Stock-based compensation							3,383			3,383
Issuance of shares from exercise of stock options					30,003		85			85
Dividends declared ($2.75 per share)							(1,964)		(338,467)	(340,431)
Other comprehensive loss								(2,012)		(2,012)
Net income									(5,730)	(5,730)
Balances at September 30, 2025	425,000	$414,607	86,016,945	$9	8,509,713	$—	$1,504	$509	$(958,468)	$(956,446)

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Nine Months ended September 30, 2024

(In thousands of dollars, except share and per share data)

(Unaudited)

	Common Stock				Additional	Accumulated Other		Total
	Class A		Class B		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity
Balances at December 31, 2023	102,166,552	$11	9,347,513	$—	$502,368	$15,394	$(327,355)	$190,418
Stock-based compensation					5,351			5,351
Issuance of shares from exercise of stock options			32,774	—	161			161
Other comprehensive income						1,380		1,380
Net loss							(7,984)	(7,984)
Balances at March 31, 2024	102,166,552	$11	9,380,287	$—	$507,880	$16,774	$(335,339)	$189,326
Stock-based compensation					3,720			3,720
Issuance of shares from exercise of stock options			53,374	—	196			196
Other comprehensive loss						(4,339)		(4,339)
Net income							659	659
Balances at June 30, 2024	102,166,552	$11	9,433,661	$—	$511,796	$12,435	$(334,680)	$189,562
Stock-based compensation					4,141			4,141
Issuance of shares from exercise of stock options			143,120		671			671
Other comprehensive loss						(12,750)		(12,750)
Net loss							(75)	(75)
Balances at September 30, 2024	102,166,552	$11	9,576,781	$—	$516,608	$(315)	$(334,755)	$181,549

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months ended September 30, 2025 and 2024

(In thousands of dollars)

(Unaudited)

	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(25,645)	$(7,400)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	76,189	81,700
Amortization of debt issuance costs	4,383	2,610
Provision for credit losses	2,390	4,027
Stock-based compensation expense	5,495	10,938
Impairment of intangible assets and capitalized internal-use software	—	487
Non-cash lease expense	3,646	4,024
Deferred income tax	(1,479)	(13,503)
Loss on extinguishment of debt	5,264	—
Contingent consideration revaluation	18,300	5,900
Others	—	(111)
Change in operating assets and liabilities:
Accounts receivable	(66,966)	(49,642)
Income tax receivable	713	19,814
Prepaid expenses and other current assets	(7,788)	(3,878)
Other assets	(1,534)	(3,417)
Accounts payable	83,534	37,098
Accrued liabilities	21,199	(14,789)
Other current liabilities	(3,440)	(1,517)
Other long-term liabilities	4,351	(1,176)
Net cash provided by operating activities	118,612	71,165
Cash flows from investing activities:
Purchase and capitalization of property, equipment and software	(37,756)	(33,219)
Net cash used in investing activities	(37,756)	(33,219)
Cash flows from financing activities:
Proceeds from the exercise of stock options	1,322	1,028
Proceeds from issuance of preferred stock	409,545	—
Proceeds from post-conversion earnout share liability	5,393	—
Proceeds from debt	693,686	—
Repurchase of common stock and vested equity awards from stockholders	(404,287)	(943)
Payment of debt principal	(439,660)	(10,500)
Payment of debt issuance costs	(1,942)	—
Distribution to shareholders	(340,432)	—
Settlement payments on interest rate swaps	—	3,789
Net cash used in financing activities	(76,375)	(6,626)
Effect of exchange rate on cash, cash equivalents, and restricted cash	737	(765)
Net increase in cash, cash equivalents, and restricted cash	5,218	30,555
Cash, cash equivalents, and restricted cash, beginning of period	$99,088	$180,110
Cash, cash equivalents, and restricted cash, end of period	$104,306	$210,665
Components of cash, cash equivalents, and restricted cash
Cash and cash equivalents	103,517	209,876
Restricted cash	789	789
Total cash, cash equivalents, and restricted cash	104,306	210,665

Supplemental disclosures of cash flow information:
Cash paid (received) for income taxes, net of income tax refunds received	$11,065	$(7,803)
Cash paid for interest	$97,000	$94,564
Cash paid for amounts included in the measurement of operating lease liabilities	$3,855	$4,310

Supplemental disclosures of noncash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	$8,389	$3,151
Amounts related to issuance of preferred stock, paid through escrow	$5,062	$—
Unpaid deferred offering costs	$2,603	$—

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.
Description of Business

Liftoff Mobile, Inc. (collectively referred to with its wholly owned subsidiaries as the “Company” or “Liftoff”) was incorporated in the state of Delaware and is headquartered in Redwood City, California, with offices in the U.S as well as internationally in Europe and Asia. Liftoff is an independent mobile growth enablement platform, offering solutions that cover the entire app growth cycle.

2.
Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation—The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, the unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes. In the opinion of management, all adjustments, which include normal recurring adjustments necessary for a fair presentation, have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or other periods.

Use of Estimates—The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates these estimates including, but not limited to, useful lives of long-lived assets, goodwill impairment, the allowance for sales rebates and incentives, deferred tax assets and liabilities and income taxes, capitalization of internal-use software, contingent consideration, valuation of derivative instruments, redeemable convertible preferred stock, valuation and recognition of stock-based compensation expense, and the estimate of the fair value of common stock. These estimates are inherently subject to judgment and actual results could differ materially from those estimates.

Revenue Recognition—The Company generates revenue by facilitating advertiser’s purchase of ad inventory from publishers. The Company’s platform provides bidding and matching solutions that facilitate the placements of advertisers’ ads into publisher-owned ad inventory. The Company contracts with advertisers whose arrangements are governed by the Company’s terms and conditions, which generally stipulate payment terms of 30 days following the end of the month in which the services are invoiced. Substantially all of the Company’s contracts with customers have contractual terms of less than one year and fully cancellable at any time or upon a short notice.

The Company’s performance obligation is to provide customers access to the platform to facilitate the advertiser’s purchase of ad inventory from publishers. The Company considers advertisers as customers. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as a principal or an agent in the transaction.

The Company does not control the ad inventory, because the Company does not have the substantive ability to direct the use of nor obtain substantially all of the remaining benefits from ad inventory. The Company also is not primarily responsible for fulfillment, as the publisher is ultimately responsible for the acceptability of the ad inventory. Accordingly, the Company has determined that it acts as an agent in the purchase and sale of digital ad inventory and reports revenue on a net basis.

The transaction price is comprised of variable consideration that is a factor of the number of completions of agreed upon actions, such as user installations and impressions or advertisements displayed and the contractually agreed upon price per advertising unit with the customers, less consideration payable to publishers or third parties providing access to publisher-owned ad inventory. The number of advertisements delivered and completions of agreed upon actions is determined at the end of each month, which resolves any uncertainty in the transaction price during the reporting period. The Company recognizes revenue at a point in time when the agreed upon action is completed or when the ad is displayed to a user. The Company also generates revenue from non-advertising offerings that is recognized ratably over the subscription period of generally up to twelve months. Revenue from non-advertising offerings was not material.

Contract assets consist of unbilled receivables that are recorded for contracts with performance obligations that have been satisfied but have not yet been billed. The current portion of current assets is included in the prepaid expenses and other current assets line, and the long-term portion is included in the other assets line in the condensed consolidated balance sheets. The Company had contract assets of $9.5 million and nil as of September 30, 2025, and December 31, 2024, respectively. Contract liabilities consist of deferred revenue and customer deposits. Deferred revenue is recorded when cash payments are received or due in advance of the Company’s satisfaction of its performance obligation. Customer deposits represent refundable amounts prepaid by customers which the Company does not extend credit to. The Company had deferred revenue of $1.7 million and $2.2 million as of September 30, 2025 and December 31, 2024, respectively, and $2.3 million and $2.6 million of customer deposits as of September 30, 2025 and December 31, 2024, respectively. Deferred revenue and customer deposits are included in the other current liabilities line in the condensed consolidated balance sheets. During the nine months ended September 30, 2025 and 2024, the Company recognized $1.9 million and $2.0 million of revenue that was included in deferred revenue as of December 31, 2024 and 2023, respectively.

Substantially all of the Company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

The Company has elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company would otherwise have recognized is one year or less.

Disaggregation of Revenue

The following table presents revenue disaggregated by geography, based on billing location (in thousands):

	Nine Months Ended September 30,
	2025	2024
United States	$171,004	$141,874
APAC (Asia Pacific)	161,303	96,524
EMEA (Europe, Middle East, and Africa)	151,361	129,958
Other Americas (Canada and Latin America)	7,917	8,711
Total	$491,585	$377,067

Redeemable Convertible Preferred Stock—The Company has issued Series A redeemable convertible preferred stock (“Preferred Stock”), which is classified as mezzanine equity in the condensed consolidated financial statements because it is redeemable upon the occurrence of certain deemed liquidation events that are not solely within the Company’s control. The Preferred Stock is initially recognized at fair value upon issuance and is subsequently adjusted to its redemption value at each reporting date if it becomes currently redeemable or probable of becoming redeemable. As of September 30, 2025, the Preferred Stock is not redeemable, and redemption is not deemed probable. Refer to Note 7— Redeemable Convertible Preferred Stock and Stockholders’ Deficit for further details on the Preferred Stock.

Comprehensive Loss—Comprehensive loss consists of net loss and other comprehensive income (loss), which includes certain changes in equity that are excluded from net loss. Other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains and losses from cash flow hedges. The tax benefit related to unrealized losses on cash flow hedging was $3.1 million and $0.5 million for the nine months ended September 30, 2025, and 2024, respectively.

Net Loss Per Share Attributable to Common Stockholders (“EPS”)—Basic earnings per share attributable to common stockholders is computed by dividing the earnings attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share adjusts the basic net loss per share attributable to common stockholders and the weighted-average number of shares of common stock outstanding for the potentially dilutive impact of stock options, restricted stock units and any other share-settled stock compensation awards of the Company using the treasury-stock method.

Net loss is attributed to common stockholders and participating securities based on their participation rights. The Preferred Stock is considered a participating security and the two-class method is applied in the computation of both basic and diluted EPS. Any deemed dividends recognized related to the Preferred Stock would be reflected as a reduction of income available to common stockholders. Due to the conversion rights within the Preferred Stock, the Preferred Stock is assessed under the if-converted method for diluted EPS, and the more dilutive results of the two-class method and if-converted method is presented.

Under the two-class method, the net loss attributable to common stockholders is not allocated to the participating securities as the holders of these securities do not have a contractual obligation to share in the Company’s losses. Under the if-converted method, the numerator is adjusted to reverse any impacts of the convertible security (including dividends, deemed dividends, and participation rights), and the denominator is increased for the number of shares issuable upon conversion, weighted for the portion of the period the securities were outstanding. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because potentially dilutive common shares are anti-dilutive.

Interest Expense, Net—Interest expense, net primarily consists of interest incurred on outstanding debt, including accretion of debt discount, net of interest income. Interest income primarily consists of income recognized related to cash receipts on hedges as well as interest income on cash deposits.

The components of interest expense, net are as follows within the consolidated statements of operations (in thousands):

	Nine Months Ended September 30,
	2025	2024
Interest expense	$104,637	$96,503
Interest income	(13,487)	(26,191)
Interest expense, net	$91,150	$70,312

Deferred Offering Costs—Deferred offering costs, which include legal, accounting, printing, and other third-party fees that are incremental and directly related to the Company’s anticipated initial public offering (“IPO”), are capitalized within prepaid expenses and other current assets on the condensed consolidated balance sheets. Costs not directly related to the offering and in connection with preparing to become a public company are expensed as incurred. The deferred offering costs will be recorded against IPO proceeds upon the consummation of the IPO. If the IPO is abandoned, terminated, or significantly delayed, all deferred offering costs will be immediately expensed. Deferred offering costs as of September 30, 2025 totaled $2.6 million. There were no deferred offering costs as of December 31, 2024.

Recent Accounting Pronouncements Not Yet Adopted—

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures, which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments will be effective for annual periods beginning after December 15, 2025. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In March 2024, the FASB issued ASU No. 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, to clarify whether profits interest and similar awards should be accounted for in accordance with Topic 718, Compensation - Stock Compensation. The guidance applies to all business entities that issue profits interest awards as compensation to employees or nonemployees in exchange for goods or services. These amendments are effective for the Company for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, applied prospectively, with early adoption and retrospective application permitted. The impact of the adoption of the amendments in this update is not expected to be material to the Company’s condensed consolidated financial position and results of operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). The amendments in ASU 2024-03 are intended to address investor requests for more detailed expense information by requiring additional disaggregated disclosures in the notes to the financial statements for certain categories of expenses presented on the face of the income statement. As clarified by ASU 2025-01, ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 31, 2027. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently assessing the potential impact that the adoption of ASU 2024-03, as clarified by ASU 2025-01, may have on its condensed consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. The amendment is effective for annual periods beginning after December 15, 2025 on a prospective basis, with early adoption permitted. The Company is currently assessing the potential impact that the adoption of ASU 2025-05 may have on its condensed consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use-Software (“ASU 2020-06”), which amends certain aspects of the accounting for internally developed software costs. The amendments eliminate the concept of “development stages” and permit capitalization only when management authorizes and commits to funding a project and it is probable that the project will be completed and placed into use, while introducing a new concept of “significant development uncertainty” that precludes capitalization in cases involving unproven technology, unresolved functionality, or substantially revised performance requirements. ASU 2020-06 supersedes existing guidance on website development costs in ASC 350-50 and relocates it to ASC 350-40. The amendments are effective for annual periods beginning after December 15, 2027, including interim periods within those fiscal years, applied prospectively, with early adoption permitted. The Company is currently assessing the potential impact that the adoption of ASU 2025-06 may have on its condensed consolidated financial statements and related disclosures.

3.
Goodwill and Intangible Assets, Net

Goodwill

The changes in the carrying amount of goodwill for the periods presented is as follows (in thousands):

Balance as of December 31, 2024	$1,053,776
Foreign currency translation	3,427
Balance as of September 30, 2025	$1,057,203

Intangible assets

Intangible assets consist of the following as of September 30, 2025 and December 31, 2024 (in thousands):

	As of September 30, 2025
	Gross Value	Accumulated Amortization	Carrying Value	Remaining Useful Life
Finite-lived intangible assets:
Developed technology	$388,365	$(326,426)	$61,939	1.46 years
Trade name	83,116	(49,936)	33,180	4.00 years
Customer relationships—advertisers	199,053	(199,053)	—	N/A
Publisher relationships	75,018	(75,018)	—	N/A
Total finite-lived intangible assets	745,552	(650,433)	95,119
Indefinite-lived intangible assets:
Trade name	96,240	—	96,240
Total intangible assets	$841,792	$(650,433)	$191,359

	As of December 31, 2024
	Gross Value	Accumulated Amortization	Carrying Value	Remaining Useful Life
Finite-lived intangible assets:
Developed technology	$387,528	$(277,755)	$109,773	1.99 years
Trade name	83,097	(43,696)	39,401	4.75 years
Customer relationships—advertisers	198,515	(198,340)	175	0.17 years
Publisher relationships	75,018	(75,018)	—	N/A
Total finite-lived intangible assets	744,158	(594,809)	149,349
Indefinite-lived intangible assets:
Trade name	96,240	—	96,240
Total intangible assets	$840,398	$(594,809)	$245,589

For the nine months ended September 30, 2025 and 2024, amortization expense related to intangible assets amounted to $54.2 million and $67.8 million respectively.

4.
Credit Agreements

As of September 30, 2025 and December 31, 2024, the Company’s long-term debt, net of issuance costs was as follows (in thousands):

	As of
	September 30, 2025	December 31, 2024
Long-term debt:
Principal balance	$1,855,000	$1,579,500
Less: unamortized issuance costs	(36,321)	(22,327)
Total balance	1,818,679	1,557,173
Less: current portion	(13,913)	(15,688)
Total long-term debt, net	$1,804,766	$1,541,485

2021 Credit Agreement

On September 30, 2021, the Company entered into a credit agreement with respect to a $1,400.0 million term loan facility and a $150.0 million revolving credit facility (Collectively, the “2021 Credit Agreement”). The Company used the proceeds from the incremental borrowings under the 2021 Credit Agreement to declare a distribution, to terminate and repay the existing credit agreements, and to pay certain fees and expenses.

Borrowings under the 2021 Credit Agreement bear interest at different rates based on the type of loan drawn by the Company. With respect to the term loan facility, loans drawn as Eurocurrency Rate loans bear interest at the London interbank offered rate (LIBOR) plus a floor that ranges from 3.50% to 3.75%. Term loans drawn as Base Rate loans bear interest at Base Rate plus a floor that ranges from 2.50% to 2.75%. The Base Rate is the greater of the federal funds effective rate plus 0.50%, the Prime Rate, or the SOFR provided that it is not less than 0.50%. In April 2023, the Company entered into an amendment to change the reference rate for the eurocurrency rate loans from LIBOR to SOFR as a result of the discontinuation of LIBOR. The eurocurrency rate loans are now referred to as term SOFR loans.

Payments equal to 0.25% of the aggregate principal balance of the term loan facility as of September 30, 2021 or 1% total for any given 12-month period, are due quarterly until the current maturity date of September 30, 2028, at which time all unpaid principal and interest are due.

The revolving credit facility provides the Company with access to $150.0 million and is scheduled to terminate on September 30, 2026. Interest on borrowings under the revolver was, at the Company’s option, either based on the base rate or a Eurocurrency interest rate, with the exception of swing line borrowings, which were always at the base rate. The interest rate in effect under the revolver as of December 31, 2021 was LIBOR plus 3.75%. After December 31, 2021, the revolver will bear interest at LIBOR plus a range of 3.50% to 3.75% based upon the Company’s consolidated first lien net leverage ratio. Similar to the term loan facility, the revolving credit facility was amended to replace the underlying reference rate from LIBOR to SOFR. Interest for a swing line loan is at the base rate plus 2.75%. The revolver also requires a commitment fee of 0.50% of undrawn commitments to be paid quarterly in arrears. In March 2023, the Company drew down $75.0 million on the revolving credit facility and repaid the entire amount in the same month. There were no borrowings outstanding under the revolver facility or swing line loan as of September 30, 2025 and December 31, 2024.

The 2021 Credit Agreement contained certain affirmative and negative covenants, including maintenance of certain debt to EBITDA ratios as defined in the agreement. The Company was in compliance with the covenants as of September 30, 2025 and December 31, 2024.

On November 8, 2024, the Company amended (the “2024 Amendment”) the 2021 Credit Agreement to provide for an incremental borrowing of an aggregate principal amount of $225.0 million in order to fund a distribution to stockholders. The Amendment leaves the material terms of the 2021 Credit Agreement substantially unchanged. Given the 2021 Credit Agreement and amended facility were loan syndications, the Company determined the treatment of the Amendment on a lender-by-lender basis. In connection with the Amendment, lender fees and third-party fees amounting to $9.8 million were capitalized whereas third-party fees amounting to $1.6 million were expensed.

On September 8, 2025, the Company amended the 2021 Credit Agreement (the “2025 Amendment”). Pursuant to the 2025 Amendment, the Company refinanced all outstanding borrowings under the 2021 Credit Agreement and increased the total aggregate principal amount outstanding to $1,855.0 million. Additionally, the Company terminated the revolving credit facility and established a new revolving credit facility with a borrowing capacity of $195.5 million. The maturity date for the term loan facility and revolving credit facility is September 8, 2032 and September 8, 2030, respectively. Furthermore, the unused balance on the revolving credit facility is subject to an unused commitment fee ranging from 0.25% to 0.50% per annum based on the Company’s leverage ratio. The 2025 Amendment leaves the other material terms of the 2021 Credit Agreement substantially unchanged. The Company may prepay the term loan in whole or in part at any time without penalty, except that any prepayment in connection with a repricing transaction within six months of September 8, 2025, will be subject to 1% prepayment premium.

Given the 2021 Credit Agreement and the 2025 Amendment were loan syndications, the Company determined the treatment of the 2025 Amendment on a lender-by-lender basis. As a result of this analysis, certain lenders were found to have extinguished or partially extinguished loans, resulting in the Company recognizing a loss on extinguishment of debt of approximately $5.3 million, which consisted of a write-off of $4.9 million of unamortized issuance costs and a $0.4 million fees paid to lenders and third-parties. For lenders that are new to the loan syndications or where modification accounting was applied, lender fees and third-party fees amounting to $23.0 million were capitalized and $6.8 million were expensed.

Interest expense was nil and unused commitment fee was $0.5 million and $0.5 million for the nine months ended September 30, 2025 and 2024, respectively. Interest expense and unused commitment fee are recognized as interest expense, net and general and administrative expense, respectively, on the condensed consolidated statements of operations. For the nine months ended September 30, 2025 and 2024, amortization of debt issuance costs was $4.2 million and $2.4 million, respectively.

5.
Fair Value Disclosures

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate their respective fair values due to their short-term maturities. The fair value of the Company’s outstanding debt, which was issued with a floating interest rate, is estimated to be approximately $1,765.7 million and $1,535.9 million as of September 30, 2025 and December 31, 2024, respectively (Level 2 measurement).

The fair value of interest rate swaps was determined using Level 2 inputs as of September 30, 2025 and December 31, 2024, respectively. The Company obtained third-party verification of fair value at the end of each reporting period. Additionally, management performed a periodic assessment of the critical terms of the interest rate swaps including, among other matters, an assessment of the counterparty’s creditworthiness. The following is a summary of our financial assets and liabilities that are accounted for at fair value on a recurring basis as of September 30, 2025 and December 31, 2024, by level within the fair value hierarchy (in thousands):

	As of September 30, 2025			As of December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$103,517	$—	$—	$98,299	$—	$—
Restricted cash	789	—	—	789	—	—
Interest rate swaps	—	4,199	—	—	17,880	—
Liabilities:
Contingent earn-out liability	—	—	(56,000)	—	—	(37,700)
Post-conversion Earnout Share Liability	—	—	(6,489)	—	—	—
Total	$104,306	$4,199	$(62,489)	$99,088	$17,880	$(37,700)

There were no transfers between Level 1 or Level 2 or transfers in or out of Level 3 of the fair value hierarchy in any periods presented.

Contingent Consideration Arrangement

The Company’s contingent earn-out liability that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) totaled $56.0 million and $37.7 million as of September 30, 2025 and December 31, 2024, respectively. For the nine months ended September 30, 2025 and 2024, the total fair value movement of $(18.3) million and $(5.9) million, respectively, are included in contingent consideration revaluation on the condensed consolidated statements of operations.

The Company determined the fair value of the contingent earn-out liability by using a Monte Carlo simulation (“MCS”) analysis to quantify the estimated liabilities as of the reporting date, and, as the overall arrangement is long-term in nature, applying a discount rate that captures the risks associated with the payment of the obligations.

The significant unobservable inputs used in the fair value measurements are estimates of timing to expected liquidity event, the estimated required return on equity, the volatility of Liftoff’s equity and the expected rate of return of debt of the Company. Significant increases or decreases to these inputs in isolation could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent consideration liability. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate preceding the payment date and amount paid will be recorded in earnings.

Post-conversion Earnout Share Liability

In connection with the GA Investment Transaction (as defined in Note 7), the Company recorded the Post-conversion Earnout Share Liability (as defined in Note 7), which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3). As of September 30, 2025, the fair value of the Post-conversion Earnout Share Liability was $6.5 million and was included in other liabilities on the condensed consolidated balance sheets. For the nine months ended September 30, 2025, the change in the fair value of $(1.1) million is included in other expense, net on the condensed consolidated statements of operations.

The Company determined the fair value of the Post-conversion Earnout Share Liability by using a Monte Carlo simulation analysis to quantify the estimated liabilities as of the report date, and, as the overall arrangement is long-term in nature, applying a discount rate that captures the risks associated with the payment of the obligations.

The significant unobservable inputs used in the fair value measurements are estimates of Liftoff’s equity value, the volatility of Liftoff’s equity, timing to expected liquidity event, and probability of expected liquidity event.

6.
Commitments and Contingencies

Contingent Consideration— As of September 30, 2025, there is a contingent consideration arrangement of an earn-out payments to former stockholders of Liftoff Mobile of up to $130.9 million. The contingent earn-out liabilities as of September 30, 2025 and December 31, 2024 are carried at fair value and included in other liabilities in the accompanying condensed consolidated balance sheets.

Contingencies—From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated.

Legal Proceedings—The Company is involved from time to time in litigation, claims, and proceedings. Periodically, the Company evaluates the status of each legal matter and assesses potential financial exposure. If the potential loss from any legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. The outcome of any proceeding is not determinable in advance. As a result, the assessment of a potential liability and the amount of any accrual recorded is based on the information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the legal proceeding and may revise the estimates. The Company is involved in litigation arising in the ordinary course of business. It is the opinion of management and the Company’s legal counsel that these cases will be resolved without material effect on the Company’s condensed consolidated financial position, results of operations, or cash flows.

7.
Redeemable Convertible Preferred Stock and Stockholders’ Deficit

On June 30, 2025, the Company completed a secondary transaction in which General Atlantic (LFT), L.P. (“GA”) acquired 425,000 shares of Series A redeemable convertible preferred stock in the Company for $425.0 million (the “GA Investment Transaction”), which included $5.0 million of transaction costs reimbursed to GA. As part of the transaction, the Company used the proceeds to repurchase approximately 17.5 million shares of common stock and 1.4 million shares of vested stock-based compensation awards from existing equity holders and employees, at a price of $23.01 per share. The acquired common shares were retired and the equity awards were cancelled upon closing. All direct and incremental costs incurred in connection with the secondary offering were expensed. As of September 30, 2025, out of the $425.0 million incurred in connection with the GA Investment Transaction, $0.3 million payable to the employees for the repurchase of their vested stock-based compensation awards are included in the Other current liabilities within the condensed consolidated balance sheets, payments are expected to be made during the fourth quarter of 2025.

Redeemable Convertible Preferred Stock

The Company has authorized and issued Series A redeemable convertible preferred stock with a stated value of $1,000 per share, subject to adjustment for post-closing purchase price adjustments, stock dividends, stock splits, recapitalizations, or partial liquidation redemptions. The Preferred Stock ranks senior to the Company’s Class A and Class B common stock with respect to liquidation rights, and junior to all existing and future indebtedness.

The Preferred Stock is convertible at the option of the holder into Class A common stock at the applicable conversion rate, initially 43.4594 shares per preferred share, based on a conversion price of $23.01, subject to adjustment for stock splits, dividends, recapitalizations, IPO pricing below the conversion price, and the payment of certain earnout obligations under a December 18, 2020 merger agreement (“earnout adjustment”). The Preferred Stock will also automatically be converted upon an IPO at the applicable conversion rate. In the event the Company makes a payment in respect of its existing earn-out obligations subsequent to conversion, the Company will deliver an incremental number of shares of Class A common stock to those shareholders who held the Preferred Stock, subject to certain transfer rules and limitations, at the time they were converted into Class A common stock prior to such earnout obligation payment equal to the number of shares of Class A Common Stock such former holders of Preferred Stock would have incrementally been entitled to upon conversion of such shares of Preferred Stock, had such earn-out payment been made by the Company prior to the conversion of such shares of Preferred Stock. The Company determined this post-conversion feature was a freestanding instrument that did not meet the requirements of ASC 815-40 to be indexed to the Company’s own stock. Therefore, the Company recorded a derivative liability (“Post-conversion Earnout Share Liability”) of $5.4 million as of June 30, 2025 which created a discount on the Preferred Stock. Subsequently, this derivative liability is remeasured at each balance sheet date, and any change in fair value is recorded through earnings.

In the event of a partial liquidation event, defined as a disposition of assets or business for net cash proceeds exceeding $430.0 million, holders may elect to receive cash up to the lesser of the aggregate stated value or the cash proceeds, reducing stated value on a dollar-for-dollar basis. Upon a mandatory redemption event (change of control or liquidation event), the Company must redeem all outstanding Preferred Stock at the greater of stated value or the as-converted amount, subject to funds legally available.

Holders of Preferred Stock participate, on an as-converted basis, in dividends or distributions on Class A and Class B common stock, but otherwise no dividends accrue. Holders of Preferred Stock vote together with Class A common stockholders as a single class. While any shares are outstanding, the affirmative vote of a majority of the Preferred Stock is required for certain amendments disproportionately adverse to the Preferred Stock.

Common Stock

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are not entitled to vote. Shares of Class B common stock are convertible into an equivalent number of shares of Class A common stock at the option of the Company. Any dividends paid to the holders of Class A common stock and Class B common stock will be paid on a pro rata basis. On a liquidation event, any distribution to common stockholders is made on a pro rata basis to the holders of the Class A common stock and Class B common stock.

On September 12, 2025, the Company’s Board of Directors approved an increase in Class B common stock by 20.0 million shares, resulting in total authorized Class A and B common stock of 180.0 million shares.

Dividends Declared

On October 4, 2021, the Company’s board of directors declared a cash dividend in the amount of $6.75 per share to our existing stockholders and equity award holders (the “2021 Distribution”). The total dividends declared with respect to outstanding stockholders and vested award holders at the time of declaration was approximately $757.4 million, of which $757.2 million and $0.2 million was paid in 2021 and 2022, respectively. Holders of unvested awards will be paid the dividend as the underlying awards vest. At the time of declaration, there were 3.6 million unvested awards outstanding resulting in a future obligation of $24.6 million, subject to the award holders’ continued employment and vesting. As of September 30, 2025, and December 31, 2024, the remaining dividend payouts for unvested awards relating to the 2021 Distribution are $0.7 million and $2.5 million, respectively.

On November 11, 2024, the Company’s board of directors declared a cash dividend in the amount of $2.75 per share to our existing stockholders (the “2024 Distribution”). The total dividends declared with respect to outstanding stockholders and vested award holders at the time of declaration was approximately $339.6 million. Holders of unvested awards will be paid the dividend as the awards vest. At the time of declaration, there were 6.2 million unvested awards outstanding resulting in a future obligation of $17.1 million, subject to the award holders’ continued employment and vesting. As of September 30, 2025, and December 31, 2024, the remaining dividend payouts for unvested awards relating to the 2024 Distribution are $8.5 million and $16.7 million, respectively.

On September 12, 2025 (the “Declaration Date”), the Company’s board of directors declared a cash dividend in the amount of $2.75 per share to our existing stockholders and equity award holders (the “2025 Distribution”). The total dividends declared with respect to outstanding stockholders, vested award holders, and holders of Executive Awards (as defined in Note 8) at the time of declaration was approximately $345.1 million. Out of the $345.1 million, $340.4 million was recorded to additional paid-in capital and accumulated deficit on the condensed consolidated balance sheets, and $4.7 million paid to holders of unvested Executive Awards (as defined in Note 8) was recorded as general and administrative expense on the condensed consolidated statements of operations. Holders of unvested awards will be paid the dividend as the underlying awards vest. At the time of declaration, there were 7.3 million unvested awards – excluding the MIP Options - outstanding, resulting in a future obligation of $20.1 million, subject to the award holders’ continued employment and vesting. As of September 30, 2025, the remaining dividend payouts for unvested awards is $20.0 million. Refer to Note 8 – Stock-based Compensation for the dividend payment to holders of MIP Options.

8.
Stock-based Compensation

The 2021 Stock Incentive Plan (“the Plan”), adopted on March 17, 2021 and active as of September 30, 2025, authorizes up to 42.0 million units in the form of restricted stock awards (“RSAs”), restricted stock units (“RSUs”), stock appreciation rights (“SARs”), and nonqualified stock options (“NSOs”) for employees, directors, and consultants, with 4.2 million units available for future grants. NSOs issued under the Plan are exercisable into Class B Common Stock, with the exception of certain awards granted to founders of Liftoff, which were exercisable into Liftoff Class A Common Stock.

In connection with the GA Investment Transaction, the Company recognized $15.7 million of incremental compensation expense for the excess of the repurchase or tender offer price over the fair value of the acquired common shares or vested stock-based compensation awards, respectively, earned through service to the Company.

On September 18, 2023, the Company granted awards to two executives comprised of NSO grants, discrete cash amounts, and variable cash amounts, all of which are tied to the price of the Company’s equity upon an exit event (the “Executive Awards”). The awards contain performance and market-based conditions, as well as a service condition as vesting is contingent on continued employment at the time the performance and market-based conditions are satisfied. On November 11, 2024, in connection with the 2024 Distribution, the Company modified the Executive Awards to allow for the recipients to receive distributions solely based on continued service and also amended the market-conditions to lower certain vesting hurdles in light of the 2024 Distribution. The modification was accounted for as a Type IV (improbable-to-improbable) modification and resulted in revaluation of the Executive Awards. As part of the GA Investment Transaction, the discrete cash and variable cash bonuses payable to the holders of the Executive Awards were agreed to be settled through a cash payment of $8.0 million and were recorded as general and administrative expense on the condensed consolidated statements of operations for the nine months ended September 30, 2025.

On September 12, 2025, the Company declared the 2025 Distribution to employees and stockholders who held outstanding shares and/or stock-based compensation awards (whether vested or unvested) issued on or prior to September 12, 2025. Any equity classified awards that were unvested as of the 2025 Distribution approval date of September 12, 2025 were subject to a partial modification in connection with the 2025 Distribution that created a corresponding liability award in the amount of $2.75 per outstanding option. Liability classified awards were also eligible to receive the 2025 Distribution, as their awards vested in the future, and as such a corresponding liability will continue to be accounted for in the amount of $2.75 per outstanding SAR. The Company recognized $4.7 million of expense related to dividend payments to holders of Executive Awards under the 2025 Distribution.

On the same date, the Company also issued a new category of NSOs to certain members of the senior leadership team (the “MIP Options”). The MIP Options vest in equal quarterly tranches over a four-year period but are also subject to the Company’s primary private-equity sponsor (the “Sponsor”) achieving certain returns on its invested capital, measured as of the GA Investment Transaction date. The return requirement is considered a market condition which also creates an implied performance condition because the return thresholds cannot be achieved without the occurrence of a liquidity event. Each MIP Option has a grant date fair value of $9.06 and the maximum number of MIP Options that could vest — subject to achievement of the aforementioned vesting conditions — is 16,597,352. As of September 30, 2025, the implied performance condition required to be met for the vesting of the MIP Options was not considered probable, and as such, no expense has been recognized. The Company will begin recognizing expense for the MIP Options if and when such performance condition is deemed probable. The MIP Options holders are also eligible to receive cash payments (the “MIP Distributions”) under the 2025 Distribution, subject to certain time and market conditions. The MIP Distributions are liability-classified awards and remeasured at fair value using a Monte Carlo simulation analysis at each reporting date. Expense for the MIP Distributions is recognized using an accelerated attribution method over the requisite service period. During the nine months ended September 30, 2025, the Company recognized $0.1 million of expense related to the MIP Distributions. As of September 30, 2025, the total fair value of the MIP Distributions was $3.2 million and the projected payments at the current return threshold as of September 30, 2025 is $1.6 million.

The Company also modified certain terms of the Executive Awards on September 12, 2025 to measure the final number of Executive Awards that would vest based on a future calculation involving the Company’s variable weighted-average trading price. This modification was accounted for as a Type IV (improbable-to-improbable) modification, resulting in a new fair value for the Executive Awards that will be recognized if and when the performance condition associated with the Executive Awards is deemed satisfied. The total number of options that could vest under the Executive Awards is 1,806,920 and the total expense that could be recognized under the modified terms is $24.3 million.

Stock option activity under the Plan for the period from December 31, 2024 to September 30, 2025 is as follows:

	Number of Options	Weighted- Average Exercise Price
Balance as of December 31, 2024	17,158,104	$7.51
Granted	21,050,687	22.40
Exercised	(236,357)	5.59
Forfeited	(1,194,242)	9.53
Repurchased	(1,343,502)	5.80
Balance as of September 30, 2025	35,434,690	$16.37

Liftoff SARs activity under the Plan for the period from December 31, 2024 to September 30, 2025 as follows:

	Number of SARs	Weighted- Average Exercise Price
Balance as of December 31, 2024	774,819	$8.00
Granted	110,050	19.83
Forfeited	(3,838)	13.02
Repurchased	(15,375)	6.64
Balance as of September 30, 2025	865,656	$9.50

Total stock-based compensation expense was recognized as follows (in thousands):

	Nine Months Ended September 30,
	2025	2024
Research and development	$17,912	$6,557
Sales and marketing	4,951	4,383
General and administrative	13,250	6,872
Cost of revenue	561	492
Total stock-based compensation expense	$36,674	$18,304

Expenses presented for the nine months ended September 30, 2025 include $10.9 million related to the vesting and payment of the 2021, 2024, and 2025 Distributions specifically as it relates to equity award holders, including $0.1 million related to the MIP Options. Expenses presented for the nine months ended September 30, 2024 include $7.4 million related to the vesting and payment of the 2021 distribution.

9.
Net Loss Per Share

The Company has two classes of common stock, Class A and Class B. Basic and diluted net loss per share attributable to common stockholders are the same for both Class A and Class B common stock and have been presented on a combined basis as both classes are entitled to the same liquidation and dividend rights, with the only difference relating to voting rights. The Company also has Preferred Stock outstanding, which entitles holders to participate in dividends on the Company’s common stock on an as-converted basis, and as such are considered participating securities. The Company also considers the Preferred Stock under the if-converted method for Diluted EPS.

The computation of basic and diluted net loss per share is as follows (in thousands, except share and per share amounts):

	Nine Months Ended September 30,
	2025	2024
Numerator:
Net loss attributable to common stockholders	$(25,645)	$(7,400)
Denominator:
Weighted-average common shares outstanding – basic	106,018,123	111,578,776
Weighted-average common shares outstanding – diluted	106,018,123	111,578,776

Net loss per share
Basic	$(0.24)	$(0.07)
Diluted	$(0.24)	$(0.07)

The following potentially dilutive securities were excluded from the computation of diluted loss per share because their effect would have been anti-dilutive for the periods presented, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	Nine Months Ended September 30,
	2025	2024
Time-vesting Stock Options	17,030,418	15,553,379
Performance-vesting Executive Awards NSOs	18,404,272	1,806,920
Series A Redeemable Convertible Preferred Stock (as converted)	18,470,228	—
Total	53,904,918	17,360,299

10.
Derivatives and Hedging Activities

The Company is a counterparty to interest-rate swap agreements to hedge against potential impact on earnings from fluctuations in market interest rates. The Company has $850.0 million notional amount of outstanding interest rate swap agreements as of September 30, 2025. These swap agreements have been classified as cash flow hedges. The cash flows related to the swaps are classified as operating activities or, for those that have an other-than-insignificant financing element, financing activities.

In June 2023, the Company entered into a transaction to replace one of its existing pay-fixed, receive-floating interest rate swap agreement, with a total notional amount of $250.0 million, upon the expiration of the existing swaps in April 2024. The new interest rate swap will be effective from April 2024 to December 2025 and is designated as cash flow hedge. The cash flows related to the swap are classified as operating activities in the condensed consolidated statement of cash flows.

In August 2024, the Company entered into two individual pay-fixed, receive-floating interest rate swaps, with notional amounts of $175.0 million each. The hedges will be effective from July 31, 2025 to December 31, 2026 and are designated as cash flow hedges. The cash flows related to the swap are classified as operating activities in the condensed consolidated statement of cash flows.

The Company may have counterparty credit risk resulting from these interest rate swaps, which it monitors on an on-going basis. The risk lies with two global financial institutions. As of September 30, 2025 and December 31, 2024, the fair value of the interest rate swap asset was $4.2 million and $17.9 million, respectively, and was included in other assets on the condensed consolidated balance sheets. Changes in fair value, to the extent the hedge is effective, are reported in other comprehensive income (loss). As of September 30, 2025, the estimated amount of unrealized gains expected to be reclassified into earnings within the next 12 months was $4.3 million.

The table below presents the effect of cash flow hedges on the Company’s condensed consolidated statements of operations and comprehensive loss (in thousands):

	(Loss) Gain Recognized in OCI			Gain Reclassified from AOCI into Income
	Nine Months Ended September 30,		Location of Gain Reclassified from	Nine Months Ended September 30,
	2025	2024	AOCI into Income	2025	2024
Interest Rate Contracts	$(2,985)	$3,716	Interest Expense, net	$10,696	$19,786

11.
Income Taxes

The Company is subject to income taxes in the U.S. and in foreign jurisdictions. The Company bases interim tax accruals on an estimated annual effective tax rate applied to year-to-date income and records discrete tax items in the period in which they occur. Each quarter, the Company updates the estimated annual effective tax rate and makes a year-to-date adjustment to the tax provision as necessary.

The Company’s calendar year 2025 annual effective tax rate differs from the U.S. statutory federal rate primarily due to the jurisdictional mix of earnings, valuation allowances, nondeductible items, and excess tax benefits from stock-based compensation.

During the nine months ended September 30, 2025, there were no material changes to the Company’s unrecognized tax benefits.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The OBBBA contains multiple effective dates, with key provisions beginning in our fiscal year 2025. Based on our assessment, we do not anticipate a material impact on our income tax expense and effective tax rate.

12.
Related Party Transactions

Commercial Transactions with Sponsor Portfolio Companies

For the nine months ended September 30, 2025 and 2024, the Company received approximately $1.5 million and $2.4 million, respectively, from affiliates of the Company’s private-equity sponsors for advertising services. All such amounts are included in revenue line item on the condensed consolidated statements of operations.

Credit Agreements

Affiliates of the Company’s private-equity sponsors held nil and $53.8 million of the Company’s Senior Secured Credit Facilities as of September 30, 2025 and December 31, 2024, respectively. These amounts are reflected in the long-term debt, net and current portion of long-term debt line items on the condensed consolidated balance sheets.

13.
Segment Information

The Company determines its operating segments based on how its chief operating decision maker (“CODM”) manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Company’s CODM is its Chief Executive Officer.

The following table provides segment net revenue, significant segment expenses, other segment items, and reported segment net loss for the nine months ended September 30, 2025 and 2024 (in thousands):

	Nine Months Ended September 30,
	2025	2024
Net revenue	$491,585	$377,067
Less:
Bidding fees	19,319	12,843
Infrastructure costs[1]	72,532	62,892
People costs[1]	99,422	85,945
Non-people costs[2]	94,651	49,291
Stock-based compensation[1]	36,674	18,304
Depreciation, amortization and impairment	76,189	82,187
Interest expense, net	91,150	70,312
Contingent consideration revaluation	18,300	5,900
Income taxes expense (benefit)	1,528	(3,346)
Other segment items, net[3]	7,465	139
Segment net loss	$(25,645)	$(7,400)

1.
Internal-use software costs for the nine months ended September 30, 2025 amounting to $8.7 million, $26.9 million, and $6.8 million were capitalized associated with infrastructure, people, and stock-based compensation, respectively. Internal-use software costs for the nine months ended September 30, 2024 amounting to $6.6 million, $25.9 million, and $3.9 million were capitalized associated with infrastructure, people, and stock-based compensation, respectively.
2.
Non-people costs primarily consist of company overhead expenses including items such as facilities, rent expense, company events, transportation, and other miscellaneous expenses.
3.
Other segment items, net consist primarily of loss on debt extinguishment and foreign currency exchange gains and losses relating to transactions denominated in currencies other than the U.S. dollar.
14.
Subsequent Events

The Company has evaluated subsequent events through January 13, 2026, which is the date the condensed consolidated financial statements were available to be issued. Except as noted below, the Company has concluded that no events or transactions have occurred that may require disclosure in the accompanying financial statements.

On December 19, 2025, the Company’s Board of Directors approved certain actions in relation to the Company’s equity and compensation programs. The Company granted approximately 729,495, 16,025, and 48,625 NSOs, SARs, and RSUs, respectively, including RSUs that are subject to time and performance vesting conditions. The NSOs and SARs granted have an exercise price and base price of $32.72, respectively. The awards granted have a vesting period ranging from 1 to 4 years.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and Nasdaq.

Filing Fee—Securities and Exchange Commission		$13,810
Fee—Financial Industry Regulatory Authority, Inc.		14,850
Listing Fee—Nasdaq		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Fees and Expenses of Accountants		*
Printing Expenses		*
Miscellaneous Expenses		*
Total	$	*

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director and certain officers of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, or obtained an improper personal benefit. In addition, no provision may limit or eliminate the liability of a director for the authorization of the payment of a dividend or a stock repurchase or redemption in violation of Delaware corporate law, and no provision may limit or eliminate the liability of an officer in any action by or in the right of the Company, including any derivative claim. Our amended and restated certificate of incorporation provides for this limitation of liability to the fullest extent permitted by law, as it exists now or may exist in the future. Our amended and restated certificate of incorporation further provides that no amendment to our exculpation provision will limit or eliminate the rights or protections of officers with respect to acts or omissions occurring prior to the time of the amendment.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where directors or certain officers are successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify them against the expenses such officer or director has actually and reasonably incurred.

Section 145 also provides that the expenses incurred by a director, officer, employee, or agent of the corporation or a person serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise in defending any action, suit, or proceeding may be paid in advance of the final disposition of the action, suit, or proceeding, subject, in the case of current officers and directors, to the corporation’s receipt of an undertaking by or on behalf of such officer or director to repay the amount so advanced if it shall be ultimately determined that such person is not entitled to be indemnified.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of their status as such, whether or not the corporation would otherwise have the power to indemnify them under Section 145.

Our amended and restated bylaws will provide that, subject to limited exceptions, we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The rights to indemnification and advancement of expenses set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us, subject to limited exceptions, to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses they incur as a result of any proceeding to which they are or are threatened to be made a party or participant. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act:

On May 5, 2025, General Atlantic acquired 17,452,528 of the Registrant’s class A common stock, par value $0.0001 per share, from Blackstone and other holders of the Registrant’s class A common stock (the “Class A Shares”) for approximately $402 million (the “Secondary Stock Purchase”). At the closing of the Secondary Stock Purchase, the Class A Shares were exchanged into 401,626 newly issued shares of the Registrant’s series A redeemable convertible preferred stock, par value $0.0001 per share (the “Series A Redeemable Convertible Preferred Stock”). Concurrent with the execution of the Share Purchase Agreement, on May 5, 2025, General Atlantic acquired additional shares of Series A Redeemable Convertible Preferred Stock for approximately $23 million. As of September 30, 2025, General Atlantic owned 425,000 shares of Series A Redeemable Convertible Preferred Stock. See “Certain Relationships and Related Person Transactions—General Atlantic Investment” in the prospectus included in this registration statement. The issuance of such shares of Series A Redeemable Convertible Preferred Stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

Since October 2022, the Registrant issued an aggregate of 1,717,374 shares of its class B common stock to its employees, directors, and consultants (including those issued upon the exercise of stock options), with per share exercise prices ranging from $0.11 to $18.70, for a weighted-average exercise price of $3.06.

Since October 2022, the Registrant has granted an aggregate of 30,016,569 stock options to employees, directors, and consultants under the Registrant’s 2021 Stock Incentive Plan, with per share exercise prices ranging from $6.28 to $32.72.

Since October 2022, the Registrant has granted an aggregate of 428,525 stock appreciation rights to employees, directors, and consultants under the Registrant’s 2021 Stock Incentive Plan, with per share exercise prices ranging from $8.14 to $32.72.

Since October 2022, the Registrant has granted an aggregate of 48,625 restricted stock units to employees, directors, and consultants under the Registrant’s 2021 Stock Incentive Plan.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)
Financial Statement Schedules. The information required by this item is contained under the section “Financial Statements—Note 17. Condensed Financial Information (Parent Company Only)” beginning on page F-33 of the prospectus that forms a part of this Registration Statement. That section is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

(1)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(2)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(3)
The undersigned registrant hereby undertakes that,
(A)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(B)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(C)
For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(D)
For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant

3.2	Form of Amended and Restated Bylaws of the Registrant

5.1*	Opinion of Simpson Thacher & Bartlett LLP

10.1**

Credit Agreement, dated as of September 30, 2021, among Red Planet Borrower, LLC, as Borrower, Red Planet Intermediate, LLC, as Holdings, the guarantors party thereto from time to time, the several lenders from time to time party thereto, the L/C issuers from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and swing line lender, the several other parties named therein and Blackstone Securities Partners L.P., as co-manager

10.2**

Amendment No. 1 (Corrective Amendment) to the Credit Agreement, dated as of November 8, 2021, between Red Planet Borrower, LLC, as Borrower and Morgan Stanley Senior Funding, Inc., as administrative agent

10.3**

Amendment No. 2 to the Credit Agreement, dated as of April 18, 2023, between Red Planet Borrower, LLC, as Borrower the Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent

10.4**

Amendment No. 3 to the Credit Agreement, dated as of November 8, 2024, between Red Planet Borrower, LLC, as Borrower, Red Planet Intermediate, LLC, as Holdings, the Guarantors party thereto, the Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent

10.5**

Amendment No. 4 to the Credit Agreement, dated as of September 8, 2025, between Red Planet Borrower, LLC, as Borrower, Red Planet Intermediate, LLC, as Holdings, the guarantors party thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and swing line lender

10.6**	Security Agreement, dated as of September 30, 2021, by and among the guarantors identified therein and Morgan Stanley Senior Funding, Inc., as the collateral agent

10.7	Form of Stockholders Agreement between the Registrant and entities affiliated with Blackstone

10.8	Form of Stockholders Agreement between the Registrant and entities affiliated with General Atlantic

10.9	Form of Registration Rights Agreement

10.10**	Form of Indemnification Agreement

10.11**†	Form of Liftoff Mobile, Inc. 2026 Omnibus Incentive Plan

10.12**†	Form of Liftoff Mobile, Inc. Employee Stock Purchase Plan

10.13**†	Management Rollover Agreement, dated as of July 11, 2019, by and between Redbird Parent Holdings, Inc. and Jeremy Bondy

10.14**†	Subscription Agreement, dated as of July 23, 2021, by and between Redbird Parent Holdings, Inc. and Tarek Kutrieh

10.15**†	Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.16**†	Amendment No. 1 to Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.17**†	Amendment No. 2 to Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.18**†	Amendment No. 3 to Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.19**†	Amendment No. 4 to Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.20**†	Form of Option Grant Notice and Option Agreement (Employee) under the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.21**†	Form of Option Grant Notice and Option Agreement (Tutundjian) under the Redbird Parent Holdings, Inc. 2019 Stock Incentive Plan

Exhibit No.	Description

10.22**†	Form of Option Grant Notice and Option Agreement (MOIC – Tutundjian) under the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.23**†	Form of Option Grant Notice and Option Agreement (Kutrieh) under the Redbird Parent Holdings, Inc. 2019 Stock Incentive Plan

10.24**†	Form of Option Grant Notice and Option Agreement (Change in Control – Kutrieh) under the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.25**†	Form of Option Grant Notice and Option Agreement (MOIC – Kutrieh) under the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.26**†	Form of Option Grant Notice and Option Agreement (Bondy) under the Redbird Parent Holdings, Inc. 2019 Stock Incentive Plan

10.27**†	Form of Option Grant Notice and Option Agreement (Bondy) under the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.28**†	Form of Option Grant Notice and Option Agreement (Change in Control - Bondy) under the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.29**†	Form of Option Grant Notice and Option Agreement (MOIC – Bondy) under the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.30**†	Form of Option Grant Notice and Option Agreement (Directors) under the Redbird Parent Holdings, Inc. 2019 Stock Incentive Plan

10.31**†	Form of RSU Grant Notice and RSU Agreement (Director and Advisor) under the Booster Parent Holdings, Inc. 2021 Stock Incentive Plan

10.32**†	Form of Amendment to Options Granted Pursuant to the Redbird Parent Holdings, Inc. 2019 Stock Incentive Plan Outstanding on September 30, 2021

10.33**†	Form of Change in Control Option Side Letter Agreement, dated as of November 11, 2024

10.34**†	Form of Change in Control Option Side Letter Agreement, dated as of September 11, 2025

10.35**†	Offer Letter, dated as of May 30, 2021, by and between Tarek Kutrieh and Vungle, Inc.

21.1**	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP as auditors to Liftoff Mobile, Inc.

23.2*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)

23.3**	Consent of Altman Solon

24.1**	Power of Attorney (included in signature pages of this Registration Statement)

107**	Filing Fee Table

* To be filed by amendment.

** Previously filed.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on the 28th day of January, 2026.

Liftoff Mobile, Inc.

By:	/s/ Jeremy Bondy
Name: Jeremy Bondy
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 28th day of January, 2026.

Signature	Title
/s/ Jeremy Bondy Jeremy Bondy	Chief Executive Officer and Director (principal executive officer)

* David Habiger	Chair of Board of Directors

* Sachin J. Bavishi	Director

* Simon R. Goldman	Director

* Elizabeth S. Rafael	Director

* Tanzeen Syed	Director

* Jonathan Yip	Director

* Tarek Kutrieh	Chief Financial Officer (principal financial officer)

* Patrick Clayton	Deputy Chief Financial Officer (principal accounting officer)

*
	By:	/s/ Jeremy Bondy
	Name:	Jeremy Bondy
	Title:	Attorney-in-fact